UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K/A
(Amendment No. 1)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2023
OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to
Commission file number 001-35896

Ellington Residential Mortgage REIT
(Exact Name of Registrant as Specified in Its Charter)

Maryland	**46-0687599**
(State or Other Jurisdiction of Incorporation or Organization)	**(I.R.S. Employer Identification No.)**

53 Forest Avenue
Old Greenwich, Connecticut 06870
(Address of Principal Executive Offices) (Zip Code)
(203) 698-1200
(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Shares of Beneficial Interest, $0.01 par value per share	EARN	The New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer" "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☐	Accelerated Filer	☐
Non-Accelerated Filer	☒	Smaller Reporting Company	☒
		Emerging Growth Company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐ No ☒

As of June 30, 2023, the last business day of the Registrant's most recently completed second fiscal quarter, the aggregate market value of the Registrant's common shares held by non-affiliates was $100,812,109 based on the closing price as reported by the New York Stock Exchange on that date.

Number of the Registrant's common shares outstanding as of April 5, 2024: 19,819,610

Documents incorporated by reference: None

ELLINGTON RESIDENTIAL MORTGAGE REIT

EXPLANATORY NOTE

This Amendment No. 1 on Form 10-K/A (the "Amendment") amends our Annual Report on Form 10-K for the fiscal year ended December 31, 2023, originally filed with the Securities and Exchange Commission (the "SEC") on March 12, 2024 (the "Original Filing"). We are filing this Amendment pursuant to General Instruction G(3) of Form 10-K to include information required by Part III of Form 10-K that we did not include in the Original Filing, as we do not intend to file a definitive proxy statement for an annual meeting of shareholders within 120 days after the end of our fiscal year ended December 31, 2023.

This Amendment also amends Part IV, Item 15 to include the currently dated certifications from the Company's principal executive officer and principal financial officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, which are attached hereto. Except as described above and as described in our Current Report on Form 8-K filed with the SEC on April 1, 2024 (the "April 8-K"), no other changes have been made to the Original Filing. The Original Filing continues to speak as of its filing date and we have not updated the disclosures contained therein to reflect any events which occurred at a date subsequent to the filing date of the Original Filing. Terms used but not defined herein are as defined in the Original Filing.

Unless otherwise indicated or unless the context requires otherwise, all references in this Amendment to the "Company," "we," "us," or "our" refer to Ellington Residential Mortgage REIT and its consolidated subsidiaries, including Ellington Residential Mortgage LP, our operating partnership subsidiary, which we refer to as our "Operating Partnership." Our "Manager" refers to Ellington Residential Mortgage Management LLC, our external manager, and "EMG" refers to Ellington Management Group, L.L.C. and its affiliated investment advisory firms, including our Manager. In certain instances, references to our Manager and services to be provided to us by our Manager may also include services provided by EMG and its other affiliates from time to time.

Item 10. Directors, Executive Officers and Corporate Governance

Board of Trustees

Our business is managed through the oversight and direction of our Board of Trustees (the "Board"), which has established investment guidelines for our Manager to follow in its day-to-day management of our business. Our Manager is an affiliate of EMG, a private investment management firm and registered investment advisor that specializes in fixed income strategies, and is responsible for administering our business activities and day-to-day operations. Our Board is currently comprised of six trustees. The trustees are informed about our business at meetings of our Board and its committees and through supplemental reports and communications. Our independent trustees meet regularly in executive sessions without the presence of our corporate officers.

Our Board has established three standing committees that are comprised solely of independent trustees, the principal functions of which are briefly described below. Matters put to a vote at any one of our three committees must be approved by a majority of the trustees on the committee who are present at a meeting at which there is a quorum or by unanimous written consent of the trustees on that committee.

The following sets forth the names, ages, and biographical information for each member of the Board.

Name and Position With Our Company	Age	Background Summary
Robert B. Allardice, III *Chairman of the Board*	77	Mr. Allardice has served as a member of our Board since May 2013 and was appointed as Chairman of the Board in January 2021 and is Chairman of the Audit Committee. Mr. Allardice also served as a director, member of the audit committee, and chairman of the finance, investment and risk management committee of The Hartford Financial Services Group, Inc. (NYSE: HIG), from September 2008 through June 2023. Mr. Allardice served as a director of GasLog Partners LP (NYSE: GLOP) from October 2014 to January 2021. Mr. Allardice retired in 1999 from his position as regional chief executive officer of Deutsche Bank Americas Holding Corporation, North and South America, or "DBAHC." Prior to joining Deutsche Bank, Mr. Allardice was a consultant to Smith Barney. Prior to consulting to Smith Barney, Mr. Allardice spent nearly 20 years in positions of increasing responsibility at Morgan Stanley & Co., Inc. He founded the company's Merger Arbitrage Department and later became Chief Operating Officer of the Equity Department. Mr. Allardice has served as a board member of Bankers Trust Company, Carlyle Capital Corporation Ltd., DBAHC and Worldwide Excellerated Leasing Limited. Mr. Allardice earned a B.A., cum laude, from Yale University and an MBA from Harvard University, where he graduated as a George F. Baker Scholar. Our Board believes that Mr. Allardice's more than 35 years of experience in the financial services industry, especially his experience as a senior executive officer engaged in strategic planning, risk management, talent development, financial management and financial reporting, and his service on the audit committee of an NYSE-listed company gives him the qualifications and skills to serve as a trustee of our Company.
Michael W. Vranos *Co-Chief Investment Officer & Trustee*	62	Mr. Vranos has been our Co-Chief Investment Officer since October 2012 and a member of our Board since our inception in 2012. Mr. Vranos is also the Chief Executive Officer and President of our Manager. Mr. Vranos also serves as Co-Chief Investment Officer of Ellington Financial Inc. (NYSE: EFC) ("EFC") and was a director of EFC from its inception in 2007 until August 2018. Mr. Vranos is also the founder and Chief Executive Officer of EMG, which he founded in December of 1994 to capitalize on distressed conditions in the mortgage-backed securities, or "MBS," derivatives market. Until December 1994, he was the Senior Managing Director of Kidder Peabody, in charge of residential mortgage-backed securities, or "RMBS," trading. Mr. Vranos graduated magna cum laude, Phi Beta Kappa with a B.A. in Mathematics from Harvard University. Our Board believes that Mr. Vranos' operational experience as Co-Chief Investment Officer of our Company, trading and market expertise and, in particular, his extensive experience in the asset-backed securities business, give him the qualifications and skills to serve as a trustee of our Company.

Name and Position With Our Company	Age	Background Summary
Laurence E. Penn *Chief Executive Officer, President & Trustee*	62	Mr. Penn has been our Chief Executive Officer and President since October 2012 and has served as a member of our Board since our inception in 2012. Mr. Penn is also a Vice Chairman of EMG, where he helps oversee many functions of the firm. Mr. Penn is also the Executive Vice President of our Manager and serves on EMG's Investment and Risk Management Committee. Mr. Penn also serves as Chief Executive Officer, President, and a member of the Board of Directors of EFC. Mr. Penn has also served as a Trustee of Ellington Income Opportunities Fund, a closed-end management investment company, since October 2018. In EMG's earlier years, Mr. Penn was the senior portfolio manager primarily responsible for investments in Agency RMBS. Prior to joining EMG in 1995 shortly after its inception, Mr. Penn was at Lehman Brothers, where he was a Managing Director and co-head of CMO origination and trading, and where he specialized in the trading of CMO derivatives. Prior to trading CMOs and CMO derivatives, Mr. Penn was in charge of Lehman Brothers' structured transaction modeling group from 1987 to 1990, where he was responsible for the structuring, modeling and computer system design for MBS and ABS, and where he was the co-creator (with Jonathan Amsterdam) of "BondTalk," the first high-level programming language specifically designed to model CMOs. Mr. Penn began his career at Lehman Brothers in 1984, after receiving a Master of Advanced Study in Mathematics from Cambridge University, where he studied as both a National Science Foundation Fellow and Winston Churchill Scholar. Mr. Penn graduated summa cum laude, Phi Beta Kappa with a B.A. in Mathematics from Harvard University. Mr. Penn was one of five winners nationwide in the 1980 Putnam collegiate mathematics problem-solving competition, and represented the United States in the 21st International Mathematics Olympiad held in London, England. Our Board believes that Mr. Penn's operational experience as President and Chief Executive Officer of our Company, risk management and trading expertise and, in particular, his extensive experience in the mortgage securities business, give him the qualifications and skills to serve as a trustee of our Company.
Ronald I. Simon, Ph. D. *Trustee*	85	Dr. Simon is a private investor and financial consultant to businesses. Dr. Simon has served as a member of our Board since May 2013, and is Chairman of the Nominating and Corporate Governance Committee. Dr. Simon has also served as a member of the Board of Directors of EFC since 2007 and was appointed as Chairman of the Board of Directors and Chairman of the Audit Committee of EFC in January 2021. From March 2003 through February 2006, when it was acquired by Wachovia Corp., Dr. Simon was a director of WFS Financial, Inc., a publicly-traded financial services company specializing in automobile finance. From 1995 through 2002, Dr. Simon was a director of SoftNet Systems, Inc. ("SoftNet"), during 2001, he served as Acting Chairman, Chief Executive Officer, and Chief Financial Officer for SoftNet, Inc. From 2002 through August 2016 he was a director of its successor company, American Independence Corp. ("AIC"), a holding company engaged principally in the health insurance and reinsurance business. AIC was acquired by Independence Holdings Company ("IHC"), a holding company principally engaged in the disability, health insurance and pet insurance business, in August 2016, and he served as a director of IHC from August 2016 to February 2022, and as a member of the Audit Committee from November 2017 to February 2022. Dr. Simon earned a B.A. from Harvard University, an M.A. from Columbia University, and a Ph.D. from Columbia University Graduate School of Business. Our Board believes that Dr. Simon's expertise in finance and his extensive service in senior officer positions and directorships of public companies in a variety of industries give him the qualifications and skills to serve as a trustee of our Company.

Name and Position With Our Company	Age	Background Summary
David J. Miller *Trustee*	64	Mr. Miller is currently a private investor and has served as a member of our Board since May 2013. He also serves on several private company boards, including Everstory Inc., J.G. Wentworth, and Prima Insurance. Mr. Miller also previously served as a member of the boards of several other companies, including Figure Acquisition Corp., where he served as the Chair of the Audit Committee from February 2021 until December 2022, StoneMor Inc. (where, from July 2019 to November 2022 when it was a public company, he served as the Chairman of the Compensation, Nominations & Governance Committee and as a member of the Audit Committee), and Lombard International Assurance, where he served on the board from July 2015 until his resignation in December 2023. Mr. Miller previously served as the Chief Executive Officer of JGWPT Holdings, LLC, or its predecessor J.G. Wentworth, LLC from January 2009 until July 2014. Prior to joining J.G. Wentworth, LLC, in January 2009, Mr. Miller held various positions including: Executive Vice-President responsible for Ace Group's International Accident and Health Insurance Business, President and Chief Executive Officer of Kemper Auto and Home Insurance, and Chief Operating Officer of Providian Direct Insurance. Mr. Miller began his insurance career with Progressive Insurance where he held various positions over his seven-year tenure. Mr. Miller has a BSEE in electrical engineering from Duke University and an MBA in Finance from The Wharton School of the University of Pennsylvania. In November 2021, Mr. Miller was elected to serve a four-year term on the board of supervisors of Tredyffrin Township. He was previously a member of the New York Stock Exchange. Our Board believes that Mr. Miller's financial and management expertise and his valuable experience gained from his tenure as an executive and as a director of other companies in the financial services industry gives him the qualifications and skills to serve as a trustee of our Company.
Mary McBride *Trustee*	68	Ms. McBride has served as a member of our Board since March 2021. Ms. McBride was President of CoBank, ACB ("CoBank"), a cooperative bank and member of the Farm Credit System serving vital industries across rural America, from 2013 to 2016. Ms. McBride joined CoBank in 1993 and served as Vice President, Loan Policy & Syndications; Senior Vice President and Manager, Corporate Finance Division; Senior Vice President and Manager, Operations Division; Executive Vice President, Communications and Energy Banking Group; and Chief Operating Officer before being appointed Chief Banking Officer in 2010. Ms. McBride served as a Director of CatchMark Timber Trust, Inc., a real estate company that invests in timberlands, from February 2018 until September 2022, and has served as a Director of Intrepid Potash Inc., a diversified minerals company, since May 2020. Before joining CoBank, Ms. McBride was Senior Vice President and Manager, Commercial Lending at First Interstate Bank of Denver, N.A., and prior to that served as Assistant Vice President, Energy & Utilities at First National Bank of Boston. Ms. McBride served on the Biomass Technical Advisory and Research Committee of the U.S. Departments of Energy and Agriculture from 2006 to 2012. She also previously served as Chair of Mile High United Way. Ms. McBride received a Bachelor of Arts in Political Science from Wellesley College, a Master of Science in European Studies from the London School of Economics and a Master of Science in Applied Economics and International Management and Finance from the Sloan School of Management at the Massachusetts Institute of Technology. Our Board believes that Ms. McBride's experience as president of CoBank, together with her experience serving as a board member for two other publicly traded companies, give her the qualifications and skills to serve as a trustee of our Company.

Board Refreshment

Our Board currently consists of six trustees who are elected annually.

Information Regarding Our Board and Its Committees

Trustees are expected to attend all of our regular and special meetings of the Board and all meetings of the committees on which they serve. In 2023, there were fourteen meetings of the Board, and each of the current trustees attended at least 75% of the meetings of both the Board and committees on which he or she served.

We have a policy that trustees attend our annual meetings of shareholders. Mr. Miller, Mr. Allardice, Dr. Simon, Mr. Vranos, Mr. Penn, and Ms. McBride attended the 2023 Annual Meeting of Shareholders.

Our Board has established three standing committees of the Board: Audit, Compensation, and Nominating and Corporate Governance. The charter for each committee, more fully describing the responsibilities of each committee, can be found on our website at www.earnreit.com under the "For Investors—Corporate Governance" section. Pursuant to their charters, each of these committees is comprised solely of independent trustees. The table below indicates our current committee membership and the number of times each committee met in 2023.

Trustee Name	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee
Robert B. Allardice, III	Chair	Member	Member
David J. Miller	Member	Chair	Member
Mary McBride	Member	Member	Member
Ronald I. Simon, Ph.D.	Member	Member	Chair
Number of Meetings in 2023	6	7	5

Our committees make recommendations to the Board as appropriate and regularly report on their activities to the entire Board.

Audit Committee

Pursuant to its charter, our Audit Committee assists the Board in overseeing (1) the integrity of our financial statements; (2) our compliance with legal and regulatory requirements; (3) the qualifications and independence of our independent auditors; and (4) the performance of our independent auditors and internal audit function.

Each member of the Audit Committee meets the independence requirements of the New York Stock Exchange (the "NYSE") and the Securities and Exchange Commission ("SEC") rules and regulations, and each is financially literate. Our Board has determined that each of Mr. Allardice, the chairman of our Audit Committee, Ms. McBride, Mr. Miller and Dr. Simon is an "audit committee financial expert" as that term is defined by the SEC and that each satisfies the financial expertise requirements of the NYSE.

Compensation Committee

Pursuant to its charter, the Compensation Committee's principal functions are to assist the Board in discharging its responsibilities relating to (1) compensation of our trustees and officers; (2) review, approval, and administration of compensation plans and programs and other benefit plans for our trustees, officers, employees, and consultants and other third parties who perform services for us; and (3) compensation of our Manager. The Compensation Committee may form and delegate authority to subcommittees comprised entirely of independent trustees or its chair when appropriate.

Our Board has determined that each member of the Compensation Committee meets the independence requirements of the NYSE that apply to compensation committee members.

Nominating and Corporate Governance Committee

Pursuant to its charter, the Nominating and Corporate Governance Committee is responsible for identifying, recruiting, considering and recommending to our Board qualified candidates for election as trustees and recommending a slate of nominees for election as trustees at our annual meetings of shareholders. It also reviews the background and qualifications of individuals being considered as trustee candidates pursuant to attributes and criteria established by the committee and the Board from time to time. It reviews and makes recommendations on matters involving general operation of our Board and our corporate governance, and annually recommends to our Board nominees for each committee of the Board. In addition, the committee annually facilitates the assessment of our Board's performance as a whole and of the individual trustees and reports thereon to the Board. The committee is responsible for reviewing and approving in advance any related party transactions, other than related party transactions which have been pre-approved pursuant to pre-approval guidelines to address specific categories of transactions, which the committee reviews, evaluates and updates, as appropriate, from time to time.

In selecting candidates to recommend to our Board as trustee nominees, the Nominating and Corporate Governance Committee looks at a number of attributes and criteria, including experience, skills, expertise, diversity of experience, personal and professional integrity, character, business judgment, time availability in light of other commitments, dedication, conflicts of interest and such other relevant factors that the Nominating and Corporate Governance Committee considers appropriate in the context of the needs of the Board. The Nominating and Corporate Governance Committee views diversity as a positive factor in considering trustee candidates, but it does not have a formal policy about diversity of board members, and neither includes nor excludes any candidate from consideration solely based on the candidate's diversity traits. In assessing the needs of the Board, the Nominating and Corporate Governance Committee and our Board review and consider from time to time the requisite skills and characteristics of individual trustees as well as the composition of the Board as a whole.

The Nominating and Corporate Governance Committee will consider candidates recommended by shareholders for service on our Board and such proposed nominees will be considered and evaluated under the same criteria as described above. Any recommendation submitted to the Company should be in writing and should include any supporting material the shareholder considers appropriate in support of that recommendation, but must include all information relating to such proposed nominee that would be required to be disclosed in connection with the solicitation of proxies for the election of the proposed nominee as a trustee in an election contest (even if an election contest is not involved), or would otherwise be required in connection with such solicitation, in each case pursuant to Regulation 14A (or any successor provision), a written statement certifying, among other things, that the proposed nominee, will serve as a trustee if elected and must otherwise comply with the requirements under our bylaws for shareholders to propose nominees. Shareholders wishing to propose a candidate for consideration may do so by submitting the above information addressed to Attention: Secretary, Ellington Residential Mortgage REIT, 53 Forest Avenue, Old Greenwich, Connecticut 06870. All recommendations for trustee nominations received by the Secretary that satisfy our bylaws requirements relating to such trustee nominations will be presented to the Nominating and Corporate Governance Committee for its consideration. Shareholders also must satisfy the notification, timeliness, consent, and information requirements set forth in our bylaws.

Board Leadership Structure

While the roles are currently separated, our Board has not established a fixed policy regarding the separation of the roles of Chief Executive Officer and Chairman of the Board. Instead, the Board believes this determination is part of the succession planning process and should be considered upon the appointment or re-appointment of a Chief Executive Officer. The Board believes that the current separation of the role of Chief Executive Officer and Chairman of the Board is appropriate because it allows our Chief Executive Officer to focus on running our business, while allowing the Chairman of the Board to lead the Board in its fundamental role of providing advice to and independent oversight of management.

Board Oversight of Risk

Our Board believes an effective risk management system will (1) timely identify the material risks that we face; (2) communicate necessary information with respect to material risks to our principal executive officer or principal financial officer and officers of our Manager and, as appropriate, to our Board or relevant committee thereof; (3) implement appropriate and responsive risk management strategies consistent with our risk profile; and (4) integrate risk management into management and our Board's decision-making.

EMG has an Investment and Risk Management Committee that advises and consults with our senior management team with respect to, among other things, our investment policies, portfolio holdings, financing and hedging strategies, and investment guidelines. The members of the Investment and Risk Management Committee include two of our trustees, Mr. Vranos and Mr. Penn, as well as one of our officers, Mark Tecotzky. The Audit Committee has been designated by our Board to take the lead in overseeing risk management. As part of its oversight function, the Audit Committee receives briefings provided by members of the Investment and Risk Management Committee, officers of our Manager and various advisors to our Company regarding the adequacy of our risk management processes. The Audit Committee also regularly receives briefings from our internal auditor.

In addition, the Audit Committee receives regular reports from management on cybersecurity and related risks. Our Board's oversight of cybersecurity risk management is supported by the Audit Committee, which regularly interacts with our management team and other professionals who are responsible for assessing and managing material risks from cybersecurity threats at our Company. We also regularly engage third parties to perform assessments of our cybersecurity posture, including penetration testing, user access control reviews and independent reviews of our information security control environment, and operating effectiveness. The results of such assessments, tests and reviews are reported to the Audit Committee and our Board, and we adjust our cybersecurity policies, standards, processes and practices as necessary based on the information provided by these assessments, tests and reviews, including the implementation of new software and technologies.

Our Board also encourages our officers and the officers of our Manager to promote a corporate culture that incorporates risk management into our corporate strategy and day-to-day business operations and continually works with our officers, the officers of our Manager and our advisors to assess and analyze the most likely areas of future risk for our Company. In addition, our Compensation Committee has reviewed its compensation policies and practices with respect to certain employees of the Manager who are dedicated or partially dedicated to providing services to the Company taking into consideration risk management practices and risk-taking incentives. Following such review, we determined that our compensation policies and practices for such employees do not create risks that are reasonably likely to have a material adverse effect on us.

Code of Business Conduct and Ethics

Our Board has established a Code of Business Conduct and Ethics that applies to our officers and trustees and to our Manager's and certain of its affiliates' officers, trustees and employees when such individuals are acting for or on our behalf. Among other matters, our Code of Business Conduct and Ethics is designed to deter wrongdoing and to promote:

- honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

- compliance with applicable governmental laws, rules, and regulations;

- prompt internal reporting of violations of the code to appropriate persons identified in the Code of Business Conduct and Ethics; and

- accountability for adherence to the Code of Business Conduct and Ethics.

EMG also has its own Code of Ethics with which employees of EMG and our Manager, including officers of our Company, must also comply. Our Code of Business Conduct and Ethics is intended to complement EMG's Code of Ethics. To the extent there is any conflict between our Code of Business Conduct and Ethics and EMG's Code of Ethics with respect to the officers of our Company and the officers, employees, and other personnel of EMG and our Manager who perform services for or on our behalf, the provisions of our Code of Business Conduct and Ethics will control, except to the extent that the provisions of EMG's Code of Ethics are more restrictive, in which case the provisions of EMG's Code of Ethics will control. Any waiver of our Code of Business Conduct and Ethics of our executive officers or trustees may be made only by our Board or one of its committees.

We intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K relating to amendments to or waivers from any provision of our Code of Business Conduct and Ethics applicable to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions and that relates to any element of the code of ethics definition enumerated in Item 406(b) of Regulation S-K by posting such information on our website at www.earnreit.com under the "For Investors—Corporate Governance" section of the website.

Clawback Policy

Our Board adopted the Ellington Residential Mortgage REIT Clawback Policy (the "Clawback Policy") effective as of November 2, 2023, which supersedes and replaces all prior and contemporaneous policies of the Company regarding incentive compensation recoupment. In the event that the Company is required to prepare a financial restatement, the Compensation Committee shall, to the extent practicable, recoup all incentive-based compensation calculated on a pre-tax basis received after October 2, 2023, by a person (i) after beginning service as an executive officer; (ii) who served as an executive officer at any time during the performance period for that incentive-based compensation; (iii) while the Company had a class of securities listed on a national securities exchange or national securities association; and (iv) during the applicable period, that exceeded the amount of incentive-based compensation that otherwise would have been received had the amount been determined based on the Financial Reporting Measures (as defined in the Clawback Policy), as reflected in the restatement.

Communications with Our Board

Our Board has established a process for shareholders and other interested parties to communicate with the members of our Board, any trustee (including the Chairman of the Board), non-management members of the Board as a group or any committee. To do so, a shareholder or other interested party may send a letter addressed to Attention: Secretary, Ellington Residential Mortgage REIT, 53 Forest Avenue, Old Greenwich, Connecticut 06870. The Secretary will forward all such communications to our trustees.

Availability of Our Corporate Governance Materials

Shareholders may view our corporate governance materials, including the written charters of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee, our Corporate Governance Guidelines and our Code of Business Conduct and Ethics, on our website at www.earnreit.com under the "For Investors—Corporate Governance" section of the website. A copy of any of these documents will be provided free of charge to any shareholder upon request by writing to Ellington Residential Mortgage REIT, 53 Forest Avenue, Old Greenwich, Connecticut 06870, Attention: Secretary. Information at or connected to our website is not and should not be considered a part of this Amendment or the Original Filing.

Corporate Responsibility

EMG is committed to corporate responsibility. We recognize the importance of environmental, social and governance ("ESG") policies, and we believe that the implementation of ESG policies benefits EMG's employees, supports long-term stockholder performance, and makes a positive impact on the environment and society as a whole. EMG has a standing ESG

Committee to address a variety of issues, including EMG's impact on the environment, increasing the diversity of EMG's workforce, employee engagement, and community involvement. We assess the interests of all stakeholders—stockholders, employees, service providers, lenders, and the surrounding community—when determining the long-term goals of our business. In doing so, we prioritize strong ESG practices, active stockholder engagement, a commitment to significant disclosure and transparency, including an established dividend policy, and supportive employment practices.

Environmental

As an investment firm with approximately 170 employees, the vast majority of whom work out of EMG's offices in Old Greenwich, CT and New York, NY, we believe that EMG's corporate footprint and business operations have a relatively modest impact on the environment. Nevertheless, we believe in promoting a sustainable environment by using resources as efficiently and responsibly as practicable. Our commitment to these principles is reflected in our daily activities in a variety of ways:

- EMG's offices are conveniently located near mass transportation, which enables our employees to commute efficiently. Further, EMG provides financial incentives to employees who use public transportation.
- To reduce energy usage, EMG uses Energy Star® certified desktops, monitors, and printers, and utilizes motion sensor lighting and cooling to reduce energy usage in non-peak hours.
- To reduce waste and promote a cleaner environment, EMG uses green cleaning supplies and kitchen products; recycles electronics, ink cartridges, and packaging; provides recycling containers to employees; and uses water coolers.
- EMG also attempts to reduce the number of single use cups and plastic water bottles in its offices by providing reusable bottles and cups.

Social

Human Capital

Behind our success is EMG's most notable asset, its employees. To foster the health and well-being of EMG's employees and their families, full-time employees have access to robust health and wellness programs. EMG employee benefits include:

- EMG bears the majority of the cost of medical, prescription, dental, life, and a variety of long- and short-term disability insurance policies;
- Paid time off;
- Paid parental leave;
- Gym subsidies and a monthly payout for tracking and reporting daily steps;
- In-office flu shot clinics; and
- 401(k) plan.

To attract and retain talent, EMG supports the professional development of its employees with a variety of opportunities for personal growth through training, education support, mentorship programs, and internships, including:

- Professional training includes a lunch and learn series and reimbursement for continuing professional education;
- All employees participate in mid-year and/or annual performance reviews; and
- Approximately 15% of open positions were filled internally in 2023; the average tenure of EMG employees is over seven years.

EMG also supports professional development through affinity groups, such as a women's networking group.

EMG is committed to enhancing gender, racial, and ethnic diversity throughout the organization, as stated in its Diversity and Inclusion Policy, and has engaged a women-owned recruiting firm focused exclusively on women and minority recruiting on college campuses.

Charitable Activity

EMG and senior members of management contribute to numerous charitable causes. EMG also supports employee charitable contributions with a matching gift program, hosting food drives, and other community events.

Governance

We are committed to strong alignment with our stakeholders in governance, ethics, and compliance. We operate under a Code of Business Conduct and Ethics, and all employees are required to undertake compliance training annually. We have an established Whistleblower Policy and hotline to encourage transparency and accountability.

Our trustees and officers and EMG personnel are not permitted to engage in short sales of our securities or derivative transactions involving our securities designed to hedge or offset any decrease in the market value of our securities.

EMG incorporates ESG values in its risk management function by, among other things, providing transparency about risk exposures to stakeholders, including our trustees, investors, senior management, and portfolio managers. EMG also fosters dialogue about emerging sources of risk and assumptions driving investment decisions.

Executive Officers

The following sets forth the names, ages, and biographical information for the Company's executive officers.

Name and Position With Our Company	Age	Background Summary
Laurence E. Penn *Chief Executive Officer, President & Trustee*	62	See "–Board of Trustees."
Michael W. Vranos *Co-Chief Investment Officer & Trustee*	62	See "–Board of Trustees."
Mark Tecotzky *Co-Chief Investment Officer*	62	Mr. Tecotzky has been our Co-Chief Investment Officer since October 2012 and the Co-Chief Investment Officer of EFC since March 2008. Mr. Tecotzky is also Vice Chairman—Co-Head of Credit Strategies of EMG, and head portfolio manager for all MBS/ABS credit. Prior to joining EMG in July 2006, Mr. Tecotzky was the senior trader in the mortgage department at Credit Suisse. He developed and launched several of its securitization vehicles, including hybrid adjustable-rate mortgages, or "ARMs," and second liens, and subsequently ran its hybrid ARM business, including conduit pricing, servicing sales, monthly securitization, trading of Agency/non-Agency hybrids of all ratings categories and managing and hedging the residual portfolio. Prior to joining Credit Suisse, Mr. Tecotzky worked with Mr. Vranos and many of the other EMG principals at Kidder Peabody, and traded Agency and non-Agency pass-throughs and structured CMOs as a Managing Director. Mr. Tecotzky holds a B.S. from Yale University, and received a National Science Foundation fellowship to study at MIT.
Christopher Smernoff *Chief Financial Officer*	47	Mr. Smernoff joined EMG in January 2007 and has served as our Chief Financial Officer since April 2018. Mr. Smernoff also served as our Controller from April 2013 to April 2018. Mr. Smernoff is responsible for managing all aspects of our finance and accounting operations. In addition, Mr. Smernoff has served as the Chief Accounting Officer of EFC since April 2018. Prior to that Mr. Smernoff served as EFC's Controller since February 2010. From January 2007 through February 2010, Mr. Smernoff was an Assistant Controller for various private entities managed by EMG. Prior to January 2007, Mr. Smernoff was employed as a manager in the assurance practice of PricewaterhouseCoopers LLP, where he was primarily focused on providing audit and accounting services to a variety of clients in the investment management industry. Mr. Smernoff is a member of the American Institute of Certified Public Accountants and holds a B.S. in Accounting and Finance from Boston College.
JR Herlihy *Chief Operating Officer*	42	Mr. Herlihy joined EMG in April 2011 and has served as our Chief Operating Officer since April 2018 and as our Treasurer since May 2017. In addition, Mr. Herlihy has been the Chief Financial Officer of EFC since April 2018 and its Treasurer since May 2017. Mr. Herlihy is also a Managing Director at EMG, where he has served in various capacities, including serving as Co-Chief Investment Officer of Ellington Housing Inc. ("EHR"), a real estate investment trust that was focused on single- and multi-family residential real estate assets, from EHR's inception in September 2012 through December 2016. Mr. Herlihy also served as EHR's Interim Chief Financial Officer from March 2015 through January 2016. Prior to April 2011, Mr. Herlihy held various positions in the real estate industry, including at the real estate private equity firm GTIS Partners LP, Capmark Financial Group (formerly GMAC Commercial Mortgage), and Jones Lang LaSalle. Mr. Herlihy earned a B.A. in Economics and History from Dartmouth College, summa cum laude and Phi Beta Kappa.
Daniel Margolis *General Counsel*	50	Mr. Margolis has been our General Counsel since April 2013 and also served as our Secretary from inception to April 2013. Mr. Margolis has also served as General Counsel of EMG and of EFC since July 2010. He is responsible for advising EMG on all legal, regulatory, compliance, documentation and litigation matters. Prior to joining EMG, Mr. Margolis was a Partner at Pillsbury, Winthrop, Shaw, Pittman LLP from 2007 to 2010 and before that was a Junior Partner at Wilmer, Cutler, Pickering, Hale and Dorr LLP from 2004 to 2007. In both positions, Mr. Margolis represented corporations and individuals, including financial services organizations, in criminal and regulatory investigations and in complex civil litigation. From 2000 to 2004, he served as an Assistant United States Attorney in the United States Attorney's Office for the Southern District of New York where he prosecuted a variety of white collar crimes including securities fraud, investment fraud, tax fraud and money laundering. In 2004, he received the John Marshall Award, the Department of Justice's highest award for excellence in legal performance. He has a J.D. from New York University Law School, where he graduated cum laude, and a B.A. from Binghamton University where he graduated magna cum laude with highest honors in Political Science and was a member of Phi Beta Kappa.

Item 11. Executive Compensation

Board of Trustees Compensation

For the year ended December 31, 2023, our trustee compensation program consisted of an annual cash retainer of $65,000 for each of our independent trustees. In addition, the Chairman of our Board and the Chairman of each of the Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee of our Board also received an additional annual cash retainer of $25,000, $15,000, $7,500, and $7,500, respectively. Each of our independent trustees is eligible to receive awards under our 2023 Equity Incentive Plan (and, prior to its termination, our 2013 Equity Incentive Plan) and our trustee compensation program has historically included annual awards under the 2023 Equity Incentive Plan and prior to the adoption of the 2023 Equity Incentive Plan, the 2013 Equity Incentive Plan, typically issued in the third quarter, of restricted common shares of beneficial interest, $0.01 par value per share, of the Company, or "Common Shares," that vest over a one-year period subject to the trustee's continuous service on our Board. In 2023, each independent trustee received an award of restricted Common Shares under the 2023 Equity Incentive Plan, with a value on the date of grant equal to approximately $53,000.

We reimburse our trustees for any travel expenses incurred in connection with their attendance at full Board and committee meetings as well as the Annual Meeting of Shareholders and certain trustee education events (if any).

Compensation of Our Trustees in 2023

The table below describes the compensation earned by our trustees during the fiscal year ended December 31, 2023. Any member of our Board who is also an employee of our Manager, EMG, or their respective affiliates does not receive additional compensation for serving on our Board.

Name	Fees Earned or Paid in Cash	Restricted Common Share Awards [1]	All Other Compensation[2]	Total Compensation
Robert B. Allardice, III	$ 105,000	$ 53,001	$ 6,843	$ 164,844
David J. Miller	72,500	53,001	6,843	132,344
Ronald I. Simon, Ph.D.	72,500	53,001	6,843	132,344
Mary McBride	65,000	53,001	6,843	124,844
Laurence E. Penn	—	—	—	—
Michael W. Vranos	—	—	—	—

(1) Represents the aggregate grant date fair value of awards of 8,230 restricted Common Shares granted to each independent trustee on September 13, 2023 pursuant to our 2023 Equity Incentive Plan. The aggregate grant date fair value was calculated in accordance with the Financial Accounting Standards Board's, or "FASB," Accounting Standards Codification, or "ASC," Topic 718, disregarding any potential forfeitures. See "Note 2—Significant Accounting Policies" to the notes to consolidated financial statements in the Original Filing, for additional information regarding the assumptions underlying such calculation. These awards will vest in full on September 12, 2024, subject to the independent trustees' continuous service on our Board through such date. Other than such restricted Common Share awards, none of our independent trustees were granted any outstanding stock awards or option awards during the fiscal year ended December 31, 2023.

(2) Amounts reported in this column represent cash paid with respect to dividends paid during 2023 on unvested restricted Common Share awards held by our independent trustees.

Executive Compensation

We are currently considered a "smaller reporting company" for purposes of the SEC's executive compensation disclosure rules. In accordance with such rules, we are required to provide a Summary Compensation Table and an Outstanding Equity Awards at Fiscal Year End Table, as well as limited narrative disclosures. Further, our reporting obligations extend only to the individuals serving as our Chief Executive Officer, and our two other most highly compensated executive officers.

The following individuals were our named executive officers ("NEOs") for the year ended December 31, 2023:

- Laurence E. Penn, our Chief Executive Officer and President;

- Christopher Smernoff, our Chief Financial Officer; and

- JR Herlihy, our Chief Operating Officer.

As an externally managed company, none of our executive officers are employees of the Company. In fact, we do not have any employees, and we are managed by our Manager, pursuant to our management agreement. Our executive officers are employed by affiliates of our Manager or EMG, and our Manager makes them available to us pursuant to our management agreement. Except as set forth below, because our management agreement provides that our Manager is responsible for managing our affairs, our executive officers do not receive cash compensation from us for serving as our executive officers, and we do not pay or provide benefits, nor do we reimburse the cost of any compensation or benefits paid by our Manager, EMG or their affiliates, to our executive officers.

We do not currently have any agreements with any of our executive officers regarding their cash compensation and we do not intend to enter into any such agreement or pay any cash compensation directly to them. Additionally, our management agreement does not require that our executive officers devote a specific percentage of their time to our business. Notwithstanding the foregoing, we are required by our management agreement to reimburse our Manager for the costs of the wages (including bonuses), salaries, and benefits incurred by our Manager or EMG with respect to our Chief Financial Officer and our Chief Operating Officer (together, the "Compensated NEOs"), in each case, based on the estimated percentage of their time spent on our affairs and subject to the approval of the amount of such reimbursement by our Compensation Committee. In addition, we have the discretion to pay annual cash bonuses directly to our NEOs and make incentive equity awards to our NEOs in amounts that are subject to approval by our Compensation Committee. All of our NEOs, including our Chief Financial Officer and our Chief Operating Officer, are partially dedicated, which means they spend a portion of their time on the affairs of the Company and a portion of their time dedicated to the affairs of our Manager or EMG.

Summary Compensation Table

The following table sets forth the compensation paid to the Compensated NEOs for services they rendered to us during the fiscal years presented. NEOs who did not receive any compensation for their services rendered to us in the fiscal years presented have been omitted from the table.

Name and Principal Position	Year	Salary[1]	Bonus[2]	Stock Awards[3]	All Other Compensation[4]	Total
Christopher Smernoff Chief Financial Officer	2023	$ 43,425	$ 43,981	$ 28,150	$ 5,525	$ 121,081
	2022	45,833	42,429	28,601	5,352	122,215
JR Herlihy Chief Operating Officer	2023	51,000	90,405	63,754	11,525	216,684
	2022	49,271	64,350	58,235	11,344	183,200

(1) Reflects the portion of the executive officer's base salary that we were required to reimburse to the Manager.
(2) Reflects the portion of the executive officer's bonuses that were earned in 2023 and for which we were required to reimburse to the Manager. Messrs, Smernoff and Herlihy earned the remainder of their deferred 2022 cash bonuses ($7,150 for Mr. Smernoff and $22,575 for Mr. Herlihy) on December 31, 2023. Approximately 27% of Mr. Smernoff's and approximately 36% of Mr. Herlihy's 2023 cash bonus ($13,832 for Mr. Smernoff and $38,420 for Mr. Herlihy) will not be earned until December 31, 2024 and, in accordance with SEC rules, has not been included in this table.
(3) Represents the aggregate grant date fair value awards granted on December 14, 2023, under our 2023 Equity Incentive Plan to Mr. Smernoff and Mr. Herlihy of 4,433 and 10,040 restricted Common Shares, respectively. The aggregate grant date fair value was calculated in accordance with FASB ASC Topic 718, disregarding any potential forfeitures. See "Note 2—Significant Accounting Policies" to the notes to consolidated financial statements in the Original Filing, for additional information regarding the assumptions underlying such calculation. These awards will vest in substantially equal installments on each of December 14, 2024 and December 14, 2025, subject to Mr. Smernoff's and Mr. Herlihy's continuous employment through such date.
(4) Amounts in this column represent dividend cash amounts paid to the executive officers in respect of their unvested restricted Common Share awards in each respective year.

Narrative Disclosure to Summary Compensation Table

Employment Agreements

We have not entered into employment agreements with any of our executive officers, including the NEOs.

Elements of Compensation

We do not reimburse our Manager or EMG for any of the compensation paid to Mr. Penn (who is our only NEO who is not a Compensated NEO), but rather EMG compensates Mr. Penn out of its overall revenue stream, including the management fees that we pay to our Manager. Our management agreement does not require that any specified amount or percentage of the management fees that we pay to the Manager be allocated to Mr. Penn. Based on discussions with our Manager and EMG, we estimate that Mr. Penn received no compensation for 2023 that is associated with the $1.8 million in management fees that we paid to the Manager for 2023. Rather, the entire amount of such management fees was used to compensate employees of EMG other than Mr. Penn.

The components of the compensation program for our Compensated NEOs in 2023 and 2022 consisted of (1) base salary paid by EMG and reimbursed in part by us, (2) a discretionary cash bonus paid by EMG and reimbursed in part by us, and (3) a restricted Common Share award granted by us. We are required to reimburse EMG for the portion of the base salary and any discretionary cash bonus of the Compensated NEOs that is allocated to us based on the estimated percentage of their time spent managing our affairs, subject to the approval of the amount of such reimbursement by our Compensation Committee. While we have the discretion to provide annual cash bonuses directly to our NEOs, we did not approve any such bonuses for 2023 and have not historically provided such bonuses.

Base Salary

Each of the Compensated NEOs is an employee of EMG. Under the terms of their respective employment arrangements with EMG, Mr. Smernoff earned an annual base salary in 2023 of $270,000 and Mr. Herlihy earned an annual base salary in 2023 of $300,000. In determining whether the amount of each Compensated NEO's' base salary for 2023 was reasonable and appropriate, our Compensation Committee considered primarily each Compensated NEO's duties and responsibilities, the performance of our Company, and their performance based on both the members of the Compensation Committee's own observations as members of our Audit Committee and Board and the assessment and recommendation of our Chief Executive Officer/President and our Co-Chief Investment Officer (which takes into account such officers' review of the compensation provided to similar employees of similarly situated companies).

For 2024, we expect that our Compensation Committee will take into account substantially similar criteria in determining whether the amount of each Compensated NEO's base salary is reasonable and appropriate.

Discretionary Cash Bonus and Restricted Common Shares

In addition, on December 14, 2023, our Compensation Committee approved reimbursement of an incentive cash bonus paid by EMG to Mr. Smernoff of $50,663 subject to deferral of approximately 27% of such cash bonus until December 31, 2024 and an incentive cash bonus to Mr. Herlihy of $106,250 subject to deferral of approximately 36% of such cash bonus until December 31, 2024. The deferred portion of the cash bonus paid to Messrs. Smernoff and Herlihy is subject to forfeiture prior to December 31, 2024.

The Compensation Committee also approved, on December 14, 2024, awards under our 2023 Equity Incentive Plan to Mr. Smernoff and Mr. Herlihy of 4,433 and 10,040 restricted Common Shares, respectively. The Common Shares subject to the awards granted to Messrs. Smernoff and Herlihy are subject to forfeiture restrictions that will lapse in substantially equal installments on each of December 14, 2024 and December 14, 2025, subject to the Compensated NEO's continuous employment through each such date.

For our NEOs, we and EMG do not employ contractual formulas in determining discretionary compensation, but instead take into account factors such as the officer's position, the officer's contribution to our Company and/or to EMG's businesses, the performance of our Company and/or EMG, market practices, reviews by the officer's superiors, compensation provided to similar employees of similarly situated companies, and, with respect to officers (such as Mr. Smernoff and Mr. Herlihy) whose compensation is only partially reimbursed by us, the compensation they receive from other sources (such as, for Mr. Smernoff and Mr. Herlihy, from EFC for their services as EFC's partially dedicated Chief Accounting Officer and Chief Financial Officer, respectively), and the percentage of their working time and efforts spent on matters related solely to us.

In determining whether the amount of each Compensated NEO's bonus for 2023, for which we are responsible for our allocable portion, was reasonable and appropriate for reimbursement by our Company and whether to approve their restricted Common Share award, our Compensation Committee considered primarily each Compensated NEO's performance, based both on their own observations as members of our Audit Committee and Board and on the assessments and recommendations of our Chief Executive Officer/President, and our Co-Chief Investment Officer (which take into account such officers' review of information relating to the compensation provided to similar employees of similarly situated companies), the performance of our Company, the compensation that each Compensated NEO receives for service as an executive officer of EFC, and the estimated percentage of their time and efforts managing our affairs. Our Compensation Committee also considered the total compensation that each Compensated NEO would earn for 2023 (including compensation received for service as an executive officer of EFC) and whether the amount seemed reasonable and appropriate based on their personal experience and knowledge regarding executive compensation. Taking all of these factors into account, our Compensation Committee determined that reimbursement for such cash bonus and such awards of restricted Common Shares was reasonable and appropriate for Mr. Smernoff and Mr. Herlihy.

Mr. Smernoff and Mr. Herlihy are entitled to receive dividends on all of their restricted Common Share awards. Cash dividends are paid on the restricted Common Share awards at the same time and rate as is paid to all other holders of our Common Shares as of the applicable record date. In 2023, Mr. Smernoff received $5,525 of dividends on his unvested restricted Common Share awards and Mr. Herlihy received $11,525 of dividends on his unvested restricted Common Share awards.

For 2024, we expect that our Compensation Committee will take into account substantially similar criteria in determining whether the amount of our Compensated NEO's bonuses, for which we will be responsible for our allocable portion, is reasonable and appropriate for reimbursement by our Company and whether to approve a restricted Common Share award for them.

Outstanding Equity Awards at Fiscal Year End

The following table lists the restricted Common Shares awarded to our NEOs that were unvested and outstanding as of December 31, 2023.

Name	Stock Awards	
	Number of Common Shares That Have Not Vested	Market Value of Common Shares That Have Not Vested [1]
Christopher Smernoff[2]	6,427	$ 39,398
JR Herlihy[3]	14,101	86,439

(1) Value is determined by multiplying the number of unvested restricted Common Shares by $6.13, the closing price for our Common Shares on the NYSE on December 29, 2023, the last trading day of the year.

(2) The restricted Common Shares are subject to forfeiture prior to December 14, 2024 in the case of 2,217 Common Shares, December 15, 2024 in the case of 1,994 Common Shares, and December 14, 2025 in the case of 2,216 Common Shares.

(3) The restricted Common Shares are subject to forfeiture prior to December 14, 2024 in the case of 5,020 Common Shares, December 15, 2024 in the case of 4,061 Common Shares, and December 14, 2025 in the case of 5,020 Common Shares.

Potential Payments Upon Termination or Change in Control

Since our NEOs are employees of EMG, we generally do not have any obligation to make any payments to any of our NEOs upon a termination of employment or upon a change in control.

Our Compensated NEOs are subject to standard employment contracts for the benefit of EMG. If a Compensated NEO were terminated other than for cause or voluntary resignation, the deferred portion of such executive officer's 2023 cash bonus and any outstanding unvested restricted Common Shares held by such executive officer would continue to vest under the terms of their employment contract. In addition, upon a change in control, the restricted Common Shares would immediately vest under the terms of their Common Share award agreements.

Pay Versus Performance Table

As required by Item 402(v) of Regulation S-K, we are providing the following information regarding the relationship between executive compensation and the Company's financial performance for each of 2021, 2022, and 2023. The table below summarizes the (i) compensation values reported in the Summary Compensation Table for our principal executive officer ("PEO") and average for our other non-PEO NEOs as compared to the "Compensation Actually Paid," calculated pursuant to the applicable rules and (ii) Company's financial performance for the years ended December 31, 2023, 2022, and 2021.

Year	Summary Compensation Table Total for PEO[1]	Compensation Actually Paid to PEO[1][2]	Average Summary Compensation Table Total for Non-PEO NEOs[1]	Average Compensation Actually Paid to Non-PEO NEOs[1][2]	Total Shareholder Return[3]	Net Income (Loss)[4]
						(In thousands)
2023	$ —	$ —	$ 168,883	$ 161,862	$ 68.00	$ 4,559
2022	—	—	152,708	123,890	66.05	(30,198)
2021	—	—	164,126	146,756	88.06	(6,309)

(1) For each of the years included above, the PEO was Laurence E. Penn and the non-PEO NEOs were JR Herlihy and Christopher Smernoff. As reflected in the Summary Compensation Table and noted elsewhere in this Amendment or the Original Filing, because our management agreement provides that our Manager is responsible for managing our affairs, our NEOs do not receive any cash compensation from us or any of our subsidiaries for serving as our executive officers. However, we are required by our management agreement to reimburse our Manager or EMG for the allocable share of the salary and other compensation paid by our Manager or EMG to certain of our executive officers who dedicated all or a portion of such officer's time to us, based on the estimated percentage of such officer's time spent on our affairs. For the years presented above, Mr. Smernoff, our Chief Financial Officer, and Mr. Herlihy, our Chief Operating Officer, were the only NEOs for which we paid or reimbursed any portion of the compensation paid by our Manager.

(2) For details regarding how the amounts in this column are calculated, refer to the "Adjustments to Summary Compensation Tables to Determine Compensation Actually Paid" table immediately below.

(3) Total Shareholder Return assumes $100 invested at December 31, 2020 in common stock of the Company and the reinvestment of dividends.

(4) Reflects the Company's net income (loss) prepared in accordance with GAAP for each of the years shown.

Compensation Actually Paid represents totals from the Summary Compensation Table above, adjusted for certain items as detailed in the following table for the years ended December 31, 2021, 2022, and 2023:

Adjustments to Summary Compensation Tables to Determine Compensation Actually Paid	2021	2022	2023
Average for Non-PEO NEOs Summary Compensation Table—Total	$ 164,126	$ 152,708	$ 168,883
Deduction of Average Amounts Reported under the "Stock Awards" column in the Summary Compensation Table	(58,924)	(43,418)	(45,952)
Add (Subtract):			
Average of the year-end fair value of any equity awards granted in the covered fiscal year that are outstanding and unvested as of the end of the covered fiscal year	58,698	41,541	44,360
Average amount of change as of the end of the covered fiscal year (from the end of the prior fiscal year) in fair value of any awards granted in prior years that are outstanding and unvested as of the end of the covered fiscal year	(5,899)	(9,970)	(2,210)
For awards granted in prior years that vest in the covered fiscal year, the amount equal to the average change as of the vesting date (from the end of the prior fiscal year) in fair value	(11,245)	(16,971)	(3,219)
Total Equity Award Related Adjustments	(17,370)	(28,818)	(7,021)
Average Compensation Actually Paid—Total	$ 146,756	$ 123,890	$ 161,862

The following graph illustrates the relationship between average Compensation Actually Paid to our non-PEO NEOs and the Company's cumulative total return on our Common Shares, assuming a $100 investment on December 31, 2020 and the reinvestment of dividends for each year presented below. We did not include a graph illustrating the relationship between average Compensation Actually Paid to our PEO and the Company's cumulative total return on our Common Shares because, as discussed elsewhere in this Amendment or the Original Filing, we do not compensate our PEO.

Comparison of Average Compensation Actually Paid to Shareholder Total Return



The following graph illustrates the relationship between average Compensation Actually Paid to our non-PEO NEOs and the Company's net income (loss) for each year presented below. We did not include a graph illustrating the relationship between average Compensation Actually Paid to our PEO and the Company's net income (loss) because, as discussed elsewhere in this Amendment or the Original Filing, we do not compensate our PEO.

Comparison of Average Compensation Actually Paid to Net Income (Loss)



Please see "Executive Compensation—Narrative Disclosure to Summary Compensation Table" above for more information on how the Compensation Actually Paid to our Compensated NEOs is determined.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters

Security Ownership of Management and Certain Beneficial Owners

The following table sets forth, as of April 5, 2024, certain ownership information with respect to our Common Shares for those persons known to us to be the beneficial owners of more than 5% of our outstanding Common Shares, if any, and all of our trustees, each of the NEOs and all of the trustees and executive officers as a group. In accordance with SEC rules, each listed person's beneficial ownership includes:

- all Common Shares the investor actually owns beneficially or of record;
- all Common Shares over which the investor has or shares voting or dispositive control (such as in the capacity as a general partner of a fund); and
- all Common Shares the investor has the right to acquire within 60 days of April 5, 2024 (such as upon exercise of options that are currently vested or which are scheduled to vest within 60 days).

Name and Address	Common Shares Beneficially Owned	
	Number	Percentage of Outstanding Common Shares[1]
Trustees and Named Executive Officers:[2]		
Michael W. Vranos[3]	139,605	0.7 %
Laurence E. Penn	35,710	*
Robert B. Allardice, III[4]	41,231	*
David J. Miller[4][5]	51,231	*
Mary McBride[4]	19,195	*
Ronald I. Simon, Ph.D.[4]	54,992	*
Christopher Smernoff[6]	20,537	*
JR Herlihy[7]	35,593	*
All executive officers and trustees as a group (10 persons)[8]	406,376	2.1 %

* Denotes beneficial ownership of less than 1% of our Common Shares.

(1) Based on an aggregate amount of 19,819,610 Common Shares issued and outstanding as of April 5, 2024. Assumes that derivative securities, if any, beneficially owned by a person are exercised for Common Shares. The total number of Common Shares outstanding used in calculating this percentage assumes that none of the derivative securities owned by other persons are exercised for Common Shares.

(2) The address for all NEOs and trustees is Ellington Residential Mortgage REIT, 53 Forest Avenue, Old Greenwich, CT 06870.

(3) Includes 106,472 Common Shares held directly by EMG Holdings, L.P., or "EMGH." VC Investments L.L.C., or "VC," and Michael W. Vranos each has shared voting and dispositive power over these Common Shares. VC is the general partner of EMGH. Mr. Vranos is the managing member of, and holds a controlling interest in VC. The address for each entity is 53 Forest Avenue, Old Greenwich, CT 06870.

(4) Includes 8,230 Common Shares that will vest on September 12, 2024.

(5) Mr. Miller holds 10,000 of such Common Shares in a joint account with his spouse.

(6) Includes 2,217 Common Shares that will vest on December 14, 2024, 1,994 Common Shares that will vest on December 15, 2024, and 2,216 Common Shares that will vest on December 14, 2025

(7) Includes 5,020 Common Shares that will vest on December 14, 2024, 4,061 Common Shares that will vest on December 15, 2024, and 5,020 Common Shares that will vest on December 14, 2025.

(8) Includes 32,920 Common Shares that will vest on September 12, 2024, 7,237 Common Shares that will vest on December 14, 2024, 6,055 Common Shares that will vest on December 15, 2024, and 7,236 Common Shares that will vest on December 14, 2025.

Equity Compensation Plan Information

Our 2023 Equity Incentive Plan is currently the only compensation plan under which equity securities of the Company are authorized for issuance. The 2013 Equity Incentive Plan has terminated but still has unvested restricted Common Shares issued pursuant to it. The following table sets forth information as of December 31, 2023 with respect to the 2013 Equity Incentive Plan and the 2023 Equity Incentive Plan.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of our outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders[3]	53,448 (1)	N/A (2)	1,143,843
Equity compensation plans not approved by security holders	—	—	—

(1) There are 6,055 unvested restricted Common Shares outstanding pursuant to our 2013 Equity Incentive Plan and 47,393 unvested restricted Common Shares outstanding pursuant to our 2023 Equity Incentive Plan.

(2) All outstanding awards issued under either the 2013 Equity Incentive Plan or 2023 Equity Incentive Plan represent restricted Common Shares, which do not have an exercise price.

(3) The 2023 Equity Incentive Plan contains a formula for calculating the number of securities available for issuance thereunder. The maximum number of Common Shares that may be issued under the 2023 Equity Incentive Plan will be adjusted so that the maximum aggregate number of Common Shares that may be issued under the 2023 Equity Incentive Plan is equal to (i) 2,500,000 Common Shares; provided that, the actual number of Common Shares that may be issued under the 2023 Equity Incentive Plan shall not exceed five percent (5.00%) of the total number of Common Shares outstanding plus (ii) 255,108 Common Shares remaining available for issuance under the 2013 Equity Incentive Plan plus (iii) 6,055 Common Shares issued pursuant to awards granted under the 2013 Equity Incentive Plan that subsequently are forfeited, expire, or lapse unexercised.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Each of our trustees and trustee nominees and executive officers is required to complete an annual disclosure questionnaire and report all transactions with us in which they and their immediate family members had or will have a direct or indirect material interest with respect to us. The Nominating and Corporate Governance Committee generally reviews any past or proposed transactions between our Company and related persons (as such term is defined in Item 404 of Regulation S-K). If we believe a transaction is significant to us and raises particular conflict of interest issues, the Nominating and Corporate Governance Committee will discuss the matter with legal or other appropriate counsel to evaluate and approve the transaction.

Transactions Effected by EMG and its Affiliates in Respect of Our Portfolio

Mr. Vranos, our Co-Chief Investment Officer and Trustee, Mr. Penn, our Chief Executive Officer, President and Trustee, Mark Tecotzky, our Co-Chief Investment Officer, and Daniel Margolis, our General Counsel, each also serves as an officer of EMG. We may from time to time enter into certain "related party transactions" with EMG and its affiliates including, subject to certain conditions and limitations, cross transactions, principal transactions and the purchase of securities in other accounts of EMG which are described in the written management agreement with our Manager.

- *Cross Transactions*—defined as transactions between us or one of our subsidiaries, on the one hand, and an account (other than us or one of our subsidiaries) managed by EMG or our Manager, on the other hand. It is EMG policy to engage in a cross transaction only when the transaction is in the best interests of, and is consistent with the objectives and policies of, both accounts involved in the transaction. EMG or our Manager may enter into cross transactions where it acts both on our behalf and on behalf of the other party to the transaction. Upon written notice to our Manager, we may at any time revoke our consent to our Manager's executing cross transactions. Additionally, unless approved in advance by a majority of our independent trustees or pursuant to and in accordance with a policy that has been approved by a majority of our independent trustees, all cross transactions must be effected at the then-prevailing market prices. Pursuant to our Manager's current policies and procedures, assets for which there are no readily observable market prices may be purchased or sold in cross transactions (1) at prices based upon third party bids received through auction, (2) at the average of the highest bid and lowest offer quoted by third party dealers, or (3) according to another pricing methodology approved by our Manager's Chief Compliance Officer.

- *Principal Transactions*—defined as transactions between EMG or our Manager (or any related party of EMG or our Manager, which includes employees of EMG and our Manager and their families), on the one hand, and us or one of our subsidiaries, on the other hand. Certain cross transactions may also be considered principal transactions whenever our Manager, EMG (or any related party of EMG or our Manager, which includes employees of EMG and our Manager and their families) have a substantial ownership interest in one of the transacting parties. Our Manager is only authorized to execute principal transactions with the prior approval of a majority of our independent trustees and in accordance with applicable law. Such prior approval includes approval of the pricing methodology to be used, including with respect to assets for which there are no readily observable market prices.

- *Investment in other EMG accounts*—pursuant to the management agreement, although we have not done so to date, if we invest at issuance in the equity of any collateralized debt obligation, or "CDO," that is managed, structured or originated by EMG or one of its affiliates, or if we invest in any other investment fund or other investment for which EMG or one of its affiliates receives management, origination or structuring fees, then, unless agreed otherwise by a majority of our independent trustees, the base management fees payable by us to our Manager will be reduced by (or our Manager will otherwise rebate to us) an amount equal to the applicable portion (as described in the management agreement) of any such management, origination or structuring fees.

- *Split price executions*—pursuant to the management agreement, our Manager is authorized to combine purchase or sale orders on our behalf together with orders for other accounts managed by EMG, our Manager or their affiliates and allocate the securities or other assets so purchased or sold, on an average price basis or other fair and consistent basis, among such accounts.

To date, we have not entered into any cross transactions with other EMG-managed accounts or principal transactions with EMG, or invested in other EMG accounts.

Management Agreement

We entered into a management agreement with our Manager upon our inception in September 2012, pursuant to which our Manager provides for the day-to-day management of our operations. Mr. Vranos, our Co-Chief Investment Officer and Trustee, Mr. Penn, our Chief Executive Officer, President and Trustee, Mark Tecotzky, our Co-Chief Investment Officer, Christopher Smernoff, our Chief Financial Officer, JR Herlihy, our Chief Operating Officer, and Daniel Margolis, our General Counsel, each also serves as an officer of our Manager. The management agreement, as amended, requires our Manager to manage our assets, operations, and affairs in conformity with the policies and the investment guidelines that are approved and monitored by our Board. A description of the material terms of the management agreement is included in "Item 1. Business—Management Agreement" in our Original Filing and our April 8-K.

Management Fees

Under the management agreement, we pay our Manager a management fee quarterly in arrears in an amount equal to 1.50% per annum of our shareholders' equity, with shareholders' equity being calculated, as of the end of any fiscal quarter, as (a) the sum of (1) the net proceeds from any issuances of common shares or other equity securities of our Company or our Operating Partnership (without double counting) since inception, plus (2) our and our Operating Partnership's (without double counting) retained earnings (expressed as a positive number) or accumulated deficit (expressed as a negative number), as the case may be, calculated in accordance with U.S. Generally Accepted Accounting Principles, or "U.S. GAAP," at the end of the most recently completed fiscal quarter (without taking into account any non-cash equity compensation expense incurred in current or prior periods), less (b) any amount that we or our Operating Partnership has paid to repurchase our Common Shares, limited partnership interests in our Operating Partnership, or other equity securities since inception. Shareholders' equity excludes (1) non-cash equity compensation expenses that have impacted shareholders' equity as reported in our financial statements prepared in accordance with U.S. GAAP, and (2) one-time events pursuant to changes in U.S. GAAP, and certain non-cash items not otherwise described above in each case, after discussions between our Manager and our independent trustees and approval by a majority of the independent trustees. Our shareholders' equity, for purposes of calculating the management fee, could be greater or less than the amount of shareholders' equity shown on our financial statements.

Total management fees incurred for each of the years ended December 31, 2023 and 2022 were approximately $1.8 million.

Services Agreement

Our Manager is party to a services agreement with EMG, pursuant to which EMG provides to our Manager the personnel, services, and resources as needed by our Manager to enable our Manager to carry out its obligations and responsibilities under the management agreement. We are a named third-party beneficiary to the services agreement and, as a result, have, as a non-exclusive remedy, a direct right of action against EMG in the event of any breach by our Manager of any of its duties, obligations or agreements under the management agreement that arise out of or result from any breach by EMG of its obligations under the services agreement. The services agreement will terminate upon the termination of the management agreement. Pursuant to the services agreement, our Manager makes certain payments to EMG in connection with the services provided. Our Manager and EMG are under common ownership and control. As a result, all management fee compensation earned by our Manager and all service agreement fees earned by EMG accrue to the common benefit of the owners of our Manager and EMG, namely EMG Holdings, L.P. and VC Investments L.L.C.

Shareholders' Agreement

We are party to a shareholders' agreement with affiliates of EMG. Pursuant to the terms of the shareholders' agreement, we have agreed to cause up to two individuals designated by EMG to be nominated for election as trustees from the effective time of the shareholders' agreement until such rights expire in accordance with the agreement. The shareholders' agreement also provides that, while we are required to nominate EMG's designees for election as trustees, EMG has the exclusive right to designate a nominee to fill any vacancy on our Board created by the death, removal or resignation of one of EMG's designees. All remaining individuals nominated for election as trustees will be nominated in accordance with our bylaws in effect from time to time; provided, however, that the composition of our Board and each committee thereof must satisfy all listing requirements of the NYSE or such other national exchange on which our Common Shares are then listed. Pursuant to the shareholders' agreement, EMG's right to designate trustee nominees will expire upon the termination of our Manager (or any of its affiliates) as external manager of our Company. Finally, the shareholders' agreement may only be amended with the approval of a majority of the independent trustees of our Board.

Compensation of Trustees

Our non-independent trustees do not receive compensation for serving on our Board. For information regarding the compensation of our independent trustees, see "Item 11. Executive Compensation" above.

Indemnification Agreements

We have entered into indemnification agreements with our trustees and executive officers that obligate us to indemnify them to the maximum extent permitted by Maryland law and pay such persons' expenses in defending any civil or criminal proceedings in advance of final disposition of such proceeding.

Trustee Independence

Our Board has determined that four of our six current trustees are independent trustees as defined by the requirements of the NYSE and our Corporate Governance Guidelines. Our Board has adopted, through its approval of our Corporate Governance Guidelines, the categorical standards prescribed by the NYSE to assist the Board in evaluating the independence of each of our trustees. The categorical standards describe various types of relationships that could potentially exist between a board member and our Company and sets thresholds at which such relationships would be deemed to be material. Provided that no relationship or transaction exists that would disqualify a trustee under the categorical standards and our Board determines, after taking into account all facts and circumstances, that no other material relationship between our Company and the trustee exists of a type not specifically mentioned in the categorical standards, our Board will deem such person to be independent. A trustee shall not be independent if he or she satisfies any one or more of the following criteria:

1. A trustee who is, or who has been within the last three years, an employee of our Company or any of its affiliates, or whose immediate family member is, or has been within the last three years, an executive officer of our Company or any of its affiliates.

2. A trustee who has received or who has an immediate family member, serving as an executive officer, who has received, during any twelve-month period within the last three years, more than $120,000 in direct compensation from our Company (excluding trustee and committee fees, and pension/other forms of deferred compensation for prior service that is not contingent in any way on continued service).

3. (A) A trustee who is or whose immediate family member is a current partner of a firm that is our internal or external auditor; (B) a trustee who is a current employee of such a firm; (C) a trustee who has an immediate family member who is a current employee of such a firm and who personally works on our audit; or (D) a trustee who was or whose immediate family member was within the last three years (but is no longer) a partner or employee of such a firm and personally worked on our audit within that time.

4. A trustee who is or has been within the last three years, or whose immediate family member is, or has been within the last three years, employed as an executive officer of another company where any of our present executives at the same time serves or served on that company's compensation committee.

5. A trustee who is a current employee, or whose immediate family member is a current executive officer, of a company that has made payments to, or received payments from, us for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million or 2% of such other company's consolidated gross revenues (as reported for the last completed fiscal year).

Pursuant to our Corporate Governance Guidelines, our Board also considers a trustee's charitable relationships in determining independence. A trustee who is an officer, director, or trustee of a charitable or non-profit organization will not be considered to have a material relationship with our Company that impairs the trustee's independence so long as our contributions to the entity in any single fiscal year (excluding amounts contributed by our Company under its employee matching gift program) are less than $100,000 or 2% of such entity's consolidated gross revenues (whichever is greater). Our Corporate Governance Guidelines are available on our website at www.earnreit.com under the "For Investors—Corporate Governance" section of the website. Information at or connected to our website is not and should not be considered a part of this Amendment or the Original Filing.

Under these criteria, our Board has determined that the following members of our Board are independent: Robert B. Allardice, III, David J. Miller, Mary McBride, and Ronald I. Simon, Ph.D.

Executive Sessions of Our Independent Trustees

In accordance with NYSE requirements and our Corporate Governance Guidelines, the independent trustees of our Board meet in executive session at least quarterly, without management present. Generally, these executive sessions follow a regularly scheduled quarterly meeting of our Board. In 2023, the independent trustees of our Board met in executive session four times without management. Our Chairman typically presides over such executive sessions of our independent trustees.

Item 14. Principal Accountant Fees and Services

The Audit Committee has appointed PricewaterhouseCoopers LLP, or "PwC," as our independent registered public accounting firm to audit the financial statements of our Company and its subsidiaries for the year ending December 31, 2024.

PwC has advised the Audit Committee that they are an independent accounting firm with respect to our Company and its subsidiaries within the meaning of standards established by the American Institute of Certified Public Accountants, or the "AICPA," the Public Company Accounting Oversight Board, or the "PCAOB," the Independence Standards Board and federal securities laws.

PwC's 2023 and 2022 Fees

PwC's fees for professional services rendered in or provided for 2023 and 2022, as applicable, were:

	2023	2022
Audit Fees	$ 477,500	$ 460,807
Audit-related Fees	76,500	51,500
Tax Fees	—	—
All Other Fees	1,641	1,506
Total Fees	$ 555,641	$ 513,813

Audit Fees—Audit fees consist of fees billed by PwC related to the audit of our consolidated financial statements. Audit fees are those billed or expected to be billed for audit services related to each fiscal year.

Audit-related Fees—Audit-related fees consist of fees billed or expected to be billed by PwC for other audit and attest services, financial accounting, reporting and compliance matters, risk and control reviews, and the issuance of comfort letters and SEC consents and certain agreed upon procedures and other attestation reports including fees for such services provided in connection with our public offerings. Fees for audit-related services are for those services rendered during each fiscal year.

*Tax Fees—*Tax fees consist of fees billed or expected to be billed by PwC for tax compliance, advisory and planning services rendered during the fiscal year.

*All Other Fees—*All other fees mostly consist of costs associated with certain online subscription services.

Audit Committee Pre-Approval Policies and Procedures

On at least an annual basis, the Audit Committee pre-approves a list of services and sets pre-approval fee levels that may be provided by PwC without obtaining engagement specific pre-approval from the Audit Committee. The pre-approved list of services consists of audit services, audit-related services, tax services and all other services. All requests or applications for PwC audit services, audit-related services, tax services, or all other services must be submitted to our Chief Financial Officer to determine if the services are included within the pre-approved list of services that have received Audit Committee pre-approval. Any type of service that is not included on the pre-approved list of services must be specifically approved by the Audit Committee or its designee. Any proposed service that is included on the list of pre-approved services but will cause the pre-approved fee level to be exceeded will also require specific pre-approval by the Audit Committee or its designee. The Audit Committee has chosen the Audit Committee Chairman as its designee.

All of the services rendered by and fees paid to PwC in 2023 were pre-approved by the Audit Committee, and there were no services for which the de minimis exception permitted in certain circumstances under SEC rules was utilized.

Item 15. Exhibits and Financial Statement Schedules

(a) Documents filed as part of this report:

1. Exhibits

Exhibit	Description
3.1	Articles of Amendment and Restatement of Ellington Residential Mortgage REIT filed on May 3, 2013 (incorporated by reference to Exhibit 3.1 of the Company's quarterly report on Form 10-Q for the quarter ended March 31, 2013).
3.2	Second Amended and Restated Bylaws of Ellington Residential Mortgage REIT (incorporated by reference to Exhibit 3.1 of the Company's current report on Form 8-K filed on January 5, 2023).
4.1	Specimen Common Share Certificate of Ellington Residential Mortgage REIT (incorporated by reference to Exhibit 4.1 of the registration statement on Form S-11 (No. 333-187662), filed on April 23, 2013).
4.2	Description of Securities (incorporated by reference to Exhibit 4.2 of the Company's annual report on Form 10-K filed on March 12, 2020).
10.1+	Fifth Amended and Restated Management Agreement between Ellington Residential Mortgage REIT and Ellington Residential Mortgage Management LLC, dated as of March 13, 2018 (incorporated by reference to Exhibit 10.1 of the Company's annual report on Form 10-K (File No. 001-35986), filed on March 14, 2018).
10.2+	2013 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 of the registration statement on Form S-11 (No. 333-187662), filed on April 23, 2013).
10.3+	2023 Equity Incentive Plan (incorporated by reference to Appendix A of the Company's definitive proxy statement filed on April 6, 2023).
10.4+	Form of Share Award Agreement (for trustees) (incorporated by reference to Exhibit 10.1 of the Company's current report on Form 8-K, filed on September 25, 2013).
10.5+	Form of Share Award Agreement (for trustees) (incorporated by reference to Exhibit 10.1 of the Company's quarterly report on Form 10-Q for the quarter ended September 30, 2014).
10.6+	Form of Share Award Agreement (for Ellington employees) (incorporated by reference to Exhibit 10.1 of the Company's current report on Form 8-K filed on December 18, 2015).
10.7+	Form of Share Award Agreement (for Ellington employees) (incorporated by reference to Exhibit 10.6 of the Company's annual report on Form 10-K for the year ended December 31, 2016).
10.8+	Form of Share Award Agreement (for Ellington employees) (incorporated by reference to Exhibit 10.1 of the Company's quarterly report on Form 10-Q for the quarter ended June 30, 2019).
10.9+	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.7 the registration statement on Form S-11 (No. 333-187662), filed on April 29, 2013).
10.10+	Registration Rights Agreement, dated as of September 24, 2012, by and among Ellington Residential Mortgage REIT, EMG Holdings, L.P. and Blackstone Tactical Opportunities EARN Holdings, L.L.C. (incorporated by reference to Exhibit 10.4 of the registration statement on Form S-11 (No. 333-187662), filed on April 23, 2013).
10.11	Shareholders Agreement by and among Ellington Residential Mortgage REIT, EMG Holdings, L.P., and Blackstone Tactical Opportunities EARN Holdings, L.L.C. dated May 6, 2013 (incorporated by reference to Exhibit 10.1 of the Company's quarterly report on Form 10-Q for the quarter ended March 31, 2013).
10.12	Amended and Restated Agreement of Limited Partnership of Ellington Residential Mortgage LP (incorporated by reference to Exhibit 10.6 of the registration statement on Form S-11 (No. 333-187662), filed on April 23, 2013).
21.1	List of Subsidiaries (incorporated by reference to Exhibit to 21.1 of the Company's annual report on Form 10-K (File No. 001-35986), filed on March 12, 2024).
23.1	Consent of the Independent Registered Public Accounting Firm (incorporated by reference to Exhibit 23.1 of the Company's annual report on Form 10-K ((File No. 001-35986), filed on March 12, 2024).

Exhibit	Description
(Continued)	
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes – Oxley Act of 2002
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes – Oxley Act of 2002
32.1*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes – Oxley Act of 2002 (incorporated by reference to Exhibit to 32.1 of the Company's annual report on Form 10-K ((File No. 001-35986), filed on March 12, 2024).
32.2*	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes – Oxley Act of 2002 (incorporated by reference to Exhibit to 32.2 of the Company's annual report on Form 10-K ((File No. 001-35986), filed on March 12, 2024).
97.1+	Policy Relating to Recovery of Erroneously Awarded Compensation (incorporated by reference to Exhibit 97.1 of the Company's annual report on Form 10-K ((File No. 001-35986), filed on March 12, 2024).
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*   Furnished herewith. These certifications are not deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.

\+   Management or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELLINGTON RESIDENTIAL MORTGAGE REIT

Date: April 12, 2024

By: /s/ LAURENCE PENN

Laurence Penn
Chief Executive Officer
(Principal Executive Officer)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2023
OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to
Commission file number 001-35896

Ellington Residential Mortgage REIT

(Exact Name of Registrant as Specified in Its Charter)

Maryland	46-0687599
(State or Other Jurisdiction of Incorporation or Organization)	**(I.R.S. Employer Identification No.)**

53 Forest Avenue
Old Greenwich, Connecticut 06870
(Address of Principal Executive Offices) (Zip Code)
(203) 698-1200
(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Shares of Beneficial Interest, $0.01 par value per share	EARN	The New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer" "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☐	Accelerated Filer	☐
Non-Accelerated Filer	☒	Smaller Reporting Company	☒
		Emerging Growth Company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐ No ☒

As of June 30, 2023, the last business day of the Registrant's most recently completed second fiscal quarter, the aggregate market value of the Registrant's common shares held by non-affiliates was $100,812,109 based on the closing price as reported by the New York Stock Exchange on that date.

Number of the Registrant's common shares outstanding as of March 1, 2024: 19,819,610

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's definitive Proxy Statement with respect to its 2024 Annual Meeting of Shareholders to be filed not later than April 29, 2024 are incorporated by reference into Part III hereof as noted therein.

ELLINGTON RESIDENTIAL MORTGAGE REIT

PART I

Item 1. Business

Except where the context suggests otherwise references in this Annual Report on Form 10-K to "we," "us," and "our" refer to Ellington Residential Mortgage REIT and its consolidated subsidiaries, including Ellington Residential Mortgage LP, our operating partnership subsidiary, which we refer to as our "Operating Partnership." We hold all of our assets and conduct all of our operations through our Operating Partnership. "Manager" refers to Ellington Residential Mortgage Management LLC, our external manager, and "Ellington" refers to Ellington Management Group, L.L.C. and its affiliated investment advisory firms, including our Manager. In certain instances, references to our Manager and services to be provided to us by our Manager may also include services provided by Ellington and its other affiliates from time to time. References to "Blackstone" mean The Blackstone Group Inc. The "Blackstone Funds" means the group of funds that are managed by an affiliate of Blackstone and that, together with Ellington, constituted our original group of investors.

Special Note Regarding Forward-Looking Statements

When used in this Annual Report on Form 10-K, in future filings with the Securities and Exchange Commission, or the "SEC," or in press releases or other written or oral communications, statements which are not historical in nature, including those containing words such as "believe," "expect," "anticipate," "estimate," "project," "plan," "continue," "intend," "should," "would," "could," "goal," "objective," "will," "may," "seek," or similar expressions or their negative forms or references to strategy, plans or intentions, are intended to identify "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, or the "Securities Act," and Section 21E of the Securities Exchange Act of 1934, as amended, or the "Exchange Act," and, as such, may involve known and unknown risks, uncertainties and assumptions.

Forward-looking statements are based on our beliefs, assumptions, and expectations of our future operations, business strategies, performance, financial condition, liquidity and prospects, taking into account information currently available to us. These beliefs, assumptions, and expectations are subject to risks and uncertainties and can change as a result of many possible events or factors, not all of which are known to us. If a change occurs, our business, financial condition, liquidity, results of operations and strategies may vary materially from those expressed or implied in our forward-looking statements. The following factors are examples of those that could cause actual results to vary from our forward-looking statements: changes in interest rates and the market value of our securities or our investments; our use of and dependence on leverage; future changes with respect to the Federal National Mortgage Association, or "Fannie Mae," and Federal Home Loan Mortgage Corporation, or "Freddie Mac," and related events, including the lack of certainty as to the future roles of these entities and the U.S. Government in the mortgage market and changes to legislation and regulations affecting these entities; market volatility; changes in the prepayment rates on the mortgage loans underlying the securities we own and intend to acquire; changes in rates of default and/or recovery rates on our non-Agency assets; our ability to borrow to finance our assets and the available terms for such borrowings; changes in government regulations affecting our business; our ability to maintain our exclusion from registration under the Investment Company Act of 1940, as amended, or the "Investment Company Act"; our ability to maintain our qualification as a real estate investment trust, or "REIT"; and risks associated with investing in real estate assets, including changes in business conditions and the general economy such as changes to fiscal or monetary policy, heightened inflation, slower growth or recession, and currency fluctuations. These and other risks, uncertainties and factors, including the risk factors described under Item 1A of this Annual Report on Form 10-K, could cause our actual results to differ materially from those projected or implied in any forward-looking statements we make. All forward-looking statements speak only as of the date on which they are made. New risks and uncertainties arise over time, and it is not possible to predict those events or how they may affect us. Except as required by law, we are not obligated to, and do not intend to, update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Our Company

Ellington Residential Mortgage REIT is a Maryland real estate investment trust formed in August 2012 that specializes in acquiring, investing in, and managing residential mortgage- and real estate-related assets. Our primary objective is to generate attractive current yields and risk-adjusted total returns for our shareholders by making investments that we believe compensate us appropriately for the risks associated with them. We seek to attain this objective by constructing and actively managing a portfolio consisting primarily of residential mortgage-backed securities, or "RMBS," for which the principal and interest payments are guaranteed by a U.S. government agency or a U.S. government-sponsored entity, or "Agency RMBS," and, to a lesser extent, RMBS backed by prime jumbo, Alternative A-paper, or "Alt-A," mortgage loans that are not deemed "qualified mortgage," or "QM," loans under the rules of the Consumer Financial Protection Bureau, or "non-QM loans," mortgages on single-family-rental properties, manufactured housing, and subprime residential mortgage loans, or "non-Agency RMBS." We also may opportunistically acquire other types of mortgage- and real estate-related asset classes, such as commercial mortgage-backed securities, or "CMBS"; residential mortgage loans; mortgage servicing rights, or "MSRs"; and credit risk transfer securities, or "CRTs." We also acquire and manage corporate collateralized loan obligations, or "CLOs." We believe that being able to combine Agency RMBS with CLOs, non-Agency RMBS and opportunistic investments, enables us to balance a range of mortgage-related and credit risks.

We were formed through an initial strategic venture among affiliates of Ellington, an investment management firm and registered investment adviser with a 29-year history of investing in a broad spectrum of residential and commercial mortgage-backed securities, or "MBS," and related derivatives, and the Blackstone Funds. We have elected to be taxed as a real estate investment trust, or "REIT," for U.S. federal income tax purposes. We intend to maintain our exclusion from registration under the Investment Company Act.

Our Manager and Ellington

We are externally managed and advised by our Manager, an affiliate of Ellington, pursuant to a management agreement. Our Manager was formed solely to serve as our manager and does not have any other clients. In addition, our Manager does not have any employees of its own and instead relies on the employees of Ellington to perform its obligations to us.

The members of our management team are Michael Vranos, founder and Chief Executive Officer of Ellington, who serves as our Co-Chief Investment Officer and as a member of our Board of Trustees; Laurence Penn, Vice Chairman and Chief Operating Officer of Ellington, who serves as our President and Chief Executive Officer and as a member of our Board of Trustees; Mark Tecotzky, Vice Chairman—Co-Head of Credit Strategies of Ellington, who serves as our Co-Chief Investment Officer; Christopher Smernoff, who serves as our Chief Financial Officer; JR Herlihy, a Managing Director of Ellington, who serves as our Chief Operating Officer; Daniel Margolis, General Counsel of Ellington, who serves as our General Counsel; Vincent Ambrico, who serves as our Controller; and Alaael-Deen Shilleh, Associate General Counsel of Ellington, who serves as our Associate General Counsel and Secretary. Each of these individuals is an officer of our Manager.

Our Manager is responsible for administering our business activities and day-to-day operations and, pursuant to a services agreement between our Manager and Ellington, relies on the resources of Ellington to support our operations. Ellington has well-established portfolio management resources for each of our targeted asset classes and an established infrastructure supporting those resources. Through our relationship with our Manager, we benefit from Ellington's highly analytical investment processes, broad-based deal flow, extensive relationships in the financial community, financial and capital structuring skills, investment surveillance capabilities, and operational expertise. Ellington's analytic approach to the RMBS investment process involves collection of substantial amounts of data regarding historical performance of RMBS collateral and RMBS market transactions. Ellington's approach to the CLO investment process is similar, with the analysis of CLO investments driven by models underpinned by substantial amounts of historical data on corporate loan and CLO performance including default, loss, recovery, and prepayment rates, as well as historical price action. Ellington analyzes this data to identify possible relationships and trends and develops financial models used to support our investment and risk management process. In addition, throughout Ellington's 29-year history of investing in RMBS and related derivatives and 11-year history of investing in corporate CLOs, it has developed strong relationships with a wide range of dealers and other market participants that provide Ellington access to a broad range of trading opportunities and market information. As a result, Ellington provides us with access to a wide variety of asset acquisition and disposition opportunities and information that assist us in making asset management decisions across our targeted asset classes, which we believe provides us with a significant competitive advantage. We also benefit from Ellington's finance, accounting, operational, legal, compliance, and administrative functions.

As of December 31, 2023, Ellington had over 170 employees and had assets under management of approximately $10.3 billion, of which (i) approximately $7.2 billion consisted of our company, as well as Ellington Financial Inc., a Delaware corporation that elected to be taxed as a REIT (NYSE: EFC), and various hedge funds and other alternative investment vehicles that employ financial leverage, and (ii) approximately $3.1 billion consisted of accounts that do not employ financial leverage. The $10.3 billion and $7.2 billion in assets under management include approximately $0.8 billion in Ellington-managed CLOs. For these purposes, the Ellington-managed CLO figure represents the aggregate outstanding balance of CLO notes and market value of CLO equity, excluding any notes and equity held by other Ellington-managed funds and accounts.

Our Strategy

We intend to capitalize on current market opportunities by utilizing an opportunistic strategy that we believe will enable us to generate attractive current yields and risk-adjusted total returns for our shareholders. In particular, our strategy consists of:

- utilizing an investment model that focuses on security selection and allocates capital to assets that balance a range of mortgage-related risks;
- constructing and actively managing a hybrid investment portfolio consisting primarily of Agency RMBS and, to a lesser extent, non-Agency RMBS, designed to:
    ◦ take advantage of opportunities in the Agency RMBS market by acquiring Agency RMBS on a leveraged basis; and

- ◦ take advantage of opportunities in the non-Agency residential mortgage market by purchasing investment grade and non-investment grade non-Agency RMBS, including senior and subordinated securities;
- • acquiring and managing a portfolio of corporate CLOs, with an emphasis on CLO mezzanine debt and equity tranches;
- • opportunistically acquiring and managing other mortgage- and real estate-related assets, such as MSRs, CRTs, CMBS, and residential mortgage loans, that we would hold for appreciation and/or current income; and
- • opportunistically mitigating our interest rate, prepayment, and, to a lesser extent, credit risks, by using a variety of hedging instruments.

Our strategy is adaptable to changing market environments, subject to compliance with the income and other tests that will enable us to maintain our qualification as a REIT for U.S. federal income tax purposes and to maintain our exclusion from registration as an investment company under the Investment Company Act. As a result, although we intend to focus on the acquisition and management primarily of Agency RMBS, and to a lesser extent, non-Agency RMBS, residential mortgage loans, MSRs, CRTs, and CMBS, our acquisition and management decisions will depend on prevailing market conditions and our targeted asset classes may vary over time in response to market conditions. To the extent that we acquire MSRs or engage in other strategies including certain relative value trading strategies, it may be necessary to conduct such activities through a taxable REIT subsidiary, or "TRS." The income from any such activities conducted through a domestic TRS would be subject to U.S. federal and state corporate income tax, as applicable. Our Manager is authorized to follow very broad investment guidelines and, as a result, we cannot predict our portfolio composition. We may change our strategy and policies without a vote of our shareholders. Moreover, although our independent trustees may periodically review our investment guidelines and our portfolio, they generally do not review our proposed asset acquisitions or asset management decisions.

Ellington's investment philosophy primarily revolves around the pursuit of value across various types of MBS, CLO and related assets. Ellington seeks investments across a wide range of sectors without any restriction as to ratings, structure, or position in the capital structure. Over time and through market cycles, opportunities will present themselves in varying sectors and in varying forms. By rotating between and allocating among various strategies and adjusting the extent to which it hedges interest rate, prepayment, and, to a lesser extent, credit risks, Ellington believes that it will be able to capitalize on the disparities between these sectors as well as on overall trends in the marketplace, and therefore provide better and more consistent returns. Disparities between targeted sectors vary from time to time and are driven by a combination of factors. For example, as various MBS and CLO sectors fall in and out of favor, the relative yields that the market demands for those sectors may vary. In addition, Ellington's performance projections for certain sectors may differ from those of other market participants and such disparities will naturally cause us, from time to time, to gravitate towards certain sectors and away from others. Disparities between MBS and CLO sectors and individual securities within such sectors may also be driven by differences in collateral performance, in servicer or collateral manager behavior and in the structure of particular investments (for example, in the timing of cash flows), and our Manager may believe that other market participants are overestimating or underestimating the value of these differences. Furthermore, we believe that risk management, including opportunistic portfolio hedging and prudent financing and liquidity management, is essential for consistent generation of attractive current yields and risk-adjusted total returns.

Ellington's continued emphasis on and development of proprietary MBS, interest rate, prepayment, and credit models, as well as other proprietary research and analytics, underscores the importance it places on a disciplined and analytical approach to fixed income investing, especially in MBS. Our Manager uses Ellington's proprietary models to identify attractive assets, value these assets, monitor and forecast the performance of these assets, and (subject to maintaining our qualification as a REIT) opportunistically hedge our interest rate risk and yield spread risk, hedge our prepayment risk, and hedge our credit risk. We leverage these skills and resources for purposes of attaining our objectives.

We believe that our Manager is uniquely qualified to implement our strategy. Our strategy is consistent with Ellington's investment approach, which is based on its distinctive strengths in sourcing, analyzing, trading, and hedging for complex MBS and other mortgage- and non-mortgage-related products. Furthermore, we believe that Ellington's extensive experience in buying, selling, analyzing, and structuring fixed income securities, coupled with its broad access to market information and trading flows, provides us with a steady flow of opportunities to acquire assets with favorable trade executions.

Our Targeted Assets

Asset Class	Principal Assets

Agency RMBS	· Agency RMBS collateralized by fixed rate mortgage loans, adjustable rate mortgage loans, or "ARMs," or hybrid mortgage loans, reverse mortgages, or derivatives thereof, including:
	
	  · whole and partial pool mortgage pass-through certificates;
	
	  . Agency collateralized mortgage obligations, or "CMOs," including interest only securities, or "IOs," principal only securities, or "POs," inverse interest only securities, or "IIOs," and inverse floaters; and
	
	  · To-Be-Announced mortgage pass-through certificates, or "TBAs."

Non-Agency RMBS	· RMBS backed by prime jumbo, Alt-A, non-QM loans, manufactured housing, and subprime mortgages; · RMBS backed by fixed rate mortgages, ARMs, Option-ARMs, and residential mortgage loans that have interest rates that are fixed for a specified period of time (typically three, five, seven, or ten years) and, thereafter, adjust to an increment over a specified interest rate index, or "hybrid ARMs"; · RMBS backed by first lien and second lien mortgages; · RMBS backed by mortgages on single-family-rental properties; · Investment grade and non-investment grade securities; · Senior and subordinated securities; and · Non-Agency CMOs, including IOs, POs, IIOs, and inverse floaters.
CLOs	· Collateralized loan obligation debt and equity tranches, or "CLOs."
Other	· Residential mortgage loans; · MSRs; · CRTs; · CMBS; and · Other mortgage- and real estate-related assets, including asset-backed securities and certain hedging transactions.

Agency RMBS

*Residential Mortgage Pass-Through Certificates—*Residential mortgage pass-through certificates represent interests in "pools" of mortgage loans secured by residential real property where payments of both interest and principal, plus prepayments, on the underlying residential mortgage loans are made monthly to holders of the certificates, in effect "passing through" monthly payments made by the individual borrowers on the mortgage loans that underlie the securities, net of fees paid to the issuer/guarantor and servicers of the securities.

*Collateralized Mortgage Obligations—*CMOs are structured instruments representing interests in specified mortgage loan collateral. CMO securitizations consist of multiple classes, or "tranches," of securities, with each tranche having specified characteristics based on the rules described in the securitization documents governing the division of the monthly principal and interest distributions, including prepayments, from the underlying mortgage collateral among the various tranches. IOs are CMOs that only receive interest payments while POs receive only principal payments.

*TBAs—*In addition to investing in specific pools of Agency RMBS, subject to our satisfying the requirements for qualification as a REIT, we utilize forward-settling purchases and sales of Agency RMBS where the underlying pools of mortgage loans are TBAs. Pursuant to these TBA transactions, we agree to purchase or sell, for future delivery, Agency RMBS with certain principal and interest terms and certain types of underlying collateral, but the particular Agency RMBS to be delivered is not identified until shortly before the TBA settlement date. TBAs are generally liquid and have quoted market prices and represent the most actively traded class of RMBS. TBA trading is based on the assumption that mortgage pools that are eligible to be delivered at TBA settlement are fungible and thus the specific mortgage pools to be delivered do not need to be explicitly identified at the time a trade is initiated.

We engage in TBA transactions for purposes of managing interest rate risk associated with our liabilities under repurchase agreements, which we sometimes refer to herein as "repos." For tax purposes, we generally treat such TBA purchases and sales as hedging transactions that hedge indebtedness incurred to acquire or carry real estate assets, or "qualifying liability hedges." We also opportunistically engage in TBA transactions because we find them attractive in their own right, from a relative value perspective or otherwise. For accounting purposes, in accordance with generally accepted accounting principles in the United States of America, or "U.S. GAAP," we classify TBA transactions as derivatives.

Non-Agency RMBS

We acquire non-Agency RMBS backed by prime jumbo, Alt-A, non-QM, manufactured housing, and subprime residential, and single-family-rental mortgage loans. Our non-Agency RMBS holdings can include investment grade and non-investment grade classes, including non-rated classes.

Non-Agency RMBS are debt obligations issued by private originators of, or investors in, residential mortgage loans. Non-Agency RMBS generally are issued as CMOs and are backed by pools of whole mortgage loans or by mortgage pass-through certificates. Non-Agency RMBS generally are in the form of senior/subordinated structures, or in the form of excess spread/over-collateralization structures. In senior/subordinated structures, the subordinated tranches generally absorb all losses on the underlying mortgage loans before any losses are borne by the senior tranches. In excess spread/over-collateralization structures, losses are first absorbed by any existing over-collateralization, then are borne by subordinated tranches and excess spread, which represents the difference between the interest payments received on the mortgage loans backing the RMBS and the interest due on the RMBS debt tranches, and finally are borne by senior tranches and any remaining excess spread.

CLOs

A CLO is a form of structured finance security that is generally backed by a pool of corporate loans or similar corporate credit-related assets that serve as collateral. Most CLOs are issued in multiple tranches, offering investors various maturity and credit risk characteristics, often categorized as senior, mezzanine and subordinated/equity according to their relative seniority and degree of risk. If the relevant collateral defaults or otherwise underperforms, payments to the more senior tranches of such securitizations take precedence over those of more junior tranches, such as mezzanine debt and equity tranches, which are the focus of our CLO investment strategy.

Other Assets

We also may from time to time opportunistically acquire other mortgage- and real estate-related assets that may include, among others, residential mortgage loans, MSRs, CRTs, and CMBS.

Investment Process

Our investment process benefits from the resources and professionals of our Manager and Ellington. The process is managed by an investment and risk management committee, which includes, among others, the following three officers of our Manager: Mr. Vranos, Mr. Penn, and Mr. Tecotzky. These officers of our Manager also serve as our Co-Chief Investment Officer, President and Chief Executive Officer, and Co-Chief Investment Officer, respectively. The investment and risk management committee operates under investment guidelines and meets periodically to develop a set of preferences for the composition of our portfolio. The primary focus of the investment and risk management committee is to review and approve our investment policies and our portfolio composition and related compliance with our investment policies and guidelines. Under the management agreement between us and our Manager, our Manager has the authority to enter into transactions consistent with our investment guidelines, subject to the oversight of our Board of Trustees.

Ellington has a focused investment team for each of our targeted asset classes. Each team evaluates acquisition opportunities consistent with our investment guidelines. Our asset acquisition process includes sourcing and screening of asset acquisition opportunities, credit analysis, due diligence, structuring, financing, and hedging, each as appropriate, to seek attractive current yields and total returns commensurate with our risk tolerance. We also screen and monitor potential asset acquisitions to determine their impact on maintaining our exclusion from registration as an investment company under the Investment Company Act and our qualification as a REIT.

Valuation of Assets

Our Manager's valuation committee directs our valuation process, which is also subject to the oversight of our independent trustees. See Note 2 of the notes to consolidated financial statements included in Item 8 of this Annual Report on Form 10-K for a discussion of our valuation process.

Risk Management

Risk management is a cornerstone of Ellington's portfolio management process. Ellington's risk management infrastructure system includes "ELLiN," a proprietary portfolio management system used by all departments at Ellington, including trading, research, risk management, finance, operations, accounting, and compliance. We benefit from Ellington's comprehensive risk management infrastructure and ongoing assessment of both portfolio and operational risks. In addition, we utilize derivatives and other hedging instruments to opportunistically manage our interest rate and yield spread risk.

Interest Rate Hedging

We opportunistically manage our interest rate risk by using various hedging strategies to mitigate such risks, subject to maintaining our qualification as a REIT and maintaining our exclusion from registration as an investment company under the Investment Company Act. The interest rate hedging instruments that we use and may use in the future include, without limitation:

- interest rate swaps (including floating-to-fixed, fixed-to-floating, or more complex swaps such as floating-to-inverse floating, callable or non-callable);
- TBAs;
- CMOs;
- U.S. Treasury securities;
- futures and forward contracts; and
- other derivatives on interest rates, including swaptions and other options on any of the foregoing.

Because fluctuations in short-term interest rates may expose us to fluctuations in the spread between the interest we earn on our investments and the interest we pay on our borrowings, we may seek to manage such exposure by entering into short positions in interest rate swaps. An interest rate swap is an agreement to exchange interest rate cash flows, calculated on a notional principal amount, at specified payment dates during the life of the agreement. Typically, one party pays a fixed interest rate and receives a floating interest rate and the other party pays a floating interest rate and receives a fixed interest rate. Each party's payment obligation is computed using a different interest rate. In an interest rate swap, the notional principal is generally not exchanged.

We also utilize TBAs for interest rate hedging purposes. Pursuant to a TBA transaction, we agree to purchase or sell, for future delivery, Agency RMBS with certain principal and interest terms and certain types of underlying collateral, but the particular Agency RMBS to be delivered is not identified until shortly before the TBA settlement date.

Credit Risk Hedging

Although we do not operate our corporate CLO or non-Agency RMBS investment strategies on a credit-hedged basis in general, we may from time to time opportunistically enter into short credit positions using derivative instruments to protect against adverse credit events and/or spread widening risk with respect to our corporate CLOs, non-Agency RMBS, or other assets, subject to maintaining our qualification as a REIT and maintaining our exclusion from registration as an investment company under the Investment Company Act. The derivative instruments that we use for credit hedging purposes may include contracts referencing the unsecured corporate credit, or the equity of, certain corporations, including indices on corporate debt and equity, tranches or options on these indices, contracts referencing various MBS indices, or other derivative instruments.

Our Financing Strategies and Use of Leverage

We finance our assets with what we believe to be a prudent amount of leverage, which will vary from time to time based upon the particular characteristics of our portfolio, availability of financing and market conditions. As of December 31, 2023, all of our debt financings consisted of repos. In a repo, we sell an asset to a counterparty at a discounted value, or the "Loan Amount," and simultaneously agree to repurchase the same asset from such counterparty at a future date at a price equal to the Loan Amount plus an interest factor. Despite being legally structured as sales and subsequent repurchases, repos are accounted for as collateralized borrowings. During the term of a repo, we generally receive the income and other payments distributed with respect to the underlying assets, and pay interest to the counterparty. While the proceeds of our repos are often used to purchase the asset subject to the transaction, our financing arrangements do not restrict our ability to use proceeds from these arrangements to support our other liquidity needs. Our repo arrangements are typically documented under the standard form master repurchase agreement of the Securities Industry and Financial Markets Association, with the ability for both parties to request margin (i.e., to demand that the other party post additional collateral or repay a portion of the funds advanced) should the value of the underlying assets and posted collateral change. As the value of our collateral fluctuates, we and our repo counterparties are required to post additional margin collateral to each other from time to time as part of the normal course of our business. Our repo financing counterparties generally have the right, to varying degrees, to determine the value of the underlying collateral for margining purposes, subject to the terms and conditions of our agreement with the counterparty, including in certain cases our right to dispute the counterparty's valuation determination. As of December 31, 2023, we had approximately $0.7 billion outstanding under repos with 19 counterparties, and given that we had approximately $136.2 million of shareholders' equity as of December 31, 2023, our debt-to-equity ratio was 5.4 to 1. Our debt-to-equity ratio does not account for liabilities other than debt financings.

We may utilize other types of borrowings in the future, including term facilities or other more complex financing structures. We also may raise capital by issuing debt, preferred or common shares, or depositary shares.

Our use of leverage, especially in order to increase the amount of assets supported by our capital base, may have the effect of increasing losses when these assets underperform. Our investment policies require no minimum or maximum leverage, and our Manager's investment and risk management committee has the discretion, without the need for further approval by our Board of Trustees, to change both our overall leverage and the leverage used for individual asset classes. Because our strategy is flexible, dynamic, and opportunistic, our overall leverage will vary over time. As a result, we do not have a targeted debt-to-equity ratio.

Management Agreement

Upon our inception in September 2012, we entered into a management agreement with our Manager pursuant to which our Manager provides for the day-to-day management of our operations. The management agreement, as amended, requires our Manager to manage our business affairs in conformity with policies and investment guidelines that are approved and monitored by our Board of Trustees. Our Manager is subject to the direction and oversight of our Board of Trustees. Our Manager is responsible for, among other things:

- the selection, purchase, and sale of our portfolio investments;
- our financing and risk management activities;
- providing us with advisory services; and
- providing us with a management team, inclusive of a dedicated or partially dedicated Chief Financial Officer and appropriate support personnel as necessary.

Our Manager is responsible for our day-to-day operations and performs (or causes to be performed) such services and activities relating to the management, operation, and administration of our assets and liabilities, and business as may be appropriate. Under the management agreement, we pay our Manager a management fee quarterly in arrears, and we reimburse certain expenses of our Manager.

Management Fees

Under the management agreement, we pay our Manager a management fee quarterly in arrears in an amount equal to 1.50% per annum of our shareholders' equity, with shareholders' equity being calculated, as of the end of any fiscal quarter, as (a) the sum of (1) the net proceeds from any issuances of common shares or other equity securities of our company or our Operating Partnership (without double counting) since inception, plus (2) our and our Operating Partnership's (without double counting) retained earnings (expressed as a positive number) or accumulated deficit (expressed as a negative number), as the case may be, calculated in accordance with U.S. GAAP at the end of the most recently completed fiscal quarter (without taking into account any non-cash equity compensation expense incurred in current or prior periods), less (b) any amount that we or our Operating Partnership has paid to repurchase our common shares, limited partnership interests in our Operating Partnership, or other equity securities since inception. Shareholders' equity excludes (1) non-cash equity compensation expenses that have impacted shareholders' equity as reported in our financial statements prepared in accordance with U.S. GAAP, and (2) one-time events pursuant to changes in U.S. GAAP, and certain non-cash items not otherwise described above in each case, after discussions between our Manager and our independent trustees and approval by a majority of the independent trustees. Our shareholders' equity, for purposes of calculating the management fee, could be greater or less than the amount of shareholders' equity shown on our financial statements.

Reimbursement of Expenses

We do not maintain an office or employ personnel. We rely on the facilities and resources of our Manager to conduct our operations. We pay all of our direct operating expenses, except those specifically required to be borne by our Manager under the management agreement. Our Manager is responsible for all costs incident to the performance of its duties under the management agreement, including compensation of Ellington's employees and other related expenses, other than our allocable portion of the costs incurred by our Manager for certain dedicated or partially dedicated employees, including a Chief Financial Officer, one or more controllers, an in-house legal counsel, an investor relations professional, and certain other personnel performing duties for us, based on the portion of their working time and efforts spent on our matters and subject to approval of the reimbursed amounts by the Compensation Committee of our Board of Trustees. In addition, other than as expressly described in the management agreement, we are not required to pay any portion of rent, telephone, utilities, office furniture, equipment, machinery, and other office, internal and overhead expenses of our Manager and its affiliates.

Term and Termination

The current term of the management agreement will expire in September 2024 and will be automatically renewed for a one-year term on such date and on each anniversary of such date thereafter unless terminated as described below.

Either we or our Manager may elect not to renew the management agreement upon expiration of any renewal term by providing written notice of non-renewal at least 180 days, but not more than 270 days, before expiration. In the event we elect not to renew the term, we will be required to pay our Manager a termination fee equal to 5% of our Shareholders' Equity, as defined in the management agreement, as of the end of the month preceding the date of the notice of termination or non-renewal of the management agreement. No termination fee will be due to the Manager if the Manager decides not to renew the management agreement.

We have the right to terminate the management agreement for cause, as defined in the management agreement, at any time during the term upon 30 days' prior written notice, without payment of any termination fee.

Our Board of Trustees reviews our Manager's performance annually and, as a result of such review, upon the affirmative vote of at least two-thirds of the members of our Board of Trustees or of the holders of a majority of our outstanding common shares, we may terminate the management agreement based either upon unsatisfactory performance by our Manager that is materially detrimental to us or upon a determination by our independent trustees that the management fees payable to our Manager are not fair, subject to the right of our Manager to prevent such a fee-based termination by agreeing to a reduction of the management fees payable to our Manager. Upon any termination of the management agreement based on unsatisfactory performance or unfair management fees, we are required to pay our Manager the termination fee described above.

Our Manager may terminate the management agreement, without payment of the termination fee, in the event we become regulated as an investment company under the Investment Company Act. Our Manager may also terminate the management agreement upon 60 days written notice if we default in the performance of any material term of the management agreement and the default continues for a period of 30 days after written notice to us, whereupon we would be required to pay our Manager the termination fee described above.

Our Manager may generally only assign the management agreement with the written approval of a majority of our independent trustees. However, our Manager may assign to one or more of its affiliates the performance of any of its responsibilities under the management agreement without the approval of our independent trustees so long as our Manager remains liable for any such affiliate's performance and such assignment does not require our approval under the Investment Advisers Act of 1940, as amended, or the "Advisers Act."

Conflicts of Interest; Equitable Allocation of Opportunities

Ellington manages various other clients that have strategies that are similar to, or overlap with, our strategy, including Ellington Financial Inc. As of December 31, 2023, Ellington managed various funds, accounts, and other vehicles, comprising approximately $9.0 billion of assets under management (excluding our assets but including $3.1 billion of accounts that do not employ financial leverage), with strategies that are similar to, or that overlap with, our strategy. Ellington makes available to our Manager all opportunities to acquire assets that it determines, in its reasonable and good faith judgment, based on our objectives, policies and strategies, and other relevant factors, are appropriate for us in accordance with Ellington's written investment allocation policy, subject to the exception that we might not participate in each such opportunity, but will on an overall basis equitably participate with Ellington's other accounts in all such opportunities. Ellington's investment and risk management committee and its compliance committee (headed by its Chief Compliance Officer) are responsible for monitoring the administration of, and facilitating compliance with, Ellington's investment allocation procedures and policies.

Because Agency pass-through certificates, Agency and non-Agency CMOs, and certain other asset classes in which we invest are typically available only in specified quantities and are also targeted assets for certain other Ellington accounts, Ellington often is not able to buy as much of any given asset as required to satisfy the needs of all of its accounts. In these cases, Ellington's investment allocation procedures and policies typically allocate such assets to multiple accounts in proportion to their needs and available capital. Ellington may at times allocate opportunities on a preferential basis to accounts that are in a "start-up" or "ramp-up" phase. The policies permit departure from such proportional allocation under certain other circumstances, including, for example, when such allocation would result in an inefficiently small amount of the security or assets being purchased for an account. In that case, the policies allow for a protocol of allocating assets so that, on an overall basis, each account is treated equitably. In addition, as part of these policies, we may be excluded from specified allocations of assets for tax, regulatory, risk management, or similar reasons.

Other policies of Ellington that our Manager applies to the management of our company include controls for:

- *Cross Transactions—*defined as transactions between us or one of our subsidiaries, on the one hand, and an account (other than us or one of our subsidiaries) managed by Ellington or our Manager, on the other hand. It is Ellington's policy to engage in a cross transaction only when the transaction is in the best interests of, and is consistent with the objectives and policies of, both accounts involved in the transaction. Pursuant to the terms of the management agreement, Ellington or our Manager may enter into cross transactions where it acts both on our behalf and on behalf of the other party to the transaction; provided, however, that our Manager will not enter into any cross transactions on our behalf unless the cross transaction involves a "level one" asset for U.S. GAAP accounting purposes which is being

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crossed at market prices, or the cross transaction has received approval of a majority of our independent trustees. Although we believe such restrictions on our Manager's ability to engage in cross transactions on our behalf mitigate many risks, cross transactions, even at market prices, may potentially create a conflict of interest between our Manager's and our officers' duties to and interests in us and their duties to and interests in the other party. Subject to our Board of Trustees authorizing such action and upon written notice to our Manager, we may at any time revoke our consent to our Manager's executing cross transactions. Additionally, unless approved in advance by a majority of our independent trustees or pursuant to and in accordance with a policy that has been approved by a majority of our independent trustees, all cross transactions must be effected at the then-prevailing market prices. Pursuant to our Manager's current policies and procedures, assets for which there are no readily observable market prices may be purchased or sold in cross transactions (i) at prices based upon third-party bids received through auction, (ii) at the average of the highest bid and lowest offer quoted by third-party dealers, or (iii) according to another pricing methodology approved by our Manager's Chief Compliance Officer.

- *Principal Transactions*—defined as transactions between Ellington or our Manager (or any related party of Ellington or our Manager, which includes employees of Ellington and our Manager and their families), on the one hand, and us or one of our subsidiaries, on the other hand. Certain cross transactions may also be considered principal transactions whenever our Manager or Ellington (or any related party of Ellington or our Manager, which includes employees of Ellington and our Manager and their families) have a substantial ownership interest in one of the transacting parties. Our Manager is only authorized to execute principal transactions with the prior approval of a majority of our independent trustees and in accordance with applicable law. Such prior approval includes approval of the pricing methodology to be used, including with respect to assets for which there are no readily observable market prices.

- *Investment in Other Ellington Accounts*—pursuant to the management agreement, if we invest in any other investment fund or other investment for which Ellington or one of its affiliates receives management, origination, or structuring fees, then, unless agreed otherwise by a majority of our independent trustees, the management fees payable by us to our Manager will be reduced by (or our Manager will otherwise rebate to us) an amount equal to the applicable portion (as described in the management agreement) of any such management, origination, or structuring fees. We have not made any such investments to date.

- *Split Price Executions*—pursuant to the management agreement, our Manager is authorized to combine purchase or sale orders on our behalf together with orders for other accounts managed by Ellington, our Manager or their affiliates and allocate the securities or other assets so purchased or sold, on an average price basis or other fair and consistent basis, among such accounts.

To date, we have not entered into any cross transactions with other Ellington-managed accounts or principal transactions with Ellington, or invested in other Ellington accounts.

Our Manager is authorized to follow very broad investment guidelines. Our independent trustees will periodically review our investment guidelines and our portfolio. However, our independent trustees generally will not review our proposed asset acquisitions, dispositions, or other management decisions. In addition, in conducting periodic reviews, our independent trustees will rely primarily on information provided to them by our Manager. Furthermore, our Manager may arrange for us to use complex strategies or to enter into complex transactions that may be difficult or impossible to unwind by the time they are reviewed by our independent trustees. Our Manager has great latitude within our broad investment guidelines to determine the types of assets it may decide are proper for purchase by us. The management agreement with our Manager does not restrict the ability of its officers and employees from engaging in other business ventures of any nature, whether or not such ventures are competitive with our business. We may acquire assets from entities affiliated with our Manager, even where the assets were originated by such entities. Affiliates of our Manager may also provide services to entities in which we have invested.

Our executive officers and the officers and employees of our Manager are also officers and employees of Ellington, and we compete with other Ellington accounts for access to these individuals. We have not adopted a policy that expressly prohibits our trustees, officers, security holders, or affiliates from having a direct or indirect pecuniary interest in any asset to be acquired or disposed of by us or any of our subsidiaries or in any transaction to which we or any of our subsidiaries is a party or has an interest, nor do we have a policy that expressly prohibits any such persons from engaging for their own account in business activities of the types conducted by us. However, our code of business conduct and ethics contains a conflicts of interest policy that prohibits our trustees, officers, and employees, as well as employees of our Manager who provide services to us, from engaging in any transaction that involves an actual or apparent conflict of interest with us, absent approval by the Board of Trustees or except as expressly set forth above or as provided in the management agreement between us and our Manager. In addition, nothing in the management agreement binds or restricts our Manager or any of its affiliates, officers, or employees from buying, selling, or trading any securities or commodities for their own accounts or for the accounts of others for whom our Manager or any of its affiliates, officers, or employees may be acting.

Competition

In acquiring our assets, we compete with other mortgage REITs, specialty finance companies, banks, mortgage bankers, insurance companies, mutual funds, institutional investors, investment banking firms, financial institutions, governmental bodies, and other entities. Many of our competitors are significantly larger than us, have greater access to capital and other resources, and may have other advantages over us. Some competitors may have a lower cost of funds and access to funding sources that may not be available to us, such as funding from the government. Additionally, many of our competitors are not subject to REIT tax compliance or required to maintain an exclusion from the Investment Company Act. Our competitors may include other investment vehicles managed by Ellington or its affiliates, including Ellington Financial Inc. In addition to existing companies, other companies may be organized for similar purposes in the future, including companies focused on purchasing mortgage assets. A proliferation of such companies may increase the competition for equity capital and thereby adversely affect the market price of our common shares. An increase in the competition for sources of funding could adversely affect the availability and cost of financing, and thereby adversely affect the market price of our common shares. In addition, some of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of assets, or pay higher prices, than we can.

In the face of this competition, we believe that our access to our Manager's and Ellington's professionals and their industry expertise may provide us with a competitive advantage, including helping us to identify appropriate assets for acquisition and the appropriate prices to pay for such assets, and thereby to compete more effectively for attractive asset acquisition opportunities. However, we may not be able to achieve our business goals or expectations as a result of the competitive risks that we face.

Operating and Regulatory Structure

Tax Requirements

We have elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended, or "the Code." Provided that we maintain our qualification as a REIT, we generally will not be subject to U.S. federal income tax on our REIT taxable income that is currently distributed to our shareholders. REITs are subject to a number of organizational and operational requirements, including a requirement that they currently distribute at least 90% of their annual REIT taxable income, determined excluding any net capital gains and without regard to the deduction for dividends paid. We cannot assure you that we will be able to comply with such requirements. Failure to qualify as a REIT in any taxable year would cause us to be subject to U.S. federal income tax (and any applicable state and local taxes) on our taxable income at regular corporate rates. Even if we qualify for taxation as a REIT, we may be subject to certain federal, state, local, and non-U.S. taxes on our income. For example, if we form a domestic TRS, the income generated by that subsidiary would be subject to U.S. federal, state, and local income tax. Any taxes paid by a TRS will reduce the cash available for distribution to our shareholders.

Investment Company Act Exclusion

Both we and our Operating Partnership are organized as holding companies and conduct our businesses primarily through wholly-owned subsidiaries of our Operating Partnership in a manner such that neither we nor our subsidiaries are subject to registration under the Investment Company Act. Under Section 3(a)(1) of the Investment Company Act, a company is deemed to be an "investment company" if:

- it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities (Section 3(a)(1)(A)); or
- it is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities and does own or proposes to acquire "investment securities" having a value exceeding 40% of the value of its total assets (excluding U.S. government securities and cash) on an unconsolidated basis, or "the 40% Test" (Section 3(a)(1)(C)). "Investment securities" excludes U.S. government securities and securities of majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company for private funds under Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act.

We believe that we and our Operating Partnership will not be considered investment companies under Section 3(a)(1)(A) of the Investment Company Act because we and our Operating Partnership do not engage primarily or hold ourselves out as being engaged primarily in the business of investing, reinvesting, or trading in securities. Rather, through wholly-owned or majority-owned subsidiaries, we and our Operating Partnership are primarily engaged in the non-investment company businesses of these subsidiaries. In addition, we conduct our operations so that both we and our Operating Partnership satisfy the 40% Test.

Our Operating Partnership's direct and indirect subsidiaries, through which we operate our business, rely upon certain exclusions from the definition of investment company under the Investment Company Act including, in the case of our

Operating Partnership's wholly-owned subsidiary, EARN Mortgage LLC, Section 3(c)(5)(C) of the Investment Company Act. Section 3(c)(5)(C), as interpreted by the staff of the SEC, requires an entity to invest at least 55% of its assets in "mortgages and other liens on and interests in real estate," which we refer to as "qualifying real estate interests," and at least 80% of its assets in qualifying real estate interests plus "real estate-related assets." In satisfying the 55% requirement, the entity may treat agency securities issued with respect to an underlying pool of mortgage loans in which it holds all of the certificates issued by the pool as qualifying real estate interests. The CMOs we acquire will not be treated as qualifying real estate interests for purposes of the 55% requirement.

We also have formed, and may in the future form, certain other wholly-owned or majority-owned subsidiaries that will invest in CMOs and, subject to our investment guidelines, other real estate-related assets. These subsidiaries will rely upon the exclusion from the definition of investment company under the Investment Company Act pursuant to Section 3(c)(1) or 3(c)(7) of the Investment Company Act. Investments in subsidiaries that rely on the exclusions from the definition of investment company under 3(c)(1) or 3(c)(7) of the Investment Company Act are considered investment securities for the purposes of the 40% Test. Therefore, our Operating Partnership's investments in its 3(c)(7) subsidiaries and its other investment securities cannot exceed 40% of the value of our Operating Partnership's total assets (excluding U.S. government securities and cash) on an unconsolidated basis.

We monitor our compliance with the 40% Test and the holdings of our subsidiaries to ensure that each of our subsidiaries is in compliance with an applicable exemption or exclusion from registration as an investment company under the Investment Company Act.

On August 31, 2011, the SEC published a concept release entitled "Companies Engaged in the Business of Acquiring Mortgages and Mortgage Related Instruments" (Investment Company Act Rel. No. 29778). This release notes that the SEC is reviewing the 3(c)(5)(C) exclusion relied upon by companies similar to us that invest in mortgage loans and mortgage-backed securities. There can be no assurance that the laws and regulations governing the Investment Company Act status of companies similar to ours, or the guidance from the Division of Investment Management of the SEC regarding the treatment of assets as qualifying real estate assets or real estate-related assets, will not change in a manner that adversely affects our operations as a result of this review. To the extent that the SEC staff provides more specific guidance regarding any of the matters bearing upon our exclusion from the need to register under the Investment Company Act, we may be required to adjust our strategy accordingly. Any additional guidance from the SEC staff could provide additional flexibility to us, or it could further inhibit our ability to pursue the strategies that we have chosen. Furthermore, although we monitor the assets of EARN Mortgage LLC regularly, there can be no assurance that EARN Mortgage LLC will be able to maintain this exclusion from registration. In that case, our investment in EARN Mortgage LLC would be classified as an investment security, and we might not be able to maintain our overall exclusion from registering as an investment company under the Investment Company Act.

The loss of our exclusion from registration pursuant to the Investment Company Act could require us to restructure our operations, sell certain of our assets, or abstain from the purchase of certain assets, which could have an adverse effect on our financial condition and results of operations. See "Risk Factors—Risks Related to Our Organization and Structure—Maintenance of our exclusion from registration as an investment company under the Investment Company Act imposes significant limitations on our operations. If we were required to register as an investment company under the Investment Company Act, we would be subject to the restrictions imposed by the Investment Company Act, which would require us to make material changes to our strategy.

Investment Advisers Act of 1940

Both Ellington and our Manager are registered as investment advisers under the Advisers Act and are subject to the regulatory oversight of the Division of Investment Management of the SEC.

Human Capital Resources

We currently do not have any employees. All of our executive officers, and our partially dedicated personnel, which include our Chief Financial Officer, Chief Operating Officer, controller, accounting staff, in-house legal counsel, and internal audit staff, are employees of Ellington or one or more of its affiliates. See "—Management Agreement" above.

Additional Information

A copy of this Annual Report on Form 10-K, as well as our Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and any amendments to such reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act are available, free of charge, on our internet website at *www.earnreit.com*. All of these reports are made available on our internet website as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. Our Corporate Governance Guidelines and Code of Business Conduct and Ethics and the charters of the Audit, Compensation and Nominating and Corporate Governance Committees of our Board of Trustees are also available at *www.earnreit.com* and are available in print to any shareholder upon request in writing to Ellington Residential Mortgage REIT, c/o Investor Relations, 53 Forest Avenue, Old Greenwich, CT 06870. The information on our website is not, and shall not be deemed to be, a part of this report or incorporated into any other filing we make with the SEC. In addition, all of our reports filed with or furnished to the SEC can be obtained at the SEC's website at *www.sec.gov*.

Item 1A. Risk Factors

Summary of Risk Factors
Risks Related To Our Business

- The federal conservatorship of Fannie Mae and Freddie Mac and related efforts, along with any changes in laws and regulations affecting the relationship between Fannie Mae, Freddie Mac, and Ginnie Mae and the U.S. Government, could materially adversely affect our business, financial condition and results of operations, and our ability to pay dividends to our shareholders.
- Certain actions by the Federal Reserve could materially adversely affect our business, financial condition and results of operations, and our ability to pay dividends to our shareholders.
- Prepayment rates can change, adversely affecting the performance of our assets.
- Interest rate mismatches between our assets and our borrowings may reduce our income during periods of changing interest rates, and increases in interest rates could adversely affect the value of our assets.
- Interest rate caps on ARMs and hybrid ARMs, including those that back our RMBS, may reduce our net interest margin during periods of rising or high interest rates.
- Mortgage loan modification programs and future legislative action may adversely affect the value of, and the returns on, our targeted assets.
- Difficult conditions in the mortgage and residential real estate markets as well as general market concerns may adversely affect the value of the assets in which we invest.
- Our assets include subordinated and lower-rated securities that generally have greater risks of loss than senior and higher-rated securities.
- Less stringent underwriting guidelines and the resultant potential for delinquencies or defaults on certain mortgage loans could lead to losses on many of the non-Agency RMBS we hold, as well as other mortgage-related investments that we currently hold and/or may hold in the future.
- The principal and interest payments on our non-Agency RMBS and CRTs are not guaranteed by any entity, including any government entity or GSE, and therefore are subject to increased risks, including credit risk.
- Non-government guaranteed residential mortgage loans, including subprime, non-performing, and sub-performing residential mortgage loans, are subject to increased risks.
- To the extent that due diligence is conducted on potential assets, such due diligence may not reveal all of the risks associated with such assets and may not reveal other weaknesses in such assets, which could lead to losses.
- We rely on mortgage servicers to service effectively, including loss mitigation efforts, and we also may engage in our own loss mitigation efforts with respect to whole mortgage loans and loan pools that we may purchase and such loss mitigation efforts may be unsuccessful or not cost effective.
- We may be affected by deficiencies in foreclosure practices of third parties, as well as related delays in the foreclosure process.
- Sellers of the mortgage loans that underlie the non-Agency RMBS in which we invest may be unable to repurchase defective mortgage loans, which could have a material adverse effect on the value of the loans held by the trust that issued the RMBS and could cause shortfalls in the payments due on the RMBS.
- If we acquire and subsequently resell any whole mortgage loans, we may be required to repurchase such loans or indemnify purchasers if we breach representations and warranties.
- We could be subject to liability for potential violations of various federal, state and local laws and regulations, including predatory lending laws, which could materially adversely affect our business, financial condition and results of operations, and our ability to pay dividends to our shareholders.
- Our real estate-related assets are subject to the risks associated with real property.
- We may be exposed to environmental liabilities with respect to properties in which we have an interest.
- We rely on analytical models and other data to analyze potential asset acquisition and disposition opportunities and to manage our portfolio. Such models and other data may be incorrect, misleading or incomplete, which could cause us to purchase assets that do not meet our expectations or to make asset management decisions that are not in line with our strategy.
- Valuations of some of our assets are inherently uncertain, may be based on estimates, may fluctuate over short periods of time, and may differ from the values that would have been used if a ready market for these assets existed.
- The lack of liquidity in our assets may materially adversely affect our business, financial condition and results of operations, and our ability to pay dividends to our shareholders.
- We are highly dependent on Ellington's information systems and those of third-party service providers, including mortgage servicers, and system failures could significantly disrupt our business, which could materially adversely affect our business, financial condition and results of operations, and our ability to pay dividends to our shareholders.
- Our access to financing sources may not be available on favorable terms, may be limited or completely shut off, and our lenders and derivative counterparties may require us to post additional collateral. These circumstances may materially adversely affect our business, financial condition and results of operations, and our ability to pay dividends to our shareholders.
- Increases in interest rates could adversely affect the value of our assets and cause our interest expense to increase, and increase the risk of default on our assets, which could result in reduced earnings or losses and negatively affect our profitability as well as the cash available for distribution to shareholders.
- We use leverage in executing our business strategy, which may adversely affect the return on our assets and may reduce cash available for distribution to our shareholders, as well as increase losses when economic conditions are unfavorable.
- Hedging against interest rate changes and other risks could materially adversely affect our business, financial condition and results of operations and our ability to pay dividends to our shareholders.
- Hedging instruments and other derivatives, including some credit default swaps, may not, in many cases, be traded on exchanges, or may not be guaranteed or regulated by any U.S. or foreign governmental authority and involve risks and costs that could result in material losses.
- Our use of derivatives may expose us to counterparty risk.

- We may change our investment strategy, investment guidelines, hedging strategy, and asset allocation, operational, and management policies without notice or shareholder consent, which could materially adversely affect our business, financial condition and results of operations, and our ability to pay dividends to our shareholders. In addition, our declaration of trust provides that our Board of Trustees may authorize us to revoke or otherwise terminate our REIT election without the approval of our shareholders.
- An increase in interest rates may cause a decrease in the issuance volumes of certain of our targeted assets, which could adversely affect our ability to acquire targeted assets that satisfy our investment objectives and to generate income and pay dividends.
- Lack of diversification in the number of assets we acquire would increase our dependence on relatively few individual assets.
- Investments in second-lien mortgage loans could subject us to increased risk of losses.

Risks Related to our CLO Investments
- Our investments in corporate CLOs involve certain risks.
- The underlying assets held by the CLOs in which we invest generally have lower credit ratings and are subject to significant credit risk.The underlying assets held by the CLOs in which we invest generally have lower credit ratings and are subject to significant credit risk.
- The underlying assets held by the CLOs in which we invest generally have lower credit ratings and are subject to significant credit risk.
- Our corporate CLO investments may include "middle market" and/or "covenant-lite" loans.
- The CLOs in which we invest are subject to risks associated with loan participations.
- Our investments in the primary corporate CLO market involve certain additional risks.
- We and our investments are subject to prepayment and reinvestment risk.
- Our portfolio of corporate CLO investments may lack diversification, which may subject us to a risk of significant loss if one or more of these corporate CLOs experience a high level of defaults on collateral.
- Failure by a CLO to satisfy certain tests, including as a result of loan defaults and/or negative loan ratings migration, may place pressure on the performance of our investments in such CLO.
- Our CLO debt investments are subject to credit rating changes.
- We are dependent on the collateral managers of the corporate CLOs in which we invest, and those corporate CLOs are generally not registered under the Investment Company Act.
- Our CLO investments often have limited liquidity.
- We and our corporate CLO investments are subject to risks associated with non-U.S. investing, including in some cases foreign currency risk.
- Our manager has significant latitude in determining the types of assets we acquire, and there is no specific prohibition in our investment strategy, investment guidelines and/or the REIT qualification requirements against investing in corporate CLOs or other corporate investments.

Risks Related to our Relationship with our Manager and Ellington
- We are dependent on our Manager and certain key personnel of Ellington that are provided to us through our Manager and may not find a suitable replacement if our Manager terminates the management agreement or such key personnel are no longer available to us.
- There are conflicts of interest in our relationships with our Manager and Ellington, which could result in decisions that are not in the best interests of our shareholders.

Risks Related to Our Common Shares
- Our shareholders may not receive dividends or dividends may not grow over time.
- An increase in interest rates may have an adverse effect on the market price of our common shares and our ability to pay dividends to our shareholders.
- Investing in our common shares involves a high degree of risk.

Risks Related to Our Organization and Structure
- Maintenance of our exclusion from registration as an investment company under the Investment Company Act imposes significant limitations on our operations. If we were required to register as an investment company under the Investment Company Act, we would be subject to the restrictions imposed by the Investment Company Act, which would require us to make material changes to our strategy.
- The ownership limits in our declaration of trust may discourage a takeover or business combination that may have benefited our shareholders.
- Our shareholders' ability to control our operations is severely limited.
- Certain provisions of Maryland law could inhibit a change in our control.
- Our authorized but unissued common and preferred shares may prevent a change in our control.
- Our rights and the rights of our shareholders to take action against our trustees and officers or against our Manager or Ellington are limited, which could limit your recourse in the event actions are taken that are not in your best interests.

U.S. Federal Income Tax Risks
- Your investment has various U.S. federal, state, and local income tax risks.

- Our failure to qualify as a REIT would subject us to U.S. federal, state and local income taxes, which could adversely affect the value of our common shares and could substantially reduce the cash available for distribution to our shareholders.
- Complying with REIT requirements may cause us to forego or liquidate otherwise attractive investments.
- Complying with REIT requirements may limit our ability to hedge effectively.
- CLOs in which we invest could become subject to U.S. federal income tax or withholding requirements.

The above list is not exhaustive, and we face additional challenges and risks. Please carefully consider all of the information in this Report, including the matters set forth below in this Item 1A.

If any of the following risks occurs, our business, financial condition or results of operations could be materially and adversely affected. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us, or not presently deemed material by us, may also impair our operations and performance. In connection with the forward-looking statements that appear in our periodic reports on Form 10-Q and Form 10-K, our Current Reports on Form 8-K, our press releases and our other written and oral communications, you should also carefully review the cautionary statements referred to in such reports and other communications referred to under "Special Note Regarding Forward-Looking Statements."

Risks Related To Our Business

The federal conservatorship of Fannie Mae and Freddie Mac and related efforts, along with any changes in laws and regulations affecting the relationship between Fannie Mae, Freddie Mac, and Ginnie Mae and the U.S. Government, could materially adversely affect our business, financial condition and results of operations, and our ability to pay dividends to our shareholders.

The payments we receive on our Agency RMBS depend upon a steady stream of payments on the underlying mortgages and such payments are guaranteed by Fannie Mae, Freddie Mac, or the Government National Mortgage Association, within the U.S. Department of Housing and Urban Development, or "Ginnie Mae." Fannie Mae and Freddie Mac are government-sponsored enterprises, or "GSEs," but their guarantees are not backed by the full faith and credit of the United States. Ginnie Mae, which guarantees MBS backed by federally insured or guaranteed loans primarily consisting of loans insured by the Federal Housing Administration, or "FHA," or guaranteed by the Department of Veterans Affairs, or "VA," is part of the U.S. Department of Housing and Urban Development and its guarantees are backed by the full faith and credit of the United States. Finally, cash flows from any MSR investments we may make depend on the performance of the underlying loans.

In September 2008, in response to the deteriorating financial condition of Fannie Mae and Freddie Mac, the U.S. Government placed Fannie Mae and Freddie Mac into the conservatorship of the Federal Housing Finance Agency, or "FHFA," their federal regulator, pursuant to its powers under The Federal Housing Finance Regulatory Reform Act of 2008, a part of the Housing and Economic Recovery Act of 2008. Under this conservatorship, Fannie Mae and Freddie Mac are required to reduce the amount of mortgage loans they own or for which they provide guarantees on Agency RMBS. In addition to the FHFA becoming the conservator of Fannie Mae and Freddie Mac, the U.S. Treasury entered into Preferred Stock Purchase Agreements ("PSPAs") with the FHFA and have taken various actions intended to provide Fannie Mae and Freddie Mac with additional liquidity in an effort to ensure their financial stability.

Shortly after Fannie Mae and Freddie Mac were placed in federal conservatorship, the Secretary of the U.S. Treasury noted that the guarantee structure of Fannie Mae and Freddie Mac required examination and that changes in the structures of the entities were necessary to reduce risk to the financial system. The future roles of Fannie Mae and Freddie Mac could be significantly reduced, and the nature of their guarantees could be considerably limited relative to historical measurements or even eliminated. The substantial financial assistance provided by the U.S. Government to Fannie Mae and Freddie Mac, especially in the course of their being placed into conservatorship and thereafter, together with the substantial financial assistance provided by the U.S. Government to the mortgage-related operations of other GSEs and government agencies, such as the FHA, VA, and Ginnie Mae, has stirred debate among many federal policymakers over the continued role of the U.S. Government in providing such financial support for the mortgage-related GSEs in particular, and for the mortgage and housing markets in general.

No definitive proposals or legislation have been released or enacted with respect to ending the conservatorship, unwinding the GSEs, or materially reducing the roles of the GSEs in the U.S. mortgage market, and it is not possible to predict the scope and nature of the actions that the U.S. Government will ultimately take with respect to these GSEs.

Fannie Mae, Freddie Mac, and Ginnie Mae could each be dissolved, and the U.S. Government could determine to stop providing liquidity support of any kind to the mortgage market. If Fannie Mae, Freddie Mac, or Ginnie Mae were eliminated, or their structures were to change radically, or if the U.S. Government significantly reduced its support for any or all of them, the value of our currently held Agency RMBS could drop significantly, and we may be unable or significantly limited in our ability to acquire Agency RMBS, which, in turn, could materially adversely affect our ability to maintain our exclusion from registration as an investment company under the Investment Company Act and our ability to maintain our qualification as a REIT.

Moreover, any changes to the nature of the guarantees provided by, or laws affecting, Fannie Mae, Freddie Mac, and Ginnie Mae could materially adversely affect the credit quality of the guarantees, could increase the risk of loss on purchases of Agency RMBS issued by these GSEs (or MSRs with underlying loans guaranteed by these GSEs), and could have broad adverse market implications for the Agency RMBS they currently guarantee. Any action that affects the credit quality of the guarantees provided by Fannie Mae, Freddie Mac, and Ginnie Mae could materially adversely affect the value of our Agency

RMBS. In addition, any market uncertainty that arises from such proposed changes could have a similar impact on us and our Agency RMBS.

In addition, we rely on our Agency RMBS as collateral for our financings under the repos that we enter into. Any decline in their value, or perceived market uncertainty about their value, would make it more difficult for us to obtain financing on our Agency RMBS on acceptable terms or at all, or to maintain compliance with the terms of any financing transactions

Certain actions by the Federal Reserve could materially adversely affect our business, financial condition and results of operations, and our ability to pay dividends to our shareholders.

In response to the global financial crisis of 2008-2009 and again in response to the economic effects of the COVID-19 pandemic in 2020, the Federal Reserve announced and completed several rounds of quantitative easing, which are programs designed to expand the Federal Reserve's holdings of long-term securities by purchasing U.S. Treasury securities and/or Agency RMBS, in order to provide stability to the market. Also during 2020, the Federal Reserve reduced the target range for the federal funds rate to 0.00%–0.25% from 1.50%–1.75%. These actions put downward pressure on interest rates. Among other effects, low interest rates can increase prepayment rates (resulting from lower long-term interest rates, including mortgage rates), impact the shape of the yield curve, cause a narrowing of our net interest margin, and lower the yields that we are able to generate on our investments, all of which could materially adversely affect our business, financial condition and results of operations, and our ability to pay dividends to our shareholders.

In November 2021, the Federal Reserve began to withdraw some of this quantitative easing support by commencing the tapering of its asset purchases of U.S. Treasury securities and Agency RMBS. In 2022, the Federal Reserve increased the pace of its balance sheet runoff, and also began a series of interest rate hikes in response to historically high inflation. As of January 31, 2024, the target range for the federal funds rate was 5.25%—5.50%. This quantitative tightening has caused, and could continue to cause, elevated market volatility, widening yield spreads, and an inversion of the U.S. Treasury yield curve. These and other actions by the Federal Reserve have adversely affected, and could continue to adversely affect, the economy as a whole, which in turn could materially adversely affect our business, financial condition and results of operations, and our ability to pay dividends to our shareholders. See also "—Increases in interest rates could adversely affect the value of our assets and cause our interest expense to increase, and increase the risk of default on our assets, which could result in reduced earnings or losses and negatively affect our profitability as well as the cash available for distribution to shareholders" for the impact of higher interest rates on our business.

Prepayment rates can change, adversely affecting the performance of our assets.

The frequency at which prepayments (including both voluntary prepayments by borrowers and liquidations due to defaults and foreclosures) occur on mortgage loans underlying RMBS or MSRs, is affected by a variety of factors, including the prevailing level of interest rates as well as economic, demographic, tax, social, legal, and other factors. Generally, borrowers tend to prepay their mortgages when prevailing mortgage rates fall below the interest rates on their mortgage loans. When borrowers prepay their mortgage loans at rates that are faster or slower than expected, it results in prepayments that are faster or slower than expected on the related RMBS or MSRs. These faster or slower than expected payments may adversely affect our profitability.

We may purchase securities or loans that have a higher interest rate than the then-prevailing market interest rate. In exchange for this higher interest rate, we may pay a premium to par value to acquire the security or loan. In accordance with U.S. GAAP, we amortize this premium as an expense over the expected term of the security or loan based on our prepayment assumptions. If a security or loan is prepaid in whole or in part at a faster than expected rate, however, we must expense all or a part of the remaining unamortized portion of the premium that was paid at the time of the purchase, which will adversely affect our profitability.

We also may purchase securities or loans that have a lower interest rate than the then-prevailing market interest rate. In exchange for this lower interest rate, we may pay a discount to par value to acquire the security or loan. We accrete this discount as income over the expected term of the security or loan based on our prepayment assumptions. If a security or loan is prepaid at a slower than expected rate, however, we must accrete the remaining portion of the discount at a slower than expected rate. This will extend the expected life of our investment portfolio and result in a lower than expected yield on securities and loans purchased at a discount to par.

Prepayment rates generally increase when interest rates fall and decrease when interest rates rise. Since many RMBS, especially fixed rate RMBS, will be discount securities when interest rates are high, and will be premium securities when interest rates are low, these RMBS may be adversely affected by changes in prepayments in any interest rate environment. Prepayment rates are also affected by factors not directly tied to interest rates or home values, and these factors are difficult to predict. Prepayments can also occur when borrowers sell their properties, or when borrowers default on their mortgages and the mortgages are prepaid from the proceeds of a foreclosure sale of the underlying property and/or from the proceeds of a mortgage insurance policy or other guarantee. Fannie Mae and Freddie Mac will generally, among other conditions, purchase mortgages that are 120 days or more delinquent from the Agency RMBS pools that they have issued when the cost of guaranteed payments to security holders, including advances of interest at the security coupon rate, exceeds the cost of holding the non-performing loans in their portfolios. Consequently, prepayment rates also may be affected by conditions in the housing and financial markets, which may result in increased delinquencies on mortgage loans. Prepayment rates can also be affected by actions of the GSEs and their cost of capital, general economic conditions, and the relative interest rates on fixed and adjustable rate loans. Additionally, changes in the GSEs' decisions as to when to repurchase delinquent loans can materially impact prepayment rates on Agency RMBS.

The adverse effects of prepayments may impact us in various ways. First, particular investments may experience outright losses, as in the case of IOs and IIOs in an environment of faster actual or anticipated prepayments. Second, particular investments may underperform relative to any hedges that our Manager may have constructed for these assets, resulting in a loss to us. In particular, prepayments (at par) may limit the potential upside of many RMBS to their principal or par amounts, whereas their corresponding hedges often have the potential for unlimited loss. Furthermore, to the extent that faster prepayment rates are due to lower interest rates, the principal payments received from prepayments will tend to be reinvested in lower-yielding assets, which may reduce our income in the long run.

Prepayments also significantly affect the value of MSRs because an MSR entitles the holder to receive a monthly servicing fee equal to a percentage of the unpaid principal balance of the mortgage loans, as well as other cashflows, for so long as the underlying loans are outstanding. To the extent the underlying mortgage loan principal balances are prepaid or expected to be prepaid at a faster rate, the expected future cash flows from servicing would be lower and the value of the related MSR would decline. Actual prepayment rates differing from anticipated prepayment rates could materially adversely affect our business, financial condition and results of operations, and our ability to pay dividends to our shareholders.

Interest rate mismatches between our assets and our borrowings may reduce our income during periods of changing interest rates, and increases in interest rates could adversely affect the value of our assets.

Some of our assets are fixed rate securities or have a fixed rate component (such as RMBS backed by hybrid ARMs). This means that the interest we earn on these assets will not vary over time based upon changes in a short-term interest rate index. Although the interest we earn on our RMBS backed by ARMs and many of our CLO investments generally will adjust for changing interest rates, such interest rate adjustments may not occur as quickly as the interest rate adjustments to any related borrowings, and such interest rate adjustments will generally be subject to interest rate caps, which potentially could cause such assets to acquire many of the characteristics of fixed rate securities during periods of rising or high interest rates. We generally fund our targeted assets with borrowings whose interest rates reset frequently, and as a result we generally have an interest rate mismatch between our assets and liabilities, which could cause our net interest margin (the spread between the average yield on our assets and our average borrowing costs) to compress, or even become negative. While our interest rate hedges are intended to mitigate a portion of this mismatch, the use of interest rate hedges also introduces the risk of other interest rate mismatches and exposures, as will the use of other financing techniques. Additionally, to the extent cash flows from RMBS we hold are reinvested in new RMBS, the spread between the yields of the new RMBS and available borrowing rates may also compress or become negative. If our net interest margin compresses or becomes negative, our business, cash flow, financial condition, results of operations, and ability to pay dividends to our shareholders could be materially affected. In fact, in 2022 and parts of 2023, which saw periods of rising interest rates, we experienced compressed and in some cases negative net interest margin on many of our assets.

Fixed income assets, including many RMBS, typically decline in value if interest rates increase. If long-term rates were to increase significantly, not only would the market value of these assets be expected to decline, but these assets could lengthen in duration because borrowers would be less likely to prepay their mortgages.

Interest rates are highly sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political considerations, and other factors beyond our control. Between March 2020 and March 2022, the U.S. Federal Reserve, or the "Federal Reserve," maintained the target range for the federal funds rate at 0.00%—0.25%. Beginning in March 2022, however, the Federal Reserve began a series of interest rate hikes in response to historically high inflation, and as of January 31, 2024, the target range for the federal funds rate was 5.25%—5.50%. Moreover, concerns over the United States' debt ceiling and budget-deficit have increased the possibility of downgrades by rating agencies to the U.S. government's credit rating, which could cause interest rates and borrowing costs to rise further. The future path of interest rates is highly uncertain.

While we opportunistically hedge our exposure to changes in interest rates, such hedging may be limited by the tax rules governing REITs, and we can provide no assurance that our hedges will be successful, or that we will be able to enter into or maintain such hedges. As a result, interest rate fluctuations can cause significant losses, reductions in income, and can limit the cash available to pay dividends to our shareholders.

Interest rate caps on ARMs and hybrid ARMs, including those that back our RMBS, may reduce our net interest margin during periods of rising or high interest rates.

ARMs and hybrid ARMs are typically subject to periodic and lifetime interest rate caps. Periodic interest rate caps limit the amount an interest rate can increase during any given period. Lifetime interest rate caps limit the amount an interest rate can increase through the maturity of the loan. Our borrowings typically are not subject to similar restrictions. Accordingly, the ARMs and hybrid ARMs that we hold (or that back RMBS that we hold) expose us to interest rate mismatch risks. See "—Interest rate mismatches between our assets and our borrowings may reduce our income during periods of changing interest rates, and increases in interest rates could adversely affect the value of our assets."

Mortgage loan modification programs and future legislative action may adversely affect the value of, and the returns on, our targeted assets.

The U.S. Government, through the U.S. Treasury, FHA, and the Federal Deposit Insurance Corporation, or "FDIC," has at various points in time, including in response to the COVID-19 pandemic, and may again in the future, implement programs designed to provide homeowners with assistance in avoiding mortgage loan foreclosures. The programs may involve, among other things, the modification of mortgage loans to reduce the principal amount of the loans or the rate of interest payable on the loans, or to extend the payment terms of the loans.

Loan modification and refinance programs may adversely affect the performance of Agency and non-Agency RMBS. In the case of non-Agency RMBS and MSRs, a significant number of loan modifications with respect to a given security, including those related to principal forgiveness and coupon reduction, could negatively impact the realized yields and cash flows on such security. Similarly, principal forgiveness and/or coupon reduction could negatively impact the performance of any residential mortgage loans, RMBS, or MSRs. In addition, it is also likely that loan modifications would result in increased prepayments on some RMBS. See "—Prepayment rates can change, adversely affecting the performance of our assets," for information relating to the impact of prepayments on our business.

The U.S. Congress and various state and local legislatures may pass mortgage-related legislation that would affect our business, including legislation that would permit limited assignee liability for certain violations in the mortgage loan origination process, legislation that would allow judicial modification of loan principal in the event of personal bankruptcy, or legislation relating to the handling of escrow accounts. We cannot predict whether or in what form Congress or the various state and local legislatures may enact legislation affecting our business or whether any such legislation will require us to change our practices or make changes in our portfolio in the future. These changes, if required, could materially adversely affect our business, results of operations and financial condition, and our ability to pay dividends to our shareholders, particularly if we make such changes in response to new or amended laws, regulations or ordinances in any state where we acquire a significant portion of our mortgage loans, or if such changes result in us being held responsible for any violations in the mortgage loan origination process.

The existing loan modification programs, together with future legislative or regulatory actions, including possible amendments to the bankruptcy laws, which result in the modification of outstanding residential mortgage loans and/or changes in the requirements necessary to qualify for refinancing mortgage loans with Fannie Mae, Freddie Mac, or Ginnie Mae, may adversely affect the value of, and the returns on, our assets, which could materially adversely affect our business, financial condition and results of operations, and our ability to pay dividends to our shareholders.

Difficult conditions in the mortgage and residential real estate markets as well as general market concerns may adversely affect the value of the assets in which we invest.

Our business is materially affected by conditions in the residential mortgage market, the residential real estate market, the financial markets, and the economy, including inflation, interest rates, energy costs, unemployment, geopolitical issues, concerns over the creditworthiness of governments worldwide and the stability of the global banking system. In particular, the residential mortgage market in the U.S. has experienced a variety of difficulties and challenging economic conditions in the past, including defaults, credit losses, and liquidity concerns. Certain commercial banks, investment banks, insurance companies, loan origination companies and mortgage-related investment vehicles incurred extensive losses from exposure to the residential mortgage market as a result of these difficulties and conditions. These factors, along with the abrupt failure of more than one regional bank in the U.S., have impacted, and may in the future impact, investor perception of the risks associated with RMBS, other real estate-related securities and various other asset classes in which we may invest. As a result, values for RMBS, other real estate-related securities and various other asset classes in which we may invest have experienced, and may in the future experience, significant volatility. Any deterioration of the mortgage market and investor perception of the risks associated with RMBS, residential mortgage loans, other real estate-related securities, and various other assets that we acquire could materially adversely affect our business, financial condition and results of operations, and our ability to pay dividends to our shareholders.

Our assets include subordinated and lower-rated securities that generally have greater risks of loss than senior and higher-rated securities.

Certain mortgage-related securities that we acquire, including certain non-Agency MBS, CRTs, and CMBS, are deemed by rating agencies to have substantial vulnerability to default in payment of interest and/or principal. Other securities that we acquire have the lowest quality ratings or are unrated. Many securities that we acquire are subordinated in cash flow priority to other more "senior" securities of the same securitization. Certain subordinated securities ("first loss securities") absorb all losses from default before any other class of securities is at risk. Such securities therefore are considered to be highly speculative investments. In the case of CRTs and subordinated RMBS and CMBS, the risk of defaults on the underlying mortgages and/or declining real estate values is amplified, as are the risks associated with possible changes in the market's perception of any entity issuing or guaranteeing such securities, or by changes in government regulations and tax policies. In the case of CLOs, the risk of economic recession and declining creditworthiness of corporate borrowers is amplified. Accordingly, the subordinated and lower-rated (or unrated) securities in which we invest may experience significant price and performance volatility relative to more senior or higher-rated securities, and they are subject to greater risk of loss than more senior or higher-rated securities which, if realized, could materially adversely affect our business, financial condition and results of operations, and our ability to pay dividends to our shareholders.

Less stringent underwriting guidelines and the resultant potential for delinquencies or defaults on certain mortgage loans could lead to losses on many of the non-Agency RMBS we hold, as well as other mortgage-related investments that we currently hold and/or may hold in the future.

Some of the non-Agency RMBS in which we invest are collateralized by Alt-A and subprime mortgage loans, which are mortgage loans that were originated using less stringent underwriting guidelines than those used in underwriting prime mortgage loans (mortgage loans that generally conform to Fannie Mae or Freddie Mac underwriting guidelines). These underwriting guidelines are more permissive as to borrower credit history or credit score, borrower debt-to-income ratio, loan-to-value ratio, and/or as to documentation (such as whether and to what extent borrower income was required to be disclosed or verified). In addition, even when specific underwriting guidelines are represented by loan originators as having been used in connection with the origination of mortgage loans, these guidelines are in many cases not followed as a result of aggressive lending practices, fraud (including borrower or appraisal fraud), or other factors. Mortgage loans that are underwritten pursuant to less stringent or looser underwriting guidelines, or that are poorly underwritten to their stated guidelines, have experienced, and should be expected to experience in the future, substantially higher rates of delinquencies, defaults, and foreclosures than those experienced by mortgage loans that are underwritten in a manner more consistent with Fannie Mae or Freddie Mac guidelines. Thus, because of the higher delinquency rates and losses associated with Alt-A and subprime mortgage loans, the performance of RMBS backed by Alt-A and subprime mortgage loans that we may acquire could be correspondingly adversely affected, which could materially adversely affect our business, financial condition and results of operations, and our ability to pay dividends to our shareholders.

The principal and interest payments on our non-Agency RMBS and CRTs are not guaranteed by any entity, including any government entity or GSE, and therefore are subject to increased risks, including credit risk.

Our portfolio includes securities, such as non-Agency RMBS, which are not guaranteed by GSEs such as Fannie Mae and Freddie Mac or, in the case of Ginnie Mae, the U.S. Government. These securities are therefore subject to many of the risks of the respective underlying mortgage loans, as well as CRTs. A residential mortgage loan is typically secured by single-family residential property and is subject to risks of delinquency and foreclosure and risk of loss. The ability of a borrower to repay a loan secured by a residential property is dependent upon the income or assets of the borrower. A number of factors, including a general economic downturn, high unemployment, high energy costs, acts of God, pandemics such as the COVID-19 pandemic, war or other geopolitical conflict, terrorism, elevated inflation, social unrest, and civil disturbances, may impair borrowers' abilities to repay their mortgage loans. In periods following home price declines, "strategic defaults" (decisions by borrowers to default on their mortgage loans despite having the ability to pay) also may become more prevalent. In addition, recent increases in mortgage rates have led to significant higher monthly costs for homeowners who have purchased their homes recently and they have also led to slower prepayments of older, more affordable mortgages, each of which could lead to an increase in defaults on the mortgage loans underlying many of our investments.

In the event of defaults under mortgage loans backing any of our non-Agency RMBS or CRTs, we will bear a risk of loss of principal to the extent of any deficiency between the value of the collateral and the principal and accrued interest of the mortgage loan.

Additionally, in the event of the bankruptcy of a mortgage loan borrower, the mortgage loan to such borrower will be deemed to be secured only to the extent of the value of the underlying collateral at the time of bankruptcy (as determined by the bankruptcy court), and the lien securing the mortgage loan will be subject to the avoidance powers of the bankruptcy trustee or debtor-in-possession to the extent the lien is unenforceable under state law. Foreclosure of a mortgage loan can be an expensive and lengthy process which could have a substantial negative effect on our anticipated return on the foreclosed mortgage loan. In many jurisdictions, legislation has been enacted that has the effect of making the foreclosure process more difficult, lengthier, and more expensive, and additional such legislation may be enacted in the future. If borrowers default on the mortgage loans backing our non-Agency RMBS or CRTs and we are unable to recover any resulting loss through the foreclosure process, it could materially adversely affect our business, financial condition and results of operations, and our ability to pay dividends to our shareholders.

Similarly, other investments that we currently hold and/or may hold in the future, including MSRs and CMBS, that are not guaranteed by any entity, including any government entity or GSE, are subject to increased risks, including credit risk.

Non-government guaranteed residential mortgage loans, including subprime, non-performing, and sub-performing residential mortgage loans, are subject to increased risks.

We may acquire and manage residential mortgage loans. Non-government guaranteed residential mortgage loans, including subprime, non-performing, and sub-performing mortgage loans, are subject to increased risk of loss. Unlike Agency RMBS, residential mortgage loans generally are not guaranteed by the U.S. Government or any GSE, though in some cases they may benefit from private mortgage insurance. Additionally, by directly acquiring residential mortgage loans, we do not receive the structural credit enhancements that benefit senior tranches of RMBS. A residential mortgage loan is directly exposed to losses resulting from default. Therefore, the value of the underlying property, the creditworthiness and financial position of the borrower, and the priority and enforceability of the lien will significantly impact the value of such mortgage loan. In the event of a foreclosure, we may assume direct ownership of the underlying real estate. The liquidation proceeds upon sale of such real estate may not be sufficient to recover our cost basis in the loan, and any costs or delays involved in the foreclosure or liquidation process may increase losses.

Residential mortgage loans are also subject to property damage caused by hazards, such as earthquakes or environmental hazards, not covered by standard property insurance policies or "special hazard risk," and to reduction in a borrower's mortgage debt by a bankruptcy court, or "bankruptcy risk." In addition, claims may be assessed against us on account of our position as a mortgage holder or property owner, including assignee liability, environmental hazards, and other liabilities. We could also be responsible for property taxes. In some cases, these liabilities may be "recourse liabilities" or may otherwise lead to losses in excess of the purchase price of the related mortgage or property.

To the extent that due diligence is conducted on potential assets, such due diligence may not reveal all of the risks associated with such assets and may not reveal other weaknesses in such assets, which could lead to losses.

Before making an investment, our Manager may decide to conduct (either directly or using third parties) certain due diligence on such potential investment. There can be no assurance that our Manager will conduct any specific level of due diligence, or that, among other things, our Manager's due diligence processes will uncover all relevant facts or that any purchase will be successful, which could result in losses on these assets, which could materially adversely affect our business, financial condition and results of operations, and our ability to pay dividends to our shareholders.

We rely on mortgage servicers to service effectively, including loss mitigation efforts, and we also may engage in our own loss mitigation efforts with respect to whole mortgage loans and loan pools that we may purchase and such loss mitigation efforts may be unsuccessful or not cost effective.

We depend on a variety of services provided by third-party service providers related to our non-Agency RMBS and whole mortgage loans and loan pools we may acquire. We rely on the mortgage servicers who service the mortgage loans backing our non-Agency RMBS to, among other things, collect principal and interest payments on the underlying mortgages and perform loss mitigation services. Our mortgage servicers and other service providers to our non-Agency RMBS, such as trustees, bond insurance providers and custodians, may not perform in a manner that promotes our interests. In addition, legislation that has been enacted or that may be enacted in order to reduce or prevent foreclosures through, among other things, loan modifications, may reduce the value of MSRs or mortgage loans backing our non-Agency RMBS, CRTs or whole mortgage loans that we may acquire. Mortgage servicers may be incentivized by the U.S. Government to pursue such loan modifications, as well as forbearance plans and other actions intended to prevent foreclosure, even if such loan modifications and other actions are not in the best interests of the beneficial owners of the mortgage loans. In addition to legislation that creates financial incentives for mortgage loan servicers to modify loans and take other actions that are intended to prevent foreclosures, legislation has also been adopted that creates a safe harbor from liability to creditors for servicers that undertake loan modifications and other actions that are intended to prevent foreclosures. Legislation has been adopted that delays the initiation or completion of foreclosure proceedings on specified types of residential mortgage loans or otherwise limits the ability of mortgage servicers to take actions that may be essential to preserve the value of the mortgage loans underlying the mortgage servicing rights. Any such limitations are likely to cause delayed or reduced collections from mortgagors and generally increase servicing costs. As a result of these legislative actions, the mortgage loan servicers on which we rely may not perform in our best interests or up to our expectations. If our third-party service providers including mortgage servicers do not perform as expected, our business, financial condition and results of operations and our ability to pay dividends to our shareholders may be materially adversely affected.

In addition, to the extent that we own the MSR related to a mortgage loan, we could be ultimately liable for any servicing infractions by a subservicer, and in certain cases, infractions related to the origination of the mortgage loans. To the extent that we or a master servicer cannot recover any such losses from the originator or subservicer, we would suffer losses, which could materially adversely affect our business, financial condition and results of operations, and our ability to pay dividends to our shareholders. Any increases in servicing costs, including as a result of an increase in the difficulty of or the costs related to loss mitigation efforts, would lower our yield on the relevant assets and could materially adversely affect our business, financial condition and results of operations, and our ability to pay dividends to our shareholders.

Further, if we purchase pools of whole mortgage loans, we may engage in our own loss mitigation efforts over and above the efforts of the mortgage servicers, including more hands-on mortgage servicer oversight and management, borrower refinancing solicitations, as well as other efforts. Our loss mitigation efforts may be unsuccessful in limiting delinquencies, defaults and losses, or may not be cost effective, which may materially adversely affect our business, financial condition and results of operations and our ability to pay dividends to our shareholders. Furthermore, our ability to accomplish such loss mitigation may be limited by the tax rules governing REITs.

We may be affected by deficiencies in foreclosure practices of third parties, as well as related delays in the foreclosure process.

Following the global financial crisis of 2008-2009, one of the biggest risks overhanging the non-Agency RMBS market has been uncertainty around the timing and ability of servicers to foreclose on defaulted loans, so that they can liquidate the underlying properties and ultimately pass the liquidation proceeds through to RMBS holders. Given the magnitude of the 2008-2009 housing crisis, and in response to the well-publicized failures of many servicers to follow proper foreclosure procedures, mortgage servicers are being held to much higher foreclosure-related documentation standards than they previously were. However, because many mortgages have been transferred and assigned multiple times (and by means of varying assignment procedures) throughout the origination, warehouse, and securitization processes, mortgage servicers have generally had much more difficulty furnishing the requisite documentation to initiate or complete foreclosures. In addition, the COVID-19 pandemic has led, and could continue to lead, to delays in the foreclosure process, both by operation of state law and by delays in the judicial system. These circumstances have led to stalled or suspended foreclosure proceedings, and ultimately additional foreclosure-related costs. Foreclosure-related delays also tend to increase ultimate loan loss severities as a result of property deterioration, amplified legal and other costs, and other factors. Many factors delaying foreclosure, such as borrower lawsuits and judicial backlog and scrutiny, are outside of a servicer's control and have delayed, and will likely continue to delay, foreclosure processing in both judicial states (where foreclosures require court involvement) and non-judicial states. The concerns about deficiencies in foreclosure practices of servicers and related delays in the foreclosure process may impact our loss assumptions and has affected and may continue to affect the values of, and our returns on, our investments in RMBS and residential whole loans.

Sellers of the mortgage loans that underlie the non-Agency RMBS in which we invest may be unable to repurchase defective mortgage loans, which could have a material adverse effect on the value of the loans held by the trust that issued the RMBS and could cause shortfalls in the payments due on the RMBS.

Sellers of mortgage loans to the trusts that issued the non-Agency RMBS in which we invest made various representations and warranties related to the mortgage loans sold by them to the trusts that issued the RMBS. If a seller fails to cure a material breach of its representations and warranties with respect to any mortgage loan in a timely manner, then the trustee or the servicer of the loans may have the right to require that the seller repurchase the defective mortgage loan (or in some cases substitute a performing mortgage loan). It is possible, however, that for financial or other reasons, the seller either may not be capable of repurchasing defective mortgage loans, or may dispute the validity of or otherwise resist its obligation to repurchase defective mortgage loans. The inability or unwillingness of a seller to repurchase defective mortgage loans from a non-Agency RMBS trust in which we invest would likely cause higher rates of delinquencies, defaults and losses for the mortgage loans backing such non-Agency RMBS, and ultimately greater losses for our investment in such non-Agency RMBS.

If we acquire and subsequently resell any whole mortgage loans, we may be required to repurchase such loans or indemnify purchasers if we breach representations and warranties.

If we acquire and subsequently resell any whole mortgage loans, we would generally be required to make customary representations and warranties about such loans to the loan purchaser. Our residential mortgage loan sale agreements and terms of any securitizations into which we sell loans will generally require us to repurchase or substitute loans in the event we breach a representation or warranty given to the loan purchaser. In addition, we may be required to repurchase loans as a result of borrower fraud or in the event of early payment default on a mortgage loan. The remedies available to a purchaser of mortgage loans are generally broader than those available to us against an originating broker or correspondent. Repurchased loans are typically worth only a fraction of the original price. Significant repurchase activity could materially adversely affect our business, financial condition and results of operations, and our ability to pay dividends to our shareholders.

We could be subject to liability for potential violations of various federal, state and local laws and regulations, including predatory lending laws, which could materially adversely affect our business, financial condition and results of operations, and our ability to pay dividends to our shareholders.

Residential mortgage loan originators and servicers are required to comply with various federal, state and local laws and regulations, including anti-predatory lending laws and laws and regulations imposing certain restrictions on requirements on high cost loans. Failure of residential mortgage loan originators or servicers to comply with these laws, to the extent any of their residential mortgage loans become part of our mortgage-related assets, could subject us, as an assignee or purchaser of the related residential mortgage loans, to monetary penalties and could result in the borrowers rescinding the affected residential mortgage loans. Lawsuits have been brought in various states making claims against assignees or purchasers of high cost loans for violations of state law. Named defendants in these cases have included numerous participants within the secondary mortgage market. If the loans are found to have been originated in violation of predatory or abusive lending laws, we could incur losses, which could materially adversely affect our business, financial condition and results of operations, and our ability to pay dividends to our shareholders.

Our real estate-related assets are subject to the risks associated with real property.

We own assets secured by real estate and may own real estate directly in the future, either through direct acquisitions or upon a default of mortgage loans. Real estate assets are subject to various risks, including:

- declines in the value of real estate, including due to declining property cash flows or rising capitalization rates;

- acts of God, including pandemics, such as the COVID-19 pandemic, earthquakes, floods, wildfires, hurricanes, mudslides, volcanic eruptions and other natural disasters, which may result in uninsured losses;

- war or geopolitical conflict or terrorism, including the consequences of terrorist attacks, such as those that occurred on September 11, 2001;

- adverse changes in national and local economic and market conditions, including those related to high unemployment, elevated inflation and high energy costs;

- changes in governmental laws and regulations, fiscal policies and zoning ordinances and the related costs of compliance with laws and regulations, fiscal policies and zoning ordinances;

- costs of remediation and liabilities associated with environmental conditions such as indoor mold;

- potential liabilities for other legal actions related to property ownership including tort claims; and

- the potential for uninsured or under-insured property losses.

The occurrence of any of the foregoing or similar events could reduce our return from an affected property or asset and, consequently, could materially adversely affect our business, financial condition and results of operations, and our ability to pay dividends to our shareholders.

We may be exposed to environmental liabilities with respect to properties in which we have an interest.

In the course of our business, we may take title to real estate, and, if we do take title, we could be subject to environmental liabilities with respect to these properties. In such a circumstance, we may be held liable to a governmental entity or to third parties for property damage, personal injury, investigation, and clean-up costs incurred by these parties in connection with environmental contamination, or may be required to investigate or clean up hazardous or toxic substances, or chemical releases at a property. The costs associated with investigation or remediation activities could be substantial. In addition, the presence of hazardous substances may adversely affect an owner's ability to sell real estate or borrow using real estate as collateral. To the extent that an owner of an underlying property becomes liable for removal costs, the ability of the owner to make debt payments may be reduced, which in turn may materially adversely affect the value of the relevant mortgage-related assets held by us.

We rely on analytical models and other data to analyze potential asset acquisition and disposition opportunities and to manage our portfolio. Such models and other data may be incorrect, misleading or incomplete, which could cause us to purchase assets that do not meet our expectations or to make asset management decisions that are not in line with our strategy.

We rely on our Manager and our Manager relies on the analytical models used by Ellington (both proprietary and third-party models) and information and data supplied by third parties. These models and data may be used to value assets or potential asset acquisitions and dispositions and also in connection with our asset management activities. If Ellington's models (including the data utilized by the models) and/or third party models or data prove to be incorrect, misleading, or incomplete, any decisions made in reliance thereon could expose us to potential risks. Our Manager's reliance on the models and data used by Ellington may induce it to purchase certain assets at prices that are too high, to sell certain other assets at prices that are too low, or to miss favorable opportunities altogether. Similarly, any hedging activities that are based on faulty models and data may prove to be unsuccessful.

Some of the risks of relying on analytical models and third-party data include the following:

- collateral cash flows and/or liability structures may be incorrectly modeled in all or only certain scenarios, or may be modeled based on simplifying assumptions that lead to errors;

- information about assets or the underlying collateral may be incorrect, incomplete, or misleading;

- asset, collateral, MBS, or CLO historical performance (such as historical prepayments, defaults, cash flows, etc.) may be incorrectly reported, or subject to interpretation (e.g., different MBS issuers may report delinquency statistics based on different definitions of what constitutes a delinquent loan); and

- asset, collateral, MBS, or CLO information may be outdated, in which case the models may contain incorrect assumptions as to what has occurred since the date information was last updated.

Some models, such as prepayment models or default models, may be predictive in nature. The use of predictive models has inherent risks. For example, such models may incorrectly forecast future behavior, leading to potential losses. In addition, the predictive models used by our Manager may differ substantially from those models used by other market participants, with the result that valuations based on these predictive models may be substantially higher or lower for certain assets than actual market prices. Furthermore, because predictive models are usually constructed based on historical data supplied by third parties, the success of relying on such models may depend heavily on the accuracy and reliability of the supplied historical data, and, in the case of predicting performance in scenarios with little or no historical precedent (such as extreme broad-based declines in home prices, deep economic recessions or depressions, or pandemics), such models must employ greater degrees of extrapolation and are therefore more speculative and of more limited reliability.

All valuation models rely on correct market data inputs. If incorrect market data is entered into even a well-founded valuation model, the resulting valuations will be incorrect. However, even if market data is input correctly, "model prices" will often differ substantially from market prices, especially for securities with complex characteristics or whose values are particularly sensitive to various factors. If our market data inputs are incorrect or our model prices differ substantially from market prices, our business, financial condition and results of operations, and our ability to pay dividends to our shareholders could be materially adversely affected.

Valuations of some of our assets are inherently uncertain, may be based on estimates, may fluctuate over short periods of time, and may differ from the values that would have been used if a ready market for these assets existed.

The values of some of the assets in our portfolio are not readily determinable. We value these assets monthly at fair value, as determined in good faith by our Manager, subject to the oversight of our Manager's valuation committee. Because such valuations are inherently uncertain, may fluctuate over short periods of time, especially during periods of elevated market volatility, and may be based on estimates, our Manager's determinations of fair value may differ from the values that would have been used if a ready market for these assets existed or from the prices at which trades occur. Furthermore, we may not obtain third party valuations for all of our assets. Changes in the fair value of our assets directly impact our net income through recording unrealized appreciation or depreciation of our investments and derivative instruments, and so our Manager's determination of fair value has a material impact on our net income.

While in many cases our Manager's determination of the fair value of our assets is based on valuations provided by third-party dealers and pricing services, our Manager can and does value assets based upon its judgment and such valuations may differ from those provided by third-party dealers and pricing services. Valuations of certain assets are often difficult to obtain or are unreliable, and certain of our credit, IO and/or CLO investments may trade infrequently and are illiquid. In general, dealers and pricing services heavily disclaim their valuations. Additionally, dealers and pricing services may claim to furnish valuations only as an accommodation and without special compensation, and so they may disclaim any and all liability for any direct, incidental, or consequential damages arising out of any inaccuracy or incompleteness in valuations, including any act of negligence or breach of any warranty. Depending on the complexity and illiquidity of an asset, valuations of the same asset can vary substantially from one dealer or pricing service to another. Higher valuations of our assets have the effect of increasing the amount of management fees we pay to our Manager. Therefore, conflicts of interest exist because our Manager is involved in the determination of the fair value of our assets.

Market-based inputs are generally the preferred source of values for purposes of measuring the fair value of our assets under U.S. GAAP. However, the markets for our investments have experienced, and could in the future experience, extreme volatility, reduced transaction volume and liquidity, and disruption as a result of certain events, such as the COVID-19 pandemic, which has made, and could in the future make, it more difficult for our Manager, and for third-party dealers and pricing services that we use, to rely on market-based inputs in connection with the valuation of our assets under U.S. GAAP. Furthermore, in determining the fair value of our assets, our Manager uses proprietary models that require the use of a significant amount of judgment and the application of various assumptions including, but not limited to, assumptions concerning future prepayment rates, interest rates, default rates and loss severities. These assumptions might be especially difficult to project accurately during periods of economic disruption. The fair value of certain of our investments may fluctuate over short periods of time, and our Manager's determinations of fair value may differ materially from the values that would have been used if a ready market for these investments existed.

Our business, financial condition and results of operations, and our ability to pay dividends to our shareholders could be materially adversely affected if our Manager's fair value determinations of these assets were materially different from the values that would exist if a ready market existed for these assets.

The lack of liquidity in our assets may materially adversely affect our business, financial condition and results of operations, and our ability to pay dividends to our shareholders.

Certain of the assets and other instruments we acquire are not publicly traded, including privately placed RMBS. As such, these assets may be subject to legal and other restrictions on resale, transfer, pledge or other disposition, or will otherwise be less liquid than publicly-traded securities. Other assets that we acquire, while publicly traded, have limited liquidity on account of their complexity, turbulent market conditions, or other factors. In addition, mortgage-related assets from time to time have experienced extended periods of illiquidity, including during times of financial stress (such as during the COVID-19 pandemic), which is often the time that liquidity is most needed. Illiquid assets typically experience greater price volatility, because a ready market does not exist, and they can be more difficult to value or sell if the need arises. In addition, if we are required to liquidate all or a portion of our portfolio quickly, we may realize significantly less than the value at which we have previously recorded our assets. We may also face other restrictions on our ability to liquidate any assets for which we or our Manager has or could be attributed with material non-public information. Furthermore, assets that are illiquid are more difficult to finance, and to the extent that we finance assets that are or become illiquid, we may lose that financing or have it reduced. If we are unable to sell our assets at favorable prices or at all, it could materially adversely affect our business, financial condition and results of operations, and our ability to pay dividends to our shareholders.

We are highly dependent on Ellington's information systems and those of third-party service providers, including mortgage servicers, and system failures could significantly disrupt our business, which could materially adversely affect our business, financial condition and results of operations, and our ability to pay dividends to our shareholders.

Our business is highly dependent on Ellington's communications and information systems and those of third-party service providers, including mortgage loan servicers. Any failure or interruption of Ellington's or certain third-party service providers' systems or cyber-attacks or security breaches of their networks or systems could cause delays or other problems in our securities trading activities, could allow unauthorized access for purposes of misappropriating assets, stealing proprietary and confidential information, corrupting data or causing operational disruption, or could prevent us from receiving distributions to which we are entitled, any of which could materially adversely affect our business, financial condition and results of operations, and our ability to pay dividends to our shareholders.

Computer malware, ransomware, viruses, and computer hacking and phishing attacks have become more prevalent in the financial services industry and may occur on Ellington's or certain third party service providers' systems in the future. We rely heavily on Ellington's financial, accounting and other data processing systems. Financial services institutions have reported breaches of their systems, some of which have been significant, and Ellington has experienced a data breach, which was not material to its or our operations. Even with all reasonable security efforts, not every breach can be prevented or even detected. It is possible that Ellington or certain third-party service providers have experienced an undetected breach, and it is likely that other financial institutions have experienced more breaches than have been detected and reported. There is no assurance that we, Ellington, or certain of the third parties that facilitate our and Ellington's business activities, have not or will not experience a breach. It is difficult to determine what, if any, negative impact may directly result from any specific interruption or cyber-attacks or security breaches of Ellington's networks or systems (or the networks or systems of certain third parties that facilitate our and Ellington's business activities) or any failure to maintain performance, reliability and security of Ellington's or certain third-party service providers' technical infrastructure, but such computer malware, ransomware, viruses, and computer hacking and phishing attacks could materially adversely affect our business, financial condition and results of operations, and our ability to pay dividends to our shareholders. Additionally, operational failures or cyber incidents relating to our third-party service providers (or their service providers), including mortgage servicers, may negatively impact in the future, our business. For example, a prominent mortgage loan servicer experienced a cyber-attack which caused it to delay payments to its counterparties; it is possible that, to the extent a similar future event occurs at one of our counterparties, funds from such counterparty could also be delayed, or not recovered at all. The number and complexity of these threats continue to increase over time and many companies in the mortgage space have recently been targeted by hackers, likely due to the personally identifiable information that these companies hold. While we collaborate with mortgage servicers and other third-party service providers to develop secure transmission capabilities and protect against operational failures and cyber-attacks, we and those third parties may not have all appropriate controls in place to protect from such failures or attacks. If a material operational failure or material breach of the information technology systems of our third-party service providers occurs, we could be required to expend significant amounts of money, be delayed in receiving funds (or not receive them at all) or have to expend significant time and resources to respond to these threats or breaches, each of which could materially adversely impact our business, financial condition and results of operations, and our ability to pay dividends to our shareholders.

Our access to financing sources may not be available on favorable terms, may be limited or completely shut off, and our lenders and derivative counterparties may require us to post additional collateral. These circumstances may materially adversely affect our business, financial condition and results of operations, and our ability to pay dividends to our shareholders.

Our ability to fund our operations, meet financial obligations, and finance targeted asset acquisitions may be impacted by an inability to secure and maintain our financing through repurchase agreements or other types of borrowings we may enter into from time to time in the future with our counterparties. Because repurchase agreements are generally short-term transactions, lenders may respond to adverse market conditions in a manner that makes it more difficult for us to renew or replace on a continuous basis our maturing short-term borrowings and have, and may continue to, impose more onerous conditions when rolling such repurchase agreements.

Our lenders are primarily large global financial institutions, with exposures both to global financial markets and to more localized conditions. In addition to borrowing from large banks, we borrow from smaller non-bank financial institutions. Whether because of a global or local financial crisis or other circumstances, such as if one or more of our lenders experiences severe financial difficulties, they or other lenders could become unwilling or unable to provide us with financing, could increase the haircut required for such financing, or could increase the costs of that financing.

Moreover, we are currently party to short-term borrowings (in the form of repurchase agreements) and there can be no assurance that we will be able to replace these borrowings, or "roll" them, as they mature on a continuous basis and it may be more difficult for us to obtain debt financing on favorable terms, or at all. If we are not able to renew our existing repurchase agreements or other types of borrowings we may enter into from time to time or arrange for new financing on terms acceptable to us, or if we default on our financial covenants, are otherwise unable to access funds under our financing arrangements, or if we are required to post more collateral or face larger haircuts, we may have to dispose of assets at significantly depressed prices and at inopportune times, which could cause significant losses, and may also force us to curtail our asset acquisition activities. Similarly, if we were to move a financing from one counterparty to another that was subject to a larger haircut we would have to repay more cash to the original counterparty than we would be able to borrow from the new counterparty. To the extent that we might be compelled to liquidate qualifying real estate assets to repay debts, our compliance with the REIT asset tests, income tests, and distribution requirements could be negatively affected, which could jeopardize our qualification as a REIT. Losing our REIT qualification would cause us to be subject to U.S. federal income tax (and any applicable state and local taxes) on all of our income and decrease profitability and cash available to pay dividends to our shareholders. Any such forced liquidations could also materially adversely affect our ability to maintain our exclusion from registration as an investment company under the Investment Company Act.

In addition, if there is a contraction in the overall availability of financing for our assets, including if the regulatory capital requirements imposed on our lenders change or our shareholders' equity decreases to levels that make us a less attractive financing counterparty, our lenders may significantly increase the cost of the financing that they provide to us, increase the amounts of collateral they require as a condition to providing us with financing, or even cease providing us with financing. Our lenders also have revised, and may continue to revise, their eligibility requirements for the types of assets that they are willing to finance or the terms of such financing arrangements, including increased haircuts and requiring additional cash collateral, based on, among other factors, the regulatory environment and their management of actual and perceived risk, particularly with respect to assignee liability.

Moreover, the amount of financing that we receive under our financing agreements will be directly related to our lenders' valuation of the financed assets subject to such agreements. Typically, the master repurchase agreements that govern our borrowings under repurchase agreements grant the lender the right to reevaluate the fair market value of the financed assets subject to such repurchase agreements at any time. If a lender determines that the net decrease in the value of the portfolio of financed assets is greater in magnitude than any applicable threshold, it will generally initiate a margin call. In such cases, a lender's valuations of the financed assets may be different than the values that we ascribe to these assets and may be influenced by recent asset sales at distressed levels by forced sellers. A valid margin call requires us to transfer cash or additional qualifying collateral to a lender or to repay a portion of the outstanding borrowings. If we were to dispute the validity of a margin call from a lender under one of our repo agreements and refuse to deliver margin collateral as a result, a lender could still send us a notice of default. In this situation, such lender will have possession of the financed assets, and might still decide to exercise its contractual remedies, despite the margin dispute. In the event of our default, our lenders or derivative counterparties can accelerate our indebtedness, terminate our derivative contracts (potentially on unfavorable terms requiring additional payments, including additional fees and costs), increase our borrowing rates, liquidate our collateral, and terminate our ability to borrow. In certain cases, a default on one repo agreement or derivative agreement (whether caused by a failure to satisfy margin calls or another event of default) can trigger "cross defaults" on other such agreements. In addition, if the market value of our derivative contracts with a derivative counterparty declines in value, we generally will be subject to a margin call by the derivative counterparty.

Significant margin calls and/or increased repo haircuts could have a material adverse effect on our results of operations, financial condition, business, liquidity, and ability to make distributions to our shareholders, and could cause the value of our common shares to decline. During March and April of 2020, we observed that many of our financing agreement counterparties assigned lower valuations to certain of our assets, resulting in us having to pay cash to satisfy margin calls, which were higher than historical levels. In addition, during March and April of 2020 we also experienced an increase in haircuts on repurchase agreements that we rolled. A sufficiently deep and/or rapid increase in margin calls or haircuts would have an adverse impact on our liquidity.

Consequently, depending on market conditions at the relevant time, we may have to rely on additional equity issuances to meet our capital and financing needs, which may be dilutive to our shareholders, or we may have to rely on less efficient forms of debt financing that consume a larger portion of our cash flow from operations, thereby reducing funds available for our operations, future business opportunities, cash distributions to our shareholders, and other purposes. We cannot assure you that we will have access to such equity or debt capital on favorable terms (including, without limitation, cost and term) at the desired times, or at all, which may cause us to curtail our asset acquisition activities and/or dispose of assets, which could materially adversely affect our business, financial condition and results of operations, and our ability to pay dividends to our shareholders, or in the worst case, cause our insolvency.

Increases in interest rates could adversely affect the value of our assets and cause our interest expense to increase, and increase the risk of default on our assets, which could result in reduced earnings or losses and negatively affect our profitability as well as the cash available for distribution to shareholders.

Our operating results will depend in large part on the difference between the income from our assets, net of credit losses, and financing costs. We anticipate that, in many cases, the income from our assets will respond more slowly to interest rate fluctuations than the cost of our borrowings. Consequently, changes in interest rates, particularly short-term interest rates, to the extent not offset by our interest rate hedges, may significantly influence our financial results.

We use leverage in executing our business strategy, which may adversely affect the return on our assets and may reduce cash available for distribution to our shareholders, as well as increase losses when economic conditions are unfavorable.

We use leverage to finance our investment activities and to enhance our financial returns. Currently, all of our leverage is in the form of short-term repos for our RMBS and CLO assets. Other forms of leverage we may use in the future include credit facilities, including term loans and revolving credit facilities.

Through the use of leverage, we may acquire positions with market exposure significantly greater than the amount of capital committed to the transaction. For example, by entering into repos with advance rates of 95%, or haircut levels of 5%, we could theoretically leverage capital allocated to Agency RMBS by an asset-to-equity ratio of as much as 20 to 1. A haircut is the percentage discount that a repo lender applies to the market value of an asset serving as collateral for a repo borrowing, for the purpose of determining whether such repo borrowing is adequately collateralized.

Although we may from time to time enter into certain contracts that may limit our leverage, such as certain financing arrangements with lenders, our governing documents do not specifically limit the amount of leverage that we may use. Leverage can enhance our potential returns but can also exacerbate losses. Even if an asset increases in value, if the asset fails to earn a return that equals or exceeds our cost of borrowing, the leverage will diminish our returns.

Leverage also increases the risk of our being forced to precipitously liquidate our assets. See "—Our access to financing sources may not be available on favorable terms, may be limited or completely shut off, and our lenders and derivative counterparties may require us to post additional collateral. These circumstances may materially adversely affect our business, financial condition and results of operations, and our ability to pay dividends to our shareholders."

Our rights under repo agreements are subject to the effects of the bankruptcy laws in the event of the bankruptcy or insolvency of us or our lenders.

In the event of our insolvency or bankruptcy, certain repurchase agreements may qualify for special treatment under the U.S. Bankruptcy Code, the effect of which, among other things, would be to allow the lender to avoid the automatic stay provisions of the U.S. Bankruptcy Code and to foreclose on and/or liquidate the collateral pledged under such agreements without delay. In the event of the insolvency or bankruptcy of a lender during the term of a repo agreement, the lender may be permitted, under applicable insolvency laws, to repudiate the contract, and our claim against the lender for damages may be treated simply as an unsecured claim. In addition, if the lender is a broker or dealer subject to the Securities Investor Protection Act of 1970, or an insured depository institution subject to the Federal Deposit Insurance Act, our ability to exercise our rights to recover our securities under a repo agreement or to be compensated for any damages resulting from the lenders' insolvency may be further limited by those statutes. These claims would be subject to significant delay and costs to us and, if and when received, may be substantially less than the damages we actually incur.

Hedging against interest rate changes and other risks could materially adversely affect our business, financial condition and results of operations and our ability to pay dividends to our shareholders.

Subject to maintaining our qualification as a REIT and exclusion from registration as an investment company under the Investment Company Act, we may pursue various hedging strategies to seek to reduce our exposure to adverse changes in interest rates and, to a lesser extent, credit risk. Our hedging activity is expected to vary in scope based on the level and volatility of interest rates, the types of liabilities and assets held and other changing market conditions. Hedging may fail to protect or could adversely affect us because, among other things:

- interest rate hedging can be expensive, particularly during periods of rising and volatile interest rates;

- available interest rate hedges may not correspond directly with the interest rate risk for which protection is sought;

- the duration of the hedge may not match the duration of the related assets or liabilities being hedged;

- many hedges are structured as over-the-counter contracts with counterparties whose creditworthiness is not guaranteed, raising the possibility that the hedging counterparty may default on their obligations;

- to the extent that the creditworthiness of a hedging counterparty deteriorates, it may be difficult or impossible to terminate or assign any hedging transactions with such counterparty to another counterparty;

- to the extent hedging transactions do not satisfy certain provisions of the Code and are not made through a TRS, the amount of income that a REIT may earn from hedging transactions to offset interest rate losses is limited by U.S. federal tax provisions governing REITs;

- the value of derivatives used for hedging may be adjusted from time to time in accordance with accounting rules to reflect changes in fair value. Downward adjustments, or "mark-to-market losses," would reduce our earnings and our shareholders' equity;

- we may fail to correctly assess the degree of correlation between the performance of the instruments used in the hedging strategy and the performance of the assets in the portfolio being hedged;

- our Manager may fail to recalculate, re-adjust, and execute hedges in an efficient and timely manner; and

- the hedging transactions may actually result in poorer overall performance for us than if we had not engaged in the hedging transactions.

Although we do not intend to operate our non-Agency RMBS investment strategy on a credit-hedged basis in general, we may from time to time opportunistically enter into short positions using credit default swaps to protect against adverse credit events with respect to our non-Agency RMBS, provided that our ability to do so may be limited in order to maintain our qualification as a REIT and maintain our exclusion from registration as an investment company under the Investment Company Act.

For these and other reasons, our hedging activity could materially adversely affect our business, financial condition and results of operations, our ability to pay dividends to our shareholders, and our ability to maintain our qualification as a REIT.

Hedging instruments and other derivatives, including some credit default swaps, may not, in many cases, be traded on exchanges, or may not be guaranteed or regulated by any U.S. or foreign governmental authority and involve risks and costs that could result in material losses.

Hedging instruments and other derivatives, including certain types of credit default swaps, involve risk because they may not, in many cases, be traded on exchanges and may not be guaranteed or regulated by any U.S. or foreign governmental authorities. Consequently, for these instruments there may be less stringent requirements with respect to record keeping and compliance with applicable statutory and commodity and other regulatory requirements and, depending on the identity of the counterparty, applicable international requirements. Our Manager is not restricted from dealing with any particular counterparty or from concentrating any or all of its transactions with one counterparty. Furthermore, our Manager has only a limited internal credit function to evaluate the creditworthiness of its counterparties, mainly relying on its experience with such counterparties and their general reputation as participants in these markets. Under the terms of many of our hedging transaction contracts, the business failure of a hedging counterparty with whom we enter into a hedging transaction will most likely result in a default under the agreement governing the hedging arrangement. Default by a party with whom we enter into a hedging transaction may result in losses and may force us to re-initiate similar hedges with other counterparties at the then-prevailing market levels. Generally, we will seek to reserve the right to terminate our hedging transactions upon a counterparty's insolvency, but absent an actual insolvency, we may not be able to terminate a hedging transaction without the consent of the hedging counterparty, and we may not be able to assign or otherwise dispose of a hedging transaction to another counterparty without the consent of both the original hedging counterparty and the potential assignee. If we terminate a hedging transaction, we may not be able to enter into a replacement contract in order to cover our risk. There can be no assurance that a liquid secondary market will exist for hedging instruments purchased or sold, and therefore we may be required to maintain any hedging position until exercise or expiration, which could materially adversely affect our business, financial condition and results of operations, and our ability to pay dividends to our shareholders.

In addition, some portion of our hedges are cleared through a central counterparty clearinghouse, or "CCP," which we access through a futures commission merchant, or "FCM." If an FCM that holds our cleared derivatives account were to become insolvent, the CCP will make an effort to move our futures and swap positions to an alternate FCM, though it is possible that no alternate FCM could be found to accept our positions, which could result in a total cancellation of our positions in the account; in such a case, if we wished to reinstate such hedging positions, we would have to re-initiate such positions with an alternate FCM. In the event of the insolvency of an FCM that holds our cleared over-the-counter derivatives, the rules of the CCP require that its direct members submit bids to take over the portfolio of the FCM, and would further require the CCP to move our existing positions and related margin to an alternate FCM. If this were to occur, we believe that our risk of loss would be limited to the excess equity in the account at the insolvent FCM due to the "legally segregated, operationally commingled" treatment of client assets under the rules governing FCMs in respect of cleared over-the-counter derivatives. In addition, in the case of both futures and cleared over-the-counter derivatives, there could be knock-on effects of our FCM's insolvency, such as the failure of co-customers of the FCM or other FCMs of the same CCP. In such cases, there could be a shortfall in the funds available to the CCP due to such additional insolvencies and/or exhaustion of the CCP's guaranty fund that could lead to total loss of our positions in the FCM account. Finally, we face a risk of loss (including total cancellation) of positions in the account in the event of fraud by our FCM or other FCMs of the CCP, where ordinary course remedies would not apply.

The U.S. Commodity Futures Trading Commission, or "CFTC," and certain commodity exchanges have established limits referred to as speculative position limits or position limits on the maximum net long or net short position which any person or group of persons may hold or control in particular futures and options. Limits on trading in options contracts also have been established by the various options exchanges. It is possible that trading decisions may have to be modified and that positions held may have to be liquidated in order to avoid exceeding such limits. Such modification or liquidation, if required, could materially adversely affect our business, financial condition and results of operations and our ability to pay dividends to our shareholders.

Our use of derivatives may expose us to counterparty risk.

We have entered into interest rate swaps and other derivatives that have not been cleared by a CCP. If a derivative counterparty cannot perform under the terms of the derivative contract, we would not receive payments due under that agreement, we may lose any unrealized gain associated with the derivative, and the hedged liability would cease to be hedged by such instrument. If a derivative counterparty becomes insolvent or files for bankruptcy, we may also be at risk for any collateral we have pledged to such counterparty to secure our obligations under derivative contracts, and we may incur significant costs in attempting to recover such collateral.

We engage in short selling transactions, which may subject us to additional risks.

Many of our hedging transactions, and occasionally our investment transactions, are short sales. Short selling may involve selling securities that are not owned and typically borrowing the same securities for delivery to the purchaser, with an obligation to repurchase the borrowed securities at a later date. Short selling allows the investor to profit from declines in market prices to the extent such declines exceed the transaction costs and the costs of borrowing the securities. A short sale may create the risk of an unlimited loss, in that the price of the underlying security might theoretically increase without limit, thus increasing the cost of repurchasing the securities. There can be no assurance that securities sold short will be available for repurchase or borrowing. Repurchasing securities to close out a short position can itself cause the price of the securities to rise further, thereby exacerbating the loss, which could materially adversely affect our business, financial condition and results of operations, and our ability to pay dividends to our shareholders.

We may change our investment strategy, investment guidelines, hedging strategy, and asset allocation, operational, and management policies without notice or shareholder consent, which could materially adversely affect our business, financial condition and results of operations, and our ability to pay dividends to our shareholders. In addition, our declaration of trust provides that our Board of Trustees may authorize us to revoke or otherwise terminate our REIT election without the approval of our shareholders.

We may change our investment strategy, investment guidelines, hedging strategy, and asset allocation, operational, and management policies at any time without notice to or consent from our shareholders. As a result, the types or mix of assets, liabilities, or hedging transactions in our portfolio may be different from, and possibly riskier than, the types or mix of assets, liabilities, and hedging transactions that we have historically held, or that are otherwise described in this report. A change in our strategy may increase our exposure to real estate values, interest rates, and other factors. Changes in our investment strategy may also affect our ability to qualify as a REIT, or cause us to determine that it is not in the best interests of our company and our shareholders for us to continue to qualify as a REIT. Our Board of Trustees determines our investment guidelines and our operational policies, and may amend or revise our policies, including those with respect to our acquisitions, growth, operations, indebtedness, capitalization, and dividends or approve transactions that deviate from these policies without a vote of, or notice to, our shareholders. For example, we recently began investing in corporate CLOs with the approval of our Board of Trustees and without any notice or consent from our shareholders.

Our declaration of trust provides that our Board of Trustees may authorize us to revoke or otherwise terminate our REIT election, without the approval of our shareholders, if it determines that it is no longer in our best interests to qualify as a REIT. These changes could materially adversely affect our business, financial condition and results of operations and our ability to pay dividends to our shareholders. Any such change may increase our exposure to the risks described herein or expose us to new risks that are not currently contemplated.

We operate in a highly competitive market.

Our profitability depends, in large part, on our ability to acquire targeted assets at favorable prices. We compete with a number of entities when acquiring our targeted assets, including other mortgage REITs, financial companies, public and private funds, commercial and investment banks and residential and commercial finance companies. We may also compete with (i) the Federal Reserve and the U.S. Treasury to the extent they purchase assets in our targeted asset classes and (ii) companies that partner with and/or receive financing from the U.S. Government or consumer bank deposits. Many of our competitors are substantially larger and have considerably more favorable access to capital and other resources than we do. Furthermore, new companies with significant amounts of capital have been formed or have raised additional capital, and may continue to be formed and raise additional capital in the future, and these companies may have objectives that overlap with ours, which may create competition for assets we wish to acquire. Some competitors may have a lower cost of funds and access to funding sources that are not available to us, such as funding from the U.S. Government. In addition, some of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of assets to acquire or pay higher prices than we can. We also may have different operating constraints from those of our competitors including, among others, (i) tax-driven constraints such as those arising from our qualification as a REIT, (ii) restraints imposed on us by our attempt to comply with certain exclusions from the definition of an "investment company" or other exemptions under the Investment Company Act and (iii) restraints and additional costs arising from our status as a public company. Furthermore, competition for assets in our targeted asset classes may lead to the price of such assets increasing, which may further limit our ability to generate desired returns. The competitive pressures we face could materially adversely affect our business, financial condition and results of operations, and our ability to pay dividends to our shareholders.

An increase in interest rates may cause a decrease in the issuance volumes of certain of our targeted assets, which could adversely affect our ability to acquire targeted assets that satisfy our investment objectives and to generate income and pay dividends.

Rising interest rates generally reduce the demand for mortgage loans due to the higher cost of borrowing. A reduction in the volume of mortgage loans originated may affect the volume of targeted assets available to us, which could adversely affect our ability to acquire assets that satisfy our investment objectives. If rising interest rates cause us to be unable to acquire a sufficient volume of our targeted assets with a yield that is above our borrowing cost, our ability to satisfy our investment objectives and to generate income and pay dividends to our shareholders may be materially and adversely affected.

Lack of diversification in the number of assets we acquire would increase our dependence on relatively few individual assets.

Our management objectives and policies do not place a limit on the amount of capital used to support, or the exposure to (by any other measure), any individual asset or any group of assets with similar characteristics or risks. As a result, our portfolio may be concentrated in a small number of assets or may be otherwise undiversified, increasing the risk of loss and the magnitude of potential losses to us and our shareholders if one or more of these assets perform poorly.

For example, the properties underlying our portfolio of mortgage-related assets may at times be concentrated in certain sectors that are subject to higher risk of foreclosure, or may be concentrated in a limited number of geographic locations, and our investments may be concentrated in certain of our targeted asset classes such that they are substantial relative to our total equity. To the extent that our portfolio is concentrated in any one region or type of security, downturns or other significant events or developments relating generally to such region or type of security, such as natural disasters, may result in defaults on a number of our assets within a short time period, which may materially adversely affect our business, financial condition and results of operations, and our ability to pay dividends to our shareholders.

Our ability to pay dividends will depend on our operating results, our financial condition and other factors, and we may not be able to pay dividends at a fixed rate or at all under certain circumstances.

We intend to pay dividends to our shareholders in amounts such that we distribute all or substantially all of each year's taxable income (subject to certain adjustments). This distribution policy will enable us to avoid being subject to U.S. federal income tax on our REIT taxable income that we distribute to our shareholders. However, our ability to pay dividends will depend on our earnings, our financial condition and such other factors as our Board of Trustees may deem relevant from time to time. We will declare and pay dividends only to the extent approved by our Board of Trustees.

Investments in second lien mortgage loans could subject us to increased risk of losses.

We may invest in second-lien mortgage loans or RMBS backed by such loans. If a borrower defaults on a second lien mortgage loan or on its senior debt (i.e., a first-lien loan, in the case of a residential mortgage loan), or in the event of a borrower bankruptcy, such loan will be satisfied only after all senior debt is paid in full. As a result, if we directly or indirectly invest in second-lien mortgage loans and the underlying borrower defaults, we may lose all or a significant part of our investment.

We may invest in securities in the developing CRT sector that are subject to mortgage credit risk.

We may invest in credit risk transfer securities, or "CRTs." CRTs are designed to transfer a portion of the mortgage credit risk of a pool of insured or guaranteed mortgage loans from the insurer or guarantor of such loans to CRT investors. In a CRT transaction, interest and/or principal of the CRT is written off following certain credit events, such as delinquencies, defaults, and/or realized losses, on the underlying mortgage pool. To date, the vast majority of CRTs consist of risk sharing transactions issued by the GSEs, namely Fannie Mae's Connecticut Avenue Securities program, or "CAS," and Freddie Mac's Structured Agency Credit Risk program, or "STACR." These securities have historically been unsecured and subject to the credit risk of the underlying mortgage pool. In the future, Fannie Mae and Freddie Mac may issue CRTs with a variety of other structures.

Risks Related to our CLO Investments

Our investments in corporate CLOs involve certain risks.

Investments in corporate CLO securities involve certain risks. Corporate CLOs are generally backed by a pool of corporate loans or similar corporate credit-related assets that serve as collateral. We and other investors in CLO securities ultimately bear the credit risk of the underlying collateral. Most CLOs are issued in multiple tranches, offering investors various maturity and credit risk characteristics, often categorized as senior, mezzanine and subordinated/equity according to their relative seniority and degree of risk. If the relevant collateral defaults or otherwise underperforms, payments to the more senior tranches of such securitizations take precedence over those of more junior tranches, such as mezzanine debt and equity tranches, which are the focus of our investment strategy. CLOs present risks similar to those of other types of credit investments, including credit, interest rate and prepayment risks.

The corporate loans that underlie our CLO investments may become nonperforming or impaired for a variety of reasons. Nonperforming or impaired loans may require substantial workout negotiations or restructurings that may result in significant delays in repayment, a significant reduction in the interest rate, and/or a significant write-down of the principal of the loan. A wide range of factors could adversely affect the ability of an underlying corporate borrower to make interest or other payments on its loan. The corporate issuers of the loans or securities underlying our CLO investments may be subject to an increased risk of default depending on certain micro- or macro-economic conditions, such as economic recessions, heightened interest rates and/or inflation, and other conditions. Such defaults and losses, especially those in excess of the market's or our expectations, would have a negative impact on the fair value of our CLO investments, and reduce the cash flows that we receive from our CLO investments, which could materially adversely affect our business, financial condition and results of operations, and our ability to pay dividends to our shareholders.

In addition, if a CLO in which we invest experiences an event of default as a result of failure to make a payment when due, erosion of the underlying collateral, or for other reasons, the CLO would be subject to the possibility of liquidation. In such cases, the risks are heightened that the collateral underlying the CLO may not be able to be readily liquidated, or that when liquidated, the resulting proceeds would be insufficient to redeem the CLO mezzanine debt and equity tranches that are the focus of our investment strategy. CLO equity tranches often suffer a loss of all of their value in these circumstances, which could materially adversely affect our business, financial condition and results of operations, and our ability to pay dividends to our shareholders. Furthermore, following an event of default by a CLO, the holders of CLO mezzanine debt and equity tranches typically have limited rights regarding decisions made with respect to the underlying collateral, with the result that such decisions might favor the more senior tranches of the CLO.

The underlying assets held by the CLOs in which we invest generally have lower credit ratings and are subject to significant credit risk.

The assets underlying our CLO investments are generally rated for creditworthiness by one or more nationally recognized statistical ratings organizations ("NRSROs"), including Moody's, Standard and Poor's, and Fitch. These assets generally consist of lower-rated first lien corporate loans, although certain CLO structures may also allow for limited exposure to other asset classes including unsecured loans, second lien loans, or corporate bonds.

Corporate issuers of lower-rated debt securities may be highly leveraged and may not have available to them more traditional methods of financing. During economic downturns or sustained periods of rising interest rates, issuers of lower-rated debt securities may be likely to experience financial stress, especially if such issuers are highly leveraged. In such periods, the market for lower-rated debt securities could be severely disrupted, adversely affecting the value of such securities, which could materially adversely affect our business, financial condition and results of operations, and our ability to pay dividends to our shareholders. The risk of loss for lower-rated debt securities is also magnified to the extent that such securities are unsecured or subordinated to more senior creditors. Lower-rated debt securities generally have limited liquidity and limited secondary market support.

Second lien loans are secured by liens on the collateral securing the loan that are subordinated to the liens of at least one other class of obligations of the related obligor. Thus, the ability of the second lien debtholders to exercise remedies after a second lien loan becomes a defaulted obligation is subordinated to, and limited by, the rights of the senior creditors holding such other classes of obligations. In many circumstances, the second lien debtholders may be prevented from foreclosing on the collateral securing a second lien loan until the related first lien loan is paid in full. Moreover, any amounts that might be realized as a result of collection efforts or in connection with a bankruptcy or insolvency proceeding involving a second lien loan must generally be turned over to the first lien secured lender until the first lien secured lender has realized the full value of its own claims. In addition, certain second lien loans contain provisions requiring the related lien to be released in certain circumstances. These lien and payment obligation subordination provisions may materially and adversely affect the ability of the second lien debtholders to realize value from second lien loans.

In the event of a bankruptcy or insolvency of an issuer of a loan or of an underlying asset held by a CLO in which we invest, a court or other governmental entity may determine that the related claims held by such CLO are not valid, or are subject to significant modification. In addition, any payments previously received by such CLO could be subject to avoidance as a "preference" if made within a certain period of time (which may be as long as one year under U.S. Federal bankruptcy law or even longer under state laws) before insolvency.

The underlying assets in a CLO in which we are invested may be subject to various laws for the protection of debtors in other jurisdictions, including the jurisdiction of incorporation of the issuer or borrower of such underlying assets and, if different, the jurisdiction from which it conducts business and in which it holds assets, any of which may adversely affect such issuer's or borrower's ability to make, or a creditor's ability to enforce, payment in full, on a timely basis or at all. These insolvency considerations will differ depending on the jurisdiction in which an issuer or borrower or the related underlying assets are located and may differ depending on the legal status of the issuer or borrower.

Our CLO investments are exposed to changes in interest rates.

Even though we expect that most of our CLO mezzanine debt investments will have floating rate coupons, these and other of our CLO investments are still exposed to interest rate risk. There can be significant mismatches between the timing and frequency of coupon resets on the floating rate CLO debt tranches and the underlying floating rate corporate loans, and furthermore some of the underlying corporate loans may bear fixed coupon rates. When interest rates are low but increasing, variations between interest rate floors on the CLO debt tranches and the underlying corporate loans can reduce the amount of excess interest available for payment to the CLO debt and equity tranches. This reduction in excess interest could adversely impact our CLO equity cashflows and valuations, which could materially adversely affect our business, financial condition and results of operations, and our ability to pay dividends to our shareholders.

Our corporate CLO investments may include "middle market" and/or "covenant-lite" loans.

The underlying collateral of the corporate CLO securities in which we invest may include loans to smaller companies, or "middle market" loans, which may carry more inherent risks than loans to larger, publicly traded entities. Compared to larger companies, these middle-market companies tend to have more limited access to capital, weaker financial positions, narrower product lines, and tend to be more vulnerable to competitors' actions and market conditions, as well as to general economic downturns. As a result, the securities issued by CLOs that hold significant investments in middle-market loans are generally considered riskier than securities issued by CLOs that primarily invest in broadly syndicated loans.

In addition, "covenant-lite" loans may comprise a significant portion of the underlying collateral of the CLOs in which we invest. Generally, covenant-lite loans provide the obligor with more freedom to take actions that could negatively impact their lenders because the obligor's covenants are incurrence-based and not maintenance-based, which means that they are only tested and can only be breached following an affirmative action of the borrower, rather than by a deterioration in the borrower's financial condition. At times, covenant-lite loans have represented a significant majority of the market. To the extent that the corporate CLO securities in which we invest hold covenant-lite loans, we may have a greater risk of loss on such investments as compared to investments in CLOs holding loans with more robust covenants.

The CLOs in which we invest are subject to risks associated with loan participations.

The CLOs in which we invest may acquire interests in corporate loans indirectly, by way of participations. In a participation, the underlying debt obligation remains with the institution that has sold us the participation, which typically results in a contractual relationship only with such selling institution, and not with the corporate obligor directly. As a result, the holder of a participation assumes the credit risk of both the obligor and the selling institution, and may only have limited rights to influence any decisions made by the selling institution in connection with the underlying debt obligation.

Our investments in the primary corporate CLO market involve certain additional risks.

Between the pricing date and the closing date of a corporate CLO, the collateral manager generally purchases additional assets for the CLO. During this period, the price and availability of these assets may be adversely affected by a number of market factors, including price volatility and availability of investments suitable for the CLO, which could hamper the ability of the collateral manager to acquire a portfolio of assets that will satisfy specified concentration limitations and allow the CLO to reach the target initial principal amount of collateral prior to the effective date. An inability or delay in reaching the target initial principal amount of collateral may adversely affect the timing and amount of payments received by the holders of CLO mezzanine debt securities and equity securities and could result in early redemptions which could cause significant principal losses on the CLO mezzanine debt and equity securities, which could materially adversely affect our business, financial condition and results of operations, and our ability to pay dividends to our shareholders.

We and our investments are subject to prepayment and reinvestment risk.

As part of the ordinary management of its portfolio, a CLO will typically generate cash flow from asset repayments and sales that is reinvested into substitute assets, subject to compliance with its investment tests and certain other conditions. If the CLO collateral manager causes the CLO to purchase substitute assets at a lower yield than those initially acquired, the excess interest-related cash flow available for distribution to the CLO equity tranches would decline. In addition, prepayment rates of the assets underlying a CLO are driven by a number of factors, including changing interest rates and other factors that are beyond our control. Furthermore, in most CLO transactions, CLO debt investors are subject to the risk that the holders of a majority of the equity tranche can direct a call or refinancing of a CLO, causing such CLO's outstanding CLO debt securities to be repaid at par earlier than expected. This and other factors can cause considerable uncertainty in the average lives of the CLO tranches in which we invest.

Our portfolio of corporate CLO investments may lack diversification, which may subject us to a risk of significant loss if one or more of these corporate CLOs experience a high level of defaults on collateral.

Because we do not have fixed guidelines for diversification, we do not have any limitations on the ability to invest in any one CLO, and our investments may be concentrated in relatively few CLOs, CLOs that have similar risk profiles (including by being concentrated in a limited number of industries), CLOs where there is an overlap of underlying corporate issuers or CLOs that are managed by the same collateral manager. The overlap of underlying corporate issuers is often more prevalent across CLOs of the same year of origination, as well as across CLOs managed by the same asset manager or collateral manager.

To the extent that our CLO investments are less diversified, we are susceptible to a greater risk of loss if one or more of the CLOs in which we are invested performs poorly, or in the event a CLO collateral manager were to fail, experience the loss of key employees or sell its business. To the extent we invest in CLOs that have a high level of overlap of underlying corporate obligors, there is a greater likelihood of experiencing multiple defaults in our CLO portfolio, which could materially adversely affect our business, financial condition and results of operations, and our ability to pay dividends to our shareholders.

Failure by a CLO to satisfy certain tests, including as a result of loan defaults and/or negative loan ratings migration, may place pressure on the performance of our investments in such CLO.

The failure by a CLO in which we invest to satisfy certain tests, including with respect to adequate collateralization and/or interest coverage, would generally lead to a reduction in the payments made to holders of its mezzanine debt and equity tranches. In a typical corporate CLO, nonperforming assets, or performing assets rated "CCC+" or lower (or their equivalent) in excess of applicable limits, typically do not receive full par credit for purposes of calculation of the CLO's overcollateralization tests. As a result, if an asset were to default, or an asset's credit rating were to decrease to a lower credit rating level, also known as "negative rating migration," it could cause a CLO to move out of compliance with some or all of its overcollateralization tests. CLOs are also generally subject to interest coverage tests, under each of which the interest income generated by the underlying assets is compared to the interest owed to a given CLO tranche and all tranches more senior to it. To the extent that any overcollateralization tests or interest coverage tests are breached, cash flows could be diverted away from the CLO mezzanine debt and equity tranches in favor of the more senior CLO debt tranches until and unless such breaches are cured, which could materially adversely affect our business, financial condition and results of operations, and our ability to pay dividends to our shareholders.

Our CLO debt investments are subject to credit rating changes.

Our investments in CLO debt tranches are subject to credit rating upgrades or downgrades by the NRSROs. Ratings downgrades on our CLO debt investments may result in our investments being viewed as riskier than they were previously thought to be. This perception of increased riskiness resulting from a downgrade can result in adverse impacts to the market value and liquidity of our CLO debt investments, as well as reduce the availability or increase the cost of repo financing for our CLO debt investments.

CLO investments involve complex documentation.

CLOs are often governed by a complex series of legal documents and contracts. As a result, the risk of dispute over the interpretation or enforceability of the documentation may be higher relative to other types of investments. Further, the complex structure of a particular security may not be fully understood at the time of investment and may produce disputes with the issuer or unexpected investment results, which could materially adversely affect our business, financial condition and results of operations, and our ability to pay dividends to our shareholders.

We are dependent on the collateral managers of the corporate CLOs in which we invest, and those corporate CLOs are generally not registered under the Investment Company Act.

We invest in CLO securities issued by CLOs that are managed by collateral managers unaffiliated with us, and we are dependent on the skill and expertise of such managers. While the actions of the CLO collateral managers may significantly affect the return on our investments, we typically do not have any direct contractual relationship with these collateral managers.

While we also rely on these collateral managers to act in the best interests of the CLOs in which we invest, there can be no assurance that such collateral managers will do so. Moreover, such collateral managers are subject to fiduciary duties owed to other classes of notes besides those in which we invest, and they may have other incentives to manage the CLO portfolios in a manner that disadvantages the particular classes of notes in which we are invested. Furthermore, since the CLO issuer often provides an indemnity to its collateral manager, the CLO tranches we hold may ultimately bear the burden of any legal claims brought against the collateral manager, including any legal claims brought by us.

In addition, the CLOs in which we invest are generally not registered as investment companies under the Investment Company Act. As investors in these CLOs, we are not afforded the protections that shareholders in an investment company registered under the Investment Company Act would have.

We may only have limited information regarding the underlying assets held by the CLOs in which we invest, and collateral managers may not identify or report issues relating to the underlying assets on a timely basis (or at all) to enable us to take appropriate measures to manage our risks. Further, none of the information contained in certain monthly reports nor any other financial information furnished to us as an investor in a corporate CLO is audited and or reviewed, nor is an opinion expressed, by an independent public accountant.

Collateral managers are subject to removal or replacement by other holders of CLO securities without our consent and may also voluntarily resign as collateral manager or assign their role as collateral manager to another entity. The removal, replacement, resignation, or assignment of any particular CLO manager's role could adversely affect the returns on the CLO securities in which we invest, which could materially adversely affect our business, financial condition and results of operations, and our ability to pay dividends to our shareholders.

Our CLO investments often have limited liquidity.

We expect to focus our CLO investment activity in mezzanine debt and equity tranches, which have less liquidity than many other securities, including as a result of lower trading volumes, transfer restrictions, and their bespoke nature. This illiquidity results in price volatility and can make it more difficult to value or sell these securities if the need arises, which could require us to realize a greater loss if we are ever required to liquidate such assets, which could materially adversely affect our business, financial condition and results of operations, and our ability to pay dividends to our shareholders.

The CLOs in which we invest incur significant operating expenses.

The CLOs in which we invest incur significant operating expenses, including but not limited to collateral management fees, administrative expenses, and other operating expenses. As the most subordinated tranche, the CLO equity tranche typically bears the primary burden of these expenses, although such expenses can also be borne by mezzanine debt tranches to the extent that the CLO equity tranche suffers a total principal loss.

We and our corporate CLO investments are subject to risks associated with non-U.S. investing, including in some cases foreign currency risk.

While we invest primarily in CLOs that hold underlying U.S. assets, we may also invest in corporate CLOs that hold non-U.S. assets, and we expect that many of the CLO issuers in which we invest will be domiciled outside the United States. Investing directly or indirectly in non-U.S. issuers may expose us to additional risks, including political and social instability, expropriation, imposition of foreign taxes, less developed bankruptcy laws, difficulty in enforcing contractual obligations, lack of uniform accounting and auditing standards, currency fluctuations and greater price volatility. Further, we, and the CLOs in which we invest, may have difficulty enforcing creditor's rights in foreign jurisdictions.

A portion of our CLO investments (and the income and gains received by us in respect of such investments) may be denominated in currencies other than the U.S. dollar. Accordingly, changes in foreign currency exchange rates may materially adversely affect the value of these investments.

Our investments in corporate CLOs may result in our recognizing taxable income prior to receiving cash distributions related to such income.

The tax implications of the corporate CLOs in which we invest are complex and, in some circumstances, unclear. In particular, we may recognize taxable income on certain of our CLO investments without the concurrent receipt of cash.

CLOs in which we invest could become subject to U.S. federal income tax or withholding requirements.

The CLO issuers in which we invest will generally operate pursuant to investment guidelines intended to ensure that the CLO is not treated for U.S. federal income tax purposes as engaged in a U.S. trade or business. If a CLO issuer fails to comply with the investment guidelines, or if the Internal Revenue Service otherwise successfully asserts that the CLO should be treated as engaged in a U.S. trade or business, such CLO could be subject to U.S. federal income tax, which could reduce the amount available to distribute to mezzanine debt and equity holders in such CLO, including us.

The U.S. Foreign Account Tax Compliance Act provisions of the Code impose a withholding tax of 30% on certain U.S. source periodic payments, including interest and dividends, to certain non-U.S. entities, including certain non-U.S. financial institutions and investment funds, unless such non-U.S. entity complies with certain reporting requirements regarding its U.S. account holders and its U.S. owners. Most CLOs in which we invest will be treated as non-U.S. financial entities for this purpose, and therefore will be required to comply with these reporting requirements to avoid the 30% withholding. If a CLO in which we invest fails to properly comply with these reporting requirements, certain payments received by such CLO may be subject to the 30% withholding tax, which could reduce the amount available to distribute to equity and mezzanine debt holders in such CLO, including us.

Our manager has significant latitude in determining the types of assets we acquire, and there is no specific prohibition in our investment strategy, investment guidelines and/or the REIT qualification requirements against investing in corporate CLOs or other corporate investments.

To maintain our qualification as a REIT and avoid being treated as an investment company under the Investment Company Act, we are subject to various requirements and tests that impose limits on our investment strategy. However, neither the broad investment guidelines in our management agreement, the REIT qualification requirements, nor the Investment Company Act impose any specific limits on, or prohibitions against, investing our capital in corporate CLOs or other corporate investments. Under the terms of our management agreement, our Manager has significant latitude within our broad investment guidelines in determining the types of assets it may acquire. Our Board of Trustees generally does not review individual acquisitions, dispositions, or many other management decisions. That said, our investments in CLOs generally will not be qualifying assets for purposes of the REIT 75% asset test and generally will not produce qualifying income for purposes of the REIT 75% gross income test. As a result, maintaining our qualification as a REIT will require that we limit the size of our CLO investment portfolio, and our Manager may, in the course of investing in CLO investments, utilize certain capital structures and subsidiary structures that give it more flexibility under the relevant REIT tests and Investment Company Act tests. If our Manager were to allocate a materially greater amount of our investment capital to CLOs, it may be necessary or advisable for us, with the approval of our Board of Trustees, to revoke or otherwise terminate our REIT election.

Risks Related to our Relationship with our Manager and Ellington

We are dependent on our Manager and certain key personnel of Ellington that are provided to us through our Manager and may not find a suitable replacement if our Manager terminates the management agreement or such key personnel are no longer available to us.

We do not have any employees of our own. Our officers are employees of Ellington or one or more of its affiliates. We have no separate facilities and are completely reliant on our Manager, which has significant discretion as to the implementation of our operating policies and execution of our business strategies and risk management practices. We also depend on our Manager's access to the professionals of Ellington as well as information and deal flow generated by Ellington. The employees of Ellington identify, evaluate, negotiate, structure, close, and monitor our portfolio. The departure of any of the senior officers of our Manager, or of a significant number of investment professionals of Ellington or the inability of such personnel to perform their duties due to acts of God, pandemics such as the COVID-19 pandemic, war or other geopolitical conflict, terrorism, elevated inflation, high energy costs, social unrest, or civil disturbances, could have a material adverse effect on our ability to achieve our objectives. We can offer no assurance that our Manager will remain our manager or that we will continue to have access to our Manager's senior management. We are subject to the risk that our Manager will terminate the management agreement or that we may deem it necessary to terminate the management agreement or prevent certain individuals from performing services for us and that no suitable replacement will be found to manage us.

The management fees payable to our Manager are payable regardless of the performance of our portfolio, which may reduce our Manager's incentive to devote the time and effort to seeking profitable opportunities for our portfolio.

We pay our Manager management fees, which may be substantial, based on our shareholders' equity (as defined in the management agreement) regardless of the performance of our portfolio. The management fee takes into account the net issuance proceeds of both common and preferred share offerings. Our Manager's entitlement to non-performance-based compensation might reduce its incentive to devote the time and effort of its professionals to seeking profitable opportunities for our portfolio, which could result in a lower performance of our portfolio and could materially adversely affect our business, financial condition and results of operations, and our ability to pay dividends to our shareholders.

Our Board of Trustees has approved very broad investment guidelines for our Manager and will not approve each decision made by our Manager to acquire, dispose of, or otherwise manage an asset.

Our Manager is authorized to follow very broad guidelines in pursuing our strategy. While our Board of Trustees periodically reviews our guidelines and our portfolio and asset-management decisions, including our decision to begin making CLO investments, it generally does not review all of our proposed acquisitions, dispositions, and other management decisions. In addition, in conducting periodic reviews, our Board of Trustees relies primarily on information provided to them by our Manager. Furthermore, our Manager may arrange for us to use complex strategies or to enter into complex transactions that may be difficult or impossible to unwind by the time they are reviewed by our Board of Trustees. Our Manager has great latitude within the broad guidelines in determining the types of assets it may decide are proper for us to acquire and other decisions with respect to the management of those assets subject to our maintaining our qualification as a REIT. Poor decisions could materially adversely affect our business, financial condition and results of operations, and our ability to pay dividends to our shareholders.

We compete with Ellington's other accounts for access to Ellington and for opportunities to acquire assets.

Ellington has sponsored and/or currently manages accounts with a focus that overlaps with our investment focus, and expects to continue to do so in the future. Ellington is not restricted in any way from sponsoring or accepting capital from new accounts, even for investing in asset classes or strategies that are similar to, or overlapping with, our asset classes or strategies. Therefore, we compete for access to the benefits that our relationship with our Manager and Ellington provides us. For the same reasons, the personnel of Ellington and our Manager may be unable to dedicate a substantial portion of their time to managing our assets.

Further, to the extent that our targeted assets are also targeted assets of other Ellington accounts, we will compete with those accounts for opportunities to acquire assets. Ellington has no duty to allocate such opportunities in a manner that preferentially favors us. Ellington makes available to us all opportunities to acquire assets that it determines, in its reasonable and good faith judgment, based on our objectives, policies and strategies, and other relevant factors, are appropriate for us in accordance with Ellington's written investment allocation policy, it being understood that we might not participate in each such opportunity, but will on an overall basis equitably participate with Ellington's other accounts in all such opportunities.

Since many of our targeted assets are typically available only in specified quantities and are also targeted assets for other Ellington accounts, Ellington often is not able to buy as much of any asset or group of assets as would be required to satisfy the needs of all of Ellington's accounts. In these cases, Ellington's investment allocation procedures and policies typically allocate such assets to multiple accounts in proportion to their needs and available capital. As part of these policies, accounts that are in a "start-up" or "ramp-up" phase may get allocations above their proportion of available capital, which could work to our disadvantage, particularly because there are no limitations surrounding Ellington's ability to create new accounts. In addition, the policies permit departure from proportional allocations under certain circumstances, for example when such allocation would result in an inefficiently small amount of the security or assets being purchased for an account, which may also result in our not participating in certain allocations.

There are conflicts of interest in our relationships with our Manager and Ellington, which could result in decisions that are not in the best interests of our shareholders.

We are subject to conflicts of interest arising out of our relationship with Ellington and our Manager. Currently, all of our executive officers, and two of our trustees, are employees of Ellington or one or more of its affiliates. As a result, our Manager and our officers may have conflicts between their duties to us and their duties to, and interests in, Ellington or our Manager. For example, Mr. Penn, our President and Chief Executive Officer and one of our trustees, also serves as the President and Chief Executive Officer of, and as a member of the Board of Directors of, Ellington Financial Inc., and Vice Chairman and Chief Operating Officer of Ellington. Mr. Vranos, our Co-Chief Investment Officer and one of our trustees, also serves as the Co-Chief Investment Officer of Ellington Financial Inc., and Chairman of Ellington. Mr. Tecotzky, our Co-Chief Investment Officer, also serves as the Co-Chief Investment Officer of Ellington Financial Inc., and as Vice Chairman - Co-Head of Credit Strategies of Ellington. Mr. Smernoff, our Chief Financial Officer, also serves as the Chief Accounting Officer of Ellington Financial Inc. Mr. Herlihy, our Chief Operating Officer, also serves as the Chief Financial Officer of Ellington Financial Inc., and as a Managing Director of Ellington.

We may acquire or sell assets in which Ellington or its affiliates have or may have an interest. Similarly, Ellington or its affiliates may acquire or sell assets in which we have or may have an interest. Although such acquisitions or dispositions may present conflicts of interest, we nonetheless may pursue and consummate such transactions. Additionally, we may engage in transactions directly with Ellington or its affiliates, including the purchase and sale of all or a portion of a portfolio asset.

Acquisitions made for entities with similar objectives may be different from those made on our behalf. Ellington may have economic interests in, or other relationships with, others in whose obligations or securities we may acquire. In particular, such persons may make and/or hold an investment in securities that we acquire that may be pari passu, senior, or junior in ranking to our interest in the securities or in which partners, security holders, officers, directors, agents, or employees of such persons serve on boards of directors or otherwise have ongoing relationships. Each of such ownership and other relationships may result in securities laws restrictions on transactions in such securities and otherwise create conflicts of interest. In such instances, Ellington may, in its sole discretion, make recommendations and decisions regarding such securities for other entities that may be the same as or different from those made with respect to such securities and may take actions (or omit to take actions) in the context of these other economic interests or relationships the consequences of which may be adverse to our interests.

In deciding whether to issue additional debt or equity securities, we will rely in part on recommendations made by our Manager. While such decisions are subject to the approval of our Board of Trustees, two of our trustees are also Ellington employees. Because our Manager earns management fees that are based on the total amount of our equity capital, our Manager may have an incentive to recommend that we issue additional equity securities. See below for further discussion of the adverse impact future debt or equity offerings could have on our common shares. Future offerings of debt securities, which would rank senior to our common shares upon liquidation, and future offerings of equity securities which would dilute the common share holdings of our existing shareholders and may be senior to our common shares for the purposes of dividend and liquidating distributions, may adversely affect the market price of our common shares.

The officers of our Manager and its affiliates devote as much time to us as our Manager deems appropriate; however, these officers may have conflicts in allocating their time and services among us and Ellington and its affiliates' accounts. During turbulent conditions in the mortgage industry, distress in the credit markets or other times when we will need focused support and assistance from our Manager and Ellington employees, other entities that Ellington advises or manages will likewise require greater focus and attention, placing our Manager and Ellington's resources in high demand. In such situations, we may not receive the necessary support and assistance we require or would otherwise receive if we were internally managed or if Ellington or its affiliates did not act as a manager for other entities.

We, directly or through Ellington, may obtain confidential information about the companies or securities in which we have invested or may invest. If we do possess confidential information about such companies or securities, there may be restrictions on our ability to dispose of, increase the amount of, or otherwise take action with respect to the securities of such companies. Our Manager's and Ellington's management of other accounts could create a conflict of interest to the extent our Manager or Ellington is aware of material non-public information concerning potential investment decisions. We have implemented compliance procedures and practices designed to ensure that investment decisions are not made while in possession of material non-public information. We cannot assure you, however, that these procedures and practices will be effective. In addition, this conflict and these procedures and practices may limit the freedom of our Manager to make potentially profitable investments, which could have an adverse effect on our operations. These limitations imposed by access to confidential information could materially adversely affect our business, financial condition and results of operations, and our ability to pay dividends to our shareholders.

The management agreement with our Manager was not negotiated on an arm's-length basis and may not be as favorable to us as if it had been negotiated with an unaffiliated third party and may be costly and difficult to terminate.

Our management agreement with our Manager was negotiated between related parties, and its terms, including fees payable, may not be as favorable to us as if it had been negotiated with an unaffiliated third party. Various potential and actual conflicts of interest may arise from the activities of Ellington and its affiliates by virtue of the fact that our Manager is controlled by Ellington.

Termination of our management agreement without cause, including termination for poor performance or non-renewal, is subject to several conditions which may make such a termination difficult and costly. The management agreement has a current term that expires on September 24, 2024, and will be automatically renewed for successive one-year terms thereafter unless notice of non-renewal is delivered by either party to the other party at least 180 days prior to the expiration of the then current term. The management agreement provides that it may be terminated by us based on performance upon the affirmative vote of at least two-thirds of our Board of Trustees, or by a vote of the holders of at least a majority of our outstanding common shares, based either upon unsatisfactory performance by our Manager that is materially detrimental to us or upon a determination by our independent trustees that the management fees payable to our Manager are not fair, subject to our Manager's right to prevent such a fee-based termination by accepting a mutually acceptable reduction of management fees. In the event we terminate the management agreement as discussed above or elect not to renew the management agreement, we will be required to pay our Manager a termination fee equal to 5% of our shareholders' equity as of the month-end preceding the date of the notice of termination or non-renewal. These provisions will increase the effective cost to us of terminating the management agreement, thereby adversely affecting our ability to terminate our Manager without cause.

Pursuant to the management agreement, our Manager will not assume any responsibility other than to render the services called for thereunder and will not be responsible for any action of our Board of Trustees in following or declining to follow its advice or recommendations. Under the terms of the management agreement, our Manager, Ellington, and their affiliates and each of their officers, directors, trustees, members, shareholders, partners, managers, investment and risk management committee members, employees, agents, successors and assigns, will not be liable to us for acts or omissions performed in accordance with and pursuant to the management agreement, except because of acts constituting bad faith, willful misconduct, gross negligence, fraud or reckless disregard of their duties under the management agreement. In addition, we will indemnify our Manager, Ellington, and their affiliates and each of their officers, directors, trustees, members, shareholders, partners, managers, investment and risk management committee members, employees, agents, successors and assigns, with respect to all expenses, losses, damages, liabilities, demands, charges and claims arising from acts of our Manager not constituting bad faith, willful misconduct, gross negligence, fraud or material breach or reckless disregard of duties, performed in good faith in accordance with and pursuant to the management agreement.

Our Manager's failure to identify and acquire assets that meet our asset criteria or perform its responsibilities under the management agreement could materially adversely affect our business, financial condition and results of operations, our ability to pay dividends to our shareholders, and our ability to maintain our qualification as a REIT.

Our ability to achieve our objectives depends on our Manager's ability to identify and acquire assets that meet our asset criteria. Accomplishing our objectives is largely a function of our Manager's structuring of our investment process, our access to financing on acceptable terms, and general market conditions. Our shareholders do not have input into our investment decisions. All of these factors increase the uncertainty, and thus the risk, of investing in our common shares. The senior management team of our Manager has substantial responsibilities under the management agreement. In order to implement certain strategies, our Manager may need to hire, train, supervise, and manage new employees successfully. Any failure to manage our future growth effectively could materially adversely effect our business, financial condition and results of operations, our ability to pay dividends to our shareholders and our ability to maintain our qualification as a REIT.

If our Manager ceases to be our Manager or one or more of our Manager's key personnel ceases to provide services to us, our lenders and our derivative counterparties may cease doing business with us.

If our Manager ceases to be our Manager, including upon the non-renewal of our management agreement, or if one or more of our Manager's key personnel cease to provide services for us, it could constitute an event of default or early termination event under many of our repo financing and derivative hedging agreements, upon which the relevant counterparties would have the right to terminate their agreements with us. If our Manager ceases to be our Manager for any reason, including upon the non-renewal of our management agreement and we are unable to obtain or renew financing or enter into or maintain derivative transactions, it could materially adversely affect our business, financial condition and results of operations, and our ability to pay dividends to our shareholders.

We do not own the Ellington brand or trademark, but may use the brand and trademark as well as our logo pursuant to the terms of a license granted by Ellington.

Ellington has licensed the "Ellington" brand, trademark, and logo to us for so long as our Manager or another affiliate of Ellington continues to act as our manager. We do not own the brand, trademark, or logo that we will use in our business and may be unable to protect this intellectual property against infringement from third parties. Ellington retains the right to continue using the "Ellington" brand and trademark. We will further be unable to preclude Ellington from licensing or transferring the ownership of the "Ellington" brand and trademark to third parties, some of whom may compete against us. Consequently, we will be unable to prevent any damage to goodwill that may occur as a result of the activities of Ellington or others. Furthermore, in the event our Manager or another affiliate of Ellington ceases to act as our manager, or in the event Ellington terminates the license, we will be required to change our name and trademark. Any of these events could disrupt our recognition in the marketplace, damage any goodwill we may have generated, and otherwise harm our business. Finally, the license is a domestic license in the United States only and does not give us any right to use the "Ellington" brand, trademark, and logo overseas even though we expect to use the brand, trademark, and logo overseas. Our use of the "Ellington" brand, trademark and logo overseas will therefore be unlicensed and could expose us to a claim of infringement.

Risks Related to Our Common Shares

Our shareholders may not receive dividends or dividends may not grow over time.

The declaration, amount, nature, and payment of any future dividends on our common shares are at the sole discretion of our Board of Trustees. Under Maryland law, cash dividends on capital stock may only be paid if, after payment, the corporation will be able to pay its debts as they become due in the ordinary course of business; and the corporation's assets will be greater than its liabilities, plus, unless the charter permits otherwise, the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights on dissolution are superior to those receiving the distribution. Further, even if we are permitted to pay a dividend under Maryland law, we may not have sufficient cash to pay dividends on our common shares. In addition, in order to preserve our liquidity, our Board of Trustees may not declare a dividend at all or declare all or any portion of a dividend to be payable in stock, may delay the record date or payment date for any previously declared, but unpaid, dividend, convert a previously declared, but unpaid, cash dividend on our common shares to a dividend paid partially or completely in common shares, or even revoke a declared, but unpaid, dividend.

Our ability to pay dividends may be impaired if any of the risks described in this Annual Report on Form 10-K, or any of our other periodic or current reports filed with the SEC, were to occur. In addition, payment of dividends depends upon our earnings, liquidity, financial condition, the REIT distribution requirements, our financial covenants, and other factors that our Board of Trustees may deem relevant from time to time. We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings or other capital will be available to us in an amount sufficient to enable us to make distributions on our common shares, to pay our indebtedness, or to fund other liquidity needs. Our Board of Trustees will continue to assess the dividend rate on our common shares on an ongoing basis, as market conditions and our financial position continue to evolve. Our Board of Trustees is under no obligation to declare any dividend distribution. We cannot assure you that we will achieve results that will allow us to pay a specified level of dividends or to increase dividends from one period to the next.

An increase in interest rates may have an adverse effect on the market price of our common shares and our ability to pay dividends to our shareholders.

One of the factors that investors may consider in deciding whether to buy or sell our common shares is our dividend rate (or expected future dividend rate) as a percentage of our common share price, relative to market interest rates. If market interest rates continue to increase or do not decline from their current levels, prospective investors may demand a higher dividend rate on our common shares or seek alternative investments paying higher dividends or interest. We cannot assure you that we will achieve results that will allow us to increase our dividend rate in response to market interest rate increases. As a result, interest rate fluctuations and capital market conditions can affect the market price of our common shares independent of the effects such conditions may have on our portfolio. For instance, if interest rates rise without an increase in our dividend rate, the market price of our common shares could decrease because potential investors may require a higher dividend yield on our common shares as market rates on interest-bearing instruments such as bonds rise. In addition, to the extent we have variable rate debt, such as our repo financing, rising interest rates would result in increased interest expense on this variable rate debt, thereby adversely affecting our cash flow and our ability to service our indebtedness and pay dividends to our shareholders.

Investing in our common shares involves a high degree of risk.

The assets we purchase in accordance with our objectives may result in a higher amount of risk than other alternative asset acquisition options. The assets we acquire may be highly speculative and aggressive and may be subject to a variety of risks, including credit risk, prepayment risk, interest rate risk, and market risk. As a result, an investment in our common shares may not be suitable for investors with lower risk tolerance.

Risks Related to Our Organization and Structure

Maintenance of our exclusion from registration as an investment company under the Investment Company Act imposes significant limitations on our operations. If we were required to register as an investment company under the Investment Company Act, we would be subject to the restrictions imposed by the Investment Company Act, which would require us to make material changes to our strategy.

We have conducted and intend to continue to conduct our operations so that neither we nor any of our subsidiaries are required to register as an investment company under the Investment Company Act. Both we and our Operating Partnership are organized as holding companies and conduct our business primarily through wholly-owned subsidiaries of our Operating Partnership. Investments in subsidiaries that rely on the exclusions from the definition of investment company under 3(c)(1) or 3(c)(7) of the Investment Company Act are considered investment securities for the purposes of the 40% Test. Therefore, our Operating Partnership's investments in its 3(c)(7) subsidiaries and its other investment securities cannot exceed 40% of the value of our Operating Partnership's total assets (excluding U.S. government securities and cash) on an unconsolidated basis. This requirement limits the types of businesses in which we may engage and the assets we may hold. Certain of our Operating Partnership's subsidiaries rely on the exclusion provided by Section 3(c)(5)(C) of the Investment Company Act. Section 3(c)(5)(C) of the Investment Company Act is designed for entities "primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate." This exclusion generally requires that at least 55% of the entity's assets on an unconsolidated basis consist of qualifying real estate assets and at least 80% of the entity's assets on an unconsolidated basis consist of qualifying real estate assets or real estate-related assets. These requirements limit the assets those subsidiaries can own and the timing of sales and purchases of those assets.

To classify the assets held by our subsidiaries as qualifying real estate assets or real estate-related assets, we rely on no-action letters and other guidance published by the SEC staff regarding those kinds of assets, as well as upon our analyses (in consultation with outside counsel) of guidance published with respect to other types of assets. There can be no assurance that the laws and regulations governing the Investment Company Act status of companies similar to ours, or the guidance from the SEC staff regarding the treatment of assets as qualifying real estate assets or real estate-related assets, will not change in a manner that adversely affects our operations. In fact, in August 2011, the SEC published a concept release in which it asked for comments on this exclusion from registration. To the extent that the SEC staff provides more specific guidance regarding any of the matters bearing upon our exclusion from the definition of an investment company under the Investment Company Act, we may be required to adjust our strategy accordingly. Any additional guidance from the SEC staff could further inhibit our ability to pursue the strategies that we have chosen. Furthermore, although we monitor the assets of our subsidiaries regularly, there can be no assurance that our subsidiaries will be able to maintain their exclusion from registration. Any of the foregoing could require us to adjust our strategy, which could limit our ability to make certain investments or require us to sell assets in a manner, at a price or at a time that we otherwise would not have chosen. This could negatively affect the value of our common shares, the sustainability of our business model, and our ability to pay dividends to our shareholders. If we were required to register as an investment company under the Investment Company Act, we would be subject to the restrictions imposed by the Investment Company Act, which would require us to make material changes to our strategy that could have a materially adverse effect on our business, financial condition, and results of operations.

The ownership limits in our declaration of trust may discourage a takeover or business combination that may have benefited our shareholders.

To assist us in qualifying as a REIT, among other purposes, our declaration of trust restricts the beneficial or constructive ownership of our shares by any person to no more than 9.8% in value or in number of shares, whichever is more restrictive, of the outstanding shares of any class or series of our shares. This and other restrictions on ownership and transfer of our shares contained in our declaration of trust may discourage a change of control of us and may deter individuals or entities from making tender offers for our common shares on terms that might be financially attractive to you or which may cause a change in our management. In addition to deterring potential transactions that may be favorable to our shareholders, these provisions may also decrease your ability to sell our common shares.

Our shareholders' ability to control our operations is severely limited.

Our Board of Trustees has approval rights with respect to our major strategies, including our strategies regarding investments, financing, growth, debt capitalization, REIT qualification and distributions. Our Board of Trustees may amend or revise these and other strategies without a vote of our shareholders.

Certain provisions of Maryland law could inhibit a change in our control.

Certain provisions of the Maryland General Corporation Law, or the "MGCL," applicable to a Maryland real estate investment trust may have the effect of inhibiting a third party from making a proposal to acquire us or of impeding a change in our control under circumstances that otherwise could provide the holders of our common shares with the opportunity to realize a premium over the then prevailing market price of such shares. We are subject to the "business combination" provisions of the MGCL that, subject to limitations, prohibit certain business combinations between us and an "interested shareholder" (defined generally as any person who beneficially owns 10% or more of our then outstanding voting shares or an affiliate or associate of ours who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of our then outstanding voting shares) or an affiliate thereof for five years after the most recent date on which the shareholder becomes an interested shareholder and, thereafter, imposes minimum price or supermajority shareholder voting requirements on these combinations. These provisions of the MGCL do not apply, however, to business combinations that are approved or exempted by the board of trustees of a real estate investment trust prior to the time that the interested shareholder becomes an interested shareholder. Pursuant to the statute, our Board of Trustees has by resolution exempted business combinations between us and any other person, provided that the business combination is first approved by our Board of Trustees, including a majority of our trustees who are not affiliates or associates of such person. This resolution, however, may be altered or repealed in whole or in part at any time. If this resolution is repealed, or our Board of Trustees does not otherwise approve a business combination, this statute may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer.

The "control share" provisions of the MGCL provide that holders of "control shares" of a Maryland real estate investment trust (defined as shares which, when aggregated with all other shares controlled by the shareholder, entitle the shareholder to exercise one of three increasing ranges of voting power in the election of trustees) acquired in a "control share acquisition" (defined as the acquisition of "control shares," subject to certain exceptions) have no voting rights with respect to the control shares except to the extent approved by the Maryland real estate investment trust's shareholders by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding votes entitled to be cast by the acquirer of control shares, its officers and its trustees who are also employees of the Maryland real estate investment trust. Our bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of our shares. There can be no assurance that this provision will not be amended or eliminated at any time in the future.

The "unsolicited takeover" provisions of the MGCL permit our Board of Trustees, without shareholder approval and regardless of what is currently provided in our declaration of trust or bylaws, to implement certain provisions. These provisions may have the effect of inhibiting a third party from making an acquisition proposal for us or of delaying, deferring or preventing a change in our control under circumstances that otherwise could provide the holders of our common shares with the opportunity to realize a premium over the then current market price.

Our authorized but unissued common and preferred shares may prevent a change in our control.

Our declaration of trust authorizes us to issue additional authorized but unissued common shares and preferred shares. In addition, our Board of Trustees may, without shareholder approval, approve amendments to our declaration of trust to increase the aggregate number of our authorized shares or the number of shares of any class or series that we have authority to issue and may classify or reclassify any unissued common shares or preferred shares and may set the preferences, rights and other terms of the classified or reclassified shares. As a result, among other things, our Board of Trustees may establish a class or series of common shares or preferred shares that could delay or prevent a transaction or a change in our control that might involve a premium price for our common shares or otherwise be in the best interests of our shareholders.

Our rights and the rights of our shareholders to take action against our trustees and officers or against our Manager or Ellington are limited, which could limit your recourse in the event actions are taken that are not in your best interests.

Our declaration of trust limits the liability of our present and former trustees and officers to us and our shareholders for money damages to the maximum extent permitted under Maryland law. Under current Maryland law, our present and former trustees and officers will not have any liability to us or our shareholders for money damages other than liability resulting from:

- actual receipt of an improper benefit or profit in money, property or services; or
- active and deliberate dishonesty by the trustee or officer that was established by a final judgment and is material to the cause of action.

Our declaration of trust authorizes us to indemnify our present and former trustees and officers for actions taken by them in those and other capacities to the maximum extent permitted by Maryland law. Our bylaws require us to indemnify each present and former trustee or officer, to the maximum extent permitted by Maryland law, in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service to us as a trustee or officer or in certain other capacities. In addition, we may be obligated to pay or reimburse the expenses incurred by our present and former trustees and officers without requiring a preliminary determination of their ultimate entitlement to indemnification.

As a result, we and our shareholders may have more limited rights against our present and former trustees and officers than might otherwise exist absent the current provisions in our declaration of trust and bylaws or that might exist with other companies, which could limit your recourse in the event of actions not in your best interest.

Our declaration of trust contains provisions that make removal of our trustees difficult, which could make it difficult for our shareholders to effect changes to our management.

Our declaration of trust provides that, subject to the rights of holders of any series of preferred shares, a trustee may be removed only for "cause" (as defined in our declaration of trust), and then only by the affirmative vote of at least two-thirds of the votes entitled to be cast generally in the election of trustees. Vacancies generally may be filled only by a majority of the remaining trustees in office, even if less than a quorum, for the full term of the class of trustees in which the vacancy occurred. These requirements make it more difficult to change our management by removing and replacing trustees and may prevent a change in our control that is in the best interests of our shareholders.

Our declaration of trust generally does not permit ownership in excess of 9.8% of any class or series of our shares of beneficial interest, and attempts to acquire our shares in excess of the share ownership limits will be ineffective unless an exemption is granted by our Board of Trustees.

Our declaration of trust generally prohibits beneficial or constructive ownership by any person of more than 9.8% in value or by number of shares, whichever is more restrictive, of any class or series of our outstanding shares and contains certain other limitations on the ownership and transfer of our shares. Our Board of Trustees, in its sole discretion, may grant an exemption to certain of these prohibitions, subject to certain conditions and receipt by our board of certain representations and undertakings. Our Board of Trustees may from time to time increase this ownership limit for one or more persons and may increase or decrease such limit for all other persons. Any decrease in the ownership limit generally applicable to all shareholders will not be effective for any person whose percentage ownership of our shares is in excess of such decreased ownership limit until such time as such person's percentage ownership of our shares equals or falls below such decreased ownership limit, but any further acquisition of our shares in excess of such decreased ownership limit will be in violation of the decreased ownership limit. Our Board of Trustees may not increase the ownership limit (whether for one person or all shareholders) if such increase would allow five or fewer individuals to beneficially own more than 49.9% in value of our outstanding shares.

Our declaration of trust's constructive ownership rules are complex and may cause the outstanding shares owned by a group of related individuals or entities to be deemed to be constructively owned by one individual or entity. As a result, the acquisition of less than 9.8% of the outstanding shares of any class or series by an individual or entity could cause that individual or entity to own constructively in excess of 9.8% of the outstanding shares of such class or series and thus violate the ownership limit or other restrictions on ownership and transfer of our shares. Any attempt to own or transfer our common shares or preferred shares (if and when issued) in excess of such ownership limit without the consent of our board of trustees or in a manner that would cause us to be "closely held" under Section 856(h) of the Code (without regard to whether the shares are held during the last half of a taxable year) or otherwise fail to qualify as a REIT will result in the shares being automatically transferred to a trustee for a charitable trust or, if the transfer to the charitable trust is not automatically effective to prevent a violation of the share ownership limits or the restrictions on ownership and transfer of our shares, any such transfer of our shares will be void ab initio. Further, any transfer of our shares that would result in our shares being beneficially owned by fewer than 100 persons will be void ab initio.

U.S. Federal Income Tax Risks

Your investment has various U.S. federal, state, and local income tax risks.

We strongly urge you to consult your own tax advisor concerning the effects of U.S. federal, state, and local income tax law on an investment in our common shares and on your individual tax situation.

Our failure to maintain our qualification as a REIT would subject us to U.S. federal, state and local income taxes, which could adversely affect the value of our common shares and could substantially reduce the cash available for distribution to our shareholders.

We believe that we have been organized in conformity with, and have operated in a manner that has enabled us to meet, the requirements for qualification as a REIT under the Code; however, we cannot assure you that we will remain qualified as a REIT.

The U.S. federal income tax laws governing REITs are complex, and interpretations of the U.S. federal income tax laws governing qualification as a REIT are limited. Qualifying as a REIT requires us to meet various tests regarding the nature of our assets, our income and our earnings and profits, or "E&P" (calculated pursuant to Code Sections 316 and 857(d) and the regulations thereunder), the ownership of our outstanding shares, and the amount of our distributions on an ongoing basis. Our ability to satisfy the REIT asset tests depends upon the characterization and fair market values of our assets, some of which are not precisely determinable, and for which we may not obtain independent appraisals. Our compliance with the REIT asset and income tests and the accuracy of our tax reporting to shareholders also depend upon our ability to successfully manage the calculation and composition of our gross and net taxable income, our E&P and our assets on an ongoing basis. Even a technical or inadvertent mistake could jeopardize our REIT status. Although we believe we have operated in the past and currently operate so as to maintain our qualification as a REIT, given the complex nature of the rules governing REITs, the ongoing importance of factual determinations, including the potential tax treatment of the investments we make, and the possibility of future changes in our circumstances, no assurance can be given that our actual results of operations for any particular taxable year will satisfy such requirements.

If we fail to maintain our qualification as a REIT in any calendar year, and do not qualify for certain statutory relief provisions, we would be required to pay U.S. federal income tax (and any applicable state and local taxes) on our taxable income at regular corporate rates, and dividends paid to our shareholders would not be deductible by us in computing our taxable income (although such dividends received by certain non-corporate U.S. taxpayers generally would be subject to a preferential rate of taxation). Further, if we fail to maintain our qualification as a REIT, we might need to borrow money or sell assets in order to pay any resulting tax. Our payment of income tax would decrease the amount of our income available for distribution to our shareholders. Furthermore, if we fail to maintain our qualification as a REIT, we no longer would be required under U.S. federal tax laws to distribute substantially all of our REIT taxable income to our shareholders. Unless our failure to maintain our qualification as a REIT was subject to relief under the U.S. federal tax laws, we could not re-elect to qualify as a REIT until the fifth calendar year following the year in which we failed to qualify.

Complying with REIT requirements may cause us to forego or liquidate otherwise attractive investments.

To maintain our qualification as a REIT, we must continually satisfy various tests regarding the sources of our income, the nature and diversification of our assets, the amounts we distribute to our shareholders and the ownership of our shares of beneficial interest. In order to meet these tests, we may be required to forego investments we might otherwise make. We may be required to pay dividends to shareholders at disadvantageous times or when we do not have funds readily available for distribution, and may be unable to pursue investments that would be otherwise advantageous to us in order to satisfy the source of income or asset diversification requirements for qualifying as a REIT. Thus, compliance with the REIT requirements may hinder our investment performance.

In particular, we must ensure that at the end of each calendar quarter, we satisfy the REIT 75% asset test, which requires that at least 75% of the value of our total assets consist of cash, cash items, government securities and qualified REIT real estate assets, including RMBS. The remainder of our investment in securities (other than government securities and qualified REIT real estate assets) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of our total assets (other than government securities, TRS securities and qualified REIT real estate assets) can consist of the securities of any one issuer, and no more than 20% of the value of our total assets can be represented by securities of one or more TRSs. Generally, if we fail to comply with these requirements at the end of any calendar quarter, we must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing our REIT qualification and becoming subject to U.S. federal income tax and any applicable state and local taxes on all of our taxable income.

In addition, we must also ensure that each taxable year we satisfy the REIT 75% and 95% gross income tests, which require that, in general, 75% of our gross income come from certain real estate-related sources and 95% of our gross income consist of gross income that qualifies for the REIT 75% gross income test or certain other passive income sources. As a result of the requirement that we satisfy both the REIT 75% asset test and the REIT 75% and 95% gross income tests, we may be required to liquidate from our portfolio otherwise attractive investments or contribute such investments to a TRS, in which event they would be subject to regular corporate U.S. federal, state and local taxes assuming that the TRS is organized in the United States. These actions could have the effect of reducing our income and amounts available for distribution to our shareholders. Generally, if we fail to comply with the income requirements at the end of any calendar year, we will lose our REIT qualification and may be subject to U.S. federal income tax and any applicable state and local taxes on all of our taxable income.

Failure to make required distributions would subject us to tax, which would reduce the cash available for distribution to our shareholders.

To maintain our qualification as a REIT, we must distribute to our shareholders each calendar year at least 90% of our REIT taxable income (including certain items of non-cash income), determined excluding any net capital gains and without regard to the deduction for dividends paid. Distributions of our taxable income must generally occur in the taxable year to which they relate, or in the following taxable year if declared before we timely file our tax return for the year and if paid with or before the first regular dividend payment after such declaration. To the extent that we satisfy the REIT 90% distribution requirement, but distribute less than 100% of our taxable income, we will be subject to U.S. federal corporate income tax (and any applicable state and local taxes) on our undistributed income. In addition, we will incur a 4% nondeductible excise tax on the amount, if any, by which our distributions in any calendar year are less than the sum of:

• 85% of our REIT ordinary income for that year;

• 95% of our REIT capital gain net income for that year; and

• any undistributed taxable income from prior years.

We intend to distribute our taxable income to our shareholders in a manner that would satisfy the REIT 90% distribution requirement and to avoid the corporate income tax. These distributions will limit our ability to retain earnings and thereby replenish or increase capital from operations. However, there is no requirement that TRSs distribute their after-tax net income to their parent REIT.

Our taxable income may substantially exceed our net income as determined based on GAAP, because, for example, realized capital losses will be deducted in determining our GAAP net income, but may not be deductible in computing our taxable income. We have made an election under Section 475(f) of the Code to mark our securities to market, which may cause us to recognize taxable gains for a taxable year with respect to such securities without the receipt of any cash corresponding to such gains. Additionally, E&P in any foreign TRS are taxable to us, regardless of whether such earnings are distributed. However, overall losses in our TRSs will not reduce our taxable income, and will generally not provide any benefit to us, except for being carried forward against future TRS taxable income in the case of a domestic TRS. Also, our ability, or the ability of our subsidiaries, to deduct interest may be limited under Section 163(j) of the Code. In addition, we may invest in assets that generate taxable income in excess of economic income or in advance of the corresponding cash flow from the assets. As a result of the foregoing, we may generate less cash flow than taxable income in a particular year. To the extent that we generate such non-cash taxable income in a taxable year or have limitations on our deductions, we may incur corporate income tax and the 4% nondeductible excise tax on that income if we do not distribute such income to shareholders in that year. In that event, we may be required to use cash reserves, incur debt, sell assets, make taxable distributions of our shares or debt securities or liquidate non-cash assets at rates, at terms or at times that we regard as unfavorable, in order to satisfy the distribution requirement and to avoid corporate income tax and the 4% nondeductible excise tax in that year.

Conversely, from time to time, we may generate taxable income less than our income for financial reporting purposes due to GAAP and tax accounting differences or, as mentioned above, the timing between the recognition of taxable income and the actual receipt of cash. In such circumstances we may make distributions according to our business plan that are within our wherewithal from an economic or cash management perspective, but that are labeled as return of capital for tax reporting purposes, as they are in excess of taxable income in that period. Utilizing net operating loss or net capital loss carryforwards may allow us to reduce our required distributions to shareholders or our income tax liability, which would allow us to retain future taxable income as capital. However, if we choose to nonetheless make distributions according to our business plan or if we do not generate sufficient taxable income of the appropriate tax character, such net operating loss or net capital loss carryforwards may not be fully utilized. To the extent that our net operating loss or net capital loss carryforwards expire unutilized, we may not fully realize the benefit of these tax attributes which could lead to higher annual distribution requirements or tax liabilities.

Determination of our REIT taxable income and of our E&P involves the application of highly technical and complex Code provisions for which only limited judicial and administrative authorities exist. If the IRS disagrees with our determination, it could affect our satisfaction of the distribution requirement. Under certain circumstances, we may be able to correct a failure to meet the distribution requirement for a year by paying "deficiency dividends" to our shareholders in a later year. We may include such deficiency dividends in our deduction for dividends paid for the earlier year. Although we may be able to avoid income tax on amounts distributed as deficiency dividends, we will be required to pay interest and a penalty to the IRS based upon the amount of any deduction we take for deficiency dividends.

Even if we maintain our qualification as a REIT, we may face other tax liabilities that reduce our cash flows.

Even if we qualify for taxation as a REIT, we may be subject to certain U.S. federal, state and local taxes on our income and assets, including taxes on any undistributed income, tax on income from some activities conducted as a result of a foreclosure, and state or local income, property and transfer taxes. In addition, any domestic TRSs we form will be subject to regular corporate U.S. federal, state and local taxes. Any of these taxes would decrease cash available for distributions to shareholders.

The failure of RMBS subject to a repurchase agreement to qualify as real estate assets would adversely affect our ability to maintain our qualification as a REIT.

We have entered into repurchase agreements under which we nominally sell certain of our RMBS to a counterparty and simultaneously enter into an agreement to repurchase the sold assets. We believe that, for U.S. federal income tax purposes, these transactions will be treated as secured debt and we will be treated as the tax owner of the RMBS that are the subject of any such repurchase agreement, notwithstanding that such agreements may transfer record ownership of such assets to the counterparty during the term of the agreement. It is possible, however, that the IRS could successfully assert that we do not own the RMBS during the term of the repurchase agreement, in which case we could fail to maintain our qualification as a REIT.

Uncertainty exists with respect to the treatment of our TBAs for purposes of the REIT asset and income tests.

We purchase and sell Agency RMBS through TBAs and recognize income or gains from the disposition of those TBAs, through dollar roll transactions or otherwise, and may continue to do so in the future. While there is no direct authority with respect to the qualification of TBAs as real estate assets or U.S. Government securities for purposes of the REIT 75% asset test or the qualification of income or gains from dispositions of TBAs as gains from the sale of real property or other qualifying income for purposes of the REIT 75% gross income test, we treat the GAAP value of our TBAs under which we contract to purchase to-be-announced Agency RMBS ("long TBAs") as qualifying assets for purposes of the REIT 75% asset test, and we treat income and gains from our long TBAs as qualifying income for purposes of the REIT 75% gross income test, based on an opinion of Hunton Andrews Kurth LLP substantially to the effect that (i) for purposes of the REIT asset tests, our ownership of a long TBA should be treated as ownership of real estate assets, and (ii) for purposes of the REIT 75% gross income test, any gain recognized by us in connection with the settlement of our long TBAs should be treated as gain from the sale or disposition of an interest in mortgages on real property. Opinions of counsel are not binding on the IRS, and no assurance can be given that the IRS will not successfully challenge the conclusions set forth in such opinions. In addition, it must be emphasized that the opinion of counsel is based on various assumptions relating to our TBAs and is conditioned upon fact-based representations and covenants made by our management regarding our TBAs. No assurance can be given that the IRS would not assert that such assets or income are not qualifying assets or income. If the IRS were to successfully challenge the opinion of counsel, we could be subject to a penalty tax or we could fail to remain qualified as a REIT if a sufficient portion of our assets consists of TBAs or a sufficient portion of our income consists of income or gains from the disposition of TBAs.

Complying with REIT requirements may limit our ability to hedge effectively.

The REIT provisions of the Code substantially limit our ability to hedge. Under these provisions, any income that we generate from transactions intended to hedge our interest rate risk will be excluded from gross income for purposes of the REIT 75% and 95% gross income tests if the instrument hedges interest rate risk on liabilities incurred to carry or acquire real estate, and such instrument is properly identified under applicable Treasury Regulations. The requirements in the Treasury Regulations related to identifying hedging transactions are highly technical and complex for which only limited judicial and administrative authorities exist, and the IRS could disagree with and successfully challenge our treatment and identifications of such hedging transactions. Income from hedging transactions that do not meet these requirements will generally constitute non-qualifying income for purposes of both the REIT 75% and 95% gross income tests and could cause us to fail to maintain our qualification as a REIT. Our aggregate gross income from such transactions, along with other gross income that does not qualify for the

REIT 95% gross income test, cannot exceed 5% of our annual gross income. As a result, we might have to limit our use of advantageous hedging techniques, and we may choose to implement certain hedges through a domestic or foreign TRS. Any hedging income earned by a domestic TRS would be subject to U.S. federal, state and local income tax at regular corporate rates. This could increase the cost of our hedging activities or expose us to greater risks associated with interest rate changes or other changes than we would otherwise want to bear. In addition, losses in our TRSs will generally not provide any tax benefit, except for being carried forward against future TRS taxable income in the case of a domestic TRS. Even if the income from certain of our hedging transactions is excluded from gross income for purposes of the REIT 75% and 95% gross income tests, such income and any loss will be taken into account in determining our REIT taxable income and our distribution requirement and the GAAP value of our hedging assets will not be treated as qualified real estate assets for the REIT asset test. If the IRS disagrees with our calculation of the amount or amortization of gain or loss with respect to our hedging transactions, including the impact of our election under Section 475(f) of the Code and the treatment of hedging expense and losses under Section 163(j) of the Code and Treasury Regulation Section 1.446-4, our distribution requirement could increase, which could require that we correct any shortfall in distributions by paying deficiency dividends to our shareholders in a later year.

Our ownership of and relationship with our TRSs will be limited, and a failure to comply with the limits would jeopardize our REIT status and may result in the application of a 100% excise tax.

A REIT may own up to 100% of the stock of one or more TRSs. A TRS may earn income that would not be qualifying income if earned directly by the parent REIT. Both the subsidiary and the REIT must jointly elect to treat the subsidiary as a TRS. A corporation (other than a REIT) of which a TRS directly or indirectly owns more than 35% of the voting power or value of the stock will automatically be treated as a TRS. Overall, no more than 20% of the value of a REIT's total assets may consist of stock or securities of one or more TRSs. While we believe that we have managed our affairs so as to satisfy the requirement that no more than 20% of the value of our total assets consists of stock or securities of our TRSs, as well as the requirement that taxable income from our TRSs plus other non-qualifying gross income not exceed 25% of our total gross income, there can be no assurance that we will be able to do so in all market circumstances. The TRS rules limit the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of corporate taxation. The rules also impose a 100% excise tax on certain transactions between a TRS and its parent REIT that are not conducted on an arm's-length basis. Any domestic TRS that we form will pay U.S. federal, state and local income tax on its taxable income at regular corporate tax rates, and its after-tax net income will be available for distribution to us but is not required to be distributed to us. In certain circumstances, the ability to deduct interest expense by any TRS that we may form could be limited.

We intend to structure our foreign TRSs so that their income and operations will not be subject to U.S. federal, state and local income tax. For example, the Code and the Treasury Regulations promulgated thereunder specifically provide that a non-U.S. corporation is not a U.S. trade or business and therefore is not subject to U.S. federal income tax if it restricts its activities in the United States to trading in stock and securities (or any activity closely related thereto) for its own account irrespective of whether such trading (or such other activity) is conducted by such a non-U.S. corporation or its employees through a resident broker, commission agent, custodian or other agent. However, there is no assurance that our foreign TRSs will successfully operate so that they are not subject to federal, state and local income tax. If the IRS successfully challenged that tax treatment, it would reduce the amount that those foreign TRSs would have available to pay to their creditors and to distribute to us. E&P in our foreign TRSs are taxable to us, and are not qualifying income for the purposes of the REIT 75% gross income tests, regardless of whether such earnings are distributed to us. In addition, losses in our foreign TRSs generally will not provide any tax benefit prior to liquidation.

We intend to monitor the value of our respective investments in our foreign and any domestic TRSs for the purpose of ensuring compliance with TRS ownership limitations. In addition, we will review all of our transactions with our TRSs to ensure that they are entered into on arm's-length terms to avoid incurring the 100% excise tax described below. There can be no assurance, however, that we will be able to comply with the 20% limitation or avoid application of the 100% excise tax discussed below.

Our investments in corporate CLOs may result in our recognizing taxable income prior to receiving cash distributions related to such income.

The tax implications of the corporate CLOs in which we invest are complex and, in some circumstances, unclear. In particular, we may recognize taxable income on certain of our CLO investments without the concurrent receipt of cash, or in excess of the actual or anticipated yield generated by such investments.

CLOs in which we invest could become subject to U.S. federal income tax or withholding requirements.

The CLO issuers in which we invest will generally operate pursuant to investment guidelines intended to ensure that the CLO is not treated for U.S. federal income tax purposes as engaged in a U.S. trade or business. If a CLO issuer fails to comply with the investment guidelines, or if the Internal Revenue Service otherwise successfully asserts that the CLO should be treated as engaged in a U.S. trade or business, such CLO could be subject to U.S. federal income tax, which could reduce the amount available to distribute to mezzanine debt and equity holders in such CLO, including us.

The U.S. Foreign Account Tax Compliance Act provisions of the Code impose a withholding tax of 30% on certain U.S. source periodic payments, including interest and dividends, to certain non-U.S. entities, including certain non-U.S. financial institutions and investment funds, unless such non-U.S. entity complies with certain reporting requirements regarding its U.S. account holders and its U.S. owners. Most CLOs in which we invest will be treated as non-U.S. financial entities for this purpose, and therefore will be required to comply with these reporting requirements to avoid the 30% withholding. If a CLO in which we invest fails to properly comply with these reporting requirements, certain payments received by such CLO may be subject to the 30% withholding tax, which could reduce the amount available to distribute to equity and mezzanine debt holders in such CLO, including us.

Our ownership limitation may restrict change of control or business combination opportunities in which our shareholders might receive a premium for their common shares.

In order for us to maintain our qualification as a REIT, no more than 50% in value of our outstanding shares may be owned, directly or indirectly, by five or fewer individuals during the last half of any calendar year. "Individuals" for this purpose include natural persons, private foundations, some employee benefit plans and trusts, and some charitable trusts. In order to help us maintain our qualification as a REIT, among other purposes, our declaration of trust generally prohibits any person from beneficially or constructively owning more than 9.8% in value or in number of shares, whichever is more restrictive, of the outstanding shares of any class or series of our shares.

The ownership limitation and other restrictions could have the effect of discouraging a takeover or other transaction in which holders of our common shares might receive a premium for their common shares over the then-prevailing market price or which holders might believe to be otherwise in their best interests.

Dividends payable by REITs do not qualify for the reduced tax rates available for "qualified dividend income."

Qualified dividend income payable to U.S. investors that are individuals, trusts, and estates is subject to the reduced maximum tax rate applicable to long-term capital gains. Dividends payable by REITs, however, generally are not eligible for the reduced rates on qualified dividend income. Rather, for taxable years beginning prior to January 1, 2026, non-corporate taxpayers may deduct up to 20% of certain pass-through business income, including "qualified REIT dividends" (generally, dividends received by a REIT shareholder that are not designated as capital gain dividends or qualified dividend income), subject to certain limitations. To qualify for this deduction, the shareholder receiving such dividend must hold the dividend-paying REIT shares for at least 46 days (taking into account certain special holding period rules) of the 91-day period beginning 45 days before the shares become ex-dividend, and cannot be under an obligation to make related payments with respect to a position in substantially similar or related property. Under current law, the special 20% deduction will expire for taxable years beginning on or after January 1, 2026. Even if a domestic shareholder qualifies for this deduction, the effective rate for such REIT dividends still remains higher than the top marginal rate applicable to "qualified dividend income" received by U.S. individuals. Although the reduced U.S. federal income tax rate applicable to qualified dividend income does not adversely affect the taxation of REITs or dividends payable by REITs, the more favorable rates applicable to regular corporate qualified dividends and the reduction in the corporate tax rate under the Tax Cuts and Jobs Act could cause investors who are taxed at individual rates and regulated investment companies to perceive investments in the stocks of REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends treated as qualified dividend income, which could adversely affect the value of the stock of REITs, including our common shares.

We may be subject to adverse legislative or regulatory tax changes that could reduce the market price of our common shares.

At any time, the U.S. federal income tax laws or regulations governing REITs or the administrative interpretations of those laws or regulations may be amended. We cannot predict when or if any new U.S. federal income tax law, regulation or administrative interpretation, or any amendment to any existing U.S. federal income tax law, regulation or administrative interpretation, will be adopted, promulgated or become effective and any such law, regulation or interpretation may take effect retroactively. Changes to the tax laws, with or without retroactive application, could significantly and negatively affect our shareholders or us. Several recent proposals have been made that would make substantial changes to the U.S. federal income tax laws. We cannot predict the long-term effect of any future changes on REITs or assure our shareholders that any such changes will not adversely affect the taxation of a shareholder. We and our shareholders could be adversely affected by any such change in, or any new, U.S. federal income tax law, regulation or administrative interpretation.

Certain financing activities may subject us to U.S. federal income tax and could have negative tax consequences for our shareholders.

We currently do not intend to enter into any transactions that could result in our, or a portion of our assets, being treated as a taxable mortgage pool for U.S. federal income tax purposes. If we enter into such a transaction in the future we will be taxable at the highest corporate income tax rate on a portion of the income arising from a taxable mortgage pool, referred to as "excess inclusion income," that is allocable to the percentage of our shares held in record name by disqualified organizations (generally tax-exempt entities that are exempt from the tax on unrelated business taxable income, such as state pension plans and charitable remainder trusts and government entities). In that case, under our declaration of trust, we could reduce distributions to such shareholders by the amount of tax paid by us that is attributable to such shareholder's ownership.

If we were to realize excess inclusion income, IRS guidance indicates that the excess inclusion income would be allocated among our shareholders in proportion to our dividends paid. Excess inclusion income cannot be offset by losses of our shareholders. If the shareholder is a tax-exempt entity and not a disqualified organization, then this income would be fully taxable as unrelated business taxable income under Section 512 of the Code. If the shareholder is a foreign person, it would be subject to U.S. federal income tax at the maximum tax rate and withholding will be required on this income without reduction or exemption pursuant to any otherwise applicable income tax treaty.

Our recognition of "phantom" income may reduce a shareholder's after-tax return on an investment in our common shares.

We may recognize taxable income in excess of our economic income, known as phantom income, in the first years that we hold certain investments, and experience an offsetting excess of economic income over our taxable income in later years. In addition, in years when we have a capital loss carryforward that offsets current year capital gains, our earnings and profits may be higher than our taxable income. As a result, shareholders at times may be required to pay U.S. federal income tax on distributions taxable as dividends that economically represent a return of capital rather than a dividend. These distributions could be offset in later years by distributions that would be treated as returns of capital for U.S. federal income tax purposes. Taking into account the time value of money, this acceleration or increase of U.S. federal income tax liabilities may reduce a shareholder's after-tax return on his or her investment to an amount less than the after-tax return on an investment with an identical before-tax rate of return that did not generate phantom income.

Liquidation of our assets may jeopardize our REIT qualification or may be subject to a 100% tax.

To maintain our qualification as a REIT, we must comply with requirements regarding our assets and our sources of income. If we are compelled to liquidate our assets to repay obligations to our lenders or for other reasons, we may be unable to comply with these requirements, thereby jeopardizing our qualification as a REIT, or we may be subject to a 100% tax on any resultant gain if we sell assets that are treated as inventory or property held primarily for sale to customers in the ordinary course of business.

The tax on prohibited transactions will limit our ability to engage in transactions, including certain methods of securitizing RMBS, that would be treated as sales of dealer property for U.S. federal income tax purposes.

A REIT's net income from prohibited transactions is subject to a 100% tax with no offset for losses. In general, prohibited transactions are sales or other dispositions of property, other than foreclosure property, but including mortgage loans, held primarily for sale to customers in the ordinary course of business. We might be subject to this tax if we dispose of or securitize RMBS in a manner that was treated as dealer activity for U.S. federal income tax purposes. Therefore, in order to avoid the prohibited transactions tax, we may choose not to engage in certain sales or securitization structures, even though the transactions might otherwise be beneficial to us. Alternatively, in order to avoid the prohibited transactions tax, we may choose to implement certain transactions through a TRS, including by contributing or selling the assets to a TRS.

Although we expect to avoid the prohibited transactions tax by conducting the sale of property that may be characterized as dealer property through a TRS, such TRS will be subject to federal, state and local corporate income tax and may incur a significant tax liability as a result of those sales conducted through the TRS. No assurance can be given that any property that we sell will not be treated as property held for sale to customers, or that we can satisfy certain safe-harbor provisions of the Code that would prevent such treatment. Moreover, no assurance can be given that the IRS will respect the transaction by which property that may be characterized as dealer property is contributed to the TRS. If any property sold is treated as property held for sale to customers or if the contribution of property is not respected, then we may be treated as having engaged in a prohibited transaction, and our net income therefrom would be subject to a 100% tax.

We have made a mark-to-market election under Section 475(f) of the Code. If the IRS challenges our application of that election, it may jeopardize our REIT qualification.

We have made an election under Section 475(f) of the Code to mark our securities to market effective as of January 1, 2021. There are limited authorities under Section 475(f) of the Code as to what constitutes a trader for U.S. federal income tax purposes, and how such an election would be applied in the context of a REIT. Under other sections of the Code, the status of a trader in securities depends on all of the facts and circumstances, including the nature of the income derived from the taxpayer's activities, the frequency, extent and regularity of the taxpayer's securities transactions, and the taxpayer's investment intent. There can be no assurance that we will continue to qualify as a trader in securities eligible to make a mark-to-market election. We have not received, nor are we seeking, an opinion from counsel or a ruling from the IRS regarding our qualification as a trader. If the qualification for, or our application of, such election were successfully challenged by the IRS, in whole or in part, it could, depending on the circumstances, result in retroactive (or prospective) changes in the amount or timing of gross income we recognize, and potentially jeopardize our REIT qualification. Furthermore, the law is unclear as to the treatment of mark-to-market gains and losses under the various REIT tax rules, including, among others, the prohibited transaction and qualified liability hedging rules. While there is limited analogous authority, we treat any mark-to-market gains as qualifying income for purposes of the REIT 75% gross income test to the extent that the gain is recognized with respect to a qualifying real estate asset, based on an opinion of Hunton Andrews Kurth LLP substantially to the effect that any such gains recognized with respect to assets that would produce qualifying income for purposes of the REIT 75% and/or 95% gross income test, as applicable, if they were actually sold should be treated as qualifying income to the same extent for purposes of the REIT 75% and/or 95% gross income test, as applicable, and any such gains should not be subject to the prohibited transaction tax. If the IRS were to successfully treat our mark-to-market gains as subject to the prohibited transaction tax or to successfully challenge the treatment or timing of recognition of our mark-to-market gains or losses with respect to our qualified liability hedges, we could owe material federal income or penalty tax or, in some circumstances, even fail to maintain our qualification as a REIT. Finally, mark-to-market gains and losses could cause volatility in the amount of our taxable income. For instance, the mark-to-market election could generate losses in one taxable year that we are unable to use to offset taxable income, followed by mark-to-market gains in a subsequent taxable year that force us to make additional distributions to our shareholders. Hence, the mark-to-market gains and losses could cause us to distribute more dividends to our shareholders in a particular period than would otherwise be desirable from a business perspective.

Our qualification as a REIT and exemption from U.S. federal income tax with respect to certain assets may be dependent on the accuracy of legal opinions or advice rendered or given or statements by the issuers of assets that we acquire, and the inaccuracy of any such opinions, advice or statements may adversely affect our REIT qualification and result in significant corporate-level tax.

When purchasing securities, we may rely on opinions or advice of counsel for the issuer of such securities, or statements made in related offering documents, for purposes of determining whether such securities represent debt or equity securities for U.S. federal income tax purposes, the value of such securities, and also to what extent those securities constitute qualified real estate assets for purposes of the REIT asset tests and produce income which qualifies under the REIT 75% gross income test. The inaccuracy of any such opinions, advice or statements may adversely affect our REIT qualification and result in significant corporate-level tax. Additionally, counsel is generally under no obligation to update any such opinions after they are issued. Hence, subsequent changes to the purchased securities or in the applicable law may cause such opinions to become inaccurate or outdated despite being accurate when issued and may also adversely affect our REIT qualification and result in significant corporate-level tax.

General Risk Factors

We, Ellington, or its affiliates may be subject to adverse legislative or regulatory changes.

At any time, U.S. federal, state, local, or foreign laws or regulations that impact our business, or the administrative interpretations of those laws or regulations, may be enacted or amended.

We cannot predict when or if any new law, regulation, or administrative interpretation, or any amendment to or repeal of any existing law, regulation, or administrative interpretation, will be adopted or promulgated or will become effective. Additionally, the adoption or implementation of any new law, regulation, or administrative interpretation, or any revisions in or repeals of these laws, regulations, or administrative interpretations, could cause us to change our portfolio, could constrain our strategy, or increase our costs. We could be adversely affected by any change in or any promulgation of new law, regulation, or administrative interpretation.

Failure to procure adequate funding and capital would adversely affect our results and may, in turn, negatively affect the value of our common shares and our ability to pay dividends to our shareholders.

We depend upon the availability of adequate funding and capital for our operations. To maintain our status as a REIT, we are required to distribute to our shareholders at least 90% of our REIT taxable income annually, determined excluding any net capital gains and without regard to the deduction for dividends paid. As a result, we are not able to retain much or any of our earnings for new investments. We cannot assure you that any, or sufficient, funding or capital will be available to us in the future on terms that are acceptable to us. In the event that we cannot obtain sufficient funding and capital on acceptable terms, there may be a negative impact on the value of our common shares and our ability to pay dividends to our shareholders, and you may lose part or all of your investment.

We, Ellington, or its affiliates may be subject to regulatory inquiries and proceedings, or other legal proceedings.

At any time, industry-wide or company-specific regulatory inquiries or proceedings can be initiated and we cannot predict when or if any such regulatory inquiries or proceedings will be initiated that involve us or Ellington or its affiliates, including our Manager. We believe that the heightened scrutiny of the financial services industry increases the risk of inquiries and requests from regulatory or enforcement agencies. For example, as discussed under the caption Item 3. Legal Proceedings, over the years, Ellington and its affiliates have received, and we expect in the future that we and they may receive, inquiries and requests for documents and information from various federal, state, and foreign regulators.

We can give no assurances that, whether the result of regulatory inquiries or otherwise, neither we nor Ellington nor its affiliates will become subject to investigations, enforcement actions, fines, penalties or the assertion of private litigation claims. If any such events were to occur, we, or our Manager's ability to perform its obligations to us under the management agreement between us and our Manager, or Ellington's ability to perform its obligations to our Manager under the services agreement between Ellington and our Manager, could be materially adversely impacted, which could materially adversely effect on our business, financial condition and results of operations, and our ability to pay dividends to our shareholders.

The market for our common shares may be limited, and the price and trading volume of our common shares may be volatile.

While our common shares are listed on the NYSE, such listing does not provide any assurance as to whether or not the market price reflects our actual financial performance, the liquidity of our stock, a holder's ability to sell our stock and/or at what price such holder could sell our stock. Market prices for our common shares may be volatile and subject to wide fluctuations, including as a result of the trading volume. We cannot assure you that the market price of our common shares will not fluctuate or decline significantly in the future. Some of the factors that could negatively affect the price of our common shares, or result in fluctuations in the price or trading volume of our common shares include:

- actual or anticipated variations in our dividends or quarterly operating results;
- changes in our earnings estimates, failure to meet earnings or operating results expectations of public market analysts and investors, or publication of research reports about us or the real estate specialty finance industry;
- increases in market interest rates that lead purchasers of our common shares to demand a higher yield;
- repurchases and issuances by us of our common shares;
- passage of legislation, changes in applicable law, court rulings, enforcement actions or other regulatory developments that adversely affect us or our industry;
- changes in government policies or changes in timing of implementation of government policies, including with respect to Fannie Mae, Freddie Mac, and Ginnie Mae;
- changes in market valuations of similar companies;
- adverse market reaction to any increased indebtedness we incur in the future;
- additions or departures of key management personnel;
- actions by shareholders;
- speculation in the press or investment community;
- adverse changes in global, national, regional and local economic and market conditions, including those relating to pandemics, such as the COVID-19 pandemic, high unemployment, elevated inflation, volatile interest rates, concerns regarding a recession, geopolitical conflicts, social unrest, or civil disturbances;
- our inclusion in, or exclusion from, various stock indices;
- our operating performance and the performance of other similar companies; and
- changes in accounting principles.

Stock markets in general have experienced volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations may adversely affect the market price of our common shares.

Future offerings of debt securities, which would rank senior to our common shares upon our bankruptcy liquidation, and future offerings of equity securities which could dilute the common share holdings of our existing shareholders and may be senior to our common shares for the purposes of dividend and liquidating distributions, may adversely affect the market price of our common shares.

In the future, we may attempt to increase our capital resources by making offerings of debt securities or additional offerings of equity securities. Upon bankruptcy or liquidation, holders of our debt securities and preferred shares, if any, and lenders with respect to other borrowings will receive a distribution of our available assets prior to the holders of our common shares. Our preferred shares, if issued, could have a preference on liquidating distributions or a preference on dividend payments or both that could limit our ability to pay a dividend or other distribution to the holders of our common shares. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, holders of our common shares bear the risk of our future offerings reducing the market price of our common shares and diluting their share holdings in us.

Future sales of our common shares or other securities convertible into our common shares could cause the market value of our common shares to decline and could result in dilution of your shares.

Sales of substantial amounts of our common shares or other securities convertible into our common shares could cause the market price of our common shares to decrease significantly. We cannot predict the effect, if any, of future sales of our common shares or other securities convertible into our common shares, or the availability of such securities for future sales, on the market price of our common shares. Sales of substantial amounts of our common shares or other securities convertible into our common shares, or the perception that such sales could occur, may adversely affect prevailing market values for our common shares.

Climate change has the potential to impact the properties underlying our investments.

Currently, it is not possible to predict how legislation or new regulations that may be adopted to address greenhouse gas emissions will impact the properties underlying our investments. However, any such future laws and regulations imposing reporting obligations, limitations on greenhouse gas emissions, or additional taxation of energy use could require the owners of properties to make significant expenditures to attain and maintain compliance. Any new legislative or regulatory initiatives related to climate change could adversely affect our business.

The physical impact of climate change could also have a material adverse effect on the properties underlying our investments. Physical effects of climate change such as increases in temperature, sea levels, the severity of weather events and the frequency of natural disasters, such as hurricanes, tropical storms, tornadoes, wildfires, floods and earthquakes, among other effects, could damage the properties underlying our investments. The costs of remediating or repairing such damage, or of investments made in advance of such weather events to minimize potential damage, could be considerable. Additionally, such actual or threatened climate change related damage could increase the cost of, or make unavailable, insurance on favorable terms on the properties underlying our investments. Such repair, remediation or insurance expenses could reduce the net operating income of the properties underlying our investments which may in turn adversely affect us.

We are subject to risks related to corporate social responsibility.

Our business faces public scrutiny related to environmental, social and governance ("ESG") activities. We risk damage to our reputation if we or affiliates of our Manager are viewed as failing to act responsibly in a number of areas, such as diversity and inclusion, environmental stewardship, support for local communities, corporate governance and transparency and considering ESG factors in our investment processes. Investors are increasingly taking into account ESG factors, including climate risks, in determining whether to invest in companies. However, regional and investor specific sentiment often differ in what constitutes a material positive or negative ESG corporate practice. Our corporate social responsibility practices will not uniformly fit investors' definitions, particularly across geographies and investor types, of best practices for ESG considerations. Adverse incidents with respect to ESG activities could impact the cost of our operations and relationships with investors, all of which could adversely affect our business and results of operations.

Additionally, there is a growing regulatory interest across jurisdictions in improving transparency regarding the definition, measurement and disclosure of ESG factors in order to allow investors to validate and better understand sustainability claims, and we are subject to changing rules and regulations promulgated by a number of governmental and self-regulatory organizations, including the SEC, the NYSE and the Financial Accounting Standards Board. These rules and regulations continue to evolve in scope and complexity and many new requirements have been created in response to laws enacted by Congress, making compliance more difficult and uncertain. Further, new and emerging regulatory initiatives in the U.S. related to climate change and ESG could adversely affect our business. On March 6, 2024, the SEC issued a final rule regarding the enhancement and standardization of mandatory climate-related disclosures for investors. The final rule mandates extensive disclosure of climate-related data, risks, and opportunities, including financial impacts, physical and transition risks, related governance and strategy and greenhouse gas emissions, for certain public companies. Compliance with the final rule may result in increased legal, accounting and financial compliance costs, make some activities more difficult, time-consuming and costly, and place strain on our Manager's personnel, systems and resources. In addition, in 2021 the SEC established an enforcement task force to look into ESG practices and disclosures by public companies and investment managers and has started to bring enforcement actions based on ESG disclosures not matching actual investment processes.

Growing interest on the part of investors and regulators in ESG factors and increased demand for, and scrutiny of, ESG-related disclosures, have also increased the risk that companies could be perceived as, or accused of, making inaccurate or misleading statements regarding their ESG efforts or initiatives, or greenwashing. Such perception or accusation could damage our reputation, result in litigation or regulatory actions and adversely impact our ability to raise capital. Relatedly, certain investors have also begun to use ESG data, third-party benchmarks and ESG ratings to allow them to monitor the ESG impact of their investments.

These changing rules, regulations and stakeholder expectations have resulted in, and are likely to continue to result in, increased general and administrative expenses and increased management time and attention spent complying with or meeting such regulations and expectations. If we fail or are perceived to fail to comply with applicable rules, regulations and stakeholder expectations, it could negatively impact our reputation and our business results. Further, our business could become subject to additional regulations, penalties and/or risks of regulatory scrutiny and enforcement in the future. We cannot guarantee that our current ESG practices will meet future regulatory requirements, reporting frameworks or best practices, increasing the risk of related enforcement. Compliance with new requirements may lead to increased management burdens and costs. Generally, we expect investor demands and the prevailing legal environment to require us to devote additional resources to ESG matters in our review of prospective investments and management of existing investments, which could increase our expenses.

We are largely dependent on external sources of capital in order to grow.

In order to maintain our qualification as a REIT, we generally will have to distribute to our shareholders 90% of our REIT taxable income. As with other mortgage REITs, the vast majority of our income is expected to constitute REIT taxable income, and therefore we expect to have to distribute, and not retain, the vast majority of our income. As a result, any material growth in our equity capital base must largely be funded by external sources of capital. Our access to external capital will depend upon a number of factors, including the market price of our common shares, the market's perception of our financial condition and potential future earnings, and general market conditions.

Periods of heightened inflation could adversely impact our financial results.

Due to various economic and monetary policy factors, including low unemployment, high corporate demand, supply-chain issues, geopolitical conflicts, and quantitative easing, inflation has been elevated in recent periods. High inflation may undermine the performance of our investments by reducing the value of such investments and/or the income received from such investments. In addition, actions that the Federal Reserve has taken, and could continue to take, to combat inflation could have an adverse impact on our financial results. See "—Risks Related To Our Business—Certain actions by the Federal Reserve could materially adversely affect our business, financial condition and results of operations, and our ability to pay dividends to our shareholders."

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

As discussed further in "Item 1. Business—Our Manager and Ellington," we are externally managed and advised by our Manager, an affiliate of Ellington. Our Manager does not have any employees and instead relies on the employees of Ellington to fulfill its obligations to us pursuant to a services agreement. We rely on Ellington's information systems in conducting our day-to-day operations. As such, we also rely on Ellington's processes for assessing, identifying, and managing material risks from cybersecurity threats.

Ellington's cybersecurity processes and practices are integrated into Ellington's risk management and oversight program. In general, Ellington seeks to address cybersecurity risks through a cross-functional approach that is focused on preserving the confidentiality, security and availability of the information that Ellington collects and stores by identifying, preventing and mitigating cybersecurity threats and responding to cybersecurity incidents when they occur.

Ellington's Risk Management and Strategy

Ellington's cybersecurity program is focused on the following key areas:

- *Governance*: As discussed in more detail below under "Governance," our Board of Trustees' oversight of cybersecurity risk management is supported by the Audit Committee of our Board of Trustees (the "Audit Committee"), which regularly interacts with our management team and other professionals who are responsible for assessing and managing material risks from cybersecurity threats at Ellington.

- *Collaborative Approach*: Ellington has implemented a cross-functional approach to identifying and evaluating, preventing, mitigating and remediating cybersecurity threats and incidents, while also implementing controls and procedures that provide for the prompt escalation of certain cybersecurity incidents. Such escalation allows Ellington to make timely decisions regarding its response to such incidents and whether disclosure to senior management, our Audit Committee and/or the public is appropriate.

- *Technical Safeguards*: Ellington deploys technical safeguards that are designed to protect information systems from cybersecurity threats. These systems cover many facets of cyber security including identity protection, anti-virus and anti-malware defense, data loss prevention, endpoint protection (including managed detection and response services), patch and vulnerability management and others. Ellington regularly evaluates new technologies as the cyber security landscape evolves.

- *Incident Response and Recovery Planning*: Ellington has established and maintains incident response and recovery plans that we believe properly address the response to a cybersecurity incident or other business disruption. To the extent feasible, such plans are tested and evaluated on a regular basis.

- *Third-Party Risk Management*: Ellington follows a risk-based approach to identifying and overseeing cybersecurity risks presented by third-parties, including vendors, service providers and other external users of Ellington's systems, as well as the systems of third-parties that could adversely impact Ellington's business in the event of a cybersecurity incident affecting their systems. Third-party service providers are regularly evaluated by Ellington to assess their cyber security posture and general information technology practices to determine if they are suitable partners; where applicable, relevant certifications are obtained such as SOC 2 or ISO 27001.

- *Education and Awareness*: Ellington: (i) provides regular, mandatory cyber security training to all personnel to equip them with tools to identify and address cybersecurity threats; (ii) communicates evolving information security policies, standards, processes and practices to employees via email; (iii) delivers additional training to all users who have access to personally identifiable information on Ellington's processes for handling such information; and (iv) conducts regular, monthly phishing tests to assess user alertness, and retains a separate external cybersecurity vendor to conduct similar tests on an annual basis.

Ellington's technology team assesses the firm's cybersecurity and infrastructure postures regularly with two separate working groups—one group, meeting weekly, focused on IT implementation and one group, meeting bi-weekly, focused on engineering integration. Both groups include senior members of the technology team. These meetings cover a broad range of topics including implementation planning for the deployment of new hardware and software, patch and vulnerability management, considerations for disaster recovery and business continuity, user access controls, data security and more. In such continued monitoring of its cybersecurity posture, Ellington conducts continuous depreciation of obsolete or unsuitable technology, including legacy hardware and software, has a robust patch and vulnerability management process, and has personnel dedicated to the continued monitoring of new developments in threat actors' activities in order to take preventative actions.

Ellington also regularly engages third parties to perform assessments of Ellington's cybersecurity posture, including penetration testing, user access control reviews and independent reviews of Ellington's information security control environment, and operating effectiveness. The results of such assessments, tests and reviews are reported to the Audit Committee and our Board of Trustees, and Ellington adjusts its cybersecurity policies, standards, processes and practices as necessary based on the information provided by these assessments, tests and reviews, including the implementation of new software and technologies.

To date, no risks from cybersecurity threats to Ellington have materially affected or are reasonably likely to materially affect the Company. While Ellington did experience two business email compromise incidents in recent years, neither had a material impact on our business strategy, results of operations or financial condition.

Governance

Our Board of Trustees, through the Audit Committee, oversees our cybersecurity risk management process. Our Audit Committee receives regular presentations and reports on cybersecurity risks at Ellington, each of which addresses a wide range of topics including recent developments, evolving standards, vulnerability assessments, third-party and independent reviews, the threat environment, technological trends and information security considerations arising with respect to our peers and third parties.

Ellington employs internal or external resources whose responsibilities include oversight of their respective firm's cybersecurity posture.

Ellington's cybersecurity team is lead by Ellington's outsourced Chief Technology Officer (the "CTO"), who is primarily responsible for assessing and managing material risks from cybersecurity threats to Ellington. The CTO has extensive experience in application development, database architecture, systems design, and third-party software integration. During his tenure at Ellington, the CTO has lead large technical efforts such as the development of Ellington's proprietary whole loan management system and the overhaul of Ellington's engineering infrastructure and development services. The CTO works closely with Ellington's head of Data Platform and Infrastructure (the "DPI Head") to manage Ellington's infrastructure and cybersecurity posture. During his tenure at Ellington, the DPI Head has lead several critical efforts such as the revitalization of Ellington's hardware, networking and disaster recovery facilities, major improvements to Ellington's cybersecurity infrastructure, and the development and maintenance of Ellington's Data Engineering infrastructure. Ellington's Senior Systems Administrator (the "SSA") works closely with both the CTO and the DPI Head to implement Ellington's cybersecurity program and infrastructure. The SSA is responsible for all systems and telecommunication design and implementation, with a focus on cybersecurity. The SSA ensures that Ellington's systems are secure and resilient against cyber threats. Prior to joining Ellington in 1997, the SSA was a Senior PC Technical Support at Bear Stearns for seven years. The CTO, after consultation with others, including the DPI Head and the SSA, regularly provides an assessment of Ellington's cybersecurity posture and reviews Ellington's information technology roadmap with the Audit Committee. The CTO's reports cover a range of topics including, at various times, a discussion of the primary cybersecurity risks facing Ellington, an overview of Ellington's cybersecurity program, common attack vectors and types, the primary functions of Ellington's cybersecurity program, how Ellington's cybersecurity programs are applied to critical cybersecurity areas, any recent cybersecurity incidents, Ellington's ongoing focus areas in its cybersecurity program, Ellington's employee education program, management of patches and system vulnerabilities, various threat detection methods, malicious activity monitoring, any new cybersecurity focus areas for Ellington, a review of Ellington's key technologies, Ellington's incident response procedures and Ellington's backup systems and redundancy and disaster recovery processes.

Item 2. Properties

We do not own any properties. Our principal offices are located in leased space at 53 Forest Avenue, Old Greenwich, CT 06870. The offices of our Manager and Ellington are at the same location. As part of our management agreement, our Manager is responsible for providing offices necessary for all operations, and accordingly, all lease responsibilities belong to our Manager.

Item 3. Legal Proceedings

Neither we nor Ellington nor its affiliates (including our Manager) are currently subject to any legal proceedings that we or our Manager consider material. Nevertheless, we and Ellington and its affiliates operate in highly regulated markets that currently are under regulatory scrutiny, and over the years, Ellington and its affiliates have received, and we expect in the future that we and they may receive, inquiries and requests for documents and information from various federal, state and foreign regulators.

We and Ellington cannot provide any assurance that, whether the result of regulatory inquiries or otherwise, neither we nor Ellington nor its affiliates will become subject to investigations, enforcement actions, fines, penalties or the assertion of private litigation claims or that, if any such events were to occur, they would not materially adversely affect us. For a discussion of these and other related risks, see "Risk Factors—General Risk Factors—We, Ellington, or its affiliates may be subject to regulatory inquiries and proceedings, or other legal proceedings" included in Part I, Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2023 (the "Form 10-K").

Item 4. Mine Safety Disclosures

Not applicable.

Item 5. Market for Registrant's Common Equity, Related Shareholders Matters, and Issuer Purchases of Equity Securities

Market Information

Our common shares have been listed on the New York Stock Exchange ("NYSE") under the symbol "EARN" since May 1, 2013.

Holders of Our Common Shares

Based upon a review of a securities position listing as of the close of business on March 8, 2024, we had an aggregate of 107 holders of record and holders of our common shares who are nominees for an undetermined number of beneficial owners.

Unregistered Sales of Equity Securities

Pursuant to our 2023 Equity Incentive Plan, on December 14, 2023, we granted 14,473 restricted common shares to certain of our partially dedicated employees. The restricted common shares are subject to forfeiture restrictions that will lapse with respect to 7,237 of the common shares on December 14, 2024 and 7,236 of the common shares on December 14, 2025. Such grants were exempt from the registration requirements of the Securities Act based on the exemption provided in Section 4(a)(2) of the Securities Act.

Issuer Purchases of Equity Securities

On June 13, 2018, our Board of Trustees approved the adoption of a share repurchase program under which we are authorized to repurchase up to 1.2 million common shares. The program, which is open-ended in duration, allows us to make repurchases from time to time on the open market or in negotiated transactions, including through Rule 10b5-1 plans. Repurchases are at our discretion, subject to applicable law, share availability, price and our financial performance, among other considerations. As of December 31, 2023, we had remaining authorization to repurchase up to 725,808 common shares under the share repurchase program.

We did not repurchase any common shares under the share repurchase program during the three months ended December 31, 2023.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Executive Summary

We are a Maryland real estate investment trust, or "REIT," formed in August 2012 that specializes in acquiring, investing in, and managing residential mortgage- and real estate-related and other assets. Our primary objective is to generate attractive current yields and risk-adjusted total returns for our shareholders by making investments that we believe compensate us appropriately for the risks associated with them. We seek to attain this objective by constructing and actively managing a portfolio consisting primarily of residential mortgage-backed securities, or "RMBS," for which the principal and interest payments are guaranteed by a U.S. government agency or a U.S. government-sponsored entity, or "Agency RMBS," and RMBS that do not carry such guarantees, or "non-Agency RMBS," such as RMBS backed by prime jumbo, Alternative A-paper, mortgage loans that are not deemed "qualified mortgage," or "QM," loans under the rules of the Consumer Financial Protection Bureau, or "non-QM loans," mortgages on single-family-rental properties, manufactured housing, and subprime residential mortgage loans. We also acquire and manage corporate collateralized loan obligations, or "CLOs." We also may opportunistically acquire other types of mortgage- and real estate-related asset classes, such as commercial mortgage-backed securities, or "CMBS," residential mortgage loans, mortgage servicing rights and credit risk transfer securities. We believe that being able to combine Agency RMBS with non-Agency RMBS and other mortgage- and real estate-related asset classes, along with opportunistic investments in CLOs, enables us to balance a range of risks.

We were initially formed through a strategic venture among affiliates of Ellington Management Group, L.L.C., an investment management firm and registered investment adviser with a 29-year history of investing in a broad spectrum of residential and commercial mortgage-backed securities, or "MBS," and related derivatives, with an emphasis on the RMBS market, and the Blackstone Tactical Opportunity Funds, or the "Blackstone Funds." We are externally managed and advised by our Manager, an affiliate of Ellington. From our inception until August 2021, the Blackstone Funds had held special non-voting membership interests in the holding company that owns our Manager. In August 2021, an Ellington affiliate purchased these special non-voting membership interests from the Blackstone Funds.

We use leverage in our strategies and to date have financed our assets exclusively through repurchase agreements, which we account for as collateralized borrowings. As of December 31, 2023, we had outstanding borrowings under repurchase agreements in the amount of $729.5 million with 19 counterparties; 93% of such borrowings were collateralized by Agency RMBS.

We have elected to be taxed as a REIT for U.S. federal income tax purposes. Accordingly, we generally will not be subject to U.S. federal income taxes on our taxable income that we distribute currently to our shareholders as long as we maintain our qualification as a REIT. We intend to conduct our operations so that neither we nor any of our subsidiaries is required to register as an investment company under the Investment Company Act of 1940, as amended, or the "Investment Company Act."

As of December 31, 2023, our book value per share was $7.32 as compared to $8.40 as of December 31, 2022, respectively.

Trends and Recent Market Developments

Market Overview

- After increasing the target range for the federal funds rate by a cumulative 4.25% in 2022, the U.S. Federal Reserve, or the "Federal Reserve," slowed the pace of its interest rate hikes in 2023. In 2023, at its January/February meeting, the Federal Reserve raised the target range by 25 basis points to 4.50%–4.75%, which was its smallest increase since March 2022.

  In March 2023, in response to stress in the banking system, which included the failures of Silicon Valley Bank and Signature Bank, the Federal Deposit Insurance Corporation, or "FDIC," took steps to guarantee all deposits of those two failed banks, including deposits above the standard limit of $250,000. Meanwhile, concerns around the solvency of Credit Suisse Group AG prompted the Swiss Government to provide liquidity assistance and other financial support in conjunction with a merger of Credit Suisse Group AG into UBS Group AG. In addition, the Federal Reserve announced additional liquidity support through the creation of the Bank Term Funding Program, which provided loans with terms of up to one year to banks and other eligible depository institutions for qualified collateral, which included U.S. Treasury securities and Agency RMBS, at their par values. Other central banks around the world also announced plans to increase liquidity to financial institutions. Later in March 2023, at its monthly meeting, the Federal Reserve declared that the "U.S. banking system is sound and resilient" and increased the target range for the federal funds rate by an additional 25 basis points to 4.75%–5.00%.

  Next, the Federal Reserve increased the target range by an additional 25 basis points in May 2023, paused in June, increased by an additional 25 basis points in July to a range of 5.25%–5.50%, and then maintained that range at each of its meetings from September through December, noting in December that "inflation has eased over the past year but remains elevated." In a dovish shift, the Summary of Economic Projections released by the Federal Reserve in December implied three interest rate cuts in 2024. However, minutes from the December 2023 meeting released in early January 2024 revealed that during the meeting Federal Reserve participants "reaffirmed that it would be appropriate for policy to remain at a restrictive stance for some time until inflation was clearly moving down," seemingly lowering the likelihood of a cut during the first quarter of 2024.

  Throughout 2023, the Federal Reserve continued to reinvest only principal payments that exceeded monthly caps of $60 billion on U.S. Treasury securities and $35 billion on Agency RMBS.

- Interest rates were highly volatile during much of 2023, and many parts of the yield curve continued to be inverted. After falling in January, interest rates increased in February and early March, particularly short-term interest rates, as the yield on the 2-year U.S. Treasury surpassed 5% for the first time since June 2007. Then, in mid-March 2023, concerns about the stress in the banking system spurred a flight to safety, which drove interest rates down significantly. Overall, the yield on the 2-year U.S. Treasury decreased by 40 basis points to 4.03% in the first quarter, while the yield on the 10-year U.S. Treasury decreased by 41 basis points to 3.47%. Interest rate volatility spiked in mid-March 2023, with the MOVE Index surpassing its COVID-related highs and reaching its highest level since 2008.

  After trading in a relatively tight range in April and early May of 2023, interest rates rose steadily in the latter half of the second quarter, and the inversion of the yield curve deepened. Overall, the yield on the 2-year U.S. Treasury increased by 87 basis points to 4.90%, quarter over quarter, while the yield on the 10-year U.S. Treasury increased by

37 basis points to 3.84%. Meanwhile, interest rate volatility, as measured by the MOVE Index, declined during the quarter, particularly in June 2023 following the resolution of the federal government's debt ceiling dispute.

In the third quarter of 2023, interest rates increased, particularly long-term interest rates, which caused the inversion of the yield curve to subside somewhat. The yield on the 2-year U.S. Treasury increased by 15 basis points quarter over quarter to 5.04%, while the yield on the 10-year U.S. Treasury increased by 73 basis points quarter over quarter to 4.57%. Toward the end of the quarter, the 2-year U.S. Treasury yield reached its highest level since July 2006, and the 10-year U.S. Treasury yield reached its highest level since October 2007. Meanwhile, interest rate volatility, as measured by the MOVE Index, remained elevated throughout the quarter.

In the fourth quarter, interest rates reversed course and began to decline, as the market anticipated the conclusion of the Federal Reserve's interest rate hiking cycle. For the quarter, the yield on the 2-year U.S. Treasury decreased by 79 basis points to 4.25%, while the 10-year U.S. Treasury yield decreased by 69 basis points to 3.88%. The MOVE Index increased modestly from the previous quarter.

For the full year 2023, the 2-year U.S. Treasury yield decreased by 18 basis points, while the 10-year yield increased by 1 basis point.

- Secured Overnight Financing Rates, or "SOFR" rates, rose sharply from the start of the year through July 31, 2023, with one-month term SOFR increasing by 96 basis points to 5.32% and three-month term SOFR rising by 78 basis points to 5.37%. Beginning in August 2023, SOFR rates were relatively stable with one-month term SOFR ending the year at 5.35% and three-month term SOFR ending the year at 5.33%. Many of our financing costs are based on SOFR.

- Mortgage rates moved in sympathy with long-term interest rates during 2023. The Freddie Mac survey 30-year mortgage rate declined from 6.41% at the start of the year to 5.95% in mid-January, and then steadily rose to 6.74% in early March, before declining to 6.24% by the end of the first quarter. From there, mortgage rates rose steadily for much of 2023, with the Freddie Mac 30-year mortgage rate peaking at 7.79% on October 26th, its highest level since October 2000. The survey rate then reversed course and fell sharply over the final two months of 2023, declining to 6.42% on December 28th, approximately where it started the year.

  After reaching a 25-year low at the end of 2022, the Mortgage Bankers Association's Refinance Index increased by 53% in the first quarter of 2023, before declining through the end of November, driven by higher mortgage rates. The index temporarily rose in mid-December 2023 with lower mortgage rates, and declined again toward the end of December 2023. Overall, the index increased by 15% year over year but remained at historically depressed levels. Prepayment speeds also remained at historically low levels throughout 2023. The Fannie Mae 30-year MBS registered a CPR of 4.5 in December 2023, unchanged year over year, reaching a 2023 low of 3.7 in January and a 2023 high of 6.4 in June.

- Despite higher mortgage rates for much of 2023, the S&P CoreLogic Case-Schiller US National Home Price NSA Index increased by 5.5% during the year. The National Association of Realtors Housing Affordability Index declined by 7% during 2023, as higher mortgage rates and record home prices continued to stress housing affordability.

- U.S. real GDP increased at an annualized rate of 2.2% in the first quarter, 2.1% in the second quarter, 4.9% in the third quarter, and an estimated annualized rate of 3.2% in the fourth quarter. Meanwhile, the unemployment rate remained low throughout 2023, starting the year at 3.5% and registering 3.7% as of year end.

- Inflation, while still elevated, declined during each of the first six months of 2023. The year-over-year percentage change in the Consumer Price Index for All Urban Consumers ("CPI-U"), not seasonally adjusted, declined from 6.4% in January 2023 to 3.0% in June 2023. Year-over-year inflation then increased again in the third quarter of 2023, registering 3.7% in September, before declining modestly in the fourth quarter, registering 3.4% in December.

- After a historically difficult year in 2022, MBS performance was mixed in 2023. Following strong absolute and relative performance in January 2023, MBS performance reversed course in mid-February and especially in March, as concerns in the banking sector caused volatility to surge. Overall for the first quarter of 2023, the Bloomberg Barclays U.S. MBS Index ("BB MBS Index") generated a positive return of 2.53% but a negative excess return (on a duration-adjusted basis) of (0.50%) relative to the Bloomberg Barclays U.S. Treasury Index. In the second quarter of 2023, the BB MBS Index generated a negative return of (0.66%) but a positive excess return of 0.79%, driven by strong outperformance in June. For the third quarter, the BB MBS Index posted a negative return of (4.13%) and a negative excess return of (0.88%) relative to the Bloomberg Barclays U.S. Treasury Index, driven by underperformance of the mortgage basis in September 2023. That underperformance continued into October, but over the final two months of the year, volatility declined and yield spreads tightened and overall for the fourth quarter of 2023, the BB MBS Index generated a positive return of 7.31% and an excess return of 1.26%. For the full year 2023, the BB MBS Index generated a positive return of 5.05% and an excess return of 0.68%.

- Similarly, after negative performance in 2022, the Bloomberg Barclays U.S. Corporate Bond Index ("BB IG Index") generated positive results on both an absolute and relative basis in 2023, driven by strong results in the fourth quarter of 2023. For the full year 2023, the BB IG Index generated a return of 8.52% on an absolute basis and an excess return of 4.55%. Meanwhile, the Bloomberg Barclays U.S. Corporate High Yield Bond Index ("BB HY Index") generated positive returns in each quarter of 2023 on both an absolute and relative basis. For the full year 2023, the BB HY Index generated a positive return of 13.45% and an excess return of 8.86%.

- U.S. equities were also volatile during 2023, but performed well overall for the year, with the Dow Jones Industrial Average increasing by 13.7%, the S&P 500 rising by 24.2%, and the NASDAQ up 43.4%. Meanwhile, London's FTSE 100 index increased by 3.8% for the year, and the MSCI World global equity index increased by 21.8%. The VIX volatility index spiked in mid-March 2023 in response to the stress in the banking system and again in late September and October, before falling through year end.

Portfolio Overview and Outlook

As of December 31, 2023, our mortgage-backed securities portfolio consisted of $706.0 million of fixed-rate Agency "specified pools," $7.1 million of Agency RMBS backed by adjustable rate mortgages, or "Agency ARMs", $14.9 million of Agency reverse mortgage pools, $7.4 million of Agency interest-only securities, or "Agency IOs", $9.4 million of non-Agency RMBS, and $11.3 million of non-Agency interest-only securities, or "non-Agency IOs". Specified pools are fixed-rate Agency pools consisting of mortgages with special characteristics, such as mortgages with low loan balances, mortgages backed by investor properties, mortgages originated through government-sponsored refinancing programs, and mortgages with various other characteristics.

The size of our Agency RMBS holdings decreased by 16% to $728.0 million as of December 31, 2023, compared to $863.3 million as of December 31, 2022. The decline was driven by paydowns and net sales, primarily during the second half of the year. Over the course of the year, our holdings of non-Agency RMBS decreased by 25% to $9.4 million, while our holdings of interest-only securities increased by 7% to $18.7 million.

In addition, during the second half of the year, we started rotating a portion of our investment capital to corporate CLOs. As of December 31, 2023 our holdings of corporate CLO investments totaled $17.4 million. CLOs are a form of asset-backed security collateralized by syndicated corporate loans. We could continue to increase our capital allocation to CLO mezzanine debt and CLO equity investments, based on market opportunities or other factors.

Our debt-to-equity ratio, adjusted for unsettled purchases and sales, decreased to 5.3:1 as of December 31, 2023, as compared to 7.6:1 as of December 31, 2022. The decline was primarily due to a decrease in borrowings on our smaller Agency RMBS portfolio and significantly higher shareholders' equity, partially offset by a small increase in borrowings on our CLO portfolio. Our debt-to-equity ratio may fluctuate period over period based on portfolio management decisions, market conditions, capital markets activities, and the timing of security purchase and sale transactions. As of December 31, 2023, 93% of our borrowings were secured by Agency RMBS.

As of December 31, 2023, we had cash and cash equivalents of $38.5 million, in addition to other unencumbered assets of $22.9 million. This compares to cash and cash equivalents of $34.8 million and other unencumbered assets of $2.9 million as of December 31, 2022.

The first quarter of 2023 began on a constructive note with interest rates and volatility declining and Agency RMBS yield spreads tightening in January. However, markets reversed course in mid-February on renewed anxiety over inflation and what the Federal Reserve's response would be. Then in March, turmoil in the banking system put further pressure on Agency yield spreads. Overall, Agency RMBS underperformed U.S. Treasury securities and interest rate swaps (which are the primary instruments we use to hedge our interest rate risk) in the first quarter with the most pronounced underperformance coming on sub-5% coupon RMBS, where our Agency RMBS was concentrated, due to concerns over future selling from distressed regional banks.

FDIC-directed sales of RMBS from failed regional banks commenced at the start of the second quarter of 2023, which pressured yield spreads but also drove strong RMBS demand into May, even as interest rate volatility remained elevated. Then in June, yield spreads tightened following the resolution of the debt ceiling dispute, and Agency RMBS outperformed hedging instruments for the quarter. In the third quarter of 2023, Agency RMBS faced the significant headwinds of elevated market volatility and rising long-term interest rates, resulting in wider yield spreads and Agency RMBS underperformance relative to hedging instruments.

In the fourth quarter of 2023, interest rates and volatility increased in October, which drove yield spreads wider in most fixed income sectors, including Agency RMBS. Markets then reversed course, however, with interest rates and volatility declining, and yield spreads tightening, through year end. Overall for the fourth quarter, Agency RMBS outperformed hedging instruments, with lower and intermediate coupon RMBS exhibiting the most pronounced outperformance.

Overall, we had positive net income in the Agency RMBS strategy for the year, driven by net gains on our interest rate hedges, which exceeded net losses on our Agency RMBS and negative net interest income.

Average pay-ups on our specified pool portfolio decreased to 1.01% as of December 31, 2023, as compared to 1.26% as of December 31, 2022. During the year, we continued to hedge interest rate risk primarily through the use of interest rate swaps, and to a lesser extent, short positions in TBAs, U.S. Treasury securities, and futures. We ended the year with a net long TBA position on a notional basis, but a net short TBA position as measured by 10-year equivalents. 10-year equivalents for a group of positions represent the amount of 10-year U.S. Treasury securities that would be expected to experience a similar change in market value under a standard parallel move in interest rates.

In the fourth quarter, our newly established corporate CLO portfolio contributed positively to our results, driven by net interest income and net gains. Similar to Agency RMBS, yield spreads on most CLOs widened in October before tightening in November and December, finishing the fourth quarter tighter overall.

Finally, our non-Agency RMBS portfolio and interest-only securities generated strong results for the year, driven by net interest income and net gains.

Our net mortgage assets-to-equity ratio—which we define as the net aggregate market value of our mortgage-backed securities (including the underlying market values of our long and short TBA positions) divided by shareholders' equity attributable to our mortgage-related strategies—slightly declined during the year. The decrease was driven by lower leverage employed in our mortgage-related strategies at December 31, 2023, despite having a net long TBA position as of December 31, 2023 as compared to a net short TBA position as of December 31, 2022. From time to time, in response to market opportunities and other factors, we increase or decrease our net mortgage assets-to-equity ratio by varying the sizes of our net short TBA position and/or our long RMBS portfolio in relation to the portion of our overall shareholders' equity employed in our mortgage-related strategies. The following table summarizes our net mortgage assets-to-equity ratio and provides additional details, for the last five quarters, to illustrate this fluctuation.

($ In thousands)	Notional Amount of Long TBAs	Notional Amount of Short TBAs	Fair Value of Mortgage-backed Securities	Net Long (Short) TBA Underlying Market Value[1]	Net Mortgage Assets-to-Equity Ratio
December 31, 2023	$ 107,422	$ (78,285)	$ 756,131	$ 36,679	6.5:1
September 30, 2023	68,064	(116,747)	822,718	(36,149)	7.2:1
June 30, 2023	117,009	(243,532)	920,714	(102,485)	7.0:1
March 31, 2023	66,488	(221,497)	925,531	(131,188)	6.9:1
December 31, 2022	81,759	(258,253)	893,301	(149,982)	6.6:1

(1) Market value represents the current market value of the underlying Agency RMBS (on a forward delivery basis) as of period end.

We expect to continue to target specified pools that, taking into account their particular composition and based on our prepayment projections, should: (1) generate attractive yields relative to other Agency RMBS and U.S. Treasury securities, (2) have less prepayment sensitivity to government policy shocks, and/or (3) create opportunities for trading gains once the market recognizes their value, which for newer pools may come only after several months, when actual prepayment experience can be observed. We believe that our research team, proprietary prepayment models, and extensive databases remain essential tools in our implementation of this strategy.

The following table summarizes prepayment rates for our portfolio of fixed-rate specified pools (excluding those backed by reverse mortgages) for the three-month periods ended December 31, 2023, September 30, 2023, June 30, 2023, March 31, 2023, and December 31, 2022.

	Three-Month Period Ended				
	December 31, 2023	September 30, 2023	June 30, 2023	March 31, 2023	December 31, 2022
Three-Month Constant Prepayment Rates[1]	6.8	7.3	7.4	4.3	6.1

(1) Excludes recent purchases of fixed rate Agency specified pools with no prepayment history.

The following table provides details about the composition of our portfolio of fixed-rate specified pools (excluding those backed by reverse mortgages) as of December 31, 2023 and 2022.

		December 31, 2023			December 31, 2022		
	Coupon (%)	Current Principal	Fair Value	Weighted Average Loan Age (Months)	Current Principal	Fair Value	Weighted Average Loan Age (Months)
		(In thousands)			*(In thousands)*		
Fixed-rate Agency RMBS:							
15-year fixed-rate mortgages:							
	1.50-1.99	$ —	$ —	—	$ 3,608	$ 3,153	27
	2.50–2.99	3,794	3,550	52	3,764	3,497	41
	3.00–3.49	4,829	4,645	103	15,596	14,746	50
	3.50–3.99	9,960	9,684	92	12,627	12,244	78
	4.00–4.49	10,013	9,918	60	11,712	11,539	52
	4.50–4.99	51	50	167	146	145	155
Total 15-year fixed-rate mortgages		28,647	27,847	78	47,453	45,324	56
20-year fixed-rate mortgages:							
	2.00–2.49	4,063	3,502	42	4,750	4,038	30
	2.50–2.99	—	—	—	1,852	1,625	29
	3.00–3.49	1,147	1,045	46	1,362	1,236	34
	4.00–4.49	1,255	1,225	41	1,500	1,447	29
	4.50–4.99	491	489	63	563	554	51
	5.00–5.49	577	583	64	785	791	52
	6.50–6.99	991	1,019	6	—	—	—
Total 20-year fixed-rate mortgages		8,524	7,863	41	10,812	9,691	33
30-year fixed-rate mortgages:							
	2.00–2.49	4,614	3,687	38	48,278	39,718	22
	2.50–2.99	37,503	32,160	36	96,776	82,982	26
	3.00–3.49	76,869	68,695	59	175,838	156,401	32
	3.50–3.99	111,327	104,283	73	125,167	116,561	76
	4.00–4.49	134,317	129,181	72	164,444	157,268	58
	4.50–4.99	124,152	122,062	51	123,176	120,663	48
	5.00–5.49	106,323	105,851	28	86,820	86,325	25
	5.50–5.99	39,423	39,801	19	8,567	8,710	38
	6.00–6.49	18,084	18,478	14	10,610	10,887	7
	6.50–6.99	44,898	46,096	7	2,147	2,239	—
Total 30-year fixed-rate mortgages		697,510	670,294	49	841,823	781,754	44
Total fixed-rate Agency RMBS		$ 734,681	$ 706,004	50	$ 900,088	$ 836,769	44

For the year ended December 31, 2023, we had total net realized and unrealized gains on our Agency securities of $0.2 million, or $0.01 per share. Our Agency portfolio turnover was approximately 87% for the year ended December 31, 2023 and we recognized net realized losses of $(59.2) million.

For the year ended December 31, 2023, we continued to hedge interest rate risk primarily through the use of interest rate swaps, and to a lesser extent, short positions in TBAs, U.S. Treasury securities, and futures. We had total net realized and unrealized gains of $10.8 million, or $0.73 per share, on our interest rate hedging portfolio, as sharply rising interest rates in the second and third quarters of the year drove a significant gain on our interest rate hedges during those periods. These gains were partially offset by net losses in the first and fourth quarters, driven by declining interest rates. These gains exclude net realized and unrealized gains of $0.6 million, or $0.04 per share, on our long TBAs held for investment.

We ended the year with a net long TBA position on a notional basis, but a net short TBA position as measured by 10-year equivalents. Ten-year equivalents for a group of positions represent the amount of 10-year U.S. Treasury securities that would be expected to experience a similar change in market value under a standard parallel move in interest rates. The relative makeup of our interest rate hedging portfolio can change materially from period to period. We may also selectively hedge our corporate CLO and/or non-Agency RMBS investments; as of December 31, 2023, we had a small credit hedge position in place.

After giving effect to dividends declared during the year ended December 31, 2023 of $0.96 per share, our book value per share decreased to $7.32 as of December 31, 2023, from $8.40 as of December 31, 2022, and we had a negative economic return of (1.4)% for the year ended December 31, 2023. Economic return for a period is computed by adding back dividends declared during the period to ending book value per share, and comparing that amount to book value per share as of the beginning of the period.

We believe that our adaptive and active style of portfolio management is well suited to the current MBS market environment, which, especially given the current effects and future uncertainties related to quantitative tightening, shifting central bank and government policies, regulatory changes, and disruptive technological developments, exhibits high levels of interest rate risk, prepayment risk (including extension risk), financing and liquidity risk.

Financing

For the year ended December 31, 2023, our average repo borrowing cost increased to 5.18%, as compared to 1.40% for the year ended December 31, 2022. This increase in average repo borrowing cost was the result of a sharp increase in short-term interest rates during the year ended December 31, 2023. As of December 31, 2023 and December 31, 2022, the weighted average borrowing rate on our repurchase agreements was 5.58% and 3.70%, respectively.

While large banks still dominate the repo market, non-bank firms, not subject to the same regulations as banks, are active in providing repo financing. Most of our outstanding repo financing is still provided by banks and bank affiliates; however, we have also entered into repo agreements with non-bank dealers.

Our debt-to-equity ratio was 5.4:1 as of December 31, 2023, as compared to 7.5:1 as of December 31, 2022. Adjusted for unsettled purchases and sales, our debt-to equity ratio was 5.3:1 as of December 31, 2023, as compared to 7.6:1 as of December 31, 2022. The decline was primarily due to a decrease in borrowings on our smaller Agency RMBS portfolio (reflecting in part the ongoing rotation of investment capital from RMBS to corporate CLOs) and significantly higher shareholders' equity. Our debt-to-equity ratio may fluctuate period over period based on portfolio management decisions, market conditions, capital markets activities, and the timing of security purchase and sale transactions.

Critical Accounting Estimates

Our consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America, or "U.S. GAAP," and Regulation S-X. Entities in which we have a controlling financial interest, through ownership of the majority of the entities' voting equity interests, or through other contractual rights that give us control, are consolidated by us. All inter-company balances and transactions have been eliminated.

The preparation of our consolidated financial statements in accordance with U.S. GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Our critical accounting estimates are those which require assumptions to be made about matters that are highly uncertain. Actual results could differ from those estimates and such differences could have a material impact on our financial condition and/or results of operations. We believe that all of the decisions and assessments upon which our consolidated financial statements are based were reasonable at the time made based upon information available to us at that time. We rely on the experience of our Manager and Ellington and analysis of historical and current market data in order to arrive at what we believe to be reasonable estimates. See Note 2 of the notes to our consolidated financial statements for a complete discussion of our significant accounting policies. We have identified our most critical accounting estimates to be the following:

Valuation: We have elected the fair value option for the vast majority of our assets and liabilities for which such election is permitted, as provided for under ASC 825, *Financial Instruments* ("ASC 825"). Electing the fair value option allows us to record changes in fair value in our Consolidated Statement of Operations, which, in our view, more appropriately reflects the results of our operations for a particular reporting period as all securities activities will be recorded in a similar manner. As such, the mortgage-backed securities are recorded at fair value on our Consolidated Balance Sheet and the period change in fair value is recorded in current period earnings on our Consolidated Statement of Operations as a component of Change in net unrealized gains (losses) on securities. Purchase and sales transactions are generally recorded on trade date. Realized and unrealized gains and losses are calculated based on identified cost.

For financial instruments that are traded in an "active market," the best measure of fair value is the quoted market price. However, many of our financial instruments are not traded in an active market. Therefore, management generally uses third-party valuations when available. If third-party valuations are not available, management uses other valuation techniques, such as the discounted cash flow methodology.

Summary descriptions, for the various categories of financial instruments, of the valuation methodologies management uses in determining fair value of our financial instruments are detailed in Note 2 of the notes to our consolidated financial statements. Management utilizes such methodologies to assign a good faith fair value (the estimated price that, in an orderly transaction at the valuation date, would be received to sell an asset, or paid to transfer a liability, as the case may be) to each such financial instrument. See the notes to our consolidated financial statements for more information on valuation techniques used by management in the valuation of our assets and liabilities.

Because of the inherent uncertainty of valuation, the estimated fair value of our financial instruments may differ significantly from the values that would have been used had a ready market for the financial instruments existed, and the differences could be material to our consolidated financial statements.

The determination of estimated fair value of those of our financial instruments that are not traded in an active market requires the use of both macroeconomic and microeconomic assumptions and/or inputs, which are generally based on current market and economic conditions. Changes in market and/or economic conditions could have a significant adverse effect on the estimated fair value of our financial instruments. Changes to assumptions, including assumed market yields, may significantly impact the estimated fair value of our investments. Our valuations are sensitive to changes in interest rates; see the interest rate sensitivity analysis included in Item 3. Quantitative and Qualitative Disclosures about Market Risk in this Annual Report on Form 10-K for further information.

Interest Income: Coupon interest income on investment securities is accrued based on the outstanding principal balance and the current coupon rate on each security. We generally amortize premiums and accrete discounts on our fixed-income investments using the effective interest method. For certain of our securities, for purposes of estimating future expected cash flows, management uses assumptions including, but not limited to, assumptions for future prepayment rates, default rates, and loss severities (each of which may in turn incorporate various macroeconomic assumptions, such as future housing prices, GDP growth rates, and unemployment rates). These assumptions require the use of a significant amount of judgment. Any resulting changes in effective yield are recognized prospectively based on the current amortized cost of the investment as adjusted for credit impairment, if any.

The effective yield on our debt securities that are deemed to be of high credit quality (including Agency RMBS, exclusive of interest only securities) can be significantly impacted by our estimate of future prepayments. Future prepayment rates are difficult to predict. We estimate prepayment rates over the remaining life of our securities using models that generally incorporate the forward yield curve, current mortgage rates, mortgage rates on the outstanding loans, age and size of the outstanding loans, and other factors. We compare estimated prepayments to actual prepayments on a quarterly basis, and effective yields are recalculated retroactive to the time of purchase. When differences arise between our previously calculated effective yields and our current calculated effective yields, a catch-up adjustment, or "Catch-up Amortization Adjustment," is made to interest income to reflect the cumulative impact of the changes in effective yields. For the years ended December 31, 2023 and 2022, we recognized a Catch-up Amortization Adjustment of $(0.1) million and $3.1 million, respectively. The Catch-up Amortization Adjustment is reflected as an increase (decrease) to interest income on the Consolidated Statement of Operations.

Our accretion of discounts and amortization of premiums on securities for U.S. federal and other tax purposes is likely to differ from the accounting treatment under U.S. GAAP of these items as described above.

See the Note 2 of the notes to our consolidated financial statements for more information on the assumptions and methods that we use to amortize purchase premiums and accrete purchase discounts.

Income Taxes: We made an election to be taxed as a REIT for U.S. federal income tax purposes and are generally not subject to corporate-level federal and state income tax on net income we distribute to our shareholders within the prescribed time frames. We may take positions with respect to certain tax issues which depend on legal interpretation of facts or applicable tax regulations. Should the relevant tax regulators successfully challenge any such positions, we might be found to have a tax liability that has not been recorded in the accompanying consolidated financial statements. Also, management's conclusions regarding the authoritative guidance may be subject to review and adjustment at a later date based on changing tax laws, regulations, and interpretations thereof. As of December 31, 2023, the REIT had a net operating loss carry-forward of approximately $39 million. See Note 2 to our consolidated financial statements for additional details on income taxes.

Recent Accounting Pronouncements

Refer to the notes to our consolidated financial statements for a description of relevant recent accounting pronouncements.

Financial Condition

Investment portfolio

The following tables summarize our securities portfolio as of December 31, 2023 and 2022:

($ In thousands)	December 31, 2023					December 31, 2022				
	Current Principal	Fair Value	Average Price[1]	Cost	Average Cost[1]	Current Principal	Fair Value	Average Price[1]	Cost	Average Cost[1]
Agency Portfolio:										
Agency RMBS[2]										
15-year fixed-rate mortgages	$ 28,647	$ 27,847	97.21	$ 28,765	100.41	$ 47,453	$ 45,324	95.51	$ 48,899	103.05
20-year fixed-rate mortgages	8,524	7,863	92.25	9,033	105.97	10,812	9,691	89.63	11,508	106.44
30-year fixed-rate mortgages	697,510	670,294	96.10	682,379	97.83	841,823	781,754	92.86	849,168	100.87
ARMs	7,127	7,119	99.89	8,060	113.09	8,696	8,663	99.62	9,595	110.34
Reverse mortgages	14,406	14,874	103.25	16,589	115.15	17,506	17,852	101.98	19,659	112.30
Total Agency RMBS	756,214	727,997	96.27	744,826	98.49	926,290	863,284	93.20	938,829	101.35
Agency IOs	n/a	7,415	n/a	6,607	n/a	n/a	9,313	n/a	9,212	n/a
Total Agency		735,412		751,433			872,597		948,041	
Credit Portfolio:										
CLO Notes	16,876	14,491	85.87	14,441	85.57	—	—	—	—	—
CLO Equity	n/a	2,926	n/a	2,947	n/a	—	—	—	—	—
Non-Agency RMBS[2]	9,953	9,409	94.53	8,189	82.28	16,895	12,566	74.38	12,414	73.48
Non-Agency IOs	n/a	11,310	n/a	8,700	n/a	n/a	8,138	n/a	6,289	n/a
Preferred equity securities	—	—	—	—	—	n/a	208	n/a	202	n/a
Total Credit		38,136		34,277			20,912		18,905	
U.S. Treasury securities sold short	—	—	—	—	—	(500)	(498)	99.60	(499)	99.80
Reverse repurchase agreements	—	—	—	—	—	499	499	100.00	499	100.00
Total		$ 773,548		$ 785,710			$ 893,510		$ 966,946	

(1) Expressed as a percentage of the current principal balance.
(2) Excludes IOs.

As of December 31, 2023, 89% of our invested capital was allocated to mortgage-related securities and 11% was allocated to corporate CLOs. The majority of our mortgage-related securities are Agency RMBS, which include investments in Agency pools and Agency collateralized mortgage obligations, or "CMOs."

Our most prevalent method of financing RMBS is through short-term repos, which generally have maturities of 364 days or less. The weighted average lives of the RMBS that we own are generally much longer. Consequently, the weighted average term of our repurchase agreement financings will almost always be substantially shorter than the expected average maturity of our RMBS. This mismatch in maturities, together with the uncertainty of RMBS prepayments, and other potential changes in timing and/or amount of cash flows on our RMBS assets, creates the risk that changes in interest rates will cause our financing costs with respect to our RMBS to increase relative to the income on our RMBS over the term of our investments.

Financial Derivatives

The following table summarizes our portfolio of financial derivative holdings as of December 31, 2023 and 2022:

(In thousands)	December 31, 2023	December 31, 2022
Financial derivatives–assets, at fair value:		
TBA securities purchase contracts	$ 654	$ —
TBA securities sale contracts	—	3,568
Fixed payer interest rate swaps	67,719	65,202
Fixed receiver interest rate swaps	3,622	—
Futures	2,284	—
Total financial derivatives–assets, at fair value	74,279	68,770
Financial derivatives–liabilities, at fair value:		
TBA securities purchase contracts	(13)	(664)
TBA securities sale contracts	(1,863)	—
Fixed payer interest rate swaps	(4,182)	—
Fixed receiver interest rate swaps	(576)	(2,373)
Futures	(63)	(82)
Credit Default Swaps	(632)	—
Total financial derivatives–liabilities, at fair value	(7,329)	(3,119)
Total	$ 66,950	$ 65,651

Pursuant to our hedging program, we engage in a variety of interest rate hedging activities that are designed to reduce the interest rate risk with respect to the liabilities incurred to acquire or hold RMBS. These interest rate hedges generally seek to reduce the interest rate sensitivity of our liabilities or, in other words, reduce the volatility of our financing cost over time attributable to interest rate changes. Our interest rate hedging transactions may include:

- Interest rate swaps (a contract exchanging a variable rate for a fixed rate, or vice versa);

- Interest rate swaptions (options to enter into interest rate swaps at a future date);

- TBA forward contracts on Agency pass-through certificates;

- Short sales of U.S. Treasury securities;

- Eurodollar and U.S. Treasury futures; and

- Other derivatives.

We generally enter into these transactions to offset the potential adverse effects of rising interest rates on short-term repurchase agreements. Our repurchase agreements generally have maturities of up to 364 days and carry interest rates that are determined by reference to a benchmark rate such as SOFR for those same periods. As each then-existing fixed-rate repo borrowing matures, it will generally be replaced with a new fixed-rate repo borrowing based on market interest rates established at that future date.

In the case of interest rate swaps, most of our contracts are structured such that we receive payments based on a variable interest rate and make payments based on a fixed interest rate. The variable interest rate on which payments are received is generally calculated based on various reset mechanisms for a benchmark rate such as SOFR. To the extent that the benchmark rates used to calculate the payments we receive on our interest rate swaps continue to be highly correlated with our repo borrowing costs, our interest rate swap contracts should help to reduce the variability of our overall repo borrowing costs, thus reducing risk to the extent we hold fixed-rate assets that are financed with repo borrowings.

In the case of TBAs, many of our positions are short TBA positions with negative duration, meaning that should interest rates rise, the value of the short position would be expected to increase. This expected increase in value would then serve to offset corollary expected increases in our current and/or future borrowing costs under our repurchase agreements, and so in this manner our short TBA positions serve as a hedge against potential increases in interest rates. While we use TBAs to hedge interest rate risk and certain other risks, we also hold net long positions in certain TBA securities as a means of acquiring exposure to Agency RMBS.

Credit Risk Hedging

We also selectively enter into credit-hedging positions in order to protect against adverse credit events with respect to our CLO and/or non-Agency RMBS investments, subject to maintaining our qualification as a REIT. Our credit hedging portfolio can vary significantly from period to period, and can encompass a wide variety of financial instruments, including corporate debt or equity-related instruments, RMBS- or CMBS-related instruments, or instruments involving other markets. Our hedging instruments can include both "single-name" instruments (i.e., instruments referencing one underlying entity or security) and hedging instruments referencing indices. Currently, our credit hedges consist of CDS on corporate bond indices, although there are periods of time where we have no credit hedges in place.

The composition and relative mix of our hedging instruments may vary from period to period given the amount of our liabilities outstanding or anticipated to be entered into, the overall market environment and our view as to which instruments best enable us to execute our hedging goals.

Leverage

The following table summarizes our outstanding liabilities under repurchase agreements as of December 31, 2023 and 2022. We had no other borrowings outstanding.

	December 31, 2023			December 31, 2022		
		Weighted Average			**Weighted Average**	
Remaining Days to Maturity	**Borrowings Outstanding**	**Interest Rate**	**Remaining Days to Maturity**	**Borrowings Outstanding**	**Interest Rate**	**Remaining Days to Maturity**
	(In thousands)			*(In thousands)*		
30 days or less	$ 713,678	5.56 %	17	$ 563,926	4.01 %	14
31-60 days	6,131	6.69	46	210,569	2.73	44
61-90 days	9,734	6.47	67	67,960	4.16	72
Total	$ 729,543	5.58 %	17	$ 842,455	3.70 %	26

We finance our assets with what we believe to be a prudent amount of leverage, which will vary from time to time based upon the particular characteristics of our portfolio, availability of financing, and market conditions. As of December 31, 2023 and 2022, our total debt-to-equity ratio was 5.4:1 and 7.5:1, respectively. Collateral transferred with respect to our outstanding repo borrowings, including net cash collateral posted or (received), had an aggregate fair value of $0.8 billion and $0.9 billion, as of December 31, 2023 and December 31, 2022, respectively. Our debt-to-equity ratio may fluctuate period over period based on portfolio management decisions, market conditions, capital markets conditions, and the timing of security purchase and sale transactions.

Shareholders' Equity

As of December 31, 2023, our shareholders' equity increased to $136.2 million from $112.4 million as of December 31, 2022. This increase principally consisted of net proceeds from the issuance of shares of $33.6 million and a net gain of $4.6 million, partially offset by dividends declared of $14.5 million. As of December 31, 2023, our book value per share was $7.32, as compared to $8.40 as of December 31, 2022.

Results of Operations for the Years Ended December 31, 2023 and 2022

The following table summarizes our results of operations for the years ended December 31, 2023 and 2022:

	Year Ended December 31,	
(In thousands except for per share amounts)	**2023**	**2022**
Interest Income (Expense)		
Interest income	$ 42,549	$ 35,006
Interest expense	(45,256)	(14,820)
Net interest income (expense)	(2,707)	20,186
Expenses		
Management fees to affiliate	1,804	1,758
Other operating expenses	3,731	3,370
Total expenses	5,535	5,128
Other Income (Loss)		
Net realized and change in net unrealized gains (losses) on securities	3,171	(152,785)
Net realized and change in net unrealized gains (losses) on financial derivatives	9,630	107,529
Total Other Income (Loss)	12,801	(45,256)
Net Income (Loss)	$ 4,559	$ (30,198)
Net Income (Loss) Per Common Share	$ 0.31	$ (2.29)

Net Income (Loss)

Net income (loss) for the year ended December 31, 2023 was $4.6 million, as compared to $(30.2) million for the year ended December 31, 2022. The reversal in our results of operations year over year was primarily due to a total other income in the current period as compared to a total other loss in the prior period. Gains in the current year were partially offset by a significant increase in interest expense, primarily as a result of higher financing costs stemming from the significant increase in short-term interest rates during 2023.

Interest Income

Our portfolio as of both December 31, 2023 and 2022 consisted primarily of Agency RMBS, and to a lesser extent, non-Agency RMBS, and as of December 31, 2023, CLO investments. Before interest expense, we earned approximately $38.8 million and $33.4 million in interest income on these securities for the years ended December 31, 2023 and 2022, respectively. The year-over-year increase in interest income primarily resulted from higher asset yields on both our Agency and credit portfolios and to a lesser extent higher average holdings on our credit portfolio, partially offset by lower average holdings on our Agency RMBS portfolio. The Catch-up Amortization Adjustment causes variability in our interest income and portfolio yields. For the year ended December 31, 2023, we had a negative Catch-up Amortization Adjustments of approximately $(0.1) million, which decreased interest income. For the year ended December 31, 2022, we had a positive Catch-up Amortization Adjustments of approximately $3.1 million, which increased interest income. Excluding the Catch-up Amortization Adjustments, the weighted average yield of our overall portfolio was 4.09% and 2.80% for the years ended December 31, 2023 and 2022, respectively.

The following table details our interest income, average holdings of yield-bearing assets, and weighted average yield based on amortized cost for the years ended December 31, 2023 and 2022:

	Agency[1]			Credit[1]			Total[1]		
(In thousands)	Interest Income	Average Holdings	Yield	Interest Income	Average Holdings	Yield	Interest Income	Average Holdings	Yield
Year ended December 31, 2023	$ 36,186	$ 928,386	3.90 %	$ 2,645	$ 22,678	11.66 %	$ 38,831	$ 951,064	4.08 %
Year ended December 31, 2022	$ 31,866	$ 1,067,399	2.99 %	$ 1,558	$ 14,115	11.04 %	$ 33,424	$ 1,081,514	3.09 %

(1) Amounts exclude interest income on cash and cash equivalents (including when posted as margin), long U.S. Treasury securities, and reverse repurchase agreements.

Interest Expense

For the years ended December 31, 2023 and 2022, the majority of interest expense that we incurred was related to our repo borrowings, which we use to finance our assets. We also incur interest expense in connection with our short positions in U.S. Treasury securities as well as on our counterparties' cash collateral held by us. Our total interest expense for the years ended December 31, 2023 and 2022 was $45.3 million and $14.8 million, respectively, which primarily consisted of interest expense on our repo borrowings. The year-over-year increase in our total interest expense resulted mainly from higher financing costs stemming from the significant increase in short-term interest rates.

The following table provides details of our borrowings under repurchase agreements for the years ended December 31, 2023 and 2022:

(In thousands)	Year Ended December 31, 2023			Year Ended December 31, 2022		
	Average Borrowed Funds	Interest Expense	Average Cost of Funds	Average Borrowed Funds	Interest Expense	Average Cost of Funds
Repurchase Agreements:						
Agency RMBS	$ 822,543	$ 42,386	5.15 %	$ 982,375	$ 13,398	1.36 %
Credit	15,497	1,015	6.55 %	9,686	313	3.23 %
Subtotal[1]	838,040	43,401	5.18 %	992,061	13,711	1.38 %
U.S. Treasury securities	16,023	849	5.30 %	15,246	394	2.58 %
Total	$ 854,063	$ 44,250	5.18 %	$ 1,007,307	$ 14,105	1.40 %

(1) Excludes U.S. Treasury securities.

Adjusted Cost of Funds

Among other instruments, we use interest rate swaps and U.S. Treasury securities to hedge against the risk to our borrowings of rising interest rates. As an alternative cost of funds measure, we add to our repo borrowing cost the net periodic amounts paid or payable by us on our interest rate swaps and the net interest (income) expense we incur on our positions in U.S. Treasury securities, and express the total as a percentage of our average outstanding repurchase agreement borrowings on yield-bearing assets (excluding U.S. Treasury securities).

The following table details the components of our adjusted cost of funds[1][2] for the years ended December 31, 2023 and 2022:

(In thousands)	Year Ended December 31, 2023			Year Ended December 31, 2022		
	Average Borrowed Funds[3]	Interest Expense (Benefit)	Average Cost of Funds	Average Borrowed Funds[3]	Interest Expense (Benefit)	Average Cost of Funds
Repurchase Agreements:						
Agency RMBS	$ 822,543	$ 42,386	5.15 %	$ 982,375	$ 13,398	1.36 %
Credit	15,497	1,015	6.55 %	9,686	313	3.23 %
Subtotal[4]	838,040	43,401	5.18 %	992,061	13,711	1.38 %
Adjustments:						
Net interest (income) expense related to U.S. Treasury securities[5]		9	— %		298	0.03 %
Net periodic expense (benefit) paid or payable on interest rate swaps		(21,078)	(2.52)%		(1,908)	(0.19)%
Total Adjusted Cost of Funds	$ 838,040	$ 22,332	2.66 %	992,061	12,101	1.22 %

(1) This metric does not take into account other instruments that we use to hedge interest rate risk, such as TBAs, swaptions, and futures.
(2) Conformed to current period presentation.
(3) Excludes average borrowed funds related to repurchase agreements collateralized by U.S. Treasury securities.
(4) Excludes U.S. Treasury securities.
(5) Includes interest expense from repurchase agreements collateralized by U.S. Treasury securities and from positions in short U.S. Treasury securities and interest income from reverse repurchase agreements collateralized by U.S. Treasury securities and from positions in long U.S. Treasury securities.

For the year ended December 31, 2023, the weighted average yield on our Agency RMBS and credit portfolios excluding the impact of the Catch-up Amortization Adjustment was 4.09%, while our total adjusted average cost of funds, including interest rate swaps and net short U.S. Treasury securities, was 2.66%, resulting in a net interest margin of 1.43%. By comparison, for the year ended December 31, 2022, the weighted average yield of our portfolio of Agency and non-Agency RMBS excluding the impact of the Catch-up Amortization Adjustment was 2.80%, while our total adjusted average cost of funds, including interest rate swaps and short U.S. Treasury securities, was 1.22%, resulting in a net interest margin of 1.58%.

Management Fees

For each of the years ended December 31, 2023 and 2022, our management fee expense was approximately $1.8 million. Management fees are calculated based on our shareholders' equity at the end of each quarter.

Other Operating Expenses

Other operating expenses, as presented above, includes professional fees, compensation expense, insurance expense, and various other operating expenses included on the Consolidated Statement of Operations incurred in connection with the operation of our business. For the years ended December 31, 2023 and 2022, our other operating expenses were approximately $3.7 million and $3.4 million, respectively. The increase in other operating expenses for the year ended December 31, 2023 was primarily due to an increase in professional fees.

Other Income (Loss)

Other income (loss) consists of net realized and net change in unrealized gains (losses) on securities and financial derivatives. For the year ended December 31, 2023, Other income (loss) was $12.8 million, consisting of net realized and unrealized gains of $9.6 million and $3.2 million on our financial derivatives and securities, respectively. Net realized and unrealized gains of $9.6 million on our financial derivatives consisted of net realized and unrealized gains of $8.3 million on our TBAs and $2.6 million on our interest rate swaps, partially offset by net realized and unrealized losses of $(0.8) million on our U.S Treasury futures and $(0.4) million on our credit default swaps. The net gain on our financial derivatives was primarily the result of sharply rising interest rates in the second and third quarters of the year. These gains were partially offset by net losses in the first and fourth quarters, driven by declining interest rates. Net realized and unrealized gains of $3.2 million on our securities consisted primarily of net realized and unrealized gains of $1.5 million on our non-Agency RMBS and $1.4 million on our U.S. Treasury securities.

For the year ended December 31, 2022, Other income (loss) was $(45.3) million, consisting primarily of net realized and unrealized losses of $(152.8) million on our securities, which were partially offset by net realized and unrealized gains of $107.5 million on our financial derivatives. Net realized and unrealized losses of $(152.8) million on our securities consists primarily of net realized and unrealized losses of $(156.2) million on our Agency RMBS, driven by significantly lower asset prices year over year due to rising interest rates and widening yield spreads. The net realized and unrealized gains on our financial derivatives of $107.5 million consisted of net realized and unrealized gains of $64.4 million on our interest rate swaps, $22.2 million on our net short positions in TBAs, and $20.9 million on our U.S. Treasury futures. The net gains on our financial derivatives were primarily the result of the significant increase in interest rates, and in the case of short positions in TBAs, also of widening yields spreads.

Adjusted Distributable Earnings

We calculate Adjusted Distributable Earnings as net income (loss), excluding realized and change in net unrealized gains and (losses) on securities and financial derivatives, and excluding other income or loss items that are of a non-recurring nature, if any. Adjusted Distributable Earnings includes net realized and change in net unrealized gains (losses) associated with periodic settlements on interest rate swaps. Adjusted Distributable Earnings also excludes the effect of the Catch-up Amortization Adjustment on interest income. The Catch-up Amortization Adjustment is a quarterly adjustment to premium amortization or discount accretion triggered by changes in actual and projected prepayments on our Agency RMBS (accompanied by a corresponding offsetting adjustment to realized and unrealized gains and losses). The adjustment is calculated as of the beginning of each quarter based on our then-current assumptions about cashflows and prepayments, and can vary significantly from quarter to quarter.

Adjusted Distributable Earnings is a supplemental non-GAAP financial measure. We believe that the presentation of Adjusted Distributable Earnings provides information useful to investors, because: (i) we believe that it is a useful indicator of both current and projected long-term financial performance, in that it excludes the impact of certain current period earnings components that we believe are less useful in forecasting long-term performance and dividend-paying ability; (ii) we use it to evaluate the effective net yield provided by our portfolio, after the effects of financial leverage; and (iii) we believe that presenting Adjusted Distributable Earnings assists our investors in measuring and evaluating our operating performance, and comparing our operating performance to that of our residential mortgage REIT peers. Our calculation of Adjusted Distributable Earnings may differ from the calculation of similarly titled non-GAAP financial measures by our peers, with the result that these non-GAAP financial measures might not be directly comparable; Adjusted Distributable Earnings excludes certain items, such as most realized and unrealized gains and losses, that may impact the amount of cash that is actually available for distribution.

In addition, because Adjusted Distributable Earnings is an incomplete measure of our financial results and differs from net income (loss) computed in accordance with U.S. GAAP, it should be considered supplementary to, and not as a substitute for, net income (loss) computed in accordance with U.S. GAAP.

Furthermore, Adjusted Distributable Earnings is different from REIT taxable income. As a result, the determination of whether we have met the requirement to distribute at least 90% of our annual REIT taxable income (subject to certain adjustments) to its shareholders, in order to maintain qualification as a REIT, is not based on whether we have distributed 90% of our Adjusted Distributable Earnings.

In setting our dividend, our Board of Trustees considers our earnings, liquidity, financial condition, REIT distribution requirements, and financial covenants, along with other factors that the Board of Trustees may deem relevant from time to time.

The following table reconciles, for the years ended December 31, 2023 and 2022, Adjusted Distributable Earnings to the line on the Consolidated Statement of Operations entitled Net Income (Loss), which we believe is the most directly comparable U.S. GAAP measure:

	Year Ended December 31,	
(In thousands except for share amounts)	**2023**	**2022**
Net Income (Loss)	$ 4,559	$ (30,198)
Adjustments:		
Net realized (gains) losses on securities	58,103	73,682
Change in net unrealized (gains) losses on securities	(61,274)	79,103
Net realized (gains) losses on financial derivatives	(28,562)	(48,996)
Change in net unrealized (gains) losses on financial derivatives	18,932	(58,533)
Net realized gains (losses) on periodic settlements of interest rate swaps	7,388	626
Change in net unrealized gains (losses) on accrued periodic settlements of interest rate swaps	13,690	1,282
Non-recurring expenses	102	—
Negative (positive) component of interest income represented by Catch-up Amortization Adjustment	62	(3,144)
Subtotal	8,441	44,020
Adjusted Distributable Earnings	$ 13,000	$ 13,822
Weighted Average Shares Outstanding	14,875,314	13,163,106
Adjusted Distributable Earnings Per Share	$ 0.87	$ 1.05

Liquidity and Capital Resources

Liquidity refers to our ability to generate and obtain adequate amounts of cash to meet our requirements, including repaying our borrowings, funding and maintaining RMBS and other assets, paying dividends, and other general business needs. Our short-term (the 12 months following period end) and long-term (beyond 12 months from period end) liquidity requirements include acquisition costs for assets we acquire, payment of our management fee, compliance with margin requirements under our repurchase agreements, TBA and other financial derivative contracts, repayment of repurchase agreement borrowings to the extent we are unable or unwilling to extend our repurchase agreements, the payment of dividends, and payment of our general operating expenses. Our capital resources primarily include cash on hand, cash flow from our investments (including monthly principal and interest payments received on our securities and proceeds from the sale of securities), borrowings under repurchase agreements, and proceeds from equity offerings. We expect that these sources of funds will be sufficient to meet our short-term and long-term liquidity needs.

We borrow funds in the form of repurchase agreements. The terms of our repo borrowings are predominantly governed by Master Repurchase Agreements, or "MRAs," which generally conform to the terms in the standard master repurchase agreement as published by the Securities Industry and Financial Markets Association as to repayment and margin requirements.

In addition, each lender may require that we include supplemental terms and conditions to the standard master repurchase agreement. Typical supplemental terms and conditions include the addition of or changes to provisions relating to margin calls, net asset value requirements, cross default provisions, certain key person events, changes in corporate structure, and requirements that all controversies related to the repurchase agreement be litigated in a particular jurisdiction. These provisions may differ for each of our lenders.

As of December 31, 2023 and 2022, we had $729.5 million and $842.5 million outstanding under our repurchase agreements, respectively. As of December 31, 2023, our outstanding repurchase agreements were with 19 counterparties.

The amounts borrowed under our repurchase agreements are generally subject to the application of "haircuts." A haircut is the percentage discount that a repo lender applies to the market value of an asset serving as collateral for a repo borrowing, for the purpose of determining whether such repo borrowing is adequately collateralized. As of December 31, 2023 and 2022, the weighted average contractual haircut applicable to the assets that serve as collateral for our outstanding repo borrowings was 5.7% and 5.5%, respectively.

The following table details total outstanding borrowings, average outstanding borrowings, and the maximum outstanding borrowings at any month end for each quarter under repurchase agreements for the past twelve quarters.

Quarter Ended	Borrowings Outstanding at Quarter End		Average Borrowings Outstanding		Maximum Borrowings Outstanding at Any Month End
			(In thousands)		
December 31, 2023	$	729,543	$	781,615	$	787,217
September 30, 2023		811,180		877,620		900,511
June 30, 2023		875,030		880,957		883,043
March 31, 2023		875,670		876,846		897,629
December 31, 2022		842,455		899,752		881,401
September 30, 2022		938,046		928,942		940,321
June 30, 2022		950,339		1,070,229		1,087,826
March 31, 2022		1,211,163		1,133,738		1,211,163
December 31, 2021		1,064,835		1,068,384		1,088,712
September 30, 2021		1,062,197		1,114,820		1,140,182
June 30, 2021		1,135,497		1,166,954		1,196,779
March 31, 2021		1,106,724		1,040,521		1,106,724

As of December 31, 2023, we had an aggregate amount at risk under our repurchase agreements with 19 counterparties of $50.1 million. As of December 31, 2022, we had an aggregate amount at risk under our repurchase agreements with 17 counterparties of $49.8 million. Amounts at risk represent the excess, if any, for each counterparty of the fair value of collateral held by such counterparty over the amounts outstanding under repurchase agreements. If the amounts outstanding under repurchase agreements with a particular counterparty are greater than the collateral held by the counterparty, there is no amount at risk for the particular counterparty. Amounts at risk under our repurchase agreements as of December 31, 2023 and 2022 does not include $0.5 million and $1.5 million, respectively, of net accrued interest receivable, which is defined as accrued interest on securities held as collateral less interest payable on cash borrowed.

Our derivatives are predominantly subject to bilateral master trade agreements or clearing in accordance with the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the "Dodd-Frank Act." We may be required to deliver or receive cash or securities as collateral upon entering into derivative transactions. Changes in the relative value of derivative transactions may require us or the counterparty to post or receive additional collateral. Entering into derivative contracts involves market risk in excess of amounts recorded on our balance sheet. In the case of cleared derivatives, the clearinghouse becomes our counterparty and the future commission merchant acts as an intermediary between us and the clearinghouse with respect to all facets of the related transaction, including the posting and receipt of required collateral.

As of December 31, 2023, we had an aggregate amount at risk under our derivative contracts, excluding TBAs, with three counterparties of approximately $26.0 million. As of December 31, 2022, we had an aggregate amount at risk under our derivatives contracts, excluding TBAs, with three counterparties of approximately $24.5 million. Amounts at risk under our derivatives contracts represent the excess, if any, for each counterparty of the fair value of our derivative contracts plus our collateral held directly by the counterparty less the counterparty's collateral held by us. If a particular counterparty's collateral held by us is greater than the aggregate fair value of the financial derivatives plus our collateral held directly by the counterparty, there is no amount at risk for the particular counterparty.

We purchase and sell TBAs and Agency pass-through certificates on a when-issued or delayed delivery basis. The delayed delivery for these securities means that these transactions are more prone to market fluctuations between the trade date and the ultimate settlement date, and therefore are more vulnerable, especially in the absence of margining arrangements with respect to these transactions, to increasing amounts at risk with the applicable counterparties. As of December 31, 2023, in connection with our forward settling TBA and Agency pass-through certificates, we had an aggregate amount at risk with seven counterparties of approximately $1.7 million. As of December 31, 2022, in connection with our forward settling TBA and Agency pass-through certificates, we had an aggregate amount at risk with eight counterparties of approximately $4.6 million. Amounts at risk in connection with our forward settling TBA and Agency pass-through certificates represent the excess, if any, for each counterparty of the net fair value of the forward settling contracts plus our collateral held directly by the counterparty less the counterparty's collateral held by us. If a particular counterparty's collateral held by us is greater than the aggregate fair value of the forward settling contracts plus our collateral held directly by the counterparty, there is no amount at risk for the particular counterparty.

As of December 31, 2023, we had cash and cash equivalents of $38.5 million.

The timing and frequency of distributions will be determined by our Board of Trustees based upon a variety of factors deemed relevant by our trustees, including restrictions under applicable law, our capital requirements, and the REIT requirements of the Code. The declaration of dividends to our shareholders and the amount of such dividends are at the discretion of our Board of Trustees. The following table sets forth the dividend distributions authorized by the Board of Trustees for the periods indicated below:

Year Ended December 31, 2023:

Dividend Per Share		Dividend Amount		Declaration Date	Record Date	Payment Date
		(In thousands)				
$	0.08	$	1,488	December 7, 2023	December 29, 2023	January 25, 2024
	0.08		1,332	November 7, 2023	November 30, 2023	December 26, 2023
	0.08		1,307	October 6, 2023	October 31, 2023	November 27, 2023
	0.08		1,270	September 7, 2023	September 29, 2023	October 25, 2023
	0.08		1,258	August 7, 2023	August 31, 2023	September 25, 2023
	0.08		1,209	July 10, 2023	July 31, 2023	August 25, 2023
	0.08		1,150	June 7, 2023	June 30, 2023	July 25, 2023
	0.08		1,115	May 8, 2023	May 31, 2023	June 26, 2023
	0.08		1,106	April 10, 2023	April 28, 2023	May 25, 2023
	0.08		1,106	March 7, 2023	March 31, 2023	April 25, 2023
	0.08		1,103	February 7, 2023	February 28, 2023	March 27, 2023
	0.08		1,096	January 9, 2023	January 31, 2023	February 27, 2023

Year Ended December 31, 2022:

Dividend Per Share		Dividend Amount	Declaration Date	Record Date	Payment Date
		(In thousands)			
$	0.08	$ 1,070	December 7, 2022	December 30, 2022	January 25, 2023
	0.08	1,063	November 7, 2022	November 30, 2022	December 27, 2022
	0.08	1,060	October 6, 2022	October 31, 2022	November 25, 2022
	0.08	1,060	September 8, 2022	September 30, 2022	October 25, 2022
	0.08	1,058	August 4, 2022	August 31, 2022	September 26, 2022
	0.08	1,046	July 8, 2022	July 29, 2022	August 25, 2022
	0.08	1,046	June 7, 2022	June 30, 2022	July 25, 2022
	0.08	1,049	May 2, 2022	May 31, 2022	June 27, 2022
	0.10	1,311	April 7, 2022	April 29, 2022	May 25, 2022
	0.10	1,311	March 7, 2022	March 31, 2022	April 25, 2022
	0.10	1,311	February 7, 2022	February 28, 2022	March 25, 2022
	0.10	1,311	January 7, 2022	January 31, 2022	February 25, 2022

On January 8, 2024, the Board of Trustees approved a monthly dividend in the amount of $0.08 per share payable on February 26, 2024 to shareholders of record as of January 31, 2024.

On February 7, 2024, the Board of Trustees approved a monthly dividend in the amount of $0.08 per share payable on March 25, 2024 to shareholders of record as of February 29, 2024.

On March 7, 2024, the Board of Trustees approved a monthly dividend in the amount of $0.08 per share payable on April 25, 2024 to shareholders of record as of March 29, 2024.

At those times when cash flows from our operating activities are insufficient to fund our dividend payments, we fund such dividend payments through cash flows from our investing and/or financing activities, and in some cases from additional cash on hand. The following paragraphs summarize our cash flows for the years ended December 31, 2023 and 2022.

For the year ended December 31, 2023, our operating activities used net cash of $10.0 million and our investing activities provided net cash of $85.7 million. Our repo activity used to finance our purchase of securities (including repayments, in conjunction with the sales of securities, of amounts borrowed under our repurchase agreements as well as collateral posted in connection with our repo activity) used net cash of $91.4 million. Thus our operating and investing activities, when combined with our net repo financing activities, used net cash of $15.7 million. We also received proceeds from the issuance of common shares, net of commissions and offering costs paid of $33.6 million. We also used $14.1 million to pay dividends. As a result of these activities, there was an increase in our cash holdings of $3.7 million, from $34.8 million as of December 31, 2022 to $38.5 million as of December 31, 2023.

For the year ended December 31, 2022, our operating activities provided net cash of $22.4 million and our investing activities provided net cash of $110.5 million. Our repo activity used to finance our purchase of securities (including repayments, in conjunction with the sales of securities, of amounts borrowed under our repurchase agreements as well as collateral posted in connection with our repo activity) used net cash of $155.0 million. Thus our operating and investing activities, when combined with our net repo financing activities, used net cash of $22.0 million. We also received net proceeds from the issuance of common shares, net of commissions and offering costs paid of $2.0 million. We used $13.9 million to pay dividends, and $0.3 million to repurchase common shares. As a result of these activities, there was a decrease in our cash holdings of $34.2 million, from $69.0 million as of December 31, 2021 to $34.8 million as of December 31, 2022.

On April 2, 2021, we implemented an "at-the-market" offering program, or "ATM program," by entering into equity distribution agreements with third party sales agents under which we are authorized to offer and sell up to $75.0 million of common shares from time to time. The 2021 ATM program was terminated in connection with the establishment of the 2023 ATM program, hereinafter defined. On November 14, 2023, we implemented an "at the market" offering program, or the "2023 ATM program," by entering into equity distribution agreements with third party sales agents under which we are authorized to offer and sell up to $100.0 million of common shares from time to time. In the aggregate, under the 2021 ATM program and 2023 ATM program, during the year ended December 31, 2023, we issued 5,183,037 common shares which provided $33.6 million of net proceeds after $0.5 million of commissions and $0.2 million of offering costs. As of December 31, 2023, we had $85.9 million of common shares available to be issued remaining under the 2023 ATM program. From commencement of the 2023 ATM program through March 1, 2024, we issued 3,480,148 common shares under the 2023 ATM program, which provided $21.2 million of net proceeds after $0.2 million of commissions and $0.2 million of offering costs.

On June 13, 2018, our Board of Trustees approved the adoption of a share repurchase program under which we are authorized to repurchase up to 1.2 million common shares. The program, which is open-ended in duration, allows us to make repurchases from time to time on the open market or in negotiated transactions, including through Rule 10b5-1 plans. Repurchases are at our discretion, subject to applicable law, share availability, price and our financial performance, among other considerations. Under the current repurchase program adopted on June 13, 2018, we have repurchased 474,192 common shares through May 12, 2023 at an average price per share of $9.21 and an aggregate cost of $4.4 million, and have authorization to repurchase an additional 725,808 common shares. We did not purchase any shares under this program during the year ended December 31, 2023.

Based on our current portfolio, amount of free cash on hand, debt-to-equity ratio and current and anticipated availability of credit, we believe that our capital resources will be sufficient to enable us to meet anticipated short-term and long-term liquidity requirements.

We are not required by our investment guidelines to maintain any specific debt-to-equity ratio, and we believe that the appropriate leverage for the particular assets we hold depends on the credit quality and risk of those assets, as well as the general availability and terms of stable and reliable financing for those assets.

Contractual Obligations and Commitments

We are a party to a management agreement with our Manager. Pursuant to that agreement, our Manager is entitled to receive a management fee based on shareholders' equity, reimbursement of certain expenses and, in certain circumstances, a termination fee. Such fees and expenses do not have fixed and determinable payments. For a description of the management agreement provisions, see Note 9 to our consolidated financial statements.

We enter into repurchase agreements with third-party broker-dealers whereby we sell securities to such broker-dealers at agreed-upon purchase prices at the initiation of the repurchase agreements and agree to repurchase such securities at predetermined repurchase prices and termination dates, thus providing the broker-dealers with an implied interest rate on the funds initially transferred to us by the broker-dealers. We may enter into reverse repurchase agreements with third-party broker-dealers whereby we purchase securities under agreements to resell at an agreed-upon price and date. In general, we most often will enter into reverse repurchase agreement transactions in order to effectively borrow securities that we can then deliver to counterparties to whom we have made short sales of the same securities. The implied interest rates on the repurchase agreements and reverse repurchase agreements we enter into are based upon competitive market rates at the time of initiation. Repurchase agreements and reverse repurchase agreements that are conducted with the same counterparty may be reported on a net basis if they meet the requirements of ASC 210-20, *Balance Sheet, Offsetting*. As of both December 31, 2023 and 2022, there were no repurchase agreements and reverse repurchase agreements reported on a net basis on the Consolidated Balance Sheet.

As of December 31, 2023, we had $729.5 million of outstanding borrowings with 19 counterparties.

Off-Balance Sheet Arrangements

As of December 31, 2023, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. Further, we have not guaranteed any obligations of unconsolidated entities nor do we have any commitment or intent to provide funding to any such entities. As such, we are not materially exposed to any market, credit, liquidity, or financing risk that could arise if we had engaged in such relationships.

Inflation

Virtually all of our assets and liabilities are interest rate-sensitive in nature. As a result, interest rates and other factors generally influence our performance more than does inflation. Our activities and balance sheet are measured with reference to historical cost and/or fair market value without considering inflation.

However, elevated long-term inflation could adversely impact the performance of our investment portfolio, or the prices of our investments, or both. For example, if higher inflation is not matched by an increase in wages, inflation could cause the real income of the borrowers whose loans underlie our non-Agency RMBS to decline.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The primary components of our market risk are related to interest rate risk, prepayment risk, and credit risk. We seek to actively manage these and other risks and to acquire and hold assets that we believe justify bearing those risks, and to maintain capital levels consistent with those risks.

Interest Rate Risk

Interest rates are highly sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political considerations, and other factors beyond our control. We are subject to interest rate risk in connection with most of our assets and liabilities. For some securities in our portfolio, the coupon interest rates on, and therefore also the values of, such securities are highly sensitive to interest rate movements, such as inverse floating rate RMBS, which benefit from falling interest rates. Our repurchase agreements generally have maturities of up to 364 days and carry interest rates that are determined by reference to a benchmark rate such SOFR for those same periods. Whenever one of our fixed-rate repo borrowings matures, it will generally be replaced with a new fixed-rate repo borrowing based on market interest rates prevailing at such time. Subject to maintaining our qualification as a REIT and our exclusion from registration under the Investment Company Act, we opportunistically hedge our interest rate risk by entering into interest rate swaps, TBAs, U.S. Treasury securities, Eurodollar and U.S. Treasury futures, and other instruments. In general, such hedging instruments are used to mitigate the interest rate risk arising from the mismatch between the duration of our financed Agency RMBS and the duration of the liabilities used to finance such assets.

In addition to measuring and mitigating the risk related to changes in interest rates with respect to the generally shorter-term liabilities we incur to acquire and hold generally longer-lived RMBS, we also monitor the effect of changes in interest rates on the discounted present value of our portfolio of assets and liabilities. The following sensitivity analysis table shows the estimated impact on the fair value of our portfolio segregated by certain identified categories as of December 31, 2023, assuming a static portfolio and immediate and parallel shifts in interest rates from current levels as indicated below.

(In thousands)	Estimated Change for a Decrease in Interest Rates by				Estimated Change for an Increase in Interest Rates by			
	50 Basis Points		100 Basis Points		50 Basis Points		100 Basis Points	
Category of Instruments	Market Value	% of Total Equity	Market Value	% of Total Equity	Market Value	% of Total Equity	Market Value	% of Total Equity
Agency RMBS, and CMBS excluding TBAs	$ 14,755	10.83 %	$ 27,910	20.49 %	$(16,357)	(12.01)%	$(34,316)	(25.19)%
Long TBAs	1,260	0.92 %	2,194	1.61 %	(1,585)	(1.16)%	(3,495)	(2.57)%
Short TBAs	(2,160)	(1.59)%	(4,228)	(3.10)%	2,252	1.65 %	4,596	3.37 %
Non-Agency RMBS	(506)	(0.37)%	(1,221)	(0.90)%	296	0.22 %	384	0.28 %
CLOs	21	0.02 %	42	0.03 %	(22)	(0.02)%	(46)	(0.03)%
U.S. Treasury Securities, Interest Rate Swaps, Options, and Futures	(15,136)	(11.11)%	(30,959)	(22.72)%	14,451	10.61 %	28,215	20.71 %
Corporate Securities and Derivatives on Corporate Securities	(7)	(0.01)%	(14)	(0.01)%	7	0.01 %	14	0.01 %
Repurchase and Reverse Repurchase Agreements	(186)	(0.14)%	(372)	(0.27)%	186	0.14 %	372	0.27 %
Total	$ (1,959)	(1.45)%	$ (6,648)	(4.87)%	$ (772)	(0.56)%	$ (4,276)	(3.15)%

Our analysis of interest rate risk is derived from Ellington's proprietary models as well as third-party information and analytics. Many assumptions have been made in connection with the calculations set forth in the table above and, as such, there can be no assurance that assumed events will occur or that other events will not occur that would affect the outcomes. For example, for each hypothetical immediate shift in interest rates, assumptions have been made as to many important factors that can significantly and/or adversely affect the fair value of the instruments in our portfolio, including the response of mortgage prepayment rates, the shape of the yield curve, and market volatilities of interest rates. Furthermore, the fair value of each of the instruments comprising our portfolio is impacted by many other factors, each of which may or may not be correlated, or may only be loosely correlated, with interest rates. Depending on the nature of the instrument, these additional factors may include credit spreads, yield spreads, option-adjusted spreads, real estate prices, collateral adequacy, borrower creditworthiness, inflation, unemployment, general macroeconomic conditions, and other factors. For each instrument, our analysis makes many simplifying assumptions as to the response of these additional factors to shifts in interest rates, including that many if not most such factors are unaffected by such shifts.

The above analysis utilizes assumptions and estimates based on management's judgment and experience, and relies on financial models, which are inherently imperfect; in fact, different models can produce different results for the same instruments. While the table above reflects the estimated impacts of immediate parallel interest rate increases and decreases on specific categories of instruments in our portfolio, we actively trade many of the instruments in our portfolio, and therefore our current or future portfolios may have risks that differ significantly from those of our December 31, 2023 portfolio estimated above. Moreover, the impact of changing interest rates on fair value can change significantly when interest rates change by a greater amount than the hypothetical shifts assumed above.

For all of the foregoing reasons and others, the table above is for illustrative purposes only and actual changes in interest rates would likely cause changes in the actual fair value of our portfolio that would differ from those presented above, and such differences might be significant and adverse. See "Business—Special Note Regarding Forward-Looking Statements."

Prepayment Risk

Prepayment risk is the risk of change, whether an increase or a decrease, in the rate at which principal is returned in respect of our RMBS and CLOs, including both through voluntary prepayments by the underlying mortgage or corporate borrowers, through liquidations or other accelerations due to defaults and foreclosures, or through the optional redemptions of such securities by the issuers. Most significantly, our RMBS portfolio is exposed to the risk of changes in prepayment rates of the mortgage loans underlying our RMBS, and our CLO portfolio is exposed to the changes in prepayment rates of the underlying corporate loans. These prepayment rates are affected by a variety of factors, including the prevailing level of interest rates as well as economic, demographic, tax, social, legal, and other factors. Mortgage prepayment rates can be highly sensitive to changes in interest rates, but they are also affected by housing turnover, which can be driven by factors other than interest rates, including worker mobility and home price appreciation. Changes in prepayment rates will have varying effects on the different types of securities in our portfolio, and we attempt to take these effects into account in making asset management decisions. Increases in prepayment rates may cause us to experience both realized and unrealized losses on our interest-only securities, or "IOs," and inverse interest only securities, or "IIOs," as these securities are extremely sensitive to prepayment rates. Conversely, decreases in prepayment rates on our securities with below-market interest rates may cause the duration of such securities to extend, which may cause us to experience unrealized losses on such securities. Prepayment rates, besides being subject to interest rates and borrower behavior, are also substantially affected by government policy and regulation. For example, mortgage prepayment rates are generally lower in states with substantially higher mortgage recording taxes.

Credit Risk

We are subject to credit risk in connection with certain of our assets, especially our non-Agency RMBS and our corporate CLOs. Credit losses on real estate loans underlying our non-Agency RMBS can occur for many reasons, including, but not limited to, poor origination practices, fraud, faulty appraisals, documentation errors, poor underwriting, legal errors, poor servicing practices, weak economic conditions, decline in the value of homes, special hazards, earthquakes and other natural events, over-leveraging of the borrower on the property, reduction in market rents and occupancy rates and poor property management services in the case of rented homes, changes in legal protections for lenders, reduction in personal income, job loss, and personal events such as divorce or health problems. Property values are subject to volatility and may be affected adversely by a number of factors, including, but not limited to, national, regional, and local economic conditions (which may be adversely affected by industry slowdowns and other factors), local real estate conditions (such as an oversupply of housing), changes or continued weakness in specific industry segments, construction quality, age and design, demographic factors, and retroactive changes to building or similar codes.

Credit losses can occur on our CLO investments. The corporate loans and other corporate credit assets underlying our CLO investments will typically be rated below investment grade and, as a result, involve greater credit and liquidity risk than investment grade corporate credit obligations and hence may carry a greater risk of default, especially during recessionary environments. These underlying assets will generally be floating rate in nature, and as a result, can suffer from weaker abilities to service debt costs in higher interest rate environments, increasing credit risks on the CLO investments.

While most of the assets underlying our CLO investments are expected to be senior secured and first lien in nature, CLOs also invest, in some cases, in subordinated obligations that do not have first priority claims in the event of a default by their related obligors. Our CLO investments will typically be in subordinated positions within the CLO capital structure with respect to realized losses, and the leveraged nature of the CLO vehicle amplifies the negative impact of any collateral losses.

For our non-Agency RMBS and other mortgage-related instruments with credit risk, the two primary components of such credit risk are default risk and severity risk.

Default Risk

Default risk is the risk that borrowers will fail to make principal and interest payments on a mortgage loan or other debt obligation. Subject to maintaining our qualification as a REIT and our exclusion from registration under the Investment Company Act, we may selectively attempt to mitigate our default risk by, among other things, opportunistically entering into credit default swaps. These instruments can reference various MBS indices, corporate bond indices, or corporate entities, such as publicly traded REITs. We also rely on third-party servicers to mitigate our default risk, but such third-party servicers may have little or no economic incentive to mitigate loan default rates.

Severity Risk

Severity risk is the risk of loss upon a borrower default on a mortgage loan underlying our RMBS or other secured or unsecured debt obligation. Severity risk includes the risk of loss of value of the property or other asset, if any, securing the mortgage loan or debt obligation, as well as the risk of loss associated with taking over the property or other asset, if any, including foreclosure costs. We rely on third-party servicers to mitigate our severity risk, but such third-party servicers may have little or no economic incentive to mitigate loan loss severities. Such mitigation efforts may include loan modification programs and prompt foreclosure and property liquidation following a default.

Liquidity Risk

To fund our assets we may use a variety of debt alternatives in addition to equity capital that present us with liquidity risks. Certain of our assets are long-term fixed-rate assets, and we believe that liquidity risk arises from these assets with shorter-term variable rate borrowings. We seek to manage these risks, including by maintaining a prudent level of leverage, implementing interest rate hedges, maintaining sources of long-term financing, monitoring our liquidity position on a daily basis, monitoring the ongoing financial stability and future business plans of our financing counterparties, and maintaining a reasonable cushion of cash and unpledged securities in our portfolio in order to meet future margin calls.

We pledge assets, including MBS and CLOs, as collateral to secure most of our financing arrangements. However, should the value of our collateral or the value of our derivative instruments suddenly decrease, or margin requirements increase, we may be required to post additional collateral for certain of these arrangements, causing an adverse change in our liquidity position. Furthermore, there is no assurance that we will always be able to renew (or roll) our short-term funding liabilities at their scheduled maturities, which could materially harm our liquidity position and result in substantial losses. In addition, in some cases our counterparties have the option to increase our haircuts (margin requirements) on the assets we pledge against our funding liabilities, thereby reducing the amount that can be borrowed against an asset even if they agree to renew or roll our funding liabilities. Significantly higher haircuts would require us to post additional collateral and could reduce our ability to leverage our portfolio or may even force us to sell assets, especially if correlated with asset price declines or faster prepayment rates on our assets.

Additionally, as a REIT, we are required to distribute a significant portion of our taxable income annually, which constrains our ability to accumulate operating cash flow and therefore may require us to utilize debt or equity capital to finance our business and, therefore, we are exposed to risks related to the equity capital markets, and our related ability to raise capital through the issuance of our common stock, preferred stock or other equity instruments. We seek to mitigate these risks by monitoring the equity capital markets to inform our decisions on the amount, timing, and terms of capital we raise.

Item 8. Financial Statements and Supplementary Data

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Trustees and Shareholders of Ellington Residential Mortgage REIT

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Ellington Residential Mortgage REIT and its subsidiaries (the "Company") as of December 31, 2023 and 2022, and the related consolidated statements of operations, of shareholders' equity and of cash flows for the years then ended, including the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of Certain Level 3 Investments in Securities

As described in Notes 2 and 4 to the consolidated financial statements, the Company held $19.04 million of total level 3 investments in securities, at fair value as of December 31, 2023. The Company has chosen to make a fair value election for its securities portfolio. Management generally uses third-party valuations when available, if third-party valuations are not available, management uses other valuation techniques, such as the discounted cash flow methodology. Management's estimate of fair value may be based on several assumptions, including but not limited to management's estimates of yield, projected collateral prepayments, projected collateral losses and projected collateral recoveries, as applicable. Fair value measurements are impacted by the interrelationships of these assumptions.

The principal considerations for our determination that performing procedures relating to the valuation of certain level 3 investments in securities is a critical audit matter are (i) the significant judgment by management in determining the fair value of these investments, which in turn led to (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating audit evidence related to the valuation of these level 3 investments and the interrelated assumptions related to yield, projected collateral prepayments, projected collateral losses, and projected collateral recoveries, as applicable; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others, for a sample of investments (i) testing the completeness and accuracy of data provided by management; (ii) comparing management's estimate of fair value to independent sources, where available; and (iii) the involvement of professionals with specialized skill and knowledge to assist in developing an independent range of estimates of fair value by applying assumptions related to yield, projected collateral prepayments, projected collateral losses, and projected collateral recoveries as applicable.

/s/PricewaterhouseCoopers LLP
New York, New York
March 12, 2024

We have served as the Company's auditor since 2012.

ELLINGTON RESIDENTIAL MORTGAGE REIT
CONSOLIDATED BALANCE SHEETS

(In thousands except for share amounts)	December 31, 2023		December 31, 2022[1]	
ASSETS				
Cash and cash equivalents	$	38,533	$	34,816
Securities, at fair value[2]		773,548		893,509
Due from brokers		3,245		18,824
Financial derivatives–assets, at fair value		74,279		68,770
Reverse repurchase agreements		—		499
Receivable for securities sold		51,132		33,452
Interest receivable		4,522		3,326
Other assets		431		436
Total Assets	$	945,690	$	1,053,632
LIABILITIES AND SHAREHOLDERS' EQUITY				
LIABILITIES				
Repurchase agreements	$	729,543	$	842,455
Payable for securities purchased		12,139		42,199
Due to brokers		54,476		45,666
Financial derivatives–liabilities, at fair value		7,329		3,119
U.S. Treasury securities sold short, at fair value		—		498
Dividend payable		1,488		1,070
Accrued expenses		1,153		1,097
Management fee payable to affiliate		513		423
Interest payable		2,811		4,696
Total Liabilities		809,452		941,223
SHAREHOLDERS' EQUITY				
Preferred shares, par value $0.01 per share, 100,000,000 shares authorized; (0 shares issued and outstanding, respectively)		—		—
Common shares, par value $0.01 per share, 500,000,000 shares authorized; (18,601,464 and 13,377,840 shares issued and outstanding, respectively)		186		134
Additional paid-in-capital		274,698		240,940
Accumulated deficit		(138,646)		(128,665)
Total Shareholders' Equity		136,238		112,409
Total Liabilities and Shareholders' Equity	$	945,690	$	1,053,632

(1) Conformed to current period presentation.
(2) Includes assets pledged as collateral to counterparties. See Note 6 for additional details on the Company's borrowings and related collateral.

ELLINGTON RESIDENTIAL MORTGAGE REIT
CONSOLIDATED STATEMENTS OF OPERATIONS

		Year Ended		
		December 31, 2023		December 31, 2022
(In thousands except for per share amounts)				
INTEREST INCOME (EXPENSE)				
Interest income	$	42,549	$	35,006
Interest expense		(45,256)		(14,820)
Total net interest income (expense)		(2,707)		20,186
EXPENSES				
Management fees to affiliate		1,804		1,758
Professional fees		1,132		824
Compensation expense		735		710
Insurance expense		382		401
Other operating expenses		1,482		1,435
Total expenses		5,535		5,128
OTHER INCOME (LOSS)				
Net realized gains (losses) on securities		(58,103)		(73,682)
Net realized gains (losses) on financial derivatives		28,562		48,996
Change in net unrealized gains (losses) on securities		61,274		(79,103)
Change in net unrealized gains (losses) on financial derivatives		(18,932)		58,533
Total other income (loss)		12,801		(45,256)
NET INCOME (LOSS)	$	4,559	$	(30,198)
NET INCOME (LOSS) PER COMMON SHARE:				
Basic and Diluted	$	0.31	$	(2.29)

ELLINGTON RESIDENTIAL MORTGAGE REIT
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(In thousands except for share amounts)

	Common Shares	Common Shares, par value	Preferred Shares	Preferred Shares, par value	Additional Paid-in-Capital	Accumulated (Deficit) Earnings	Total
BALANCE, December 31, 2021	13,109,926	$ 131	—	$ —	$ 238,865	$ (84,771)	$ 154,225
Common shares issued[1]	268,780	3			2,025		2,028
Issuance of restricted shares	39,155	—			—		—
Share based compensation					312		312
Repurchase of common shares	(40,021)	—			(262)		(262)
Dividends declared[2]						(13,696)	(13,696)
Net income (loss)						(30,198)	(30,198)
BALANCE, December 31, 2022	13,377,840	$ 134	—	$ —	$ 240,940	$ (128,665)	$ 112,409
Common shares issued[1]	5,183,037	52			33,503		33,555
Issuance of restricted shares	47,393	—			—		—
Share based compensation					255		255
Forfeiture of common shares to satisfy tax withholding obligations	(6,806)	—			—		—
Dividends declared[2]						(14,540)	(14,540)
Net income (loss)						4,559	4,559
BALANCE, December 31, 2023	18,601,464	$ 186	—	$ —	$ 274,698	$ (138,646)	$ 136,238

(1)   Net of discounts and commissions and offering costs.
(2)   For the years ended December 31, 2023 and 2022, dividends totaling $0.96 and $1.04, respectively, per common share outstanding, were declared.

ELLINGTON RESIDENTIAL MORTGAGE REIT
CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)	Year Ended	
	December 31, 2023	December 31, 2022
Cash flows provided by (used in) operating activities:		
Net income (loss)	$ 4,559	$ (30,198)
Reconciliation of net income (loss) to net cash provided by (used in) operating activities:		
Net realized (gains) losses on securities	58,103	73,682
Change in net unrealized (gains) losses on securities	(61,274)	79,103
Net realized (gains) losses on financial derivatives	(28,562)	(48,996)
Change in net unrealized (gains) losses on financial derivatives	18,932	(58,533)
Amortization of premiums and accretion of discounts, net	913	2,290
Share based compensation	255	312
(Increase) decrease in assets:		
Interest receivable	(1,196)	1,178
Other assets	—	(7)
Increase (decrease) in liabilities:		
Accrued expenses	43	(67)
Interest payable	(1,885)	3,811
Management fees payable to affiliate	90	(158)
Net cash provided by (used in) operating activities	(10,022)	22,417
Cash flows provided by (used in) investing activities:		
Purchases of securities	(1,783,926)	(2,357,903)
Proceeds from sale of securities	1,760,591	2,188,450
Principal repayments of securities	97,975	179,855
Proceeds from investments sold short	531,019	412,697
Repurchase of investments sold short	(531,680)	(523,100)
Proceeds from disposition of financial derivatives	31,441	82,957
Purchase of financial derivatives	(23,533)	(36,018)
Payments made on reverse repurchase agreements	(5,977,852)	(9,169,752)
Proceeds from reverse repurchase agreements	5,978,351	9,286,759
Due from brokers, net	2,009	5,679
Due to brokers, net	1,328	40,923
Net cash provided by (used in) investing activities	85,723	110,547

ELLINGTON RESIDENTIAL MORTGAGE REIT
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

		Year Ended		
		December 31, 2023		December 31, 2022
Cash flows provided by (used in) financing activities:				
Net proceeds from the issuance of common shares[1]	$	33,805	$	2,114
Offering costs paid		(231)		(127)
Repurchase of common shares		—		(262)
Dividends paid		(14,122)		(13,937)
Borrowings under repurchase agreements		7,173,099		6,029,970
Repayments of repurchase agreements		(7,286,011)		(6,252,350)
Due from brokers, net		13,702		63,885
Due to brokers, net		7,774		3,531
Cash provided by (used in) financing activities		(71,984)		(167,176)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		3,717		(34,212)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD		34,816		69,028
CASH AND CASH EQUIVALENTS, END OF PERIOD	$	38,533	$	34,816
Supplemental disclosure of cash flow information:				
Interest paid	$	47,141	$	11,009
Dividends payable		1,488		1,070

(1) Net of discount and commissions.

1. Organization and Investment Objective

Ellington Residential Mortgage REIT, or "EARN," was formed as a Maryland real estate investment trust, or "REIT," on August 2, 2012, and commenced operations on September 25, 2012. EARN conducts its business through its wholly owned subsidiaries, EARN OP GP LLC, or the "General Partner," and Ellington Residential Mortgage LP, or the "Operating Partnership," which were formed as a Delaware limited liability company and a Delaware limited partnership, respectively, on July 31, 2012 and commenced operations on September 25, 2012. The Operating Partnership conducts its business of acquiring, investing in, and managing residential mortgage- and real estate-related assets through its wholly owned subsidiaries. EARN, the General Partner, the Operating Partnership, and their consolidated subsidiaries are hereafter defined as the "Company."

Ellington Residential Mortgage Management LLC, or the "Manager," serves as the Manager of the Company pursuant to the terms of the Fifth Amended and Restated Management Agreement, or the "Management Agreement." The Manager is an affiliate of Ellington Management Group, L.L.C., or "EMG," an investment management firm that is an SEC-registered investment adviser with a 29-year history of investing in a broad spectrum of mortgage-backed securities and related derivatives, with an emphasis on the residential mortgage-backed securities, or "RMBS," market. In accordance with the terms of the Management Agreement and the Services Agreement (as described in Note 9), the Manager is responsible for administering the Company's business activities and day-to-day operations, and performs certain services, subject to oversight by the Board of Trustees. See Note 9 for further information on the Management Agreement.

The Company acquires and manages RMBS, for which the principal and interest payments are guaranteed by a U.S. government agency or a U.S. government-sponsored entity, or "Agency RMBS," and RMBS that do not carry such guarantees, or "non-Agency RMBS," such as RMBS backed by prime jumbo, Alternative A-paper, manufactured housing, and subprime residential mortgage loans. Agency RMBS include both Agency pools and Agency collateralized mortgage obligations, or "CMOs," and non-Agency RMBS primarily consist of non-Agency CMOs, both investment grade and non-investment grade. The Company also acquires and manages collateralized loan obligations, or "CLOs." The Company also invests in other instruments including, but not limited to, forward-settling To-Be-Announced Agency pass-through certificates, or "TBAs," interest rate swaps, U.S. Treasury securities, U.S. Treasury futures, other financial derivatives, and cash equivalents. The Company may also acquire and manage other types of assets such as commercial mortgage-backed securities, or "CMBS," residential mortgage loans, mortgage servicing rights, and credit risk transfer securities. The Company's targeted investments may range from unrated first loss securities to AAA senior securities.

The Company has elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended, or "the Code," and conducts its operations to qualify and be taxed as a REIT. As a REIT, the Company is required to distribute annually at least 90% of its taxable income. As long as the Company continues to qualify as a REIT, it will not be subject to U.S. federal corporate taxes on its taxable income to the extent that it distributes all of its annual taxable income to its shareholders within the time limits prescribed by the Code. It is the intention of the Company to distribute at least 100% of its taxable income, after application of available tax attributes, within the time limits prescribed by the Code, which may extend into the subsequent taxable year.

2. Significant Accounting Policies

(A) Basis of Presentation: The Company's consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America, or "U.S. GAAP," and Regulation S-X. Entities in which the Company has a controlling financial interest, through ownership of the majority of the entities' voting equity interests, or through other contractual rights that give the Company control, are consolidated by the Company. All inter-company balances and transactions have been eliminated. The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and those differences could be material. In management's opinion, all material adjustments considered necessary for a fair statement of the Company's consolidated financial statements have been included and are only of a normal recurring nature.

(B) Valuation: The Company applies ASC 820-10, *Fair Value Measurement* ("ASC 820-10"), to its holdings of financial instruments. ASC 820-10 establishes a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the observability of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

- Level 1—inputs to the valuation methodology are observable and reflect quoted prices (unadjusted) for identical assets or liabilities in active markets. Currently, the types of financial instruments the Company generally includes in this category are exchange-traded derivatives and equities;

- Level 2—inputs to the valuation methodology other than quoted prices included in Level 1 are observable for the asset or liability, either directly or indirectly. Currently, the types of financial instruments that the Company generally includes in this category are Agency RMBS, U.S. Treasury securities, certain non-Agency RMBS, CLOs, and actively traded derivatives such as TBAs, interest rate swaps, swaptions, credit default swaps, or "CDS", and other over-the-counter derivatives; and

- Level 3—inputs to the valuation methodology are unobservable and significant to the fair value measurement. Currently, this category generally includes certain CLOs, CDS, and RMBS, such as certain non-Agency RMBS and certain Agency interest only securities, or "IOs," where there is less price transparency.

For certain financial instruments, the various inputs that management uses to measure fair value may fall into different levels of the fair value hierarchy. For each such financial instrument, the determination of which category within the fair value hierarchy is appropriate is based on the lowest level of input that is significant to the fair value measurement. ASC 820 prioritizes the various inputs that management uses to measure fair value, with the highest priority given to inputs that are observable and reflect quoted prices (unadjusted) for identical assets or liabilities in active markets (Level 1), and the lowest priority given to inputs that are unobservable and significant to the fair value measurement (Level 3). The assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the financial instrument. The Company may use valuation techniques consistent with the market and income approaches to measure the fair value of its assets and liabilities. The market approach uses third-party valuations and information obtained from market transactions involving identical or similar assets or liabilities. The income approach uses projections of the future economic benefits of an instrument to determine its fair value, such as in the discounted cash flow methodology. The inputs or methodology used for valuing financial instruments are not necessarily an indication of the risk associated with investing in these financial instruments. The leveling of each financial instrument is reassessed at the end of each period. Transfers between levels of the fair value hierarchy are assumed to occur at the end of the reporting period.

Summary Valuation Techniques

For financial instruments that are traded in an "active market," the best measure of fair value is the quoted market price. However, many of the Company's financial instruments are not traded in an active market. Therefore, management generally uses third-party valuations when available. If third-party valuations are not available, management uses other valuation techniques, such as the discounted cash flow methodology. The following are summary descriptions, for the various categories of financial instruments, of the valuation methodologies management uses in determining fair value of the Company's financial instruments in such categories. Management utilizes such methodologies to assign a fair value (the estimated price that, in an orderly transaction at the valuation date, would be received to sell an asset, or paid to transfer a liability, as the case may be) to each such financial instrument.

For the Company's investments in securities and TBAs, management seeks to obtain at least one third-party valuation, and often obtains multiple valuations when available. Management has been able to obtain third-party valuations on the vast majority of these instruments and expects to continue to solicit third-party valuations in the future. Management generally values each financial instrument at the average of third-party valuations received and not rejected as described below. Third-party valuations are not binding, management may adjust the valuations it receives (e.g., downward adjustments for odd lots), and management may challenge or reject a valuation when, based on its validation criteria, management determines that such valuation is unreasonable or erroneous. Furthermore, based on its validation criteria, management may determine that the average of the third-party valuations received for a given instrument does not result in what management believes to be the fair value of such instrument, and in such circumstances management may override this average with its own good faith valuation. The validation criteria may take into account output from management's own models, recent trading activity in the same or similar instruments, and valuations received from third parties. The use of proprietary models requires the use of a significant amount of judgment and the application of various assumptions including, but not limited to, assumptions concerning future prepayment rates and default rates.

Given their relatively high level of price transparency, Agency RMBS pass-throughs, and TBAs are typically designated as Level 2 assets. Non-Agency RMBS, CLOs, and Agency interest only and inverse interest only RMBS are generally classified as either Level 2 or Level 3 based on the analysis of available market data and/or third-party valuations. Furthermore, the methodology used by the third-party valuation providers is reviewed at least annually by management, so as to ascertain whether such providers are utilizing observable market data to determine the valuations that they provide.

Interest rate swaps and swaptions are typically valued based on internal models that use observable market data, including applicable interest rates in effect as of the measurement date; the model-generated valuations are then typically compared to counterparty valuations for reasonableness; These financial derivatives are generally designated as Level 2 instruments.

For financial derivatives with greater price transparency, such as CDS on corporate indices, market-standard pricing sources are used to obtain valuations; these financial derivatives are generally classified as Level 2.

In valuing its derivatives, the Company also considers the creditworthiness of both the Company and its counterparties, along with collateral provisions contained in each derivative agreement.

The Company's repurchase and reverse repurchase agreements are carried at cost, which approximates fair value. Reverse repurchase agreements and repurchase agreements are classified as Level 2 assets and liabilities based on the adequacy of the collateral and their short term nature.

The Company's valuation process, including the application of validation criteria, is directed by the Manager's Valuation Committee ("Valuation Committee") and overseen by the Company's audit committee. The Valuation Committee includes senior level executives from various departments within the Manager, and each quarter the Valuation Committee reviews and approves the valuations of the Company's investments. The valuation process also includes a monthly review by the Company's third party administrator. The goal of this review is to replicate various aspects of the Company's valuation process based on the Company's documented procedures.

Because of the inherent uncertainty of valuation, the estimated fair value of the Company's financial instruments may differ significantly from the values that would have been used had a ready market for the financial instruments existed, and the differences could be material to the consolidated financial statements.

(C) Accounting for Securities: Purchases and sales of securities are recorded on trade date and realized and unrealized gains and losses are calculated based on identified cost.

The Company has chosen to make a fair value election pursuant to ASC 825-10, *Financial Instruments*, for its securities portfolio. Electing the fair value option, or "FVO," allows the Company to record changes in fair value in the Consolidated Statement of Operations, which, in management's view, more appropriately reflects the results of operations for a particular reporting period as all securities activities will be recorded in a similar manner. As such, securities are recorded at fair value on the Consolidated Balance Sheet and the period change in fair value is recorded in current period earnings on the Consolidated Statement of Operations as a component of Change in net unrealized gains (losses) on securities.

The Company applies the principles of ASU 2016-13, *Financial Instruments—Credit Losses* ("ASU 2016-13") and evaluates the cost basis of its securities on at least a quarterly basis under ASC 326-30, *Financial Instruments—Credit Losses: Available-for-Sale Debt Securities* ("ASC 326-30"). When the fair value of a security is less than its amortized cost basis as of the balance sheet date, the security's cost basis is considered impaired. The Company must evaluate the decline in the fair value of the impaired security and determine whether such decline resulted from a credit loss or non-credit related factors. In its assessment of whether a credit loss exists, the Company compares the present value of estimated future cash flows of the impaired security with the amortized cost basis of such security. The estimated future cash flows reflect those that a "market participant" would use and typically include assumptions related to fluctuations in interest rates, prepayment speeds, default rates, collateral performance, and the timing and amount of projected credit losses, as well as incorporating observations of current market developments and events. Cash flows are discounted at an interest rate equal to the current yield used to accrete interest income. If the present value of estimated future cash flows is less than the amortized cost basis of the security, an expected credit loss exists and is included in Unrealized gains (losses) on securities and loans, net, on the Consolidated Statement of Operations. If it is determined as of the financial reporting date that all or a portion of a security's cost basis is not collectible, then the Company will recognize a realized loss to the extent of the adjustment to the security's cost basis. This adjustment to the amortized cost basis of the security is reflected in Net realized gains (losses) on securities, on the Consolidated Statement of Operations.

(D) Interest Income: Coupon interest income on investment securities is accrued based on the outstanding principal balance or notional amount and the current coupon rate on each security. The Company amortizes purchase premiums and accretes purchase discounts on its fixed-income securities. For RMBS that are deemed to be of high credit quality at the time of purchase, premiums and discounts are generally amortized/accreted into interest income over the life of such securities using the effective interest method. For such RMBS whose cash flows vary depending on prepayments, an effective yield retroactive to the time of purchase is periodically recomputed based on actual prepayments and changes in projected prepayment activity, and a catch-up adjustment, or "Catch-up Amortization Adjustment," is made to amortization to reflect the cumulative impact of the change in effective yield.

For RMBS that are deemed not to be of high credit quality at the time of purchase, interest income is recognized based on the effective interest method. For purposes of estimating future expected cash flows, management uses assumptions including, but not limited to, assumptions for future prepayment rates, default rates, and loss severities (each of which may in turn incorporate various macro-economic assumptions, such as future housing prices). These assumptions are re-evaluated not less than quarterly. Changes in estimated future cash flows, as applied to the current amortized cost of the security, may result in a prospective change in the yield/interest income recognized on such securities.

Certain of the Company's debt securities, at the date of acquisition, have experienced or are expected to experience more-than-insignificant deterioration in credit quality since origination. If at the date of acquisition for a particular asset the Company projects a significant difference between contractual cash flows and expected cash flows, it establishes an initial estimate for credit losses as an upward adjustment to the acquisition cost of the asset for the purpose of calculating interest income using the effective yield method.

The Company's accretion of discounts and amortization of premiums on securities for U.S. federal and other tax purposes is likely to differ from the accounting treatment under U.S. GAAP of these items as described above.

(E) Cash and Cash Equivalents: Cash and cash equivalents include cash and short term investments with original maturities of three months or less at the date of acquisition. Cash and cash equivalents typically include amounts held in interest bearing overnight accounts and amounts held in money market funds, and these balances generally exceed insured limits. The Company holds its cash at institutions that it believes to be highly creditworthy.

(F) Due from brokers/Due to brokers: Due from brokers and Due to brokers accounts on the Consolidated Balance Sheet include collateral transferred to or received from counterparties, including clearinghouses, along with receivables and payables for open and/or closed derivative positions.

(G) Financial Derivatives: The Company enters into various types of financial derivatives subject to its investment guidelines, which include restrictions associated with maintaining its qualification as a REIT. The Company's financial derivatives are predominantly subject to bilateral master trade agreements or clearing in accordance with the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. The Company may be required to deliver or may receive cash or securities as collateral upon entering into derivative transactions. In addition, changes in the relative value of financial derivative transactions may require the Company or the counterparty to post or receive additional collateral. In the case of cleared financial derivatives, the clearinghouse becomes the Company's counterparty and a futures commission merchant acts as intermediary between the Company and the clearinghouse with respect to all facets of the related transaction, including the posting and receipt of required collateral. Collateral received by the Company is reflected on the Consolidated Balance Sheet as "Due to Brokers." Conversely, collateral posted by the Company is reflected as "Due from Brokers" on the Consolidated Balance Sheet. The types of financial derivatives that have been utilized by the Company to date include interest rate swaps, TBAs, swaptions, and futures.

Swaps: The Company enters into various types of swaps including interest rate swaps and credit default swaps. The primary risk associated with the Company's interest rate swap activity is interest rate risk. The primary risk associated with the Company's credit default swaps and total return swaps is credit risk. The Company is subject to interest rate risk exposure in the normal course of pursuing its investment objectives.

Interest rate swaps are contractual agreements whereby one party pays a floating interest rate on a notional principal amount and receives a fixed-rate payment on the same notional principal, or vice versa, for a fixed period of time.

A credit default swap is a contract under which one party agrees to compensate another party for the financial loss associated with the occurrence of a "credit event" in relation to a "reference amount" or notional value of a "reference asset" (usually a bond, loan, or an index or basket of bonds or loans). The definition of a credit event may vary from contract to contract. A credit event may occur (i) when the reference asset (or underlying asset, in the case of a reference asset that is an index or basket) fails to make scheduled principal or interest payments to its holders, (ii) with respect to credit default swaps referencing mortgage/asset-backed securities and indices, when the reference asset (or underlying asset, in the case of a reference asset that is an index or basket) is downgraded below a certain rating level, or (iii) with respect to credit default swaps referencing corporate entities and indices, upon an event of default of the obligor of the reference asset (or underlying obligor, in the case of a reference asset that is an index).

Swaps change in value with movements in interest rates or total return of the reference securities. During the term of swap contracts, changes in value are recognized as unrealized gains or losses on the Consolidated Statement of Operations. When a contract is terminated, the Company realizes a gain or loss equal to the difference between the proceeds from (or cost of) the closing transaction and the Company's basis in the contract, if any. Periodic payments or receipts required by swap agreements are recorded as unrealized gains or losses when accrued and realized gains or losses when received or paid. Upfront payments paid and/or received by the Company to open swap contracts are recorded as an asset and/or liability on the Consolidated Balance Sheet and are recorded as a realized gain or loss on the termination date.

TBA Securities: The Company transacts in the forward settling TBA market. A TBA position is a forward contract for the purchase ("long position") or sale ("short position") of Agency RMBS at a predetermined price, face amount, issuer, coupon, and maturity on an agreed-upon future delivery date. For each TBA contract and delivery month, a uniform settlement date for all market participants is determined by the Securities Industry and Financial Markets Association. The specific Agency RMBS to be delivered into the contract at the settlement date are not known at the time of the transaction. The Company typically does not take delivery of TBAs, but rather enters into offsetting transactions and settles the associated receivable and payable balances with its counterparties. The Company uses TBAs to mitigate interest rate risk, usually by taking short positions. The Company also invests in TBAs as a means of acquiring additional exposure to Agency RMBS, or for speculative purposes, including holding long positions.

TBAs are accounted for by the Company as financial derivatives. The difference between the contract price and the fair value of the TBA position as of the reporting date is included in Change in net unrealized gains (losses) on financial derivatives in the Consolidated Statement of Operations. Upon settlement of the TBA contract, the realized gain (loss) on the TBA contract is equal to the net cash amount received (paid).

Options: The Company enters into swaption contracts. It may purchase or write put, call, straddle, or other similar options contracts. The Company enters into options contracts primarily to help mitigate interest rate risk. When the Company purchases an options contract, the option asset is initially recorded at an amount equal to the premium paid, if any, and is subsequently marked-to-market. Premiums paid for purchasing options contracts that expire unexercised are recognized on the expiration date as realized losses. If an options contract is exercised, the premium paid is subtracted from the proceeds of the sale or added to the cost of the purchase to determine whether the Company has realized a gain or loss on the related investment transaction. When the Company writes an options contract, the option liability is initially recorded at an amount equal to the premium received, if any, and is subsequently marked-to-market. Premiums received for writing options contracts that expire unexercised are recognized on the expiration date as realized gains. If an options contract is exercised, the premium received is subtracted from the cost of the purchase or added to the proceeds of the sale to determine whether the Company has realized a gain or loss on the related investment transaction. When the Company enters into a closing transaction, the Company will realize a gain or loss depending upon whether the amount from the closing transaction is greater or less than the premiums paid or received. In general, the Company's options contracts contain forward-settling premiums. In this case, no money is exchanged upfront; instead, the agreed-upon premium is paid by the buyer upon expiration of the options contract, regardless of whether or not the options contract is exercised. Unrealized gains or (losses) resulting from the options contract being marked-to-market are included in Change in net unrealized gains (losses) on financial derivatives in the Consolidated Statement of Operations. Realized gains or (losses) are included in Net realized gains (losses) on financial derivatives on the Consolidated Statement of Operations.

Futures Contracts: The Company enters into futures contract, typically U.S. Treasury futures contracts. A futures contract is an exchange-traded agreement to buy or sell an asset for a set price on a future date. Initial margin deposits are made upon entering into futures contracts and can be either in the form of cash or securities. During the period the futures contract is open, changes in the value of the contract are recognized as unrealized gains or losses by marking-to-market to reflect the current market value of the contract. Unrealized gains or (losses) are included in Change in net unrealized gains (losses) on financial derivatives in the Consolidated Statement of Operations. Variation margin payments are made or received periodically, depending upon whether unrealized losses or gains are incurred. When the contract is closed, the Company records a realized gain or loss equal to the difference between the proceeds of the closing transaction and the Company's basis in the contract. Realized gains or (losses) are included in Net realized gains (losses) on financial derivatives on the Consolidated Statement of Operations.

Financial derivative assets are included in Financial derivatives–assets, at fair value on the Consolidated Balance Sheet while financial derivative liabilities are included in Financial derivatives–liabilities, at fair value on the Consolidated Balance Sheet. The Company has chosen to elect the FVO for its financial derivatives. Electing the FVO allows the Company to record changes in fair value in the Consolidated Statement of Operations, which, in management's view, more appropriately reflects the results of operations for a particular reporting period as all securities activities will be recorded in a similar manner. Changes in unrealized gains and losses on financial derivatives are included in Change in net unrealized gains (losses) on financial derivatives, on the Consolidated Statement of Operations. Realized gains and losses on financial derivatives are included in Net realized gains (losses) on financial derivatives on the Consolidated Statement of Operations.

(H) Repurchase Agreements: The Company enters into repurchase agreements with third-party broker-dealers, whereby it sells securities under agreements to repurchase at an agreed upon price and date. The Company accounts for repurchase

agreements as collateralized borrowings, with the initial sale price representing the amount borrowed, and with the future repurchase price consisting of the amount borrowed plus interest, at the implied interest rate of the repurchase agreement, on the amount borrowed over the term of the repurchase agreement. The interest rate on a repurchase agreement is based on competitive market rates (or competitive market spreads, in the case of agreements with floating interest rates) at the time such agreement is entered into. When the Company enters into a repurchase agreement, the lender establishes and maintains an account containing cash and/or securities having a value not less than the repurchase price, including accrued interest, of the repurchase agreement. Repurchase agreements are carried at their contractual amounts, which approximate fair value due to their short-term nature.

(I) Reverse Repurchase Agreements: The Company enters into reverse repurchase agreement transactions with third-party broker-dealers, whereby it purchases securities under agreements to resell at an agreed upon price and date. The interest rate on a reverse repurchase agreement is based on competitive market rates (or competitive market spreads, in the case of agreements with floating interest rates) at the time such agreement is entered into. Reverse repurchase agreements are carried at their contractual amounts, which approximate fair value due to their short-term nature.

Repurchase and reverse repurchase agreements that are conducted with the same counterparty can be reported on a net basis if they meet the requirements of ASC 210-20, *Balance Sheet Offsetting*. There are currently no repurchase and reverse repurchase agreements reported on a net basis in the Company's consolidated financial statements.

(J) Securities Sold Short: The Company may purchase or engage in short sales of U.S. Treasury securities to mitigate the potential impact of changes in interest rates on the performance of its portfolio. When the Company sells securities short, it typically satisfies its security delivery settlement obligation by borrowing or purchasing the security sold short from the same or a different counterparty. When borrowing a security sold short from a counterparty, the Company generally is required to deliver cash or securities to such counterparty as collateral for the Company's obligation to return the borrowed security.

The Company has chosen to make the fair value election pursuant to ASC 825-10, *Financial Instruments*, for its securities sold short. Electing the FVO allows the Company to record changes in fair value in the Consolidated Statement of Operations, which, in management's view, more appropriately reflects the results of operations for a particular reporting period as all securities activities will be recorded in a similar manner. As such, securities sold short are recorded at fair value on the Consolidated Balance Sheet and the period change in fair value is recorded in current period earnings on the Consolidated Statement of Operations as a component of Change in net unrealized gains (losses) on securities. A realized gain or loss will be recognized upon the termination of a short sale if the market price is less or greater than the original sale price. Such realized gain or loss is recorded on the Company's Consolidated Statement of Operations in Net realized gains (losses) on securities.

(K) Offering Costs/Deferred Offering Costs/Underwriters' Discounts: Offering costs, underwriters' discounts and commissions and fees, are charged against shareholders' equity within Additional paid-in-capital. Offering costs typically include legal, accounting, and other fees associated with the cost of raising equity capital.

(L) Share Based Compensation: The Company applies the provisions of ASC 718, *Compensation—Stock Compensation* ("ASC 718"), with regard to its equity incentive plans. ASC 718 covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. ASC 718 requires that compensation cost relating to share-based payment transactions be recognized in the financial statements. The cost is measured based on the fair value, at the grant date, of the equity or liability instruments issued and is amortized over the vesting period. Restricted shares issued to the Company's independent trustees and partially dedicated personnel are participating securities and receive dividends prior to vesting. Fair value for such awards is based on the closing stock price on the New York Stock Exchange at the grant date. The vesting period for restricted share awards is typically one to two years. Shares issued to the Company's independent trustees and partially dedicated personnel are subject to tax withholding upon vesting. The Company's independent trustees and partially dedicated personnel are permitted to forfeit a portion of their vested shares to pay such withholding tax. Forfeited shares decrease the total number of shares issued and outstanding and are immediately retired upon settlement.

(M) Dividends: Dividends payable are recorded on the declaration date.

(N) Expenses: Expenses are recognized as incurred on the Consolidated Statement of Operations.

(O) Earnings Per Share: In accordance with the provisions of ASC 260, *Earnings per Share*, the Company calculates basic income (loss) per share by dividing net income (loss) for the period by the weighted average of the Company's common shares outstanding for that period. Diluted income (loss) per share takes into account the effect of dilutive instruments, such as share options and warrants, and uses the average share price for the period in determining the number of incremental shares that are to be added to the weighted average number of shares outstanding.

(P) Share Repurchases: Common shares that are repurchased by the Company subsequent to issuance are immediately retired upon settlement and decrease the total number of shares issued and outstanding. The cost of such share repurchases is charged against Additional paid-in-capital on the Company's Consolidated Balance Sheet.

(Q) Income Taxes: The Company has elected to be taxed as a REIT under Sections 856 through 860 of the Code. As a REIT, the Company is generally not subject to corporate-level federal and state income tax on net income it distributes to its shareholders within the prescribed timeframes. To qualify as a REIT, the Company must meet a number of organizational and operational requirements, including distributing at least 90% of its annual taxable income to shareholders. Even if the Company qualifies as a REIT, it may be subject to certain federal, state, local and foreign taxes on its income and property, and to federal income and excise taxes on its undistributed taxable income. If the Company fails to qualify as a REIT, and does not qualify for certain statutory relief provisions, it will be subject to U.S. federal, state, and local income taxes and may be precluded from qualifying as a REIT for the four taxable years following the year in which the Company fails to qualify as a REIT.

The Company follows the authoritative guidance on accounting for and disclosure of uncertainty on tax positions, which requires management to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. For uncertain tax positions, the tax benefit to be recognized is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. The Company did not have any unrecognized tax benefits resulting from tax positions related to the current period or its open tax years (2019, 2020, 2021, and 2022). In the normal course of business, the Company may be subject to examination by federal, state, local, and foreign jurisdictions, where applicable, for the current period and its open tax years. The Company may take positions with respect to certain tax issues which depend on legal interpretation of facts or applicable tax regulations. Should the relevant tax regulators successfully challenge any of such positions, the Company might be found to have a tax liability that has not been recorded in the accompanying consolidated financial statements. Also, management's conclusions regarding the authoritative guidance may be subject to review and adjustment at a later date based on changing tax laws, regulations, and interpretations thereof. There were no amounts accrued for penalties or interest as of or during the periods presented in these consolidated financial statements.

(R) Recent Accounting Pronouncements: In December 2023, the FASB issued ASU 2023-09, *Improvements to Income Tax Disclosures* ("ASU 2023-09") which requires disaggregated information about a reporting entities effective tax rate reconciliation as well as information on income taxes paid. ASU 2023-09 is effective for annual periods beginning after December 15, 2024, with early adoption permitted. ASU 2023-09 will be applied on a prospective basis with the option to apply ASU 2023-09 retrospectively. While the Company is still assessing the impact of ASU 2023-09, it is not expected to have a material impact on the Company's consolidated financial statements.

 In November 2023, the FASB issued ASU 2023-07, *Segment Reporting—Improvements to Reportable Segment Disclosures* ("ASU 2023-07") which requires incremental disclosures related to an entity's reportable segments, including identifying significant segment expense categories and any multiple measures of segment profit or loss used by the CODM. Additionally, ASU 2023-07 provides further guidance on interim reporting, disclosures required by entities with a single reportable segment, and recasting of previously reported segment information. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and interim periods in fiscal years beginning after December 15, 2024, with early adoption permitted. ASU 2023-07 will be applied on a retrospective basis unless it is impracticable to do so. While the Company is still assessing the impact of ASU 2023-07, it is not expected to have a material impact on the Company's consolidated financial statements.

3. Investment in Securities

The Company's securities portfolio primarily consists of Agency and non-Agency RMBS and corporate CLOs, and may also include U.S. Treasury securities and preferred equity securities. The Company's Agency RMBS include mortgage pass-through certificates and CMOs representing interests in or obligations backed by pools of residential mortgage loans issued or guaranteed by a U.S. government agency or government-sponsored enterprise, or "GSE." The securities in the Company's non-Agency RMBS and CLO portfolios are not issued or guaranteed by the Federal National Mortgage Association, the Federal Home Loan Mortgage Corporation, or any agency of the U.S. Government and are therefore subject to greater credit risk.

The following tables present details of the Company's investments in securities as of December 31, 2023 and 2022.

December 31, 2023:

($ in thousands)	Current Principal	Unamortized Premium (Discount)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Weighted Average Coupon[1][2]	Weighted Average Yield	Weighted Average Life (Years)[3]
RMBS:									
Agency:									
15-year fixed-rate mortgages	$ 28,647	$ 118	$ 28,765	$ 32	$ (950)	$ 27,847	3.46%	3.20%	2.90
20-year fixed-rate mortgages	8,524	509	9,033	4	(1,174)	7,863	3.30%	2.21%	5.68
30-year fixed-rate mortgages	697,510	(15,131)	682,379	8,180	(20,265)	670,294	4.26%	4.42%	6.51
Adjustable rate mortgages	7,127	933	8,060	—	(941)	7,119	4.68%	2.74%	4.45
Reverse mortgages	14,406	2,183	16,589	—	(1,715)	14,874	5.92%	2.94%	4.50
Interest only securities[4]	n/a	n/a	6,607	971	(163)	7,415	2.77%	15.64%	6.10
Non-Agency:									
Principal and interest securities	9,953	(1,764)	8,189	1,231	(11)	9,409	9.39%	10.72%	5.80
Interest only securities[4]	n/a	n/a	8,700	2,610	—	11,310	0.22%	16.69%	9.03
CLO Notes	16,876	(2,435)	14,441	123	(73)	14,491	12.16%	15.26%	5.66
CLO Equity	n/a	n/a	2,947	51	(72)	2,926	n/a	35.84%	5.87
Total	$ 783,043	$ (15,587)	$ 785,710	$ 13,202	$ (25,364)	$ 773,548	4.49%	4.92%	6.32

(1) Weighted average coupon represents the weighted average coupons of the securities, rather than, in the case of collateralized securities, the weighted average coupon rates on the underlying collateral.
(2) Total weighted average coupon excludes interest only RMBS and CLO equity securities.
(3) Expected average lives of RMBS are generally shorter than stated contractual maturities. Average lives are affected by the contractual maturities of the underlying mortgages, scheduled periodic payments of principal, and unscheduled prepayments of principal.
(4) Weighted average coupon is based on a notional principal amount of $83.8 million and $1.05 billion, for Agency and non-Agency interest only securities, respectively.

December 31, 2022:

($ in thousands)	Current Principal	Unamortized Premium (Discount)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Weighted Average Coupon[1][2]	Weighted Average Yield	Weighted Average Life (Years)[3]
Long:									
RMBS:									
Agency:									
15-year fixed-rate mortgages	$ 47,453	$ 1,446	$ 48,899	$ —	$ (3,575)	$ 45,324	3.23%	2.31%	3.71
20-year fixed-rate mortgages	10,812	696	11,508	—	(1,817)	9,691	2.84%	1.77%	6.72
30-year fixed-rate mortgages	841,823	7,345	849,168	1,316	(68,730)	781,754	3.65%	3.38%	8.38
Adjustable rate mortgages	8,696	899	9,595	—	(932)	8,663	3.58%	2.37%	4.50
Reverse mortgages	17,506	2,153	19,659	—	(1,807)	17,852	4.06%	2.73%	4.70
Interest only securities[4]	n/a	n/a	9,212	581	(480)	9,313	3.89%	10.56%	6.63
Non-Agency:									
Principal and interest securities	16,895	(4,481)	12,414	879	(727)	12,566	5.26%	6.65%	7.18
Interest only securities[4]	n/a	n/a	6,289	1,849	—	8,138	0.24%	17.94%	9.58
Preferred equity securities	n/a	n/a	202	6	—	208	n/a	n/a	n/a
Total Long	943,185	8,058	966,946	4,631	(78,068)	893,509	3.66%	3.49%	7.99
Short:									
U.S. Treasury securities	(500)	1	(499)	1	—	(498)	3.88%	3.89%	6.92
Total Short	(500)	1	(499)	1	—	(498)	3.88%	3.89%	6.92
Total	$ 942,685	$ 8,059	$ 966,447	$ 4,632	$ (78,068)	$ 893,011	3.66%	3.49%	7.99

(1) Weighted average coupon represents the weighted average coupons of the securities, rather than, in the case of collateralized securities, the coupon rates on the underlying collateral.

(2) Conformed to current period presentation. Total long, total short, and total weighted average coupon excludes interest only RMBS and preferred equity securities.

(3) Expected average lives of RMBS are generally shorter than stated contractual maturities. Average lives are affected by the contractual maturities of the underlying mortgages, scheduled periodic payments of principal, and unscheduled prepayments of principal.

(4) Weighted average coupon is based on a notional principal amount of $61.1 million and $700.5 million, for Agency and non-Agency interest only securities, respectively.

By Estimated Weighted Average Life

As of December 31, 2023:

($ in thousands)	Agency RMBS Fair Value	Agency RMBS Amortized Cost	Agency RMBS Weighted Average Coupon[2]	Agency IOs Fair Value	Agency IOs Amortized Cost	Agency IOs Weighted Average Coupon[2]
Estimated Weighted Average Life[1]						
Less than three years	$ 85,958	$ 85,990	5.67 %	$ 1,774	$ 1,566	2.10 %
Greater than three years and less than seven years	297,251	303,424	4.67 %	1,796	1,570	3.72 %
Greater than seven years and less than eleven years	344,788	355,412	3.58 %	3,845	3,471	3.53 %
Total	$ 727,997	$ 744,826	4.25 %	$ 7,415	$ 6,607	2.77 %

(1) Expected average lives of RMBS are generally shorter than stated contractual maturities.

(2) Weighted average coupon represents the weighted average coupons of the securities rather than the coupon rates on the underlying collateral.

($ in thousands)	Non-Agency RMBS			Non-Agency IOs			CLOs[3]		
Estimated Weighted Average Life[1]	**Fair Value**	**Amortized Cost**	**Weighted Average Coupon[2]**	**Fair Value**	**Amortized Cost**	**Weighted Average Coupon[2]**	**Fair Value**	**Amortized Cost**	**Weighted Average Coupon[2]**
Less than three years	$ 1,764	$ 1,749	7.45 %	$ —	$ —	— %	$ —	$ —	— %
Greater than three years and less than seven years	5,834	5,271	11.39 %	—	—	— %	13,114	13,078	11.99 %
Greater than seven years and less than eleven years	1,217	1,169	6.07 %	11,310	8,700	0.22 %	1,377	1,363	14.06 %
Greater than eleven years	594	—	5.79 %	—	—	— %	—	—	— %
Total	$ 9,409	$ 8,189	9.39 %	$ 11,310	$ 8,700	0.22 %	$ 14,491	$ 14,441	12.16 %

(1) Expected average lives of RMBS and CLOs are generally shorter than stated contractual maturities.
(2) Weighted average coupon represents the weighted average coupons of the securities rather than the coupon rates on the underlying collateral.
(3) CLOs excludes CLO Equity.

As of December 31, 2022:

($ in thousands)	Agency RMBS			Agency IOs		
Estimated Weighted Average Life[1]	**Fair Value**	**Amortized Cost**	**Weighted Average Coupon[2]**	**Fair Value**	**Amortized Cost**	**Weighted Average Coupon[2]**
Less than three years	$ 17,005	$ 17,868	3.80 %	$ 797	$ 882	4.03 %
Greater than three years and less than seven years	204,858	221,291	4.10 %	3,937	3,827	4.13 %
Greater than seven years and less than eleven years	640,207	698,391	3.48 %	4,579	4,503	3.61 %
Greater than eleven years	1,214	1,279	4.50 %	—	—	— %
Total	$ 863,284	$ 938,829	3.63 %	$ 9,313	$ 9,212	3.89 %

(1) Expected average lives of RMBS are generally shorter than stated contractual maturities.
(2) Weighted average coupon represents the weighted average coupons of the securities rather than the coupon rates on the underlying collateral.

($ in thousands)	Non-Agency RMBS			Non-Agency IOs		
Estimated Weighted Average Life[1][2]	**Fair Value**	**Amortized Cost**	**Weighted Average Coupon[3]**	**Fair Value**	**Amortized Cost**	**Weighted Average Coupon[3]**
Less than three years	$ 2,099	$ 2,092	5.67 %	$ —	$ —	— %
Greater than three years and less than seven years	1,889	1,763	4.67 %	—	—	— %
Greater than seven years and less than eleven years	7,911	8,559	5.34 %	8,138	6,289	0.24 %
Greater than eleven years	667	—	4.71 %	—	—	— %
Total	$ 12,566	$ 12,414	5.26 %	$ 8,138	$ 6,289	0.24 %

(1) Conformed to current period presentation.
(2) Expected average lives of RMBS are generally shorter than stated contractual maturities.
(3) Weighted average coupon represents the weighted average coupons of the securities rather than the coupon rates on the underlying collateral.

The following tables reflect the components of net interest income (expense) by security type for the years ended December 31, 2023 and 2022:

($ in thousands)	Year Ended December 31, 2023			Year Ended December 31, 2022		
	Net Coupon Interest	Net Amortization	Net Interest Income (Expense)	Net Coupon Interest	Net Amortization	Net Interest Income (Expense)
Agency RMBS	$ 38,029	$ (1,843)	$ 36,186	$ 35,721	$ (3,855)	$ 31,866
Non-Agency RMBS	2,883	(569)	2,314	1,887	(329)	1,558
CLOs	222	109	331	—	—	—
U.S. Treasury securities	(339)	(29)	(368)	(86)	(114)	(200)
Total	$ 40,795	$ (2,332)	$ 38,463	$ 37,522	$ (4,298)	$ 33,224

For the years ended December 31, 2023 and 2022, the Catch-up Amortization Adjustment was $(0.1) million and $3.1 million, respectively.

At December 31, 2023, the Company had gross unrealized losses on securities of $(25.4) million, of which $(0.2) million relates primarily to adverse changes in estimated future cash flows on CLOs and Agency IOs. At December 31, 2022, the Company had gross unrealized losses on securities of $(78.1) million, of which $(0.2) million relates primarily to adverse changes in estimated future cash flows on Agency IOs.

The Company determined for certain securities that a portion of such securities' cost basis is not collectible; for the years ended December 31, 2023 and 2022, the Company recognized realized losses on such securities of $(0.5) million and $(1.6) million, respectively. Such realized losses are reflected in Net realized gains (losses) on securities, on the Consolidated Statement of Operations.

4. Valuation

The following tables present the Company's financial instruments measured at fair value on:

December 31, 2023:

(In thousands)

Description	Level 1	Level 2	Level 3	Total
Assets:				
Securities:				
Agency RMBS:				
15-year fixed-rate mortgages	$ —	$ 27,847	$ —	$ 27,847
20-year fixed-rate mortgages	—	7,863	—	7,863
30-year fixed-rate mortgages	—	670,294	—	670,294
Adjustable rate mortgages	—	7,119	—	7,119
Reverse mortgages	—	14,874	—	14,874
Interest only securities	—	4,253	3,162	7,415
Non-Agency RMBS	—	10,443	10,276	20,719
CLOs	—	11,816	5,601	17,417
Total securities, at fair value	—	754,509	19,039	773,548
Financial derivatives–assets, at fair value:				
TBAs	—	654	—	654
Interest rate swaps	—	71,341	—	71,341
Futures	2,284	—	—	2,284
Total financial derivatives–assets, at fair value	2,284	71,995	—	74,279
Total securities and financial derivatives–assets, at fair value	$ 2,284	$ 826,504	$ 19,039	$ 847,827
Liabilities:				
Financial derivatives–liabilities, at fair value:				
TBAs	$ —	$ (1,876)	$ —	$ (1,876)
Interest rate swaps	—	(4,758)	—	(4,758)
Futures	(63)	—	—	(63)
Credit default swaps	—	(632)	—	(632)
Total financial derivatives–liabilities, at fair value	$ (63)	$ (7,266)	$ —	$ (7,329)

December 31, 2022[1]:

(In thousands)

Description	Level 1		Level 2	Level 3		Total
Assets:						
Securities:						
Agency RMBS:						
15-year fixed-rate mortgages	$	—	$ 45,324	$	—	$ 45,324
20-year fixed-rate mortgages		—	9,691		—	9,691
30-year fixed-rate mortgages		—	781,754		—	781,754
Adjustable rate mortgages		—	8,663		—	8,663
Reverse mortgages		—	17,852		—	17,852
Interest only securities		—	5,228	4,085		9,313
Non-Agency RMBS		—	8,870	11,834		20,704
Preferred equity securities		208	—		—	208
Total securities, at fair value		208	877,382	15,919		893,509
Financial derivatives–assets, at fair value:						
TBAs		—	3,568		—	3,568
Interest rate swaps		—	65,202		—	65,202
Total financial derivatives–assets, at fair value		—	68,770		—	68,770
Total securities and financial derivatives–assets, at fair value	$	208	$ 946,152	$	15,919	$ 962,279
Liabilities:						
Securities sold short:						
U.S. Treasury securities sold short, at fair value	$	—	$ (498)	$	—	$ (498)
Financial derivatives–liabilities, at fair value:						
TBAs		—	(664)		—	(664)
Interest rate swaps		—	(2,373)		—	(2,373)
Futures		(82)	—		—	(82)
Total financial derivatives–liabilities, at fair value		(82)	(3,037)		—	(3,119)
Total securities sold short and financial derivatives–liabilities, at fair value	$	(82)	$ (3,535)	$	—	$ (3,617)

(1) Conformed to current period presentation.

99

The following tables present additional information about the Company's investments which are measured at fair value for which the Company has utilized Level 3 inputs to determine fair value.

Year Ended December 31, 2023:

(In thousands)	Non-Agency RMBS	Agency RMBS	CLOs
Beginning balance as of December 31, 2022	$ 11,834	$ 4,085	$ —
Purchases	4,141	—	5,465
Proceeds from sales	(5,058)	(1,484)	—
Principal repayments	(226)	(382)	—
(Amortization)/accretion, net	(379)	(653)	102
Net realized gains (losses)	(228)	(217)	—
Change in net unrealized gains (losses)	799	276	34
Transfers:			
Transfers into level 3	—	1,848	—
Transfers out of level 3	(607)	(311)	—
Ending balance as of December 31, 2023	$ 10,276	$ 3,162	$ 5,601

All amounts of net realized and changes in net unrealized gains (losses) in the table above are reflected in the accompanying Consolidated Statement of Operations. The table above incorporates changes in net unrealized gains (losses) for both Level 3 financial instruments held by the Company at December 31, 2023, as well as Level 3 financial instruments disposed of by the Company during the year ended December 31, 2023. For Level 3 financial instruments held by the Company as of December 31, 2023, change in net unrealized gains (losses) of $0.4 million, $0.6 million, and $34 thousand, for the year ended December 31, 2023 relate to non-Agency RMBS, Agency RMBS, and CLOs, respectively.

At December 31, 2023, the Company transferred $0.9 million of assets from Level 3 to Level 2 and $1.8 million of assets from Level 2 to Level 3. Transfers between hierarchy levels are based on the availability of sufficient observable inputs to meet Level 2 versus Level 3 criteria. The level designation of each financial instrument is reassessed at the end of each period, and is based on pricing information received from third party pricing sources.

Year Ended December 31, 2022:

(In thousands)	Non-Agency RMBS	Agency RMBS
Beginning balance as of December 31, 2021	$ 7,259	$ 5,654
Purchases	12,807	2,726
Proceeds from sales	(6,502)	(761)
Principal repayments	(128)	(133)
(Amortization)/accretion, net	(71)	(1,358)
Net realized gains (losses)	23	(1,062)
Change in net unrealized gains (losses)	82	1,748
Transfers:		
Transfers into level 3	3,060	621
Transfers out of level 3	(4,696)	(3,350)
Ending balance as of December 31, 2022	$ 11,834	$ 4,085

All amounts of net realized and changes in net unrealized gains (losses) in the table above are reflected in the accompanying Consolidated Statement of Operations. The table above incorporates changes in net unrealized gains (losses) for both Level 3 financial instruments held by the Company as of December 31, 2022, as well as Level 3 financial instruments disposed of by the Company during the year ended December 31, 2022. For Level 3 financial instruments held by the Company as of December 31, 2022, change in net unrealized gains (losses) of $0.3 million and $1.2 million, for the year ended December 31, 2022 relate to non-Agency RMBS and Agency RMBS, respectively.

At December 31, 2022, the Company transferred $8.0 million of assets from Level 3 to Level 2 and $3.7 million of assets from Level 2 to Level 3. Transfers between these hierarchy levels are based on the availability of sufficient observable inputs to meet Level 2 versus Level 3 criteria. The level designation of each financial instrument is reassessed at the end of each period, and is based on pricing information received from third party pricing sources.

The following table identifies the significant unobservable inputs that affect the valuation of the Company's Level 3 assets and liabilities as of December 31, 2023:

December 31, 2023:

Description	Fair Value	Valuation Technique	Significant Unobservable Input	Range		Weighted Average[1]
				Min	Max	
	(In thousands)					
Non-Agency RMBS	$ 8,135	Market quotes	Non-Binding Third-Party Valuation	$0.39	$97.91	$20.34
	2,141	Discounted Cash Flows				
	$ 10,276		Yield	5.8%	17.6%	10.1%
			Projected Collateral Prepayments	30.8%	40.1%	38.1%
			Projected Collateral Losses	0.7%	7.8%	5.6%
			Projected Collateral Recoveries	6.3%	13.1%	10.7%
Agency RMBS–Interest Only Securities	$ 2,169	Market quotes	Non-Binding Third-Party Valuation	$3.41	$16.30	$7.18
	993	Option Adjusted Spread ("OAS")	LIBOR OAS [2]	36	5,076	1,386
	$ 3,162		Projected Collateral Prepayments	32.6%	67.1%	45.8%
CLOs	$ 2,427	Market quotes	Non-Binding Third-Party Valuation	$10.75	$99.47	$71.00
	3,174	Discounted Cash Flows				
	$ 5,601		Yield	12.7%	51.1%	22.2%

(1) Averages are weighted based on the fair value of the related instrument.
(2) Shown in basis points.

Third-party non-binding valuations are validated by comparing such valuations to internally generated prices based on the Company's models and, when available, to recent trading activity in the same or similar instruments. For those instruments valued using discounted cash flows, collateral prepayments, losses, recoveries, and scheduled amortization are projected over the remaining life of the collateral and expressed as a percentage of the collateral's current principal balance. For those assets valued using the LIBOR Option Adjusted Spread, or "OAS," valuation methodology, cash flows are projected using management's models over multiple interest rate scenarios, and these projected cash flows are then discounted using the LIBOR rates (which are calculated by using an assumed spread over projected Secured Overnight Financing Rates, or "SOFR" rates) implied by each interest rate scenario. The LIBOR OAS of an asset is then computed as the unique constant yield spread that, when added to all LIBOR rates in each interest rate scenario generated by the model, will equate (a) the expected present value of the projected asset cash flows over all model scenarios to (b) the actual current market price of the asset. LIBOR OAS is therefore model-dependent. Generally speaking, LIBOR OAS measures the additional yield spread over LIBOR that an asset provides at its current market price after taking into account any interest rate options embedded in the asset.

Material changes in any of the inputs above in isolation could result in a significant change to reported fair value measurements. Fair value measurements are impacted by the interrelationships of these inputs. For example, a higher expectation of collateral prepayments will generally result in a lower expectation of collateral losses. Conversely, higher losses will generally result in lower prepayments. Losses and recoveries do not represent a significant input for the Company's Agency RMBS interest only securities, given the guarantee of the issuing GSE.

The following table summarizes the estimated fair value of all other financial instruments not included in the disclosures above as of December 31, 2023 and 2022:

	December 31, 2023		December 31, 2022	
(In thousands)	Fair Value	Carrying Value	Fair Value	Carrying Value
Assets:				
Cash and cash equivalents	$ 38,533	$ 38,533	$ 34,816	$ 34,816
Due from brokers	3,245	3,245	18,824	18,824
Reverse repurchase agreements	—	—	499	499
Liabilities:				
Repurchase agreements	729,543	729,543	842,455	842,455
Due to brokers	54,476	54,476	45,666	45,666

Cash and cash equivalents includes cash held in interest bearing overnight accounts, for which fair value equals the carrying value, and cash held in money market accounts, which are liquid in nature and for which fair value equals the carrying value; such assets are considered Level 1 assets. Due from brokers and Due to brokers include collateral transferred to or received from counterparties, along with receivables and payables for open and/or closed derivative positions. These receivables and payables are short term in nature and any collateral transferred consists primarily of cash; fair value of these items approximates carrying value and such items are considered Level 1 assets and liabilities. The Company's repurchase and reverse repurchase agreements are carried at cost, which approximates fair value due to their short term nature. Repurchase agreements and reverse repurchase agreements are classified as Level 2 assets and liabilities based on the adequacy of the collateral and their short term nature.

5. Financial Derivatives

The Company is exposed to certain risks arising from both its business operations and economic conditions. Specifically, the Company's primary source of financing is repurchase agreements and the Company enters into financial derivative and other instruments to manage exposure to variable cash flows on portions of its borrowings under those repurchase agreements. Since the interest rates on repurchase agreements typically change with market interest rates such as the Secured Overnight Financing Rate, or "SOFR," the Company is constantly exposed to changing interest rates, which accordingly affects cash flows associated with the Company's borrowings. To mitigate the effect of changes in these interest rates and their related cash flows, the Company may enter into a variety of derivative contracts, including interest rate swaps, futures, swaptions, CDS, and TBAs. Additionally, from time to time, the Company may use short positions in U.S. Treasury securities to mitigate its interest rate risk.

The following table details the fair value of the Company's holdings of financial derivatives as of December 31, 2023 and 2022:

	December 31, 2023	December 31, 2022
	(In thousands)	
Financial derivatives–assets, at fair value:		
TBA securities purchase contracts	$ 654	$ —
TBA securities sale contracts	—	3,568
Fixed payer interest rate swaps	67,719	65,202
Fixed receiver interest rate swaps	3,622	—
Futures	2,284	—
Total financial derivatives–assets, at fair value	74,279	68,770
Financial derivatives–liabilities, at fair value:		
TBA securities purchase contracts	(13)	(664)
TBA securities sale contracts	(1,863)	—
Fixed payer interest rate swaps	(4,182)	—
Fixed receiver interest rate swaps	(576)	(2,373)
Futures	(63)	(82)
Credit default swaps	(632)	—
Total financial derivatives–liabilities, at fair value	(7,329)	(3,119)
Total, net	$ 66,950	$ 65,651

Interest Rate Swaps

The following tables provide information about the Company's fixed payer interest rate swaps as of December 31, 2023 and 2022.

December 31, 2023:

Maturity	Notional Amount	Fair Value	Weighted Average Pay Rate	Weighted Average Receive Rate	Weighted Average Remaining Years to Maturity
	(In thousands)				
2024	$ 73,693	$ 2,161	2.27 %	5.38 %	0.33
2025	100,268	2,960	2.98	5.39	1.72
2027	40,545	1,164	3.01	5.38	3.71
2028	104,647	5,264	2.74	5.39	4.51
2029	65,987	5,528	2.17	5.38	5.25
2030	97,200	7,141	2.50	5.38	6.42
2031	123,515	16,138	1.81	5.38	7.48
2032	104,377	15,932	1.74	5.38	8.13
2033	76,900	(782)	3.69	5.38	9.25
2037	35,000	2,842	2.85	5.38	13.56
2038	39,500	(2,072)	4.01	5.39	14.66
2040	500	165	0.90	5.33	16.82
2041	10,961	3,395	1.33	5.39	17.60
2049	3,564	1,156	1.63	5.39	25.83
2050	780	394	0.64	5.39	26.54
2052	10,000	2,151	2.28	5.38	28.31
Total	$ 887,437	$ 63,537	2.54 %	5.38 %	6.68

December 31, 2022:

Maturity	Notional Amount	Fair Value	Weighted Average Pay Rate	Weighted Average Receive Rate	Weighted Average Remaining Years to Maturity
	(In thousands)				
2024	$ 76,575	$ 2,483	2.23 %	4.37 %	1.33
2025	59,505	4,914	0.82	4.65	2.30
2027	40,545	1,313	3.01	4.30	4.71
2028	56,338	6,210	1.64	4.42	5.60
2029	49,735	4,128	2.17	4.30	6.25
2030	97,200	6,816	2.50	4.30	7.42
2031	124,124	15,689	1.94	4.47	8.48
2032	104,377	14,525	1.74	4.30	9.13
2037	35,000	2,577	2.85	4.30	14.56
2040	500	171	0.90	4.33	17.82
2041	11,227	3,246	1.59	4.46	18.60
2049	3,633	1,058	1.89	4.32	26.83
2050	792	371	0.90	3.91	27.54
2052	10,000	1,701	2.28	4.30	29.31
Total	$ 669,551	$ 65,202	2.03 %	4.38 %	7.35

The following tables provide information about the Company's fixed receiver interest rate swaps as of December 31, 2023 and 2022.

December 31, 2023:

Maturity	Notional Amount	Fair Value	Weighted Average Pay Rate	Weighted Average Receive Rate	Weighted Average Remaining Years to Maturity
	(In thousands)				
2026	$ 61	$ —	5.38 %	4.06 %	2.45
2028	10,070	(19)	5.39	3.50	5.00
2029	20,000	19	5.38	3.55	5.01
2030	13,000	(330)	5.38	3.31	6.26
2031	25,700	31	5.38	3.49	7.01
2033	95,829	3,572	5.39	3.96	9.62
2034	23,000	(54)	5.38	3.44	10.01
2040	500	(173)	5.38	0.84	16.82
Total	$ 188,160	$ 3,046	5.38 %	3.71 %	8.36

December 31, 2022:

Maturity	Notional Amount	Fair Value	Weighted Average Pay Rate	Weighted Average Receive Rate	Weighted Average Remaining Years to Maturity
	(In thousands)				
2032	$ 37,009	$ (2,198)	4.30 %	2.79 %	9.56
2040	500	(175)	4.30	0.84	17.82
Total	$ 37,509	$ (2,373)	4.30 %	2.77 %	9.67

Futures

The following tables provide information about the Company's futures as of December 31, 2023 and 2022.

December 31, 2023:

Description	Notional Amount	Fair Value	Remaining Months to Expiration
($ in thousands)			
Assets:			
Long Contracts:			
U.S. Treasury Futures	$ 84,600	$ 2,284	2.69
Liabilities:			
Short Contracts:			
U.S. Treasury Futures	(5,400)	(63)	2.93
Total, net	$ 79,200	$ 2,221	2.70

December 31, 2022:

Description	Notional Amount	Fair Value	Remaining Months to Expiration
($ in thousands)			
Liabilities:			
Long Contracts:			
U.S. Treasury Futures	$ 64,300	$ (79)	2.80
Short Contracts:			
U.S. Treasury Futures	(5,400)	(3)	3.00
Total, net	$ 58,900	$ (82)	2.81

TBAs

The Company transacts in the forward settling TBA market. Pursuant to these TBA transactions, the Company agrees to purchase or sell, for future delivery, Agency RMBS with certain principal and interest terms and certain types of underlying collateral, but the particular Agency RMBS to be delivered is not identified until shortly before the TBA settlement date. TBAs are generally liquid, have quoted market prices, and represent the most actively traded class of MBS. The Company uses TBAs to mitigate interest rate risk, usually by taking short positions. The Company also invests in TBAs as a means of acquiring additional exposure to Agency RMBS, or for speculative purposes, including holding long positions.

The Company does not generally take delivery of TBAs; rather, it settles the associated receivable and payable with its trading counterparties on a net basis. Transactions with the same counterparty for the same TBA that result in a reduction of the position are treated as extinguished.

As of December 31, 2023 and 2022, the Company had outstanding contracts to purchase ("long positions") and sell ("short positions") TBA securities as follows:

	December 31, 2023				December 31, 2022			
TBA Securities	Notional Amount[1]	Cost Basis[2]	Market Value[3]	Net Carrying Value[4]	Notional Amount [1]	Cost Basis[2]	Market Value[3]	Net Carrying Value[4]
(In thousands)								
Purchase contracts:								
Assets	$ 79,722	$ 78,709	$ 79,363	$ 654	$ —	$ —	$ —	$ —
Liabilities	27,700	28,398	28,385	(13)	81,759	81,498	80,834	(664)
	107,422	107,107	107,748	641	81,759	81,498	80,834	(664)
Sale contracts:								
Assets	—	—	—	—	(258,253)	(234,384)	(230,816)	3,568
Liabilities	(78,285)	(69,206)	(71,069)	(1,863)	—	—	—	—
	(78,285)	(69,206)	(71,069)	(1,863)	(258,253)	(234,384)	(230,816)	3,568
Total TBA securities, net	$ 29,137	$ 37,901	$ 36,679	$ (1,222)	$(176,494)	$(152,886)	$(149,982)	$ 2,904

(1) Notional amount represents the principal balance of the underlying Agency RMBS.
(2) Cost basis represents the forward price to be paid (received) for the underlying Agency RMBS.
(3) Market value represents the current market value of the underlying Agency RMBS (on a forward delivery basis) as of period end.
(4) Net carrying value represents the difference between the market value of the TBA contract as of period end and the cost basis and is reported in Financial derivatives-assets at fair value and Financial derivatives-liabilities at fair value on the Consolidated Balance Sheet.

The table below details the average notional values of the Company's financial derivatives, using absolute value of month end notional values, for the years ended December 31, 2023 and 2022:

Derivative Type	Year Ended December 31, 2023	Year Ended December 31, 2022
	(In thousands)	
Interest rate swaps	$ 861,689	$ 653,115
TBAs	289,786	343,695
Futures	67,592	110,415
Credit default swaps	14,989	—

Gains and losses on the Company's financial derivatives for the years ended December 31, 2023 and 2022 are summarized in the tables below:

	Year Ended December 31, 2023					
Derivative Type	Net Realized Gains (Losses) on Periodic Settlements of Interest Rate Swaps	Net Realized Gains (Losses) on Financial Derivatives Other Than Periodic Settlements of Interest Rate Swaps	Net Realized Gains (Losses) on Financial Derivatives	Change in Net Unrealized Gains (Losses) on Accrued Periodic Settlements of Interest Rate Swaps	Change in Net Unrealized Gains (Losses) on Financial Derivatives Other Than on Accrued Periodic Settlements of Interest Rate Swaps	Change in Net Unrealized Gains (Losses) on Financial Derivatives
(In thousands)						
Interest rate swaps	$ 7,388	$ 12,176	$ 19,564	$ 13,690	$ (30,612)	$ (16,922)
TBAs		12,385	12,385		(4,126)	(4,126)
Futures		(3,149)	(3,149)		2,303	2,303
Credit Default Swaps		(238)	(238)		(187)	(187)
Total	$ 7,388	$ 21,174	$ 28,562	$ 13,690	$ (32,622)	$ (18,932)

	Year Ended December 31, 2022					
Derivative Type	Net Realized Gains (Losses) on Periodic Settlements of Interest Rate Swaps	Net Realized Gains (Losses) on Financial Derivatives Other Than Periodic Settlements of Interest Rate Swaps	Net Realized Gains (Losses) on Financial Derivatives	Change in Net Unrealized Gains (Losses) on Accrued Periodic Settlements of Interest Rate Swaps	Change in Net Unrealized Gains (Losses) on Financial Derivatives Other Than on Accrued Periodic Settlements of Interest Rate Swaps	Change in Net Unrealized Gains (Losses) on Financial Derivatives
(In thousands)						
Interest rate swaps	$ 626	$ 7,369	$ 7,995	$ 1,282	$ 55,119	$ 56,401
TBAs		19,893	19,893		2,345	2,345
Futures		21,108	21,108		(213)	(213)
Total	$ 626	$ 48,370	$ 48,996	$ 1,282	$ 57,251	$ 58,533

At December 31, 2023, the Company purchased protection on credit default swaps on corporate bond indices with a notional value of $25.9 million and a fair value of $(0.6) million; the weighted average remaining maturity on such contracts was 5.0 years.

6. Borrowings under Repurchase Agreements

The Company enters into repurchase agreements. A repurchase agreement involves the sale of an asset to a counterparty together with a simultaneous agreement to repurchase the transferred asset or similar asset from such counterparty at a future date. The Company accounts for its repurchase agreements as collateralized borrowings, with the transferred assets effectively serving as collateral for the related borrowing. The Company's repurchase agreements typically range in term from 30 to 364 days. The principal economic terms of each repurchase agreement—such as loan amount, interest rate, and maturity date—are typically negotiated on a transaction-by-transaction basis. Other terms and conditions, such as relating to events of default, are typically governed under the Company's master repurchase agreements. Absent an event of default, the Company maintains beneficial ownership of the transferred securities during the term of the repurchase agreement and receives the related principal and interest payments. Interest rates on these borrowings are generally fixed based on prevailing rates corresponding to the terms of the borrowings, and interest is paid at the termination of the repurchase agreement at which time the Company may enter into a new repurchase agreement at prevailing market rates with the same counterparty, repay that counterparty and possibly negotiate financing terms with a different counterparty, or choose to no longer finance the related asset. In response to a decline in the fair value of the transferred securities, whether as a result of changes in market conditions, security paydowns, or other factors, repurchase agreement counterparties will typically make a margin call, whereby the Company will be required to post additional securities and/or cash as collateral with the counterparty in order to re-establish the agreed-upon collateralization requirements. In the event of increases in fair value of the transferred securities, the Company generally can require the counterparty to post collateral with it in the form of cash or securities. The Company is generally permitted to sell or re-pledge any securities posted by the counterparty as collateral; however, upon termination of the repurchase agreement, or other circumstance in which the counterparty is no longer required to post such margin, the Company must return to the counterparty the same security that had been posted. The contractual amount (loan amount) of the Company's repurchase agreements approximates fair value, based on the short-term nature of the debt and the adequacy of the collateral.

At any given time, the Company seeks to have its outstanding borrowings under repurchase agreements with several different counterparties in order to reduce the exposure to any single counterparty. As of December 31, 2023 and 2022, the Company had outstanding borrowings under repurchase agreements with 19 and 16 counterparties, respectively.

The following table details the Company's outstanding borrowings under repurchase agreements as of December 31, 2023 and 2022:

| | December 31, 2023 | | | December 31, 2022 | | |
| | | Weighted Average | | | Weighted Average | |
Remaining Days to Maturity	Borrowings Outstanding	Interest Rate	Remaining Days to Maturity	Borrowings Outstanding	Interest Rate	Remaining Days to Maturity
Agency RMBS:	*(In thousands)*			*(In thousands)*		
30 days or less	$ 676,074	5.54 %	17	$ 559,178	4.00 %	14
31-60 days	1,256	6.23	44	207,066	2.68	43
61-90 days	2,933	6.23	67	61,492	4.00	73
Total Agency RMBS	680,263	5.55	17	827,736	3.67	26
Non-Agency RMBS and CLOs:						
30 days or less	6,782	6.89	15	4,748	5.33	4
31-60 days	4,875	6.80	46	3,503	5.88	48
61-90 days	6,801	6.58	67	6,468	5.73	66
Total Non-Agency RMBS and CLOs	18,458	6.75	42	14,719	5.64	42
U.S. Treasury Securities						
30 days or less	30,822	5.53	2	—	—	—
Total U.S. Treasury Securities	30,822	5.53	2	—	—	—
Total	$ 729,543	5.58 %	17	$ 842,455	3.70 %	26

Repurchase agreements involving underlying investments that the Company sold prior to period end, for settlement following period end, are shown using their contractual maturity dates even though such repurchase agreements may be expected to be terminated early upon settlement of the sale of the underlying investment.

As of December 31, 2023 and 2022, the fair value of securities transferred as collateral under outstanding borrowings under repurchase agreements was $791.5 million and $882.0 million, respectively. Collateral transferred under outstanding borrowings under repurchase agreements as of December 31, 2023 and 2022, includes RMBS in the amount of $51.0 million and $33.0 million, respectively, that were sold prior to period end but for which such sale had not yet settled. In addition as of December 31, 2023 and 2022, the Company posted to/(received from) repurchase agreement counterparties net cash collateral of $(11.2) million and $10.3 million, respectively, as a result of margin calls with various repurchase agreement counterparties. Additionally, as of December 31, 2023, repurchase agreement counterparties posted RMBS of $0.8 million to the Company as a result of margin calls.

Amount at risk represents the excess, if any, for each counterparty of the fair value of collateral held by such counterparty over the amounts outstanding under repurchase agreements. There was no counterparty for which the amount at risk was greater than 10% of shareholders' equity as of either December 31, 2023 or 2022.

7. Offsetting of Assets and Liabilities

The Company records certain financial instruments at fair value as described in Note 2. In connection with its financial derivatives, repurchase agreements, and related trading agreements, the Company and its counterparties are required to pledge collateral. Cash or other collateral is exchanged as required with each of the Company's counterparties in connection with open derivative positions and repurchase agreements.

The following tables present information about certain assets and liabilities representing financial instruments as of December 31, 2023 and 2022. The Company has not previously entered into master netting agreements with any of its counterparties. Certain of the Company's repurchase and reverse repurchase agreements and financial derivative transactions are governed by underlying agreements that generally provide a right of net settlement, as well as a right of offset in the event of default or in the event of a bankruptcy of either party to the transaction.

December 31, 2023:

Description	Amount of Assets (Liabilities) Presented in the Consolidated Balance Sheet[1]	Financial Instruments Available for Offset	Financial Instruments Transferred or Pledged as Collateral[2][3]	Cash Collateral (Received) Pledged[2][3]	Net Amount
(In thousands)					
Assets:					
Financial derivatives–assets	$ 74,279	$ (6,851)	$ —	$ (42,344)	$ 25,084
Liabilities:					
Financial derivatives–liabilities	(7,329)	6,851	—	374	(104)
Repurchase agreements	(729,543)	—	740,748	(11,205)	—

(1) In the Company's Consolidated Balance Sheet, all balances associated with repurchase and reverse repurchase agreements and financial derivatives are presented on a gross basis.

(2) For the purpose of this presentation, for each row the total amount of financial instruments transferred or pledged and cash collateral (received) or pledged may not exceed the applicable gross amount of assets or (liabilities) as presented here. Therefore, the Company has reduced the amount of financial instruments transferred or pledged as collateral related to the Company's repurchase agreements and cash collateral pledged on the Company's financial derivative assets and liabilities. As of December 31, 2023, the fair value of financial instruments transferred or pledged as collateral on the Company's repurchase agreements, net of the fair value of any financial instruments received by the Company as the result of margin calls, were $790.6 million. As of December 31, 2023, total cash collateral (received) pledged on financial derivative assets and financial derivative liabilities excludes $1.4 million and $0.1 million, respectively, of net excess cash collateral.

(3) When collateral is pledged to or pledged by a counterparty, it is often pledged or posted with respect to all positions with such counterparty, and in such cases such collateral cannot be specifically identified as relating to a particular asset or liability. As a result, in preparing the above table, the Company has made assumptions in allocating pledged or posted collateral among the various rows.

December 31, 2022:

Description	Amount of Assets (Liabilities) Presented in the Consolidated Balance Sheet[1]	Financial Instruments Available for Offset	Financial Instruments Transferred or Pledged as Collateral[2][3]	Cash Collateral (Received) Pledged[2][3]	Net Amount
(In thousands)					
Assets:					
Financial derivatives–assets	$ 68,770	$ (2,995)	$ —	$ (41,453)	$ 24,322
Reverse repurchase agreements	499	(499)	—	—	—
Liabilities:					
Financial derivatives–liabilities	(3,119)	2,995	—	—	(124)
Repurchase agreements	(842,455)	499	831,685	10,271	—

(1) In the Company's Consolidated Balance Sheet, all balances associated with repurchase and reverse repurchase agreements and financial derivatives are presented on a gross basis.

(2) For the purpose of this presentation, for each row the total amount of financial instruments transferred or pledged and cash collateral (received) or pledged may not exceed the applicable gross amount of assets or (liabilities) as presented here. Therefore, the Company has reduced the amount of financial instruments transferred or pledged as collateral related to the Company's repurchase agreements and cash collateral pledged on the Company's financial derivative assets and liabilities. Total financial instruments transferred or pledged as collateral on the Company's repurchase agreements as of December 31, 2022 were $882.0 million. As of December 31, 2022, total cash collateral on financial derivative assets excludes $4.3 million of net excess cash collateral.

(3) When collateral is pledged to or pledged by a counterparty, it is often pledged or posted with respect to all positions with such counterparty, and in such cases such collateral cannot be specifically identified as relating to a particular asset or liability. As a result, in preparing the above table, the Company has made assumptions in allocating pledged or posted collateral among the various rows.

8. Earnings Per Share

Basic earnings per share, or "EPS," is calculated by dividing net income (loss) for the period by the weighted average of the Company's common shares outstanding for the period. Diluted EPS takes into account the effect of outstanding dilutive instruments, such as share options and warrants, if any, and uses the average share price for the period in determining the number of incremental shares that are to be added to the weighted average number of shares outstanding. As of December 31, 2023 and 2022, the Company did not have any dilutive instruments outstanding.

The following table presents a reconciliation of the earnings/(losses) and shares used in calculating basic EPS years ended December 31, 2023 and 2022:

	Year Ended	
(In thousands except for share amounts)	**December 31, 2023**	**December 31, 2022**
Numerator:		
Net income (loss)	$ 4,559	$ (30,198)
Denominator:		
Basic and diluted weighted average shares outstanding	14,875,314	13,163,106
Basic and diluted earnings per share	$ 0.31	$ (2.29)

9. Related Party Transactions

Management Agreement

The Company is party to the Management Agreement, which has a current term that expires on September 24, 2024, and has been, and is expected to be, renewed automatically each year thereafter for an additional one-year period, subject to certain termination rights. The Company is externally managed and advised by the Manager. Pursuant to the terms of the Management Agreement, the Manager provides the Company with its management team, including its officers, and appropriate support personnel. The Company does not have any employees. The Manager is responsible for the day-to-day operations of the Company.

The Manager receives an annual management fee in an amount equal to 1.50% per annum of shareholders' equity (as defined in the Management Agreement) as of the end of each fiscal quarter (before deductions for any management fee with respect to such fiscal period). The management fee is payable quarterly in arrears. For each of the years ended December 31, 2023 and 2022, the total management fee incurred was $1.8 million.

Services Agreement

The Manager and EMG are parties to a services agreement, pursuant to which EMG is required to provide to the Manager sufficient personnel, services, and resources to enable the Manager to carry out its obligations and responsibilities under the Management Agreement. The Company is a named third-party beneficiary to the services agreement and, as a result, has, as a non-exclusive remedy, a direct right of action against EMG in the event of any breach by the Manager of any of its duties, obligations, or agreements under the Management Agreement that arise out of or result from any breach by EMG of its obligations under the services agreement. The services agreement will terminate upon the termination of the Management Agreement. Pursuant to the services agreement, the Manager makes certain payments to EMG in connection with the services provided. The Manager and EMG have overlapping ownership and are under common control.

Expense Reimbursement

Under the terms of the Management Agreement, the Company is required to reimburse the Manager for operating expenses related to the Company that are incurred by the Manager, including expenses relating to legal, accounting, due diligence, other services, and all other costs and expenses. The Company's reimbursement obligation is not subject to any dollar limitation. Expenses will be reimbursed in cash within 60 days following delivery of the expense statement by the Manager; provided, however, that such reimbursement may be offset by the Manager against amounts due to the Company from the Manager. The Company will not reimburse the Manager for the salaries and other compensation of the Manager's personnel except that the Company will be responsible for expenses incurred by the Manager in employing certain dedicated or partially dedicated personnel as further described below.

The Company reimburses the Manager for the allocable share of the compensation, including, without limitation, wages, salaries, and employee benefits paid or reimbursed, as approved by the Compensation Committee of the Board of Trustees, to certain dedicated or partially dedicated personnel who spend all or a portion of their time managing the Company's affairs, based upon the percentage of time devoted by such personnel to the Company's affairs. In their capacities as officers or personnel of the Manager or its affiliates, such personnel will devote such portion of their time to the Company's affairs as is necessary to enable the Company to operate its business.

During the years ended December 31, 2023 and 2022, the Company reimbursed the Manager $2.7 million and $2.3 million, respectively, for previously incurred operating and compensation expenses. As of both December 31, 2023 and 2022, the outstanding payable to the Manager for operating and compensation expenses was $0.4 million and is included in Accrued expenses on the Consolidated Balance Sheet.

Termination Fee

The Management Agreement requires the Company to pay a termination fee to the Manager in the event of (1) the Company's termination or non-renewal of the Management Agreement without cause or (2) the Manager's termination of the Management Agreement upon a default by the Company in the performance of any material term of the Management Agreement. Such termination fee will be equal to 5% of Shareholders' Equity, as defined in the Management Agreement as of the month-end preceding the date of the notice of termination or non-renewal of the Management Agreement.

10. Capital

The Company has authorized 500,000,000 common shares, $0.01 par value per share, and 100,000,000 preferred shares, $0.01 par value per share. The Board of Trustees may authorize the issuance of additional shares of either class. As of December 31, 2023 and 2022, there were 18,601,464 and 13,377,840 common shares outstanding, respectively. No preferred shares have been issued.

Detailed below is a roll forward of the Company's common shares outstanding for the years ended December 31, 2023 and 2022:

	Year Ended	
	December 31, 2023	December 31, 2022
Common Shares Outstanding (12/31/2022 and 12/31/2021, respectively)	13,377,840	13,109,926
Share Activity:		
Common shares repurchased	—	(40,021)
Common shares issued	5,183,037	268,780
Restricted common shares issued	47,393	39,155
Forfeiture of common shares to satisfy tax withholding obligations	(6,806)	—
Common Shares Outstanding (12/31/2023 and 12/31/2022, respectively)	18,601,464	13,377,840
Unvested restricted shares outstanding (12/31/2023 and 12/31/2022, respectively)	53,448	44,804

The below table provides details on the Company's restricted shares granted pursuant to share award agreements which are unvested at December 31, 2023:

Grant Recipient	Number of Restricted Shares Granted	Grant Date	Vesting Date[1]
Independent trustees:			
	32,920	September 13, 2023	September 12, 2024
Partially dedicated employees:			
	6,055	December 15, 2022	December 15, 2024
	7,237	December 14, 2023	December 14, 2024
	7,236	December 14, 2023	December 14, 2025

(1) Date at which such restricted shares will vest and become non-forfeitable.

On May 16, 2023, the Company's 2023 Equity Incentive Plan became effective and replaced the Company's 2013 Equity Incentive Plan. Awards previously granted under the 2013 Equity Incentive Plan remain outstanding and valid in accordance with their terms, but no new awards will be granted under the 2013 Equity Incentive Plan. As of December 31, 2023, there were 1,137,788 shares available for future issuance under the Company's 2023 Equity Incentive Plan.

On June 13, 2018, the Company's Board of Trustees approved the adoption of a share repurchase program under which the Company is authorized to repurchase up to 1.2 million common shares. The program, which is open-ended in duration, allows the Company to make repurchases from time to time on the open market or in negotiated transactions, including through

Rule 10b5-1 plans. Repurchases are at the Company's discretion, subject to applicable law, share availability, price and its financial performance, among other considerations. During the year ended December 31, 2022, the Company repurchased 40,021 of its common shares at an aggregate cost of $0.3 million, and an average price per share of $6.56. From inception of the current share repurchase program adopted on June 13, 2018 through December 31, 2023, the Company repurchased 474,192 of its common shares at an aggregate cost of $4.4 million, and an average price per share of $9.21. The Company did not repurchase any shares during the year ended December 31, 2023.

On April 2, 2021, the Company implemented an "at-the-market" offering program, or the "2021 ATM program," by entering into equity distribution agreements with third party sales agents under which it was authorized to offer and sell up to $75.0 million of common shares from time to time. The 2021 ATM program was terminated in connection with the establishment of the 2023 ATM program, hereinafter defined. On November 14, 2023, the Company implemented an "at the market" offering program, or the "2023 ATM program," by entering into equity distribution agreements with third party sales agents under which it was authorized to offer and sell up to $100.0 million of common shares from time to time. In the aggregate, under the 2021 ATM program and 2023 ATM program, during the year ended December 31, 2023, the Company issued 5,183,037 common shares, which provided $33.6 million of net proceeds after $0.7 million of commissions and offering costs. As of December 31, 2023, the Company's remaining authorization under the 2023 ATM program was $85.9 million.

Distribution Policy

The timing and frequency of distributions will be determined by the Board of Trustees based upon a variety of factors deemed relevant by the Company's trustees, including restrictions under applicable law, capital requirements of the Company, and the REIT requirements of the Code. Distributions to shareholders generally will be taxable as ordinary income, although a portion of such distributions may be designated as long-term capital gain or qualified dividend income, or may constitute a return of capital. The Company will furnish annually to each shareholder a statement setting forth distributions paid or deemed paid during the preceding year and their U.S. federal income tax treatment. It is the intention of the Company to distribute at least 100% of its REIT taxable income, after application of available tax attributes, within the time limits prescribed by the Internal Revenue Code, which may extend into the subsequent taxable year.

11. Commitments and Contingencies

From time to time, the Company may become involved in various claims and legal actions arising in the ordinary course of business. The Company provides current trustees and officers with a limited indemnification against liabilities arising in connection with the performance of their duties to the Company.

In the normal course of business the Company may also enter into contracts that contain a variety of representations, warranties, and general indemnifications. The Company's maximum exposure under these arrangements, including future claims that may be made against the Company that have not yet occurred, is unknown. The Company has not incurred any costs to defend lawsuits or settle claims related to these indemnification agreements. The Company has no liabilities recorded for these agreements as of December 31, 2023 and 2022 and management is not aware of any significant contingencies at December 31, 2023.

12. Subsequent Events

On January 8, 2024, the Board of Trustees approved a monthly dividend in the amount of $0.08 per share payable on February 26, 2024 to shareholders of record as of January 31, 2024.

On February 7, 2024, the Board of Trustees approved a monthly dividend in the amount of $0.08 per share payable on March 25, 2024 to shareholders of record as of February 29, 2024.

On March 7, 2024, the Board of Trustees approved a monthly dividend in the amount of $0.08 per share payable on April 25, 2024 to shareholders of record as of March 29, 2024.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosures

None.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that such information is accumulated and communicated to our management as appropriate to allow timely decisions regarding required disclosures. An evaluation was performed under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2023. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2023.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting that occurred during the quarter ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. Our internal control over financial reporting includes policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that receipts and expenditures are being made only in accordance with authorizations of our management and trustees; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, we evaluated the effectiveness of our internal control over financial reporting using the criteria set forth in the 2013 *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment and those criteria, our management concluded that our internal control over financial reporting was effective as of December 31, 2023.

Item 9B. Other Information

None.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by Item 10 is incorporated by reference to information to be included in our definitive Proxy Statement for our 2024 annual shareholders' meeting.

Our Board of Trustees has established a Code of Business Conduct and Ethics that applies to our officers and trustees and to our Manager's and certain of its affiliates' officers, directors, and employees when such individuals are acting for us or on our behalf which is available on our website at *www.earnreit.com*. Any waiver of our Code of Business Conduct and Ethics of our executive officers or trustees may be made only by our Board of Trustees or one of its committees.

We intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K relating to amendments to or waivers from any provision of our Code of Business Conduct and Ethics applicable to our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions and that relates to any element of the code of ethics definition enumerated in Item 406(b) of Regulation S-K by posting such information on our website at *www.earnreit.com* under the, "For Investors—Corporate Governance" section of the website.

Item 11. Executive Compensation

The information required by Item 11 is incorporated by reference to information to be included in our definitive Proxy Statement for our 2024 annual shareholders' meeting.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters

The information required by Item 12 is incorporated by reference to information to be included in our definitive Proxy Statement for our 2024 annual shareholders' meeting.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by Item 13 is incorporated by reference to information to be included in our definitive Proxy Statement for our 2024 annual shareholders' meeting.

Item 14. Principal Accountant Fees and Services

The information required by Item 14 is incorporated by reference to information to be included in our definitive Proxy Statement for our 2024 annual shareholders' meeting.

Item 15. Exhibits and Financial Statement Schedules

(a) Documents filed as part of this report:

1. Financial Statements.

    See Index to consolidated financial statements, included in Part II, Item 8, of this Annual Report on Form 10-K.

2. Schedules to Financial Statements:

    All financial statement schedules not included have been omitted because they are either inapplicable or the information required is provided in our Financial Statements and Notes thereto, included in Part II, Item 8, of this Annual Report on Form 10-K.

3. Exhibits

Exhibit	Description
3.1	Articles of Amendment and Restatement of Ellington Residential Mortgage REIT filed on May 3, 2013 (incorporated by reference to Exhibit 3.1 of the Company's quarterly report on Form 10-Q for the quarter ended March 31, 2013).
3.2	Second Amended and Restated Bylaws of Ellington Residential Mortgage REIT (incorporated by reference to Exhibit 3.1 of the Company's current report on Form 8-K filed on January 5, 2023).
4.1	Specimen Common Share Certificate of Ellington Residential Mortgage REIT (incorporated by reference to Exhibit 4.1 of the registration statement on Form S-11 (No. 333-187662), filed on April 23, 2013).
4.2	Description of Securities (incorporated by reference to Exhibit 4.2 of the Company's annual report on Form 10-K filed on March 12, 2020).
10.1+	Fifth Amended and Restated Management Agreement between Ellington Residential Mortgage REIT and Ellington Residential Mortgage Management LLC, dated as of March 13, 2018 (incorporated by reference to Exhibit 10.1 of the Company's annual report on Form 10-K (File No. 001-35986), filed on March 14, 2018).
10.2+	2013 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 of the registration statement on Form S-11 (No. 333-187662), filed on April 23, 2013).
10.3+	2023 Equity Incentive Plan (incorporated by reference to Appendix A of the Company's definitive proxy statement filed on April 6, 2023).
10.4+	Form of Share Award Agreement (for trustees) (incorporated by reference to Exhibit 10.1 of the Company's current report on Form 8-K, filed on September 25, 2013).
10.5+	Form of Share Award Agreement (for trustees) (incorporated by reference to Exhibit 10.1 of the Company's quarterly report on Form 10-Q for the quarter ended September 30, 2014).
10.6+	Form of Share Award Agreement (for Ellington employees) (incorporated by reference to Exhibit 10.1 of the Company's current report on Form 8-K filed on December 18, 2015).
10.7+	Form of Share Award Agreement (for Ellington employees) (incorporated by reference to Exhibit 10.6 of the Company's annual report on Form 10-K for the year ended December 31, 2016).
10.8+	Form of Share Award Agreement (for Ellington employees) (incorporated by reference to Exhibit 10.1 of the Company's quarterly report on Form 10-Q for the quarter ended June 30, 2019).
10.9+	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.7 the registration statement on Form S-11 (No. 333-187662), filed on April 29, 2013).
10.10+	Registration Rights Agreement, dated as of September 24, 2012, by and among Ellington Residential Mortgage REIT, EMG Holdings, L.P. and Blackstone Tactical Opportunities EARN Holdings, L.L.C. (incorporated by reference to Exhibit 10.4 of the registration statement on Form S-11 (No. 333-187662), filed on April 23, 2013).
10.11	Shareholders Agreement by and among Ellington Residential Mortgage REIT, EMG Holdings, L.P., and Blackstone Tactical Opportunities EARN Holdings, L.L.C. dated May 6, 2013 (incorporated by reference to Exhibit 10.1 of the Company's quarterly report on Form 10-Q for the quarter ended March 31, 2013).

10.12	Amended and Restated Agreement of Limited Partnership of Ellington Residential Mortgage LP (incorporated by reference to Exhibit 10.6 of the registration statement on Form S-11 (No. 333-187662), filed on April 23, 2013).

Exhibit	Description
(Continued)	
21.1	List of Subsidiaries
23.1	Consent of the Independent Registered Public Accounting Firm
24.1	Power of Attorney (included on signature page)
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes – Oxley Act of 2002
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes – Oxley Act of 2002
32.1*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes – Oxley Act of 2002
32.2*	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes – Oxley Act of 2002
97.1+	Policy Relating to Recovery of Erroneously Awarded Compensation
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

* Furnished herewith. These certifications are not deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.

\+ Management or compensatory plan or arrangement.

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELLINGTON RESIDENTIAL MORTGAGE REIT

Date: March 12, 2024

By: /s/ LAURENCE PENN
_____

Laurence Penn
Chief Executive Officer
(Principal Executive Officer)

POWER OF ATTORNEY

We, the undersigned officers and trustees of Ellington Residential Mortgage REIT, hereby severally constitute Laurence Penn, Daniel Margolis, Alaael-Deen Shilleh, and Christopher Smernoff, and each of them singly, our true and lawful attorneys with full power to them, and each of them singly, to sign for us and in our names in the capacities indicated below, any and all amendments to this Annual Report on Form 10-K, and generally to do all such things in our names and in our capacities as officers and trustees to enable Ellington Residential Mortgage REIT to comply with the provisions of the Securities Exchange Act of 1934, as amended, and all requirements of the SEC, hereby ratifying and confirming our signatures as they may be signed by our said attorneys, or any of them, to said Annual Report on Form 10-K and any and all amendments thereto.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and dates indicated.

Signature	Title	Date
/s/ LAURENCE PENN **LAURENCE PENN**	Chief Executive Officer, President and Trustee *(Principal Executive Officer)*	March 12, 2024
/s/ CHRISTOPHER SMERNOFF **CHRISTOPHER SMERNOFF**	Chief Financial Officer *(Principal Financial and Accounting Officer)*	March 12, 2024
/s/ MICHAEL W. VRANOS **MICHAEL W. VRANOS**	Trustee	March 12, 2024
/s/ ROBERT B. ALLARDICE, III **ROBERT B. ALLARDICE, III**	Chairman of the Board	March 12, 2024
/s/ RONALD I. SIMON PH.D **RONALD I. SIMON PH.D**	Trustee	March 12, 2024
/s/ MARY MCBRIDE **MARY MCBRIDE**	Trustee	March 12, 2024
/s/ DAVID MILLER **DAVID MILLER**	Trustee	March 12, 2024